Exhibit 99.3

Execution Version

ELECTRA BATTERY MATERIALS CORPORATION,

THE GUARANTORS PARTY HERETO,

AND

GLAS TRUST COMPANY LLC,

as Trustee and Collateral Trustee

INDENTURE

Dated as of November 26, 2024

12.00% Convertible Senior Secured Notes due 2027

i

Section 19.06	Legal Holidays	156
Section 19.07	Benefits of Indenture	156
Section 19.08	Table of Contents, Headings, Etc.	156
Section 19.09	Authenticating Agent	156
Section 19.10	Execution in Counterparts	157
Section 19.11	Severability	157
Section 19.12	Waiver of Jury Trial	157
Section 19.13	Force Majeure	158
Section 19.14	Calculations	158
Section 19.15	USA PATRIOT Act	158
Section 19.16	Foreign Account Tax Compliance Act (FATCA)	158
Section 19.17	Withholding Taxes	159
Section 19.18	Interest Act (Canada)	161
Section 19.19	Australian Code of Banking Practice	161
Section 19.20	Conversion of Currency	161
Section 19.21	Currency Equivalent	162

EXHIBITS

Exhibit A	Form of Note
Exhibit B	Form of Supplemental Indenture
Exhibit C	Form of Permitted Junior Intercreditor Agreement
Exhibit D	Form of Permitted Working Capital Intercreditor Agreement
Exhibit E	Regulation S Certificate

ScheduleS

Schedule A	Existing Liens
Schedule B	Existing Indebtedness
Schedule C	Existing Investments

v

THIS INDENTURE, dated as of November 26, 2024, between Electra Battery Materials Corporation, a Canadian corporation, as issuer (the “Company,” or the “Issuer,” as more fully set forth in Section 1.01), the Guarantors party hereto (as defined herein) and GLAS Trust Company LLC, a limited liability company organized and existing under the laws of the State of New Hampshire, as trustee (the “Trustee,” as more fully set forth in Section 1.01) and collateral trustee (the “Collateral Trustee,” as more fully set forth in Section 1.01).

W I T N E S S E T H:

WHEREAS, for its lawful corporate purposes, the Company has duly authorized the issuance of its 12.00% Convertible Senior Secured Notes due 2027 (the “Notes”), initially in an aggregate principal amount not to exceed $4,000,000 and in order to provide the terms and conditions upon which the Notes are to be authenticated, issued and delivered, the Company has duly authorized the execution and delivery of this Indenture; and

WHEREAS, the Form of Note, the certificate of authentication to be borne by each Note, the Form of Notice of Conversion, the Form of Assignment and Transfer and the Form of Notation of Guarantee to be borne by the Notes are to be substantially in the forms hereinafter provided; and

WHEREAS, in connection with the purchase of the Notes, certain Holders have entered into Subscription Agreements, each dated as of November 25, 2024, (the “Subscription Agreements”); and

WHEREAS, on or about the date of this Indenture, the Company is amending and restating that certain Collateral Trust Agreement, dated as of February 13, 2023, with Scientific Metals (Delaware) Corp. and the Collateral Trustee (as amended, the “Collateral Trust Agreement”); and

WHEREAS, all acts and things necessary to make the Notes, when executed by the Company and authenticated and delivered by the Trustee or a duly authorized authenticating agent, as in this Indenture provided, the valid, binding and legal obligations of the Company, and this Indenture a valid agreement according to its terms, have been done and performed, and the execution of this Indenture and the issuance hereunder of the Notes have in all respects been duly authorized; and

WHEREAS, all acts and things necessary to make the Guarantees, when executed by the Guarantors party hereto, the valid, binding and legal obligations of the respective Guarantors, and this Indenture a valid agreement according to its terms, have been done and performed, and the execution of this Indenture and the issuance hereunder of the Guarantees have in all respects been duly authorized.

NOW, THEREFORE, THIS INDENTURE WITNESSETH:

That in order to declare the terms and conditions upon which the Notes are, and are to be, authenticated, issued and delivered, and in consideration of the premises and of the purchase and acceptance of the Notes by the Holders thereof, the Company, the Guarantors, the Trustee and the Collateral Trustee agree, for the equal and proportionate benefit of the respective Holders from time to time of the Notes (except as otherwise provided below), as follows:

Article 1
Definitions

Section 1.01 Definitions. The terms defined in this Section 1.01 (except as herein otherwise expressly provided or unless the context otherwise requires) for all purposes of this Indenture and of any indenture supplemental hereto shall have the respective meanings specified in this Section 1.01. The words “herein,” “hereof,” “hereunder” and words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision. The terms defined in this Article include the plural as well as the singular.

“Acquired Debt” means, with respect to any specified Person, (a) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming, a Subsidiary of, such specified Person; and (b) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Acquisition” means, with respect to any Person, (a) a purchase of a controlling interest in the Capital Stock of any other Person, (b) a purchase or other acquisition of all or substantially all of the assets or properties of, another Person or of any business unit of another Person, or (c) any merger or consolidation of such Person with any other Person or other transaction or series of transactions resulting in the acquisition of all or substantially all of the assets, or a controlling interest in the Capital Stock, of any Person, in each case in any transaction or group of transactions which are part of a common plan.

“Action” shall have the meaning specified in Section 18.02(e).

“Additional Interest” means all additional amounts of interest, if any, payable pursuant to Section 4.06(c), Section 4.06(d), and Section 6.03, as applicable.

“Additional Shares” shall have the meaning specified in Section 14.03(a).

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control,” when used with respect to any specified Person means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing. Notwithstanding anything to the contrary herein, the determination of whether one Person is an Affiliate of another Person for purposes of this Indenture shall be made based on the facts at the time such determination is made or required to be made, as the case may be, hereunder.

“Affiliate Transaction” shall have the meaning specified in Section 4.12(a).

“Aggregate Payments” shall have the meaning specified in Section 13.01(e).

“Applicable Procedures” means, with respect to any transfer or exchange of beneficial ownership interests in a Global Note, the rules and procedures of the Depositary, to the extent applicable to such transfer or exchange.

“Applicable Law” means all federal, provincial, state, municipal, foreign and international statutes, acts, codes, ordinances, decrees, treaties, rules, regulations, municipal by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards or any provisions of the foregoing, including general principles of common and civil law and equity, and all policies, practices and guidelines of any governmental authority binding on or affecting the person referred to in the context in which such word is used.

“Applicable Securities Legislation” means applicable securities laws (including rules, regulations, policies and instruments) in each of the provinces and territories of Canada.

“Applicable Tax Law” shall have the meaning specified in Section 19.16.

“Asset Sale” means:

(a)           the Disposition of property or assets of the Company or any Subsidiary; or

(b)           the issuance or sale of Capital Stock (other than director’s qualifying shares, shares or interests required to be held by foreign nationals or other third parties to the extent required by applicable law or Disqualified Stock) of any Subsidiary (other than to the Company or another Subsidiary), whether in a single transaction or a series of related transactions, in each case, other than:

(i)            a Disposition of obsolete, damaged, unnecessary, unsuitable or worn out equipment, or other assets, in the ordinary course of business, or Dispositions of property no longer used, useful or economically practicable to maintain in the conduct of the business of the Company and its Subsidiaries, taken as a whole;

(ii)           the Disposition of all or substantially all of the assets of the Company or any Guarantor in compliance with the provisions described under Article 11 or any Disposition that constitutes an Event of Default;

(iii)          any Restricted Payment that is permitted to be made, and is made, under Section 4.08 or any Permitted Investment or any transaction specifically excluded from the definition of Restricted Payment;

(iv)          any Disposition of assets or issuance or sale of Capital Stock of any Subsidiary, in a single transaction or series of related transactions, together with other Dispositions utilizing this clause (iv), with an aggregate Fair Market Value of less than $1,000,000 in any fiscal year;

(v)            (x) Dispositions among the Company and any Secured Guarantor and (y) Dispositions among Subsidiaries which are not Guarantors and (z) Dispositions among Guarantors that are not Secured Guarantors;

(vi)           any Disposition deemed to occur in connection with the granting or creation of any Lien permitted under this Indenture;

(vii)          the Disposition of Inventory held for sale in the ordinary course of business, and Dispositions of accounts receivable in the ordinary course of business in connection with the collection or compromise thereof;

(viii)         the lease, assignment, non-exclusive license, sublicense or sublease of any real or personal property in the ordinary course of business;

(ix)            the surrender or waiver of contract rights or settlement, release or surrender of a contract, tort or other litigation claim in the ordinary course of business;

(x)             (i) Dispositions of Investments (including Capital Stock) in joint ventures to the extent required by, or made pursuant to customary buy/sell arrangements between, the Joint Venture parties set forth in Joint Venture arrangements and similar binding arrangements and (ii) the transfer for fair value of property (including Capital Stock of Subsidiaries) to another Person in connection with a Joint Venture arrangement with respect to the transferred property; provided that such transfer is permitted pursuant to Section 4.08;

(xi)            the Disposition of cash or cash equivalents or investment grade securities in the ordinary course of business;

(xii)           the issuance of Capital Stock of Cobalt Industries of Canada Inc. (or any Subsidiary formed after the Issue Date) to Kuya Silver Company or any of its Subsidiaries pursuant to and in accordance with the Kuya Agreement;

(xiii)         the lapse, abandonment or other Disposition of registered patents, trademarks and other intellectual property of the Company and its Subsidiaries to the extent (i) not economically desirable in the conduct of their businesses and (ii) such transaction would not result in a material and adverse impact on the Collateral;

(xiv)         a Permitted Idaho Disposition.

Provided that, notwithstanding anything in this definition to the contrary, the Disposition of Capital Stock of any Guarantor or the Disposition of any Collateral to a person that is not a Secured Guarantor shall, in each case, constitute an Asset Sale.

“Asset Sale Offer” shall have the meaning specified in Section 4.11(b).

“Australian Code of Banking Practice” means the Banking Code of Practice published by the Australian Bankers' Association, as amended, revised or amended and restated from time to time.

“Australian Controller” shall have the meaning given to it in Section 9 of the Australian Corporations Act.

“Australian Corporations Act” shall mean the Corporations Act 2001 (Cth).

“Australian Indirect Tax Law” has the same meaning as in the Australian Tax Administration Act.

“Australian Indirect Tax Related Liability” means a liability to pay an amount under an Australian Indirect Tax Law, being an amount to which section 444-90 of Schedule 1 to the Australian Tax Administration Act applies.

“Australian Insolvency Event” means, in relation to a Guarantor that is incorporated in the jurisdiction of Australia:

(a)            its Liquidation;

(b)            an External Administrator is appointed in respect of the entity or any of its property;

(c)            the entity ceases or threatens to cease to carry on its business;

(d)            the corporation being deemed to be, or stating that it is, unable to pay its debts when they fall due;

(e)            any other ground for Liquidation or the appointment of an External Administrator occurs in relation to the corporation;

(f)             the corporation resolves to enter into Liquidation;

(g)            an application being made which is not dismissed or withdrawn within 10 days for an order, resolution being passed or proposed, a meeting being convened or any other action being taken to cause or consider anything described in paragraphs (a) to (f) (inclusive).

“Australian ITFA” means a tax funding agreement between the Members of a GST Group which includes:

(a)            reasonably appropriate arrangements for the funding of any contribution amount of any Member of the GST Group having regard to the position of each Member of the GST Group;

(b)            an undertaking from each Member of the GST Group to compensate each other Member adequately for any loss as a result of being a Member of the GST Group; and

(c)            either:

(i)             an undertaking from the Representative Member of the GST Group to pay all Australian Indirect Tax Related Liabilities of the GST Group before the Members of the GST Group make any payments to the Representative Member under the agreement; or

(ii)            an undertaking from members of the GST Group to make payments under the agreement to the Representative Member contingent on the Representative Member using those funds to pay all Australian Indirect Tax Related Liabilities of the GST Group.

“Australian ITSA” means any agreement that satisfies the requirements of an indirect tax sharing agreement for the purposes of section 444-90 of Schedule 1 of the Australian Tax Administration Act for being a valid tax sharing agreement.

“Australian Pledge” means the Specific Security Deed, dated as of February 13, 2023 and executed by the Company, as the same is amended, restated, supplemented or otherwise modified from time.

“Australian PPSA” means, (i) the Personal Property Securities Act 2009 (Cth), (i) any regulations in force at any time thereunder, including the Personal Property Securities Regulations 2010 (Cth), (iii) any amendment to any of the foregoing, made at any time, and (iv) any amendment made at any time to the Australian Corporations Act or any other legislation in connection with the implementation or as a consequence of the (i) through to (iv).

“Australian PPSA Security Interest” means a security interest that is subject to the Australian PPSA.

“Australian Security Agreement” means the General Security Deed, dated as of February 13, 2023 and executed by Cobalt One, Acacia Minerals Pty Limited (ACN 127 419 729), Ophiolite Consultants Pty Limited (ACN 092 694 490) and the Collateral Trustee as the same is amended, restated, supplemented or otherwise modified from time.

“Australian Security Documents” means the Australian Pledge, the Australian Security Agreement and each other Note Security Document governed by the law of any state or territory of the Commonwealth of Australia.

“Australian Subsidiary” shall mean a Subsidiary formed or incorporated in the Commonwealth of Australia.

“Australian Tax Act” means the Income Tax Assessment Act 1936 (Cth) and the Income Tax Assessment Act 1997 (Cth), jointly, as applicable.

“Australian Tax Administration Act” means the Tax Administration Act 1953 (Cth).

“Australian Tax Consolidated Group” means a "Consolidated Group" or an "MEC Group" as defined in the Australian Tax Act.

“Australian TFA” means a tax funding agreement between the members of an Australian Tax Consolidated Group which includes:

(a)            reasonably appropriate arrangements for the funding of tax payments by the Head Company having regard to the position of each member of the Australian Tax Consolidated Group;

(b)            an undertaking from each member of the Australian Tax Consolidated Group to compensate each other member adequately for loss of tax attributes (including tax losses and tax offsets) as a result of being a member of the Australian Tax Consolidated Group; and

(c)            either:

(i)             an undertaking from the Head Company to pay all group liabilities (as described in section 721-10 of the Australian Tax Act) of the Australian Tax Consolidated Group before the members of the Tax Consolidated Group make any payments to the Head Company under the agreement;

(ii)            an undertaking from the members of the Tax Consolidated Group to make payments to the Head Company under the agreement contingent on the Head Company using such funds to pay the group liabilities (as described in section 721-10 of the Australian Tax Act.

“Australian TSA” means an agreement between the members of an Australian Tax Consolidated Group which takes effect as a tax sharing agreement under section 721-25 of the Australian Tax Act.

“Bankruptcy Code” shall mean the United States Bankruptcy Code, being Title 11 of the United States Code, as the same now exists or may from time to time hereafter be amended, modified, recodified or supplemented.

“Bankruptcy Law” shall mean the Bankruptcy Code, the BIA, the CCAA, the WURA (as the same now exists or may from time to time hereafter be amended, modified, recodified or supplemented) and any similar federal, state, or foreign law for the relief of debtors.

“Beneficial Ownership Certificate” shall have the meaning specified in Section 16.03(e).

“Beneficial Ownership Limitations” shall have the meaning specified in Section 14.11(d).

“BIA” shall mean the Bankruptcy and Insolvency Act (Canada).

“Blocked Account Agreement” mean, collectively, each Canadian blocked account agreement entered into between a Note Party, the Collateral Trustee, and a depository bank.

“Board of Directors” means the board of directors of the Company or a committee of such board duly authorized to act for it hereunder.

“Board Resolution” means a copy of a resolution certified by the Chief Financial Officer of the Company to have been duly adopted by the Board of Directors, and to be in full force and effect on the date of such certification, and delivered to the Trustee.

“Business Day” means, means any day other than a Saturday, Sunday, or any day on which banks in New York, New York and Toronto, Ontario are authorized or required by law to close.

“Canadian Debenture” means the Debenture, dated as of February 13, 2023 and executed by Cobalt Camp, as the same is amended, restated, supplemented or otherwise modified from time.

“Canadian Note Parties” means each Note Party formed or incorporated in Canada or a province or territory thereof.

“Canadian Pledge” means the Securities Pledge Agreement, dated as of February 13, 2023 and executed by Cobalt One, the Company and each Canadian Subsidiary, as the same is amended, restated, supplemented or otherwise modified from time.

“Canadian Security Agreement” means the General Security Agreement, dated as of February 13, 2023 and executed by the Company and each Canadian Subsidiary, as the same is amended, restated, supplemented or otherwise modified from time.

“Canadian Security Documents” means the Canadian Security Agreement, the Canadian Debenture, the Canadian Pledge, the Canadian Security Agreement, the Blocked Account Agreements and each other Note Security Document governed by the law of a province or territory of Canada.

“Canadian Subsidiary” shall mean a Subsidiary formed or incorporated in Canada or a province or territory thereof.

“Capital Lease Obligations” of any Person means the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under IFRS, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with IFRS, provided that such determination shall be made without giving effect to IFRS 16, Leases (and related interpretations) to the extent any lease (or similar arrangement) would be required to be treated as a capital lease thereunder where such lease (or arrangement) would have been treated as an operating lease under IFRS standards as in effect immediately prior to the effectiveness of such.

“Capital Stock” means, for any entity, any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) stock issued by that entity but shall not include any debt securities convertible into or exchangeable for any securities otherwise constituting Capital Stock pursuant to this definition. Unless the context otherwise requires, Capital Stock shall refer to Capital Stock of the Company.

“Cash Equivalents” means:

(a)            securities (i) issued or directly and fully guaranteed or insured by the government of Canada government or any province thereof or by the United States government or the Commonwealth of Australia (or any state or territory of the Commonwealth of Australia (ii) issued by any governmental agency and which securities are fully guaranteed or insured or benefit from the full faith and credit, as applicable, of the United States government or the Canadian government or any province thereof, provided however, that in the case of securities issued or guaranteed by any province of Canada or securities defined in clause (ii), such securities are rated by at least two rating agencies and have a minimum rating of at least A-1 by S&P, P-1 by Moody’s Investors Services and R-1 by DBRS Limited and have a remaining term to maturity not exceeding 365 days; and

(b)            certificates of deposit with maturities of six months or less from the date of acquisition, bankers’ acceptances with a remaining term to maturity not exceeding 365 days and overnight bank deposits, in each case, with any bank referred to in Schedule I or Schedule II of the Bank Act (Canada) or rated at least A-1 or the equivalent thereof by Standard & Poor’s, at least P-1 or the equivalent thereof by Moody’s Investors Services or at least R-1 or the equivalent thereof by DBRS Limited.

“CCAA” shall mean the Companies’ Creditors Arrangement Act (Canada).

“Change of Control” means, except as described in clause (o) of the definition of “Event of Default” in Section 6.01, any Person, or group of Persons acting jointly or in concert within the meaning of the Securities Act (Ontario) acquiring beneficial ownership or control over an aggregate of 50% or more of the outstanding Common Equity or of the Common Equity and securities convertible into or carrying the right to acquire Common Equity.

“Change of Control Offer” shall have the meaning specified in Section 15.05.

“Clause A Distribution” shall have the meaning specified in Section 14.04(c).

“Clause B Distribution” shall have the meaning specified in Section 14.04(c).

“Clause C Distribution” shall have the meaning specified in Section 14.04(c).

“close of business” means 5:00 p.m. (New York City time).

“Collateral” shall mean any assets that have been pledged (or the equivalent) to the Collateral Trustee or that otherwise secured to the Note Obligations, in each case, pursuant to the Note Security Documents.

“Collateral Trustee” means the Person named as the “Collateral Trustee” in Section 18.08(a) until a successor Collateral Trustee shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Collateral Trustee” shall mean or include each Person who is then a Collateral Trustee hereunder.

“Cobalt Camp” means Cobalt Camp Refinery Ltd., a British Columbia corporation.

“Cobalt One” means Cobalt One Pty Limited (ACN 127 411 796), a proprietary company, limited by shares and incorporated in Australia corporation.

“Commissions” means the applicable securities regulatory authorities in each of the provinces and territories of Canada.

“Common Equity” of any Person means Capital Stock of such Person that is generally entitled (a) to vote in the election of directors of such Person or (b) if such Person is not a corporation, to vote or otherwise participate in the selection of the governing body, partners, managers or others that will control the management or policies of such Person.

“Common Stock” means the common shares of the Company, no par value, at the date of this Indenture, subject to Section 14.07.

“Company” shall have the meaning specified in the first paragraph of this Indenture, and subject to the provisions of Article 11, shall include its successors and assigns.

“Company Order” means a written order of the Company, signed by one of its Officers and delivered to the Trustee.

“Consolidated EBITDA” means, with respect to the Company and its Subsidiaries for any period without duplication, the Consolidated Net Income of the Company and its Subsidiaries for such period plus, in each case to the extent deducted in computing Consolidated Net Income for such period:

(a)            provision for taxes (net of tax refunds) based on income, profits or capital of the Company and its Subsidiaries for such period; plus

(b)            Consolidated Net Interest Expense (net of interest income) and any non-cash interest expense (including, without limitation, capitalized, accrued or accreting or paid-in-kind interest or accreting principal and price-indexed linkage differences on Indebtedness) of the Company and its Subsidiaries for such period; plus

(c)            any expenses, charges or other costs related to any equity offering, acquisition (including amounts paid in connection with the acquisition or retention of one or more individuals comprising part of a management team retained to manage the acquired business, provided that such payments are made at the time of such acquisition and are consistent with the customary practice in the industry at the time of such acquisition), joint venture, disposition, recapitalization, Indebtedness permitted to be incurred by this Indenture, or the refinancing of any other Indebtedness of such Person or any of its Subsidiaries (whether or not successful) (including any such fees, expenses or charges related to this Indenture and the transactions contemplated hereby); provided, that, the amount added back pursuant to this clause (c) shall not exceed $500,000 in any period with respect to any such transactions that are not consummated; plus

(d)            depreciation, amortization and other non-cash expenses or charges (including any write-offs of debt issuance or deferred financing costs or fees and impairment charges and the impact on depreciation and amortization of purchase accounting adjustments, but excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of the Company and its Subsidiaries; plus

(e)            all extraordinary and non-recurring or unusual gains and losses will be excluded; provided, that, amounts added back to Consolidated Net Income pursuant to this clause (e) shall not exceed 15% of Consolidated EBITDA for any period (calculated before giving effect to any such addback).

Notwithstanding anything in this definition to the contrary, in no event shall any write-down or write-off of any accounts receivable or inventory be included as an adjustment or add-back in this definition, including any such add-back or adjustment that would be included as part of Consolidated Net Income.

“Consolidated Net Income” means, with respect to the Company and its Subsidiaries for any period, the aggregate of the net income (loss) from continuing operations of the Company and its Subsidiaries for such period, on a consolidated basis determined in accordance with IFRS; provided, that:

(a)            the net income of any Person that is not a Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or similar distributions paid in cash from operations of such Person to the Company or a Subsidiary of the Company (and the net loss of any such Person shall be included only to the extent that such loss is funded in cash by the Company or a Subsidiary thereof);

(b)            the net income for such period of any Subsidiary (other than a Guarantor) shall be excluded to the extent that the declaration or payment of dividends or similar distributions by such Subsidiary of its net income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its shareholders, unless such restrictions with respect to the payment of dividends or similar distributions have been legally waived; provided that the Consolidated Net Income of the Company shall be increased by the amount of dividends or other distributions paid in cash from the operations of such non-Guarantor Subsidiary (or to the extent converted to cash) to the Company, to the extent not already included therein;

(c)            any non-cash compensation charges, including non-cash costs or expenses resulting from stock option plans, employee benefit plans, or post-employment benefit plans, or grants or awards of stock, stock appreciation or similar rights, stock options, restricted stock, preferred stock or other rights will be excluded;

(d)            any gain or loss for such period from unrealized currency translation gains or losses or net gains or losses related to currency re-measurements of Indebtedness will be excluded;

(e)            any unrealized net after-tax income (loss) from hedging obligations or cash management obligations or from other derivative instruments in the ordinary course will be excluded;

(f)             effects of purchase accounting adjustments in amounts required or permitted by IFRS, resulting from the application of purchase accounting in relation to any consummated acquisition or the amortization or write-off of any amounts thereof shall be excluded;

(g)            non-cash gains, losses, income and expenses resulting from fair value accounting required by the applicable standard under IFRS and related interpretations shall be excluded;

(h)            loss or expense amounts as are actually reimbursed by insurance providers in cash in respect of liability or casualty events or business interruption shall be excluded; and

(i)             fees, costs, expenses and losses that are actually received in cash pursuant to contractual indemnities or guaranty obligations of third parties shall be excluded.

“Consolidated Net Interest Expense” means, without duplication and in each case determined on a consolidated basis in accordance with IFRS.

(a)            the Company’s and its Subsidiaries’ total interest expense for such period; plus

(b)            the interest component of the Company’s and its Subsidiaries’ Capital Lease Obligations accrued or scheduled to be paid or accrued during such period other than the interest component of Capital Lease Obligations between or among the Company and any Subsidiary or between or among Subsidiaries; plus

(c)            the interest expense on Indebtedness of another Person to the extent such Indebtedness is guaranteed by the Company or any Subsidiary or secured by a Lien on the Company’s or any Subsidiary’s assets, but only to the extent that such guarantee or Lien is permitted hereunder and such interest is actually paid by the Company or such Subsidiary; minus

(d)            the interest income of the Company and its Subsidiaries during such period.

Notwithstanding any of the foregoing, Consolidated Net Interest Expense shall not include (i) any non-cash interest expense (including, without limitation, capitalized, accrued or accreting or paid-in-kind interest or accreting principal and price-indexed linkage differences on Indebtedness) and (ii) any payments on any leases that would have been classified as operating leases under IFRS prior to the adoption of IFRS 16 Leases.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including any obligation of such Person, whether or not contingent:

(a)            to purchase any such primary obligation or any property constituting direct or indirect security therefor;

(b)            to advance or supply funds:

(i)             for the purchase or payment of any such primary obligation; or

(ii)            to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; or

(c)            to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Contributing Guarantors” shall have the meaning specified in Section 13.01(e).

“Conversion Agent” shall have the meaning specified in Section 4.02.

“Conversion Date” shall have the meaning specified in Section 14.02(c).

“Conversion Obligation” shall have the meaning specified in Section 14.01.

“Conversion Price” means as of any time, $1,000, divided by the Conversion Rate as of such time.

“Conversion Rate” shall have the meaning specified in Section 14.01.

“Corporate Trust Office” means the principal office of the Trustee or the Collateral Trustee at which at any time its corporate trust business shall be administered, which office at the date hereof is located at 3 Second Street, Suite 206, Jersey City, New Jersey 07311, Attention: TMGUS/Electra Battery Materials Corporation, or such other address as the Trustee or the Collateral Trustee, as applicable, may designate from time to time by notice to the Holders and the Company, or the principal corporate trust office of any successor trustee or successor collateral trustee (or such other address as such successor trustee or successor collateral trustee may designate from time to time by notice to the Holders and the Company).

“Covenant Defeasance” shall have the meaning specified in Section 3.02.

“Custodian” means the Trustee, as custodian for The Depository Trust Company, with respect to the Global Notes, or any successor entity thereto.

“Daily VWAP” means, for each Trading Day, the per share volume-weighted average price as displayed under the heading “Bloomberg VWAP” on Bloomberg page “ELBM CN Equity AQR <Go>” (or its equivalent successor if such page is not available) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such Trading Day (or if such volume-weighted average price is unavailable at such time, the market value of one share of the Common Stock on such Trading Day determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained for this purpose by the Company). The Daily VWAP shall be determined without regard to after-hours trading or any other trading outside of the regular trading session trading hours. On or after the occurrence of a Merger Event, the Daily VWAP of a unit of Reference Property on any date shall be determined in accordance with the two immediately preceding sentences except that (i) in the case of a Merger Event in connection with which holders of Common Stock receive only cash as set forth in Section 14.07(a), the Daily VWAP shall be equal to the per share amount of cash received by holders of Common Stock in such Merger Event and (ii) in the case of a Merger Event in connection with which holders of Common Stock receive a type of consideration other than cash or common stock as set forth in Section 14.07(a), the Daily VWAP shall be the fair market value of such unit of Reference Property determined by a nationally recognized independent investment banking firm retained for this purpose by the Company. The Daily VWAP for any Trading Day will be expressed in U.S. dollars and, if expressed in a different currency for such Trading Day as determined above (which, for the avoidance of doubt, will be the case at the time the Notes are initially issued), will be translated to U.S. dollars at the Prevailing Exchange Rate on such Trading Day.

“Deemed Interest” shall, on a per annum basis, mean the sum of (i) the prevailing stated interest rate of the Notes (as it may be adjusted from time to time in accordance with this Indenture, including with respect to Additional Interest), (ii) the value of any Interest Make-Whole Payment made to the Holders, whether satisfied in cash or through the issuance of shares of Common Stock, and (iii) the value of additional payments made to the Holders under Section 14.03, whether satisfied in cash or through the issuance of shares of Common Stock, expressed as a percentage of the aggregate principal amount outstanding, but shall not include any Non-Interest Bearing Monetization.

“Default” means any event that is, or after notice or passage of time, or both, would be, an Event of Default.

“Defaulted Amounts” means any amounts on any Note (including, without limitation, the Change of Control Repurchase Price, principal and interest) that are payable but are not punctually paid or duly provided for.

“Definitive Notes” means Notes that are in registered definitive non-global form.

“Depositary” means, with respect to each Global Note, the Person specified in Section 2.07(c) as the Depositary with respect to such Notes, until a successor shall have been appointed and become such pursuant to the applicable provisions of this Indenture, and thereafter, “Depositary” shall mean or include such successor.

“Designated Non-Cash Consideration” means the Fair Market Value of non-cash consideration received by the Company or a Subsidiary in connection with an Asset Sale pursuant to Section 4.11(a) that is designated as Designated Non-Cash Consideration pursuant to a certificate of a Responsible Officer of the Company, setting forth the basis of such valuation.

“Designated U.S. Assets” means (a) the Capital Stock of any or all of the U.S. Subsidiaries of the Company or (b) any or all assets of the direct or indirect U.S. Subsidiaries of the Company.

“Disposition” or “Dispose” means the sale, transfer, issuance, license, lease or other disposition (including any sale and leaseback transaction), whether in one transaction or in a series of transactions, of any property or assets (including, without limitation, any Capital Stock of the Company or any of its Subsidiaries) by any Person (or the granting of any option or other right to do any of the foregoing), including any sale, assignment, transfer or other disposal, with or without recourse, of any notes or accounts receivable or any rights and claims associated therewith.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature (other than, in each case, any provision requiring an offer to purchase such Capital Stock as a result of a change of control, delisting, asset sale or similar provision or any other provision permitting holders to convert such Capital Stock so long as any right of the holders thereof upon the occurrence of a change of control, delisting, asset sale or similar provision shall be subject to the prior repayment in full in cash of the Notes and the other Note Obligations); provided that if such Capital Stock are issued pursuant to a plan for the benefit of employees of the Company or any of its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Company in order to satisfy applicable statutory or regulatory obligations. The amount of Disqualified Stock deemed to be outstanding at any time for purposes of this Indenture will be the maximum amount that the Company and its Subsidiaries may become obligated to pay upon maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock or portion thereof, plus accrued dividends.

“Distributed Property” shall have the meaning specified in Section 14.04(c).

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval system of the SEC, available at www.sec.gov.

“Effective Date” shall have the meaning specified in Section 14.03(c), except that, as used in Section 14.04 and Section 14.05, “Effective Date” means the first date on which shares of the Common Stock trade on the applicable exchange or in the applicable market, regular way, reflecting the relevant share split or share combination, as applicable.

“Eligible Market” shall have the meaning specified in Section 16.01.

“Environmental Laws” means all federal, provincial, state, municipal, county, local and other laws, statutes, decrees, codes, ordinances, by-laws, rules, regulations, policies, guidelines, Permits, standards, judgments, and other authorizations, as well as common law, civil and other jurisprudence or authority, in each case domestic or foreign, having the force of law at any time relating in whole or in part to Hazardous Material, or the protection, quality or use of the environment or natural resources, including a discharge, release, leak, spill, migration, emission or deposit, threatened discharge or release of a Hazardous Material, or the presence of any Hazardous Material, or occupational health and safety matters, including with respect to ambient air, surface water, ground water, or land.

“Environmental Permits” means any permit, licence, approval or registration of any kind held or required to be held by any Person.

“Event of Default” shall have the meaning specified in Section 6.01.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Date” shall have the meaning specified in Section 17.01.

“Excluded Entity” means (a) (i) any Subsidiary of the Company formed under the laws of a country other than Canada, the United States or Australia, (ii) any Subsidiary of the Company which is not wholly-owned solely to the extent such Subsidiary (x) is not permitted to guarantee the Obligations pursuant to the terms of its Organizational Documents (not entered into in contemplation of circumventing the requirements of the Transaction Documents) (y) is a Joint Venture and the Capital Stock in such Joint Venture that is not held by a JV Partner is held by a third party that is not an Affiliate of the Company, (iii) Orion Resources NV (Nevada Corp) (“Orion”) and Cobalt Industries of Canada Inc.; provided, however, that Cobalt Industries of Canada Inc. shall cease to be an Excluded Entity if the joint venture contemplated by the Kuya Agreement is an entity other than Cobalt Industries of Canada Inc.; and (iv) any Subsidiary of the Company or a Guarantor that is prohibited by applicable law, rule or regulation or by any contractual obligation (other than to the extent such obligation was entered into or created in contemplation thereof or for the purpose of circumventing the requirements of the Note Documents) existing on the Issue Date or on the date any such Subsidiary is acquired, in each case from guaranteeing the Note Obligations or which would require governmental (including regulatory) consent, approval, license or authorization to provide such a guarantee, for so long as such prohibition or circumstance exists, or for which the provision of such guarantee would result in material adverse tax consequence to the Company or a Guarantor or one of their Subsidiaries (as reasonably determined by the Company in good faith and certified to the Holders and the Collateral Trustee in writing), and (b) any Subsidiary having total assets having a value of not greater than $125,000, provided that all such Subsidiaries pursuant to this clause (b) may have an aggregate market value not to exceed $1,000,000. Notwithstanding the foregoing, in no event shall the Company or any existing U.S. Subsidiary, Canadian Subsidiary or Australian Subsidiary of the Company as of the Issue Date, other than Orion and Cobalt Industries of Canada Inc., be an Excluded Entity.

“Excluded Taxes” means any of the following Taxes imposed on or with respect to a Recipient or a beneficial owner of Notes (or the right to receive interest on Notes), or required to be withheld or deducted from a payment to a Recipient, (a) Taxes imposed on or measured by net income (however denominated), franchise Taxes, and branch profits Taxes, in each case, (i) imposed as a result of such Recipient or beneficial owner of Notes being organized under the laws of, or having its principal office or permanent establishment or, in the case of any Holder or any beneficial owner of Notes, its applicable office located in, the jurisdiction imposing such Tax (or any political subdivision thereof) or (ii) that are Other Connection Taxes, (b) in the case of a Holder or a beneficial owner of Notes (or the right to receive interest on Notes), withholding Taxes imposed on amounts payable to or for the account of such Holder or beneficial owner of Notes (or the right to receive interest on Notes) with respect to an applicable interest in a Note pursuant to a law in effect on the date on which (i) such Holder or beneficial owner of Notes (or the right to receive interest on Notes) acquires such interest in the Note or (ii) such Holder or beneficial owner of Notes (or the right to receive interest on Notes)changes its office, except in each case to the extent that amounts with respect to such Taxes were payable either to such Holder's assignor immediately before such Holder became a party hereto or to such Holder or beneficial owner of Notes (or the right to receive interest on Notes) immediately before it changed its office, (c) any Canadian withholding Taxes imposed on a payment by or on account of any obligation of the Company hereunder by reason of the Recipient or beneficial owner of Notes (or the right to receive interest on Notes) (i) not dealing at arm’s length (for purposes of the Income Tax Act (Canada)) with the payer of such amount or (ii) being, or not dealing at arm’s length (for purposes of the Income Tax Act (Canada)) with, a specified shareholder (as defined in subsection 18(5) of the Income Tax Act (Canada) of the payer of such amount, (d) Taxes attributable to such Recipient’s failure to comply with any U.S. federal withholding Taxes imposed under FATCA; (e) any Taxes imposed on a payment to a Recipient, former Holder or beneficial owner of Notes by reason of such Recipient’s, former Holder’s or beneficial owner’s failure to comply with Section 19.17(g); and (f) any estate, inheritance, gift, sales, excise, transfer, personal property tax or similar tax, assessment or governmental charge.

“Ex-Dividend Date” means the first date on which shares of the Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive the issuance, dividend or distribution in question, from the Company or, if applicable, from the seller of Common Stock on such exchange or market (in the form of due bills or otherwise) as determined by such exchange or market.

“Excluded Property” means (1) any property to the extent that such grant of a security interest (x) is prohibited by any applicable requirement of law, (y) requires a consent not obtained of any governmental authority pursuant to such applicable requirement of law or (z) is prohibited by, or constitutes a breach or default under or results in the termination of or requires any consent not obtained under, any contract, license, agreement, instrument or other document, except to the extent that such requirement of law or the term in such contract, license, agreement, instrument or other document providing for such prohibition, breach, default or termination or requiring such consent is ineffective under the anti-assignment provisions of the UCC, PPSA or other applicable law; provided that no property shall be excluded by this subclause (z) to the extent such exclusion arises from a contract, agreement or document or any provision thereof that was entered into in contemplation hereof or for the purpose of circumventing the requirements of the Note Documents (it being understood that Excluded Property shall not include proceeds and receivables in respect of the foregoing to the extent such proceeds and receivables do not themselves constitute Excluded Property), (2) any lease, license or other agreement or any property that is subject to a purchase money Lien or capital lease or similar arrangement (in each case permitted by this Agreement and for so long as subject to such purchase money Lien, capital lease or similar arrangement), in each case to the extent that a grant of a Lien therein would violate or invalidate such lease, license or agreement or such purchase money, capital lease or similar arrangement or create a right of termination in favor of any party thereto (other than the Company or a Guarantor), except to the extent that such lease, license or other agreement or other document providing for such violation or invalidation or termination right is ineffective under the anti-assignment provisions of the UCC, the PPSA or other applicable law (it being understood that Excluded Property shall not include proceeds and receivables in respect of the foregoing), (3) any intent-to-use trademark application filed in the United States to the extent that, and solely during the period in which, the grant of a security interest therein would impair the validity and enforceability of such intent-to-use trademark application or the trademark that is the subject thereof under applicable law and (4) motor vehicles, aircraft or similar assets with a certificate of title (other than to the extent such assets can be perfected by the filing of a UCC-1, PPSA or Australian PPSA financing statement), and (5) Excluded Accounts (as defined in the U.S. Security Agreement).

“Existing Notes” means those certain 8.99% Convertible Senior Secured Notes due 2028, initially in an aggregate principal amount not to exceed $51,000,000 issued by the Company on February 13, 2023.

“External Administrator” means an administrator, Australian Controller, trustee, provisional liquidator, liquidator or any other person holding or appointed to an analogous office or acting or purporting to act in an analogous capacity.

“Fair Market Value” means the value that would be paid by a willing buyer to an unaffiliated willing seller in an arm’s length transaction not involving distress or necessity of either party, determined in good faith by (unless otherwise provided in this Indenture) the Board of Directors, taking into account all relevant factors determinative of value, including, without limitation, preference rights, lack of liquidity, control and restrictions on marketability and transferability.

“Fair Share” shall have the meaning specified in Section 13.01(e).

“Fair Share Contribution Amount” shall have the meaning specified in Section 13.01(e).

“FATCA” means Sections 1471 through 1474 of the Internal Revenue Code of 1986 (the “Code”), as of the Issue Date (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof and any agreements entered into pursuant to Section 1471(b)(1) of the Code and fiscal or regulatory legislation, or official rules adopted pursuant to any intergovernmental agreement, treaty or convention among Governmental Authorities and implementing such Sections of the Code.

“FedNor” means the Federal Economic Development Agency for Northern Ontario.

“FedNor Loan Agreement” means the unconditional repayable contribution agreement dated as of November 24, 2020 between FedNor and the Company.

“Fixed Charges” means, with respect to the Company and its Subsidiaries for any period, the sum, without duplication, of (a) the Consolidated Net Interest Expense of the Company and its Subsidiaries for such period; plus (b) the non-cash interest expense (including (i) capitalized, accrued or accreting or paid-in-kind interest or accreting principal and price-indexed linkage differences on Indebtedness but excluding the amortization of deferred financing costs and non-cash interest expense relating to fair value accounting adjustments and (ii) commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings) of the Company and its Subsidiaries; plus (c) the royalty or similar payments or expenses of the Company and its Subsidiaries, whether paid or accrued, in connection with a sale of any royalty owing to the Company and its Subsidiaries or a synthetic royalty or other financing or similar transaction based on revenues and other proceeds; plus (d) principal payments on Indebtedness actually paid or required to be paid in cash by the Company and its Subsidiaries for such period.

“Fixed Charge Coverage Ratio” means, with respect to the Company and its Subsidiaries for any period, the ratio of the Consolidated EBITDA of the Company and its Subsidiaries for such period to the Fixed Charges of the Company and its Subsidiaries for such period. In the event that the Company or any of its Subsidiaries incurs, assumes, acquires, guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated after giving pro forma effect, in the reasonable and good-faith judgment of the chief financial officer of the Company as set forth in a certificate with supporting calculations delivered to the Trustee, to such incurrence, assumption, guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable period. In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(a)            acquisitions of business entities or property and assets constituting a division or line of business and Dispositions outside the ordinary course of business and incurrences of Indebtedness that have been made or incurred by the Company or any of its Subsidiaries, including through Investments, mergers or consolidations, or any Person or any of its Subsidiaries acquired by the Company or any of its Subsidiaries, and including all related financing transactions and including increases in ownership of Subsidiaries, during the reference period or subsequent to such reference period and on or prior to the Calculation Date, or that are to be made on the Calculation Date, will be given pro forma effect, in the good-faith judgment of the chief financial officer of the Company, as if they had occurred on the first day of the reference period, in accordance with Regulation S-X promulgated under the Exchange Act;

(b)            any Person that is a Subsidiary on the Calculation Date will be deemed to have been a Subsidiary at all times during such reference period;

(c)            any Person that is not a Subsidiary on the Calculation Date will be deemed not to have been a Subsidiary at any time during such reference period;

(d)            the interest rate, royalty payment, effective imputed interest rate or similar item (each a “Rate”) payable on any Indebtedness shall be calculated as follows: (i) the Rate shall be equal to the all-in-yield, which shall include (x) any underlying Rate indices, Rate margins, Rate floors, original issue discount (or equivalent) (“OID”) (with OID being equated to a Rate based on the lesser of an assumed four-year average life to maturity or the remaining life to maturity), upfront fees (or other similar fees to market), and similar yield-related discounts, deductions or payments and (y) any arrangement, structuring, commitment, underwriting, amendment or similar fees and (ii) if such Indebtedness bears a floating Rate, the Rate expense on such Indebtedness will be calculated as if the Rate in effect on the Calculation Date had been the applicable Rate for the entire period (taking into account any hedging obligation applicable to such Indebtedness); and

(e)             if any Indebtedness is incurred or available under any facility and is being given pro forma effect in such calculation, the Rate on such Indebtedness shall be calculated assuming that such facility is fully drawn (regardless of whether or not any conditions precedent or other contingencies with respect to such drawing are satisfied) during the applicable period.

“Flood Hazard Area” means an area designated by the Federal Emergency Management Agency (or any successor agency) as a “special flood hazard area” or having special flood or mud slid hazards.

“Form of Assignment and Transfer” means the “Form of Assignment and Transfer” attached as Attachment 2 to the Form of Note attached hereto as Exhibit A.

“Form of Note” means the “Form of Note” attached hereto as Exhibit A.

“Form of Notice of Conversion” means the “Form of Notice of Conversion” attached as Attachment 1 to the Form of Note attached hereto as Exhibit A.

“Funding Guarantor” shall have the meaning specified in Section 13.01(e).

“General Beneficial Ownership Limitation” shall have the meaning specified in Section 14.11(d).

“Global Note” shall have the meaning specified in Section 2.06(b).

“Governmental Authority” means any federal, state, provincial or local government agency, authority, political subdivision, tribunal or court, or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

“Governmental Obligations” means securities that are (a) direct obligations of the United States of America for the payment of which its full faith and credit is pledged or (b) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America that, in either case, are not callable or redeemable at the option of the issuer thereof at any time prior to the Maturity Date, and (x) shall also include a depositary receipt issued by a bank or trust company as custodian with respect to any such Governmental Obligation or a specific payment of principal of or interest on any such Governmental Obligation held by such custodian for the account of the holder of such depositary receipt; provided, however, that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the Governmental Obligation or the specific payment of principal of or interest on the Governmental Obligation evidenced by such depositary receipt and (y) money market mutual funds that are registered with the SEC under the Investment Company Act of 1940, as amended, and operated in accordance with Rule 2a-7 thereunder and that at the time of such investment are rated Aaa by Moody’s and/or AAA by S&P, including such funds for which the Trustee or an affiliate provides investment advice or other services.

“Grafito” means Grafito La Barranca de Mexico, S.A. de C.V., a Mexican corporation.

“GST Act” means the A New Tax System (Goods and Services Tax) Act 1999 (Cth).

“GST Group” means the same as "GST Group" means in the GST Act.

“guarantee” of or by any Person (the “guarantor”) means any obligation, contingent or otherwise, of the guarantor guaranteeing or having the economic effect of guaranteeing any Indebtedness or other obligation of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of the guarantor, direct or indirect, (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation or to purchase (or to advance or supply funds for the purchase of) any security for the payment thereof, (b) to purchase or lease property, securities or services for the purpose of assuring the owner of such Indebtedness or other obligation of the payment thereof, (c) to maintain working capital, equity capital or any other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other obligation or (d) as an account party in respect of any letter of credit or letter of guaranty issued to support such Indebtedness or obligation; provided that the term “guarantee” shall not include endorsements for collection or deposit in the ordinary course of business.

“Guarantee” means the guarantees by each Guarantor of the Company’s Obligations under this Indenture and the Notes, executed pursuant to the provisions of this Indenture.

“Guarantor” means each Subsidiary of the Company that is or becomes party to this Agreement as a Guarantor and a Note Party in accordance with the provisions of this Indenture, and their respective successors and assigns, in each case until the Guarantee of such Subsidiary has been released in accordance with the provisions of this Indenture, including, for the avoidance of doubt, any Subsidiary of the Company formed, incorporated or otherwise organized in the United States, Canada or the Commonwealth of Australia or any jurisdiction therewithin (in each case, other than an Excluded Entity).

“Hazardous Material” means any contaminant, pollutant, waste, hazardous or toxic substance or material or dangerous good as defined, judicially interpreted, or regulated under any Environmental Law, or any substance that causes or may cause harm, damage or degradation to the environment or injury to human health, and includes any condition, circumstance, pollutant, contaminant, waste, hazardous waste, tailings, waste rock, deleterious, toxic or hazardous substance or dangerous good present in such quantity or state that it could contravene any Environmental Laws or give rise to any obligation, requirement, loss, claim or liability under any Environmental Laws.

“Head Company” has the meaning given in the definition of the Australian TFA.

“Holder” as applied to any Note, or other similar terms (but excluding the term “beneficial holder”), means any Person in whose name at the time a particular Note is registered on the Note Register.

“Holder Beneficial Ownership Limitation” shall have the meaning specified in Section 14.11(d).

“IFRS” means the International Financial Reporting Standards promulgated by the International Accounting Standards Board (or any successor board or agency), as adopted by the Chartered Professional Accountants of Canada and in effect from time to time.

“incur” shall have the meaning specified in Section 4.09(a).

“Indebtedness” of any Person means, without duplication, (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c)  all obligations of such Person under conditional sale or other title retention agreements relating to property acquired by such Person, (d) all obligations of such Person in respect of the deferred purchase price of property or services (excluding (x) accounts payable incurred in the ordinary course of business and not past due by more than 90 days and (y) any earn-out obligations until such obligations become liabilities on the balance sheet of such Person in accordance with IFRS), (e) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person, whether or not the Indebtedness secured thereby has been assumed, (f) all guarantees by such Person of Indebtedness of others set forth in clauses (a)-(e) and (g)-(k) of this definition, (g) all Capital Lease Obligations of such Person, (h) all obligations, contingent or otherwise, of such Person as an account party in respect of letters of credit, letters of guaranty or bankers’ acceptances; (i) any other off-balance sheet liability, (j) the aggregate amount of any Disqualified Stock and (k) obligations, whether absolute or contingent and howsoever and whensoever created, arising, evidenced or acquired (including all renewals, extensions and modifications thereof and substitutions therefor), under (i) any and all Swap Agreements, and (ii) any and all cancellations, buy backs, reversals, terminations or assignments of any Swap Agreement transaction (and, when calculating the value of that Swap Agreement, only the marked to market value (or, if any actual amount (after any applicable netting or set-off) is due as a result of the termination or close-out of that Swap Agreements, that amount) shall be taken into account); provided, however, that notwithstanding the foregoing, Indebtedness shall be deemed not to include: (1) Contingent Obligations (other than, for the avoidance of doubt, those described in clause (f) above) incurred in the ordinary course of business and not in respect of borrowed money; (2) deferred or prepaid revenues; (3) purchase price holdbacks in respect of a portion of the purchase price of an asset to satisfy warranty or other similar unperformed obligations of the respective seller; (4) deferred compensation or (5) accrued expenses.

“Indemnified Taxes” means (a) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of the Issuer under any Note Document and (b) to the extent not otherwise described in (a), Other Taxes.

“Indenture” means this instrument as originally executed or, if amended or supplemented as herein provided, as so amended or supplemented.

“Initial Holders” shall mean each of Highbridge Tactical Credit Master Fund, L.P., Highbridge Tactical Credit Institutional Fund, Ltd., Whitebox Multi-Strategy Partners, LP, Whitebox Relative Value Partners, LP, Whitebox GT Fund, LP, Pandora Select Partners, LP, and any Affiliate of any such Persons who beneficially owns the Notes.

“Interest Make-Whole Payment” shall have the meaning specified in Section 14.02(i).

“Interest Payment Date” means each February 15, May 15, August 15 and November 15 of each year, beginning on February 15, 2025. For the avoidance of doubt, the Maturity Date is an Interest Payment Date.

“Interest Record Date” means, with respect to any Interest Payment Date, February 1, May 1, August 1 or November 1 (whether or not such day is a Business Day) immediately preceding the applicable February 15, May 15, August 15 or November 15 Interest Payment Date, respectively.

“Inventory” shall have the meaning specified in the Security Agreement

“Investment” means, with respect to any specified Person, all direct or indirect investments by such specified Person in other Persons (including Affiliates) in the forms of loans (including guarantees of Indebtedness or other Obligations), advances or capital contributions (excluding (i) commission, travel and similar advances to Officers and employees made in the ordinary course of business, (ii) extensions of credit to customers or advances, deposits or payment to or with suppliers, lessors or utilities or for workers’ compensation and (iii) hedging obligations, in each case, that are incurred in the ordinary course of business), or purchases or other acquisitions for consideration of Indebtedness, assets, Capital Stock or other securities. The acquisition by the Company or any Subsidiary of the Company of a Person that holds an Investment in a third Person that was acquired in contemplation of the acquisition of such Person will be deemed to be an Investment by the Company or such Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person determined as provided in this Indenture. Except as otherwise provided in this Indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value but after giving effect (without duplication) to all subsequent reductions in the amount of such Investment as a result of the repayment or disposition thereof for cash, not to exceed the original amount of such Investment.

“Issue Date” means November 26, 2024.

“Joint Venture” means any joint venture entity in which the Company or any of its Subsidiaries holds Capital Stock (but which is not a Wholly Owned Subsidiary).

“JV Partner” means any of the Company, the Guarantors or any of their Subsidiaries in its respective capacity as an owner or holder of Investments in a Joint Venture.

“Kuya Agreement” means that certain Share Purchase and Option Agreement, dated February 26, 2021, by and among, First Cobalt Corp., Cobalt Industries of Canada Inc., CobalTech Mining Inc., and Kuya Silver Corporation as in effect on the Issue Date.

“Last Reported Sale Price” of the Common Stock on any date means the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on that date as reported in composite transactions for the TSX-V or other principal Canadian or U.S. national or regional securities exchange on which the Common Stock is traded. If the Common Stock is not listed for trading on the TSX-V or a Canadian or U.S. national or regional securities exchange on the relevant date, the Last Reported Sale Price shall be the last quoted bid price for the Common Stock in the over-the-counter market on the relevant date as reported by OTC Markets Group Inc. or a similar organization. If the Common Stock is not so quoted, the Last Reported Sale Price shall be the average of the mid-point of the last bid and ask prices for the Common Stock on the relevant date from each of at least three nationally recognized independent investment banking firms selected by the Company for this purpose. Any such determination will be conclusive absent manifest error.  The Last Reported Sale Price will be determined without reference to extended or after-hours trading. On or after the occurrence of a Merger Event, the Last Reported Sale Price of a unit of Reference Property on any date shall be determined in accordance with the four immediately preceding sentences except that (i) in the case of a Merger Event in connection with which holders of Common Stock receive only cash as set forth in Section 14.07(a), the Last Reported Sale Price shall be equal to the per share amount of cash received by holders of Common Stock in such Merger Event and (ii) in the case of a Merger Event in connection with which holders of Common Stock receive a type of consideration other than cash or common stock as set forth in Section 14.07(a), the Last Reported Sale Price shall be the fair market value of such unit of Reference Property determined by a nationally recognized independent investment banking firm retained for this purpose by the Company. The Last Reported Sale Price for any date will be expressed in U.S. dollars and, if expressed in a different currency for such date as determined above (which, for the avoidance of doubt, will be the case at the time the Notes are initially issued), will be translated to U.S. dollars at the Prevailing Exchange Rate on such date.

“Lien” means, with respect to any asset, (a) any mortgage, deed of trust, lien, pledge, hypothecation, encumbrance, charge or security interest (including, but not limited to, any “security interest” as defined in sections 12(1), 12(2) or 12(3) of the Australian PPSA) in, on or of such asset, (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such asset and (c) in the case of securities, any purchase option, call or similar right of a third party with respect to such securities.

“Laws” means, collectively, all international, foreign, Federal, state and local statutes, treaties, rules, guidelines, regulations, ordinances, codes and administrative or judicial precedents or authorities, including the legally binding interpretation or administration thereof by any Governmental Authority charged with the enforcement, interpretation or administration thereof, and all applicable administrative orders, directed duties, legally binding requests, licenses, authorizations and permits of, and agreements with, any Governmental Authority.

“Make-Whole Fundamental Change” means a Change of Control or any transaction or event as set forth in clause (o) or (q) of the definition of “Event of Default” in Section 6.01 and determined after giving effect to any exceptions to or exclusions from such definition, but without regard to proviso (i) in clause (o) of the definition “Event of Default” in Section 6.01.

“Make-Whole Fundamental Change Period” shall have the meaning specified in Section 14.03(a).

“Mandatory Conversion Date” shall have the meaning specified in Section 16.02(a).

“Mandatory Conversion Notice” shall have the meaning specified in Section 16.02(a).

“Mandatory Conversion Trigger Period” shall have the meaning specified in Section 16.01.

“Market Disruption Event” means, for the purposes of determining amounts due upon conversion, (a) a failure by the primary U.S. national or regional securities exchange or market on which the Common Stock is listed or admitted for trading to open for trading during its regular trading session or (b) the occurrence or existence prior to 1:00 p.m., New York City time, on any Scheduled Trading Day for the Common Stock for more than one half-hour period in the aggregate during regular trading hours of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the relevant stock exchange or otherwise) in the Common Stock or in any options contracts or futures contracts relating to the Common Stock.

“Material Adverse Effect” shall mean any circumstance or condition affecting the business, assets, operations, properties or financial condition of the Company and its Subsidiaries taken as a whole that would, individually or in the aggregate, reasonably be expected to materially adversely affect, (x) the ability of the Company and its Subsidiaries, taken as a whole, to perform the Note Obligations or (y) the rights and remedies of the Trustee or the Collateral Trustee under the Transaction Documents.

“Maturity Date” means November 12, 2027.

“Member” has the same meaning as in the GST Act.

“Merger Event” shall have the meaning specified in Section 14.07(a).

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

“Mortgaged Property” means all real property interests of any Note Party located in the United States in whatever form, including without limitation all fee, leasehold, mineral, option rights, patented mining claims, patented millsite claims, unpatented mining claims (lode and placer), unpatented millsites, tunnel sites and rights, amended claims, relocated claims, royalties and other real property interests (whether surface, underground, mineral, or other); and (ii) leases and subleases (howsoever named or characterized), licenses of use, exploration agreements, joint venture agreements and other agreements and rights in, to or relating to land or minerals or the use, development, exploitation or extraction of any part thereof or of any mineral therefrom, including the leasehold interest covered thereby; and all related and appurtenant buildings, improvements, facilities, amenities, fixtures, easements and personal property now or hereafter associated with the foregoing property described in clauses (i) and (ii).

“National Flood Insurance Program” means the program created by the U.S. Congress pursuant to the National Flood Insurance Act of 1968 and the Flood Disaster Protection Act of 1973, as revised by the National Flood Insurance Reform Act of 1994, and as the same may be further amended, modified or supplemented, and including the regulations issued thereunder, that, among other things, mandate the purchase of flood insurance to cover real property improvements and contents located in Special Flood Hazard Areas in participating communities and may provide protection to property owners through a federal insurance program.

“Net Available Cash” from an Asset Sale means cash and cash equivalent payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and Net Available Cash from the Disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Sale or received in any other non-cash form) therefrom, in each case, net of:

(1)            all reasonable and customary out-of-pocket legal, accounting, investment banking, title and recording tax expenses, commissions and other fees and expenses incurred, and all taxes paid, reasonably estimated to be actually payable or accrued as a liability under IFRS (including, for the avoidance of doubt, any income, withholding and other taxes payable as a result of the distribution of such proceeds to the Company and after taking into account any available tax credits or deductions and any tax sharing agreements), as a consequence of such Asset Sale;

(2)            all payments made on any Indebtedness in accordance with the terms of any Permitted Liens senior in priority to the liens securing the Notes;

(3)            all distributions and other payments required to be made to minority interest holders (other than the Company or any of its Subsidiaries) in Subsidiaries or joint ventures as a result of such Asset Sale; and

(4)            the deduction of appropriate amounts required to be provided by the seller as a reserve, on the basis of IFRS, against any liabilities associated with the assets disposed of in such Asset Sale and retained by the Company or any Subsidiary after such Asset Sale.

“Net Proceeds” means, in connection with any issuance or sale of Indebtedness by the Company or any Guarantor or any of their Subsidiaries, or any issuance or sale of Capital Stock by the Company, the cash proceeds received from such issuance or incurrence, net of the reasonable and customary out-of-pocket expenses incurred by such Person in connection with such transaction, including attorneys’ fees and expenses, investment banking fees, accountants’ fees, underwriting discounts and commissions and other customary fees and expenses actually incurred in connection therewith paid by such Person to third parties (other than Affiliates). In the case of any non-Wholly Owned Subsidiary or Joint Venture, “Net Proceeds” shall be reduced by the pro rata portion thereof attributable to such minority interests or interests of Joint Venture partners.

“Non-Interest Bearing Monetization” shall mean any value received on account of conversion of Notes or the exercise of any warrants issued to the Holders by the Company.

“Non-U.S. Subsidiary” means, with respect to any Person, (a) a Subsidiary of such Person that is organized under the Laws of a jurisdiction other than the United States or any state thereof or the District of Columbia or (b) any direct or indirect Subsidiary of such Person that is treated as a disregarded entity for United States federal income tax purposes if substantially all of its assets consist of Capital Stock of one or more direct or indirect Subsidiaries of such Person described in clause (a) of this definition.

“Note” or “Notes” shall have the meaning specified in the first paragraph of the recitals of this Indenture.

“Note Obligations” means the Obligations of the Company and the other obligors (including the Guarantors) under this Indenture and the other Transaction Documents to pay principal, premium, if any, and interest (including all interest accruing after the commencement of any bankruptcy, insolvency, reorganization or similar proceeding, whether or not a claim for such post-petition interest is allowed or allowable in such proceeding) when due and payable, and all other amounts due or to become due under or in connection with the Transaction Documents and the performance of all other Obligations of the Company and the Guarantors under the Transaction Documents, according to the respective terms thereof.

“Note Parties” means the Company and each Guarantor.

“Note Register” shall have the meaning specified in Section 2.06(a).

“Note Registrar” shall have the meaning specified in Section 2.06(a).

“Note Security Documents” means the Canadian Security Documents, the U.S. Security Documents, the U.S. Mortgages, the Australian Security Documents, the Collateral Trust Agreement, the intellectual property security agreements, and each other instrument, agreement or document executed and delivered by the Company and/or certain of its Affiliates to the Collateral Trustee pursuant to this Indenture or any other security document granting a Lien to secure any of the Note Obligations.

“Notice of Conversion” shall have the meaning specified in Section 14.02(b).

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit and bankers’ acceptances), damages and other liabilities payable under the documentation governing any Indebtedness.

“Officer” means, with respect to the Company, the President, the Chief Executive Officer, the Chief Financial Officer, the Chief or Principal Accounting Officer, the Treasurer, the Secretary, any Executive or Senior Vice President or any Vice President (whether or not designated by a number or numbers or word or words added before or after the title “Vice President”).

“Officers’ Certificate” when used with respect to the Company, means a certificate that is delivered to the Trustee and that is signed by (a) any Officer of the Company or (b) one Officer of the Company and one of any Assistant Treasurer, any Assistant Secretary or the Controller of the Company. Each such certificate shall include the statements provided for in Section 19.05 if and to the extent required by the provisions of such Section. One of the Officers giving an Officers’ Certificate pursuant to Section 4.14 shall be the principal executive, financial or accounting officer of the Company.

“open of business” means 9:00 a.m. (New York City time).

“Opinion of Counsel” means an opinion in writing signed by legal counsel, who may be an employee of or counsel to the Company, who is reasonably acceptable to the Trustee, that is delivered to the Trustee, which opinion may contain customary exceptions and qualifications reasonably acceptable to the Trustee as to the matters set forth therein. Each such opinion shall include the statements provided for in Section 19.05 if and to the extent required by the provisions of such Section 19.05.

“Optional Mandatory Conversion” shall have the meaning specified in Section 16.01.

“Organization Documents” means, (a) with respect to any corporation, the certificate or articles of incorporation and the bylaws (or equivalent or comparable constitutive documents with respect to any non-U.S. jurisdiction); (b) with respect to any limited liability company, the certificate or articles of formation or organization and operating agreement; (c) with respect to any partnership, joint venture, trust or other form of business entity, the partnership, joint venture or other applicable agreement of formation or organization and any agreement, instrument, filing or notice with respect thereto filed in connection with its formation or organization with the applicable governmental authority in the jurisdiction of its formation or organization and, if applicable, any certificate or articles of formation or organization of such entity, and (d) in each case, all shareholder or other equity holder agreements, voting trusts and similar arrangements to which such Person is a party or which is applicable to its Capital Stock and all other arrangements relating to the control or management of such Person.

"Orion” means Orion Resources NV, a Nevada corporation.

“Other Connection Taxes” means, with respect to any Recipient or beneficial owner of Notes, Taxes imposed as a result of a present or former connection between such Recipient or beneficial owner of Notes and the jurisdiction imposing such Tax (other than connections arising from such Recipient or beneficial owner of Notes having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Note Document, or sold or assigned an interest in any Note or Note Document).

“Other Taxes” means all present or future stamp, court or documentary, intangible, recording, filing or similar Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Note Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment or transfer.

“outstanding,” when used with reference to Notes, shall, subject to the provisions of Section 8.04, mean, as of any particular time, all Notes authenticated and delivered by the Trustee under this Indenture, except:

(a)            Notes theretofore canceled by the Trustee or delivered to the Trustee for cancellation;

(b)            Notes, or portions thereof, that have become due and payable and in respect of which monies in the necessary amount shall have been deposited in trust with the Trustee or with any Paying Agent (other than the Company) or shall have been set aside and segregated in trust by the Company (if the Company shall act as its own Paying Agent);

(c)            Notes that have been paid pursuant to Section 2.05 or Notes in lieu of which, or in substitution for which, other Notes shall have been authenticated and delivered pursuant to the terms of Section 2.05 unless proof satisfactory to the Trustee is presented that any such Notes are held by protected purchasers in due course;

(d)            Notes converted pursuant to Article 14 and required to be cancelled pursuant to Section 2.09;

(e)            Notes converted pursuant to Article 16; and

(f)             Notes repurchased by the Company pursuant to the penultimate sentence of Section 2.11 and delivered to the Trustee for cancellation.

“Paying Agent” shall have the meaning specified in Section 4.02.

“Permitted Business” means battery materials exploration, development, mining, processing, refining and recycling, and any business or other activities that are reasonably similar, ancillary, incidental, complementary or related to, or a reasonable extension, development, derivation, or expansion of, any such businesses.

“Permitted Debt” shall have the meaning specified in Section 4.09(b).

“Permitted Idaho Disposition” means a disposition of any of the seven patented Federal lode claims and 83 unpatented Federal lode claims constituting the Company’s Iron Creek project in Lemhi County, Idaho, the state of Idaho, United States, as further described in the Company’s technical report entitled “Technical Report With Updated Estimate Of Mineral Resources for the Iron Creek Cobalt-Copper Project, Lemhi County, Idaho, USA” and effectively dated November 27, 2019, and any subsequent technical report with respect to the Iron Creek property.

“Permitted Intercreditor Agreement” means any (a) Permitted Junior Intercreditor Agreement or (b) Permitted Working Capital Intercreditor Agreement.

“Permitted Investments” means each of the following:

(a)            Investments in (i) cash and (ii) securities issued or directly and fully guaranteed or insured by the United States, Australia or Canada or any province of Canada or any agency or instrumentality thereof (provided that the full faith and credit of the United States, Australia or Canada or such province of Canada, as the case may be, is pledged in support of those securities) having maturities of not more than twelve months from the date of acquisition;

(b)            Investments in corporate debt issued by any Person organized under the laws of any state of the United States of America or province of Canada or under the federal laws of Canada and rated at least “Prime-1” (or the then equivalent grade) by Moody’s or at least “A-1” (or the then equivalent grade) by S&P, in each case with maturities of not more than 365 days from the date of acquisition thereof;

(c)            Investments in time deposits with, or insured certificates of deposit or bankers’ acceptances of, any commercial bank that (i) (A) is a Lender (as defined in any Permitted Refinancing thereof) or (B) is organized under the laws of the United States of America, Canada or Australia any state or province thereof or the District of Columbia or is the principal banking subsidiary of a bank holding company organized under the laws of the United States of America, Canada or Australia any state or province thereof or the District of Columbia, (ii) issues (or the parent of which issues) commercial paper rated as described in clause (b) of this definition and (iii) has combined capital and surplus of at least $1,000,000,000 or the exchange equivalent thereof, in each case with maturities of not more than 365 days from the date of acquisition thereof;

(d)            Investments in commercial paper having one of the two highest ratings obtainable from Moody’s or S&P, or with respect to Canadian commercial paper, having one of the two highest ratings obtainable from DBRS, and, in each case, maturing within one year after the date of acquisition;

(e)            Investments in fully collateralized repurchase agreements with a term of not more than 30 days for securities described in clause (a) above (without regard to the limitation on maturity contained in such clause) and entered into with a financial institution satisfying the criteria described in clause (c) above or with any primary dealer and having a market value at the time that such repurchase agreement is entered into of not less than 100% of the repurchase obligation of such counterparty entity with whom such repurchase agreement has been entered into;

(f)             Investments, classified in accordance with IFRS as current assets of the Company or any Guarantor, in any money market fund, mutual fund, or other investment companies that are registered under the Investment Company Act of 1940, as amended, which are administered by financial institutions that have the highest rating obtainable from either Moody’s or S&P, and which invest solely in one or more of the types of securities described in clauses (a) through (d) above;

(g)            any Investment (i) existing on the Issue Date and set forth on Schedule D and (ii) that replaces, refinances, refunds, renews or extends any Investment described under either of the immediately preceding clause (i), provided that any such Investment is in an amount that does not exceed the amount replaced, refinanced, refunded, renewed or extended, except as contemplated pursuant to the terms of such Investment in existence on the Issue Date or as otherwise permitted under this definition or Section 4.08;

(h)            Other than any investments made in contemplation of the U.S. Note Parties no longer being Secured Guarantors pursuant to Section 4.16, Investments by and between (x) the Company and the Secured Guarantors (y) Guarantors that are not Secured Guarantors, (z) Subsidiaries that are not Guarantors, Investments by the Company or any Secured Guarantor into any Subsidiary that is not a Secured Guarantor; provided that the Investments by the Company or any Secured Guarantor after the Issue Date into the Subsidiaries that are not Secured Guarantors shall not in the aggregate exceed $100,000 (or the exchange equivalent thereof) in any calendar year;

(i)             Investments consisting of extensions of credit in the nature of accounts receivable or notes receivable arising from the grant of trade credit in the ordinary course of business, and Investments received in the ordinary course of business in satisfaction or partial satisfaction thereof from financially troubled account debtors to the extent reasonably necessary in order to prevent or limit loss;

(j)             guarantees constituting Permitted Debt;

(k)            guarantees arising under any Australian TFA, Australian TSA or any Australian ITFA or Australian ITSA (whichever applicable);

(l)             guarantees arising under any class order guarantees entered into by any Australian Subsidiary pursuant to Part 2M.6 of the Australian Corporations Act, where the only other members of that class order are Subsidiaries of an Australian Subsidiary (if applicable);

(m)           Investments by the Company or any Guarantor in non-speculative hedging agreements permitted hereunder;

(n)            Investments received in connection with the bankruptcy, insolvency, reorganization or similar proceeding of, or settlement of delinquent accounts and disputes with, customers and suppliers, in each case in the ordinary course of business;

(o)            loans and advances to officers, directors and employees of the Company or any Guarantor, in each case in the ordinary course of business; in an amount not to exceed $500,000 at any time;

(p)            the Company or any Guarantor may own the Capital Stock of their respective Subsidiaries created or acquired in accordance with this Indenture (so long as all amounts invested in such Subsidiaries after the Issue Date are independently justified under another clause of this definition);

(q)            (i) deposits made in the ordinary course of business to secure the performance of leases or other obligations pursuant to Section 4.09 and (ii) Investments consisting of Uniform Commercial Code Article 3 endorsements for collection or deposit and Uniform Commercial Code Article 4 customary trade arrangements with customers;

(r)             Investments consisting of (x) transactions expressly permitted under Article 8 and (y) Restricted Payments of the types specified in clauses (a)(i), (a)(ii) and (a)(iv) of the definition thereof to the extent permitted under Section 4.08;

(s)            Investments in the form of promissory notes and other non-cash consideration received in connection with any asset sale permitted hereunder;

(t)             advances in the form of a prepayment of expense to vendors, suppliers and trade creditors consistent with their past practices, so long as such expenses were incurred in the ordinary course of business;

(u)            additional Investments made (not in contemplation of circumventing the requirements of the Note Documents) in connection with the acquisition of any Person which Person shall become, if organized under the laws of the United States, Australia or Canada, a Guarantor hereunder in accordance with Section 4.13 and if such Person is a Canadian Subsidiary or a U.S. Subsidiary, such Person shall become a Grantor under the Canadian Security Agreement or the U.S. Security Agreement, as applicable, pursuant to Section 4.13, so long as (i) immediately prior to, and after giving effect thereto, no Default or Event of Default shall have occurred and be continuing or would result therefrom, (ii) such Person is engaged in a Permitted Business, (iii) such acquisition is not hostile, (iv) a Responsible Officer of the Company has executed and delivered to the Trustee and the Collateral Trustee a written certification that the foregoing conditions are true and correct upon consummation of such acquisition and (v) acquisitions of any Persons that do not become Secured Guarantors shall not have a total acquisition consideration of greater than $500,000 after the Issue Date, but in any event each Person acquired by a Note Party shall become a Guarantor;

(v)            Investments in securities or other assets received in connection with an Asset Sale made pursuant to Section 4.11;

(w)           Investments consisting of purchases and acquisitions of Inventory, supplies, materials and equipment or purchases of contract rights or licenses or leases of intellectual property, in each case in the ordinary course of business;

(x)             Investments resulting from the acquisition of a Person, otherwise permitted by this Indenture, which Investments at the time of such acquisition were held by the acquired Person and were not acquired in contemplation of the acquisition of such Person;

(y)            any Investments in any Person to the extent such Investment represents the non-cash portion of the consideration received in connection with an Asset Sale consummated in compliance with Section 4.11;

(z)            Investment in or repurchases of the Notes;

(aa)          additional Investments not otherwise permitted under this Indenture having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (aa) that are at that time outstanding, not to exceed $1,000,000; and

(bb)         Investments necessary to form or acquire a Non-U.S. Subsidiary to be used to purchase raw materials inventory so long as (i) no Default or Event of Default is continuing or would result therefrom, (ii) such Non-U.S. Subsidiary is joined to the Indenture as a Guarantor and if a Canadian Subsidiary or a U.S. Subsidiary, shall become a Grantor under the Canadian Security Agreement or the U.S. Security Agreement, as applicable, and (iii) such Investment, taken together with all other Investments made pursuant to this clause (z) that are at that time outstanding, shall not exceed $500,000;

provided, however, that notwithstanding the foregoing, in the case of (y) Investments by the Company or any Non-U.S. Subsidiary or (z) Investments made or held in a jurisdiction outside the United States, Permitted Investments shall also include (A) Investments of the type and maturity described in clauses (a) through (e) above of foreign obligors, which Investments or obligors (or the parents of such obligors) have ratings described in such clauses or equivalent ratings from comparable foreign rating agencies (and which Investments may be denominated in Dollars, Euros, or the local currency), (B) other short-term Investments utilized by Non-U.S. Subsidiaries in accordance with normal investment practices for cash management in the ordinary course of business in Investments analogous to the foregoing Investments in clauses (a) through (e) and in this definition and (C) cash and cash equivalents that are required under applicable foreign law (including to comply with (or is advisable to facilitate compliance with) any applicable foreign takeover statutes) to be held in a foreign bank account; and provided, further, that with respect to any Investment, the Company may, in its sole discretion, at any time allocate all or any portion of such Investment to one or more of the above clauses (a) through (bb) so that all or a portion of such Investment would be a Permitted Investment. The amount of any Investment shall be measured on the date of each such Investment made and without giving effect to subsequent changes in value other than as a result of repayments of loans or advances, redemptions, returns of capital, sales or other dispositions thereof or similar events; provided, further, notwithstanding anything in this definition to the contrary, (1) Permitted Investment shall not mean the Investment by the Company or Subsidiary of (x) any Collateral into any Person that is not a Secured Guarantor (other than Investments made in cash otherwise permitted under clauses (a) through (bb) above) and (y) Capital Stock of any Secured Guarantor (other than an Investment of the Capital Stock of any Secured Guarantor in the Company or another Secured Guarantor) and (2) any Investments made in cash or cash equivalents in any Subsidiary that is not a Secured Guarantor in an amount in excess of $5,000,000 in the aggregate following the Issue Date shall only be permitted hereunder to the extent made in the form of loans to such Subsidiary or Joint Venture that is documented as a physical note that is pledged to the Collateral Trustee along with an undated allonge transfer power that is dated in blank.

“Permitted Junior Intercreditor Agreement” means an intercreditor agreement substantially in the form of Exhibit C.

“Permitted Liens” means:

(a)            Liens imposed by law for taxes that are not yet due or are being contested in good faith by appropriate proceedings and for which adequate reserves with respect thereto have been set aside in the applicable financial statements in accordance with IFRS;

(b)            Carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s and other like Liens, arising in the ordinary course of business and securing obligations that are not overdue by more than 60 days or are being contested in good faith by appropriate proceedings and for which adequate reserves with respect thereto have been set aside in the applicable financial statements in accordance with IFRS;

(c)            any ordinary course of business retention of title, hire purchase or conditional sale arrangement or arrangements having similar effect in respect of goods supplied;

(d)            any Lien in relation to personal property (as defined in the Australian PPSA and to which the Australian PPSA applies) that is created or provided for by:

(i)             a transfer of an Account of Chattel Paper;

(ii)            a PPS Lease; or

(iii)           a Commercial Consignment,

(as each of those terms are defined in the Australian PPSA) that is not a security interest within the meaning of section 12(1) of the Australian PPSA;

(e)            any Lien in relation to the Existing Notes and the Royalty Agreement;

(f)             Pledges and deposits made in the ordinary course of business in compliance with workers’ compensation, unemployment insurance and other social security laws, other than any Lien imposed by ERISA;

(g)            Deposits and liens to secure the performance of bids, trade contracts and leases (other than Indebtedness), statutory obligations, surety and appeal bonds, performance bonds, letters of credit and other obligations of a like nature incurred in the ordinary course of business;

(h)            Liens in respect of judgments that would not constitute an Event of Default hereunder and notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made in accordance with IFRS solely to the extent the holder of such Liens has not begun to utilize remedies against any of the assets of the Note Parties;

(i)             survey exceptions, minor encumbrances, minor title deficiencies, covenants, conditions, rights of way, easements, reservations, licenses and other rights for services, utilities, sewers, electric lines, telegraph and telephone lines, oil and gas pipelines and other similar purposes, zoning or other restrictions as to the use of real property that were not incurred in connection with Indebtedness, and that do not in the aggregate materially adversely affect the value of the properties encumbered or affected or materially impair their use in the operation of the business of the Company or any of a Guarantor;

(j)             reservations, limitations, provisos and conditions expressed in any original grant from the Crown or other grants of real or immovable property, or interests therein, that do not materially affect the use of the affected land for the purpose for which it is used by that Person;

(k)            Liens existing as of the Issue Date listed on Schedule B (Existing Liens) and Liens to secure any Permitted Refinancing of the Indebtedness with respect thereto; provided that such new Lien shall have the same Lien priority as the original Lien and be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Indebtedness (plus improvements and accessions to, such property or proceeds or distributions thereof);

(l)             Liens on fixed or capital assets of the Company or any Guarantor which secure Indebtedness permitted under clause (iv) of the definition of Permitted Debt so long as (i) such Liens and the Indebtedness secured thereby are incurred prior to or within 90 days after such acquisition, (ii) the Indebtedness secured thereby does not exceed the cost of acquisition of the applicable assets, and (iii) such Liens shall attach only to the assets acquired, improved or refinanced with such Indebtedness and shall not extend to any other property or assets of the Company, any Guarantor, and any Subsidiary;

(m)           Liens in favor of the Trustee and the Collateral Trustee to secure the Note Obligations;

(n)            Landlords’ and lessors’ customary Liens in respect of rent not in default that arise in the ordinary course of business;

(o)            Possessory Liens in favor of brokers and dealers arising in connection with the acquisition or Disposition of Investments owned as of the Issue Date and other Permitted Investments, provided that such liens (a) attach only to such Investments and (b) secure only obligations incurred in the ordinary course and arising in connection with the acquisition or Disposition of such Investments and not any obligation in connection with margin financing;

(p)            customary Liens arising solely by virtue of any statutory or common law provisions relating to banker’s Liens, Liens in favor of securities intermediaries, rights of setoff or similar rights and remedies as to deposit accounts or securities accounts or other funds maintained with depository institutions or securities intermediaries in the ordinary course of business;

(q)            customary Liens arising from precautionary UCC or PPSA filings regarding “true” operating leases or, to the extent permitted under the Transaction Documents, the consignment of goods to the Company or any Guarantor;

(r)             Liens on property, assets or Capital Stock in a Person in existence at the time such property, assets or Capital Stock are acquired, or on such property, assets or Capital Stock are of a Subsidiary of the Company in existence at the time such Subsidiary is acquired; provided that (i) such Liens are not incurred in connection with or in anticipation of such acquisition and do not attach to any other property, assets or Capital Stock of the Company or a Subsidiary or any of its Subsidiaries, (ii) if any such Liens exist on assets of an entity that is or will be collateral, such Liens do not secure any Indebtedness for borrowed money and (iii) such Liens shall not be secured on the assets or property of any other Note Party or any of its Subsidiaries;

(s)            Liens on earnest money deposits made in connection with an agreement to purchase assets or Capital Stock of a Person, or in connection with an agreement to dispose of any property in an Asset Sale not prohibited hereby;

(t)             ground leases in respect of real property on which facilities owned or leased by the Company or any of its Subsidiaries are located;

(u)            (i) leases or subleases granted by the Company or any of its Subsidiaries to other Persons not materially interfering with the conduct of the business of the Company or any Guarantor and not affecting the value of the Collateral in a manner that is material and adverse to the Holders and (ii) any customary interest or title of a lessor, sublessor or licensor under any Capital Lease Obligations;

(v)            Liens in connection with any zoning, building, land use or similar law or right reserved to or vested in any governmental authority to control or regulate the use of any or dimensions of real property or the structure thereon;

(w)           Liens in favor or customs and revenue authorities freight forwarder or handlers to secure payment of customs duties in connection with the importation of goods in the ordinary course of business;

(x)             Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in the ordinary course of business and consistent with industry practice in respect of letters of credit or bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(y)            Liens on insurance policies and proceeds thereof, or other deposits, to secure insurance premium financings;

(z)            Liens securing the Permitted Working Capital Obligations permitted by, and so long as such Indebtedness and Liens are subject to the Permitted Working Capital Intercreditor Agreement;

(aa)         Liens on cash in respect of Reclamation Obligations required by Applicable Law or pursuant to the written directive of any relevant government authority or which secure letters of credit posted as security for such Reclamation Obligations; provided (a) cash subject to such Liens shall not exceed $1,500,000 in the aggregate, and (b) cash subject to such Liens shall not be included in determining the Book Cash Balance under Section 4.17;

(bb)         aboriginal interests and claims existing or imposed by operation of applicable law;

(cc)          Liens arising under (a) customary farm-in agreements, farm-out agreements, contracts for the sale, purchase, exchange, transportation, gathering or processing of minerals or ore, (b) declarations, orders and agreements, shareholder agreements, limited liability company agreements, partnership agreements, operating agreements, working interests, carried working interests, net profit interests, joint interest billing arrangements, participation agreements and (c) licenses, sublicenses and other agreements, in each case in the ordinary course of business; and

(dd)         Liens on cash and cash equivalents in an amount not exceeding $100,000 at any particular time granted to the Company’s bankers as collateral security for Treasury Management Arrangements.

For purposes of determining compliance with this definition, (i) a Lien need not be incurred solely by reference to one category of Permitted Liens described in this definition but may be incurred under any combination of such categories (including in part under one such category and in part under any other such category) and (ii) in the event that a Lien (or any portion thereof) meets the criteria of one or more of such categories of Permitted Liens, the Company shall, in its sole discretion, classify or reclassify such Lien (or any portion thereof) in any manner that complies with this definition.

“Permitted Refinancing” and “Permitted Refinancing Indebtedness” means, with respect to any Person, any Indebtedness promptly issued in exchange for, or the Net Proceeds of which are promptly used to extend, refinance, renew, replace, defease or refund (collectively, to “Refinance”), the Indebtedness being Refinanced (or previous refinancings thereof constituting a Permitted Refinancing); provided that (a) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged (plus all accrued interest on the Indebtedness and the amount of all fees, commissions and expenses, including reasonable and customary premiums, underwriting discounts defeasance costs, original issue discount, incurred in connection therewith); (b) such Permitted Refinancing Indebtedness has a final maturity date the same as or later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged; (c) if the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged is Subordinated Indebtedness, such Permitted Refinancing Indebtedness is subordinated in right of payment on terms at least as favorable to the Holders of Notes as those contained in the documentation governing the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged (provided that payments necessary to avoid such Subordinated Indebtedness being classified as applicable high yield discount obligation for purposes of Code Section 163(i) shall be required even if the Indebtedness being so refinanced did not expressly provide for such payments); (d) if the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged is unsecured Indebtedness, such Permitted Refinancing Indebtedness is unsecured Indebtedness; (e) such Permitted Refinancing Indebtedness is not incurred by a Person other than the Company and any of the Guarantors to renew refund, refinance, replace, defease or discharge any Indebtedness of the Company or a Guarantor and (f) is not secured by a Lien on any assets other than the assets securing the Indebtedness being Refinanced.

“Permitted Working Capital Obligations” means Indebtedness incurred by the Company in the form and on terms customary for asset-backed working capital facilities in an aggregate amount not to exceed at any particular time the greater of (a) $60 million and (b)(i) the face amount of accounts receivable of the Company and its Subsidiary and (ii) the book value of inventory of the Company and its Subsidiary, in each case, on a consolidated basis.

“Permitted Working Capital Intercreditor Agreement” means an intercreditor agreement substantially in the form of Exhibit D.

“Person” means an individual, a corporation, a limited liability company, an association, a partnership, a joint venture, a joint stock company, a trust, an unincorporated organization or a government or an agency or a political subdivision thereof.

“Physical Notes” means permanent certificated Notes in registered form issued in minimum denominations of $1,000 principal amount and integral multiples of $1,000 in excess thereof.

“Post-Closing Undertaking” means the Undertaking dated as of the Issue Date by the Issuer and Cobalt Camp in favor of the Collateral Trustee and Stewart Title Guaranty Company.

“PPSA” shall mean Personal Property Security Act (Ontario).

“Predecessor Note” of any particular Note means every previous Note evidencing all or a portion of the same debt as that evidenced by such particular Note; and, for the purposes of this definition, any Note authenticated and delivered under Section 2.07 in lieu of or in exchange for a mutilated, lost, destroyed or stolen Note shall be deemed to evidence the same debt as the mutilated, lost, destroyed or stolen Note that it replaces.

“Preferred Stock” means, with respect to any Person, any Capital Stock with preferential rights to any other Capital Stock of such Person with respect to payment of dividends or preferential rights upon liquidation, dissolution, or winding up.

“Prevailing Exchange Rate” means, for purposes of translating, as of any date, any amount in non-U.S. currency to U.S. dollars, the spot mid rate of exchange between such currencies prevailing as of 12:00 p.m., Toronto time, on such date, as derived or quoted by the Bank of Canada in respect of such currencies. If such rate cannot be determined as provided in the immediately preceding sentence on such date (which, for the purpose of this definition, will be deemed to be the “Affected Day”), then the Prevailing Exchange Rate for such date will be determined mutatis mutandis but with respect to the immediately preceding day on which such rate can be so determined; provided, however, that, if such immediately preceding day is before the fifth day before such Affected Day, or, if such rate cannot be so determined, then the Prevailing Exchange Rate will be determined in such other manner as prescribed in good faith by an independent advisor.

“Real Property Deliverables” means each of the following, each in form and substance agreed between the Company and the Holders:

(i)             the U.S. Mortgages;

(ii)            title report in respect of each Mortgaged Property;

(iii)           with respect to each Mortgaged Property, representations and warranties of the Grantor assuring the Collateral Trustee that:

(1)             with respect to the owned patented mining claims constituting Mortgaged Property, the Grantor has good and marketable title thereto, free and clear of all defects and encumbrances except Permitted Liens; and

(2)             with respect to the owned unpatented mining claims constituting Mortgaged Property, (A) the Grantor is in exclusive possession thereof and has good title thereto, subject to the paramount title of the United States, free and clear of all defects and encumbrances except Permitted Liens; (B) to the best of Grantor’s knowledge, all such claims were located, staked, file and recorded on available public domain land in compliance with all applicable state and federal laws and regulations; (C) claim rental and maintenance fees required to be paid under federal law, have been timely and properly paid, and affidavits or other notices evidencing such payments and required under federal or state laws or regulation have been timely and properly filed and recorded; (D) all filings with the U.S. Bureau of Land Management with respect to such claims which are required under the Federal Land Policy and Management Act have been timely and properly made; and (E) there are no actions or administrative or other proceedings pending or to the best of the Grantor’s knowledge threatened against or affecting any of the claims;

(iv)           an opinion of counsel in each state in which a Mortgaged Property is located (A) with respect to the enforceability of the form of the applicable U.S. Mortgage to be recorded in such state, (B) including a title opinion with respect to owned patented and unpatented mining claims constituting Mortgaged Property in form and substance satisfactory to Collateral Trustee in its sole discretion confirming that the Grantor has good and marketable title to the respective Mortgaged Property, free and clear of all Liens, and (C) with respect to such other matters as the Collateral Trustee may reasonably request.

“Recipient” means the Trustee, the Collateral Trustee and each Holder.

“Record Date” means, with respect to any dividend, distribution or other transaction or event in which the holders of Common Stock (or other applicable security) have the right to receive any cash, securities or other property or in which the Common Stock (or such other security) is exchanged for or converted into any combination of cash, securities or other property, the date fixed for determination of holders of the Common Stock (or such other security) entitled to receive such cash, securities or other property (whether such date is fixed by the Board of Directors, by statute, by contract or otherwise).

“Reclamation Obligations” means statutory, contractual, constructive or legal obligations associated with decommissioning of mining operations and/or mineral processing facilities and reclamation and rehabilitation costs arising when environmental disturbance is caused by the exploration or development of mineral properties, plant and equipment.

“Recovery Event” means any settlement of or payment in respect of any property or casualty insurance claim or any condemnation proceeding relating to any property or assets of the Company or any of its Subsidiaries.

“Reference Property” shall have the meaning specified in Section 14.07(a).

“Refinery” means the hydrometallurgical cobalt-silver-nickel refinery in North Cobalt, Ontario, which is indirectly owned by the Company.

“Refinery Throughput Event” means total cobalt hydroxide throughput fed into the front end of the refinery of a minimum of 900 tonnes of cobalt hydroxide over a 30-day period, as certified in an Officers’ Certificate by the Refinery General Manager and an Officer of the Company provided to the Trustee within 10 days of such event.

“Related Business Assets” means assets (other than cash or cash equivalents) used or useful in a Permitted Business; provided that any assets received by the Company or a Subsidiary in exchange for assets transferred by the Company or a Subsidiary will not be deemed to be Related Business Assets if they consist of securities of a Person, unless such Person is, or upon receipt of the securities of such Person, such Person would become, a Subsidiary.

“Representative Member” has the meaning given to it under GST Law.

“Resale Restriction Termination Date” shall have the meaning specified in Section 2.06(c).

“Responsible Officer” means, when used with respect to the Trustee or Collateral Trustee, as applicable, any officer within the corporate trust department of the Trustee or Collateral Trustee, as applicable, including any vice president, assistant vice president, assistant secretary, trust officer or any other officer of the Trustee or Collateral Trustee, as applicable, who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter relating to this Indenture is referred because of such person’s knowledge of and familiarity with the particular subject and who, in each case, shall have direct responsibility for the administration of this Indenture.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Joint Venture” means (i) any Joint Venture of which a majority of the Capital Stock having ordinary voting power for the election of directors or other governing body are at the time beneficially owned, or the management of which is otherwise controlled, directly, or indirectly through one or more intermediaries, or both, by an JV Partner or (ii) any Joint Venture in which an JV Partner has alone, or together with its Affiliates, consent rights over (or the ability to block) (a) the incurrence of Indebtedness or Liens at such Joint Venture or (b) amendments, modifications, terminations or waivers of the Organization Documents of such Person that would permit, or relax, loosen or eliminate any limitations on, the incurrence of Indebtedness or Liens at such Joint Venture which would be prohibited hereunder.

“Restricted Payments” shall have the meaning specified in Section 4.08(a).

“Restricted Securities” shall have the meaning specified in Section 2.06(c).

“Royalty Agreement” means that certain Royalty Agreement, dated as of February 13, 2023, entered into by the Company and the holders of the Existing Notes.

“Rule 144” means Rule 144 as promulgated under the Securities Act, as it may be amended from time to time hereafter.

“S&P” means Standard & Poor’s Ratings Services or any successor to the rating agency business thereof.

“Scheduled Trading Day” means a day that is scheduled to be a Trading Day on the principal Canadian or U.S. national or regional securities exchange or market on which the Common Stock is listed or admitted for trading. If the Common Stock is not so listed or admitted for trading, “Scheduled Trading Day” means a Business Day.

“SEC” means the U.S. Securities and Exchange Commission.

“Secured Guarantor” means the Company, each Canadian Subsidiary, each U.S. Subsidiary, each Australian Subsidiary and any other Subsidiary of the Company that grants the Collateral Trustee a security interest in its assets pursuant to documentation customary for its jurisdiction of organization.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, as in effect from time to time.

“SEDAR” means the Canadian System for Electronic Document Analysis and Retrieval of the Commissions, available at www.sedar.com.

“Spin-Off” shall have the meaning specified in Section 14.04(c).

“Stock Price” shall have the meaning specified in Section 14.03(c).

“Subordinated Indebtedness” means any Indebtedness of the Company or any Guarantor which is either (a) unsecured and contractually subordinated in right of payment to the Notes or any Guarantee (including the Note Obligations) pursuant to a Permitted Junior Intercreditor Agreement, or (b) secured and contractually subordinated in right of payment and security to the Notes or any Guarantee (including the Note Obligations).

“Subsidiary” means, with respect to any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, general partners or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) such Person; (ii) such Person and one or more Subsidiaries of such Person; or (iii) one or more Subsidiaries of such Person.

“Successor Company” shall have the meaning specified in Section 11.01.

“Swap Agreement” means any agreement with respect to any swap, forward, spot, future, credit default or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions; provided that no phantom stock or similar plan providing for payments only on account of services provided by current or former directors, officers, employees or consultants of the Company or the Subsidiaries shall be a Swap Agreement.

“Taxes” means any and all present or future taxes, levies, imposts, duties, deductions, withholdings, assessments, fees or other charges imposed by any governmental authority, including any interest, additions to tax or penalties applicable thereto.

“Trading Day” means a day on which (i) trading in the Common Stock (or other security for which a closing sale price must be determined) generally occurs on the TSX-V or, if the Common Stock (or such other security) is not then listed on the TSX-V, on the principal other Canadian or U.S. national or regional securities exchange on which the Common Stock (or such other security) is then listed or, if the Common Stock (or such other security) is not then listed on a Canadian or U.S. national or regional securities exchange, on the principal other market on which the Common Stock (or such other security) is then traded and (ii) a Last Reported Sale Price for the Common Stock (or closing sale price for such other security) is available on such securities exchange or market; provided that if the Common Stock (or such other security) is not so listed or traded, “Trading Day” means a Business Day; and provided, further, that for purposes of determining amounts due upon conversion only, “Trading Day” means a day on which (x) there is no Market Disruption Event and (y) trading in the Common Stock generally occurs on the TSX-V or, if the Common Stock is not then listed on the TSX-V, on the principal other Canadian or U.S. national or regional securities exchange on which the Common Stock is then listed or, if the Common Stock is not then listed on a Canadian or U.S. national or regional securities exchange, on the principal other market on which the Common Stock is then listed or admitted for trading, except that if the Common Stock is not so listed or admitted for trading, “Trading Day” means a Business Day.

“Transaction Documents” means, collectively, this Indenture, the Notes, the Note Security Documents and all other documents and instruments executed and delivered in connection herewith, in each case as such agreements may be amended, supplemented or otherwise modified from time to time.

“transfer” shall have the meaning specified in Section 2.06(c).

“Transfer Agent” means, initially, TSX Trust Company, in its capacity as the transfer agent for the Common Stock, and any successor entity acting in such capacity.

“Treasury Management Arrangement” means any agreement or other arrangement governing the provision of treasury or cash management services, including, without limitation, deposit accounts, overdraft, overnight draft, credit cards, debit cards, p-cards (including purchasing cards, employee credit card programs and commercial cards), funds transfer, automated clearinghouse, direct debit, zero balance accounts, returned check concentration, controlled disbursement, lockbox, account reconciliation and reporting and trade finance services, netting services, cash pooling arrangements, credit and debit card acceptance or merchant services and other treasury or cash management services.

“Trigger Event” shall have the meaning specified in Section 14.04(c).

“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended, as it was in force at the date of execution of this Indenture; provided, however, that in the event the Trust Indenture Act of 1939 is amended after the date hereof, the term “Trust Indenture Act” shall mean, to the extent required by such amendment, the Trust Indenture Act of 1939, as so amended.

“Trustee” means the Person named as the “Trustee” in the first paragraph of this Indenture until a successor trustee shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Trustee” shall mean or include each Person who is then a Trustee hereunder.

“TSX-V” means the TSX Venture Exchange.

“UCC” means the Uniform Commercial Code as in effect from time to time in the State of New York; provided, that, if perfection or the effect of perfection or non-perfection or the priority of the security interest in any Collateral is governed by the Uniform Commercial Code as in effect in a jurisdiction other than the State of New York, “UCC” means the Uniform Commercial Code as in effect from time to time in such other jurisdiction for purposes of the provisions hereof relating to such perfection, effect of perfection or non-perfection or priority.

“Uncertificated Notes” shall have the meaning specified in Section 2.14(a).

“unit of Reference Property” shall have the meaning specified in Section 14.07(a).

“U.S. Guarantors” means Guarantors organized under the laws of the United States or any state or territory thereof.

“U.S. Mortgages” means, with respect to each Mortgaged Property, the mortgages, deeds of trust and/or deeds to secure debt set forth in Schedule 4.15 (as amended from time to time), in each case, executed by a Note Party in favor of the Collateral Trustee, for the benefit of the Holders, as the same may be amended, modified, extended, restated, replaced, or supplemented from time to time.

“U.S. Note Parties” means each U.S. Subsidiary that has become a Guarantor hereunder.

“U.S. Security Agreement” means the Amended and Restated Security Agreement, dated as of November 26, 2024 and executed by the U.S. Subsidiaries of the Company, as the same is amended, restated, supplemented or otherwise modified from time.

“U.S. Security Documents” means the U.S. Security Agreement, any deposit account control agreements or securities account control agreements covering the deposit accounts or securities accounts of the U.S. Note Parties and any other security agreements, pledges, or similar agreements or documents executed in connection therewith.

“U.S. Subsidiary” means any Subsidiary that is organized or existing under the laws of the United States, or any state thereof or the District of Columbia.

“Valuation Period” shall have the meaning specified in Section 14.04(c).

“Warrant Indenture” means the warrant indenture entered into as of the date hereof, between the Company and the Transfer Agent, providing for, among other things, the creation and issuance of warrants to purchase shares of Common Stock or other securities or property issuable upon the exercise of such warrants.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(a)            the sum of the products obtained by multiplying (a) the amount of each then-remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of such Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(b)            the then-outstanding principal amount of such Indebtedness.

“Wholly Owned Subsidiary” means, with respect to any Person, any Subsidiary of such Person, except that, solely for purposes of this definition, the reference to “more than 50%” in the definition of Subsidiary shall be deemed replaced by a reference to “100%.”

“WURA” shall mean the Winding-Up and Restructuring Act (Canada).

Section 1.02 References to Interest. All references to interest on, or in respect of, any Note in this Indenture shall be deemed to include Additional Interest (if, in such context, Additional Interest is, was or would be payable pursuant to any of Section 4.06(c), Section 4.06(d), and Section 6.03) and to any interest payable on any Defaulted Amounts as set forth in Section 2.04(e). Unless the context otherwise requires, any express mention of Additional Interest or interest on Defaulted Amounts in any provision hereof shall not be construed as excluding Additional Interest or interest on Defaulted Amounts, as applicable, in those provisions hereof where such express mention is not made.

Section 1.03 Divisions. For all purposes under this Indenture and the Transaction Documents, in connection with any division or plan of division under Delaware law (or any comparable event under a different jurisdiction’s laws): (a) if any asset, right, obligation or liability of any Person becomes the asset, right, obligation or liability of a different Person, then it, shall be deemed to have been transferred from the original Person to the subsequent Person, and (b) if any new Person comes into existence, such new Person shall be deemed to have been organized on the first date of its existence by the holders of its Capital Stock at such time.

Article 2
Issue, Description, Execution, Registration and Exchange of Notes

Section 2.01 Designation and Amount. The Notes shall be designated as the “12.00% Convertible Senior Secured Notes due 2027.” The aggregate principal amount of Notes that may be authenticated and delivered under this Indenture is limited to $4,000,000, and except for Notes authenticated and delivered upon registration or transfer of, or in exchange for, or in lieu of other Notes to the extent expressly permitted hereunder.

Section 2.02 Form of Notes. The Notes and the Trustee’s certificate of authentication to be borne by such Notes shall be substantially in the respective forms set forth in Exhibit A, the terms and provisions of which shall constitute, and are hereby expressly incorporated in and made a part of this Indenture. To the extent applicable, the Company and the Trustee, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and to be bound thereby.

Any Global Note may be endorsed with or have incorporated in the text thereof such legends or recitals or changes not inconsistent with the provisions of this Indenture as may be required by the Custodian or the Depositary, or as may be required to comply with any applicable law or any regulation thereunder or with the rules and regulations of any securities exchange or automated quotation system upon which the Notes may be listed or traded or designated for issuance or to conform with any usage with respect thereto, or to indicate any special limitations or restrictions to which any particular Notes are subject.

Any of the Notes may have such letters, numbers or other marks of identification and such notations, legends (other than legends restricting transfer) or endorsements as the Officer executing the same may approve (execution thereof to be conclusive evidence of such approval) and as are not inconsistent with the provisions of this Indenture, or as may be required to comply with any law or with any rule or regulation made pursuant thereto or with any rule or regulation of any securities exchange or automated quotation system on which the Notes may be listed or designated for issuance, or to conform to usage or to indicate any special limitations or restrictions to which any particular Notes are subject.

Each Global Note shall represent such principal amount of the outstanding Notes as shall be specified therein and shall provide that it shall represent the aggregate principal amount of outstanding Notes from time to time endorsed thereon and that the aggregate principal amount of outstanding Notes represented thereby may from time to time be increased or reduced to reflect Optional Mandatory Conversions, repurchases, cancellations, conversions, transfers, exchanges or issuances of additional Notes (to the extent such issuances are fungible with the Notes represented by such Global Note for U.S. federal income tax and securities law purposes) permitted hereby. Any endorsement of a Global Note to reflect the amount of any increase or decrease in the amount of outstanding Notes represented thereby shall be made by the Trustee or the Custodian, at the direction of the Trustee, in such manner and upon written instructions given by the Holder of such Notes in accordance with this Indenture. Payment of principal (including the Change of Control Repurchase Price, if applicable) of, and any accrued and unpaid interest on, a Global Note shall be made to the Holder of such Note on the date of payment, unless a record date or other means of determining Holders eligible to receive payment is provided for herein.

Section 2.03 Accrual of Interest

(a)            Each Note shall accrue interest from the Issue Date, or from the most recent date to which interest has been paid or duly provided for, to, but excluding, the next scheduled Interest Payment Date until (and including) the Maturity Date. Interest shall be payable at a rate of 12.00% per annum.

(b)            Notwithstanding anything in this Indenture, for as long as the Company’s Common Stock is listed on the TSX-V, in no circumstance may the rate of Deemed Interest exceed 24% per annum (any portion of Deemed Interest in excess of 24% per annum, “Remainder Interest”). Remainder Interest shall accrue and be paid to the Holders upon the earliest date permitted under this Indenture.

(c)            In the event that the Company identifies Remainder Interest would be payable upon the specific occurrence of any circumstance or event where Deemed Interest is payable, the Company shall promptly give notice to the Holders and apply to TSX-V for a specific waiver of such requirements in the circumstances and dutifully prosecute any application for such waiver with TSX-V and its applicable policies and rules, and obtain such waiver in any event within 30 days of such application.

(d)            If after due prosecution by the Company pursuant to Section 2.03(c) above, for any reason, within 30 days, the satisfaction of the Remainder Interest is not permitted by TSX-V, then the Company shall, by the date that is 60 days of the notice given in Section 2.03(c), de-list the shares of Common Stock from trading on TSX-V and immediately, without any intervening Trading Days, re-list the shares of Common Stock on an alternate securities exchange in Canada such that as a result, the Remainder Interest may be paid to the Holders. Holders with a majority of the principal amount of outstanding Notes may, by written notice to the Trustee object to any such alternate securities exchange other than The Toronto Stock Exchange, the Neo Exchange Inc., or the Canadian Securities Exchange.

(e)            Remainder Interest shall be payable to the Holders on the date that is the earliest to occur of (i) the day following the date of the applicable waiver of the Remainder Interest payment from TSX-V; (ii) the date that the Company’s shares of Common Stock are no longer listed on TSX-V; or (iii) 60 days from the notice given Section 2.03(c).

(f)             For additional clarity and the avoidance of doubt, for as long as the shares of Common Stock are listed on the TSX-V, the Deemed Interest rate may not exceed 24% per annum and Remainder Interest may not be paid in an amount that would exceed a Deemed Interest rate of 24% per annum.

Section 2.04 Date and Denomination of Notes; Interest and Defaulted Amounts.

(a)            The Notes shall be issuable in registered form without coupons in minimum denominations of $1,000 principal amount and integral multiples of $1,000 in excess thereof. Each Note shall be dated the date of its authentication and shall bear interest from the date specified on the face of such Note. Interest on the Notes shall be computed on the basis of a 360-day year composed of twelve 30-day months and, for partial months, on the basis of the number of days actually elapsed in a 30-day month.

(b)            [Reserved.]

(c)            The Person in whose name any Note (or its Predecessor Note) is registered on the Note Register at the close of business on any Interest Record Date with respect to any Interest Payment Date shall be entitled to receive any interest payable on such Interest Payment Date. The principal amount of any Note (x) in the case of any Physical Note or Uncertificated Note, shall be payable to the Holder of those Notes by wire transfer of immediately available funds to that Holder’s account within the United States and (y) in the case of any Global Note, shall be payable by wire transfer of immediately available funds to the account of the Depositary or its nominee in accordance with the applicable procedures of the Depositary.

(d)            The Company shall pay cash interest (i) on any Physical Notes or Uncertificated Notes to the Holder of those Notes by wire transfer of immediately available funds to that Holder’s account within the United States or (ii) on any Global Note by wire transfer of immediately available funds to the account of the Depositary or its nominee.

(e)            Any Defaulted Amounts shall forthwith cease to be payable to the Holder on the relevant payment date but shall accrue interest per annum at the then-applicable interest rate borne by the Notes, subject to the enforceability thereof under applicable law, from, and including, such relevant payment date, and such Defaulted Amounts together with any such interest thereon shall be paid by the Company, at its election in each case, as provided in clause (i) or (ii) below:

(i)             The Company may elect to make payment of any Defaulted Amounts to the Persons in whose names the Notes (or their respective Predecessor Notes) are registered at the close of business on a special record date for the payment of such Defaulted Amounts, which shall be fixed in the following manner. The Company shall notify the Trustee in writing of the amount of the Defaulted Amounts proposed to be paid on each Note and the date of the proposed payment (which shall be not less than 25 days after the receipt by the Trustee of such notice, unless the Trustee shall consent to an earlier date), and at the same time the Company shall deposit with the Trustee an amount of money equal to the aggregate amount to be paid in respect of such Defaulted Amounts or shall make arrangements satisfactory to the Trustee for such deposit on or prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such Defaulted Amounts as in this clause provided. Thereupon the Company shall fix a special record date for the payment of such Defaulted Amounts which shall be not more than 15 days and not less than 10 days prior to the date of the proposed payment, and not less than 10 days after the receipt by the Trustee of the notice of the proposed payment. The Company shall promptly notify the Trustee and the Holders of such special record date of the proposed payment of such Defaulted Amounts and the special record date therefor to be delivered to each Holder not less than 10 days prior to such special record date. Notice of the proposed payment of such Defaulted Amounts and the special record date therefor having been so delivered, such Defaulted Amounts shall be paid to the Persons in whose names the Notes (or their respective Predecessor Notes) are registered at the close of business on such special record date and shall no longer be payable pursuant to the following clause (ii) of this Section 2.04(e).

(ii)            The Company may make payment of any Defaulted Amounts in any other lawful manner not inconsistent with the requirements of any securities exchange or automated quotation system on which the Notes may be listed or designated for issuance, and upon such notice as may be required by such exchange or automated quotation system, if, after notice given by the Company to the Trustee of the proposed payment pursuant to this clause, such manner of payment shall be deemed practicable by the Trustee.

Section 2.05 Execution, Authentication.

(a)            The Trustee shall authenticate and make available for delivery, upon a written authentication order of the Issuer signed by one Officer, Notes (other than an Uncertificated Note) in aggregate principal amount to be determined at the time of issuance and specified therein. Such order shall specify the amount of the Notes to be authenticated, the form of Notes (which form must be other than an Uncertificated Note) and the date on which the original issue of Notes is to be authenticated. In connection with the authentication of Notes (other than Uncertificated Notes), the Trustee shall also receive an Opinion of Counsel, which shall state:

(i)             That the form and terms of the applicable Notes have been established in accordance with the Indenture as this Indenture may be amended after the Issue Date pursuant to Section 10.02; and

(ii)            That such Notes, when authenticated and delivered by the Trustee and issued by the Issuer, will constitute valid and binding obligations to the Issuer, enforceable in accordance with their terms, subject to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting the enforcement of creditors’ rights and to general equity principles.

(iii)           Notwithstanding anything to the contrary in this Indenture or Appendix A, any issuance of additional Notes after the Issue Date shall be in a principal amount of at least $1.00 and integral multiples of $1.00.

(b)            One duly authorized Officer shall sign the Notes (other than any Uncertificated Note) for the Issuer by manual signature, facsimile signature or electronic (including “.pdf”) signature.

(c)            If an Officer whose signature is on a Note no longer holds that office at the time the Trustee authenticates the Note, the Note shall be valid nevertheless.

(d)            A Note (other than any Uncertificated Note) shall not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the Note. The signature shall be conclusive evidence that the Note has been authenticated under this Indenture.

The Trustee may appoint one or more authenticating agents reasonably acceptable to the Issuer to authenticate the Notes. Any such appointment shall be evidenced by an instrument signed by a Responsible Officer, a copy of which shall be furnished to the Issuer. Unless limited by the terms of such appointment, an authenticating agent may authenticate Notes whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by such Agent. An authenticating agent has the same rights as any Note Registrar, Paying Agent or agent for service of notices and demands.

Section 2.06 Exchange and Registration of Transfer of Notes; Restrictions on Transfer; Depositary. (a) The Company shall cause to be kept at the Corporate Trust Office a register (the register maintained in such office or in any other office or agency of the Company designated pursuant to Section 4.02, the “Note Register”) in which, subject to such reasonable regulations as it may prescribe, the Company shall provide for the registration of Notes and of transfers of Notes. Such register shall be in written form or in any form capable of being converted into written form within a reasonable period of time. The Trustee is hereby initially appointed the “Note Registrar” for the purpose of registering Notes and transfers of Notes as herein provided. The Company may appoint one or more co-Note Registrars in accordance with Section 4.02.

Upon surrender for registration of transfer of any Note to the Note Registrar or any co-Note Registrar, and satisfaction of the requirements for such transfer set forth in this Section 2.06, the Company shall execute, and the Trustee shall authenticate and deliver, in the name of the designated transferee or transferees, one or more new Notes of any authorized denominations and of a like aggregate principal amount and bearing such restrictive legends as may be required by this Indenture.

Notes may be exchanged for other Notes of any authorized denominations and of a like aggregate principal amount, upon surrender of the Notes to be exchanged at any such office or agency maintained by the Company pursuant to Section 4.02. Whenever any Notes are so surrendered for exchange, the Company shall execute, and the Trustee shall authenticate and deliver, the Notes that the Holder making the exchange is entitled to receive, bearing registration numbers not contemporaneously outstanding.

All Notes presented or surrendered for registration of transfer or for exchange, repurchase or conversion shall (if so required by the Company, the Trustee, the Note Registrar or any co-Note Registrar) be duly endorsed, or be accompanied by a written instrument or instruments of transfer in form reasonably satisfactory to the Company and duly executed, by the Holder thereof or its attorney-in-fact duly authorized in writing.

No service charge shall be imposed to a Holder by the Company, the Trustee, the Note Registrar, any co-Note Registrar or the Paying Agent for any exchange or registration of transfer of Notes, but the Company may require a Holder to pay a sum sufficient to cover any documentary, stamp or similar issue or transfer tax required in connection therewith as a result of the name of the Holder of the new Notes issued upon such exchange or registration of transfer being different from the name of the Holder of the old Notes surrendered for exchange or registration of transfer.

None of the Company, the Trustee, the Note Registrar or any co-Note Registrar shall be required to exchange or register a transfer of (i) any Notes surrendered for conversion or, if a portion of any Note is surrendered for conversion, such portion thereof surrendered for conversion, (ii) any Notes, or a portion of any Note, surrendered for repurchase (and not withdrawn) in accordance with Article 15 or (iii) any Notes selected for Optional Mandatory Conversion in accordance with Article 16, except the unredeemed portion of any Note being redeemed in part.

All Notes issued upon any registration of transfer or exchange of Notes in accordance with this Indenture shall be the valid obligations of the Company, evidencing the same debt, and entitled to the same benefits under this Indenture as the Notes surrendered upon such registration of transfer or exchange.

(b)            So long as the Notes are eligible for book-entry settlement with the Depositary, unless otherwise required by law, subject to the fifth paragraph from the end of Section 2.06(c), all Notes shall be represented by one or more Notes in global form (each, a “Global Note”) registered in the name of the Depositary or the nominee of the Depositary. The transfer and exchange of beneficial interests in a Global Note that does not involve the issuance of a Physical Note or Uncertificated Note shall be effected through the Depositary (but not the Trustee or the Custodian) in accordance with this Indenture (including the restrictions on transfer set forth herein) and the applicable procedures of the Depositary.

(c)            Every Note that bears or is required under this Section 2.06(c) to bear the legend set forth in this Section 2.06(c) (together with any Common Stock issued upon conversion of the Notes that is required to bear the legend set forth in Section 2.06(d), collectively, the “Restricted Securities”) shall be subject to the restrictions on transfer set forth in this Section 2.06(c) (including the legend set forth below), unless such restrictions on transfer shall be eliminated or otherwise waived by written consent of the Company, and the Holder of each such Restricted Security, by such Holder’s acceptance thereof, agrees to be bound by all such restrictions on transfer. As used in this Section 2.06(c) and Section 2.06(d), the term “transfer” encompasses any Disposition or pledge whatsoever of any Restricted Security.

Until the date (the “Resale Restriction Termination Date”) that is the later of (1) the date that is one year after the last date of original issuance of the Notes, or such shorter period of time as permitted by Rule 144 or any successor provision thereto, and (2) such later date, if any, as may be required by applicable law, any certificate or book-entry evidencing such Note (and all securities issued in exchange therefor or substitution thereof, other than Common Stock, if any, issued upon conversion thereof, which shall bear the legend set forth in Section 2.06(d), if applicable) shall bear, and any Uncertificated Note shall be deemed to bear, a legend in substantially the following form (unless such Notes have been sold pursuant to an effective registration statement under the Securities Act that continues to be effective at the time of such transfer, or sold pursuant to the exemption from registration provided by Rule 144 or any similar provision then in force under the Securities Act, or unless otherwise agreed by the Company in writing, with notice thereof to the Trustee):

THIS SECURITY AND THE COMMON STOCK, IF ANY, ISSUABLE UPON CONVERSION OF THIS SECURITY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE FOLLOWING SENTENCE. BY ITS ACQUISITION HEREOF OR OF A BENEFICIAL INTEREST HEREIN, THE ACQUIRER:

(1)            REPRESENTS THAT IT AND ANY ACCOUNT FOR WHICH IT IS ACTING IS A “QUALIFIED INSTITUTIONAL BUYER” (WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT) AND THAT IT EXERCISES SOLE INVESTMENT DISCRETION WITH RESPECT TO EACH SUCH ACCOUNT, AND

(2)            AGREES FOR THE BENEFIT OF ELECTRA BATTERY MATERIALS CORPORATION (THE “COMPANY”) THAT IT WILL NOT OFFER, SELL, PLEDGE OR OTHERWISE TRANSFER THIS SECURITY OR ANY BENEFICIAL INTEREST HEREIN PRIOR TO THE DATE THAT IS THE LATER OF (X) ONE YEAR AFTER THE LAST ORIGINAL ISSUE DATE HEREOF OR SUCH SHORTER PERIOD OF TIME AS PERMITTED BY RULE 144 UNDER THE SECURITIES ACT OR ANY SUCCESSOR PROVISION THERETO AND (Y) SUCH LATER DATE, IF ANY, AS MAY BE REQUIRED BY APPLICABLE LAW, EXCEPT:

(A)           TO THE COMPANY OR ANY SUBSIDIARY THEREOF, OR

(B)            OUTSIDE THE UNITED STATES PURSUANT TO REGULATION S UNDER THE SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, OR

(C)            PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BECOME EFFECTIVE UNDER THE SECURITIES ACT, OR

(D)           PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT OR ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PRIOR TO THE REGISTRATION OF ANY TRANSFER IN ACCORDANCE WITH CLAUSE (2)(B) or (D) ABOVE, THE COMPANY AND THE TRUSTEE RESERVE THE RIGHT TO REQUIRE THE DELIVERY OF SUCH LEGAL OPINIONS, CERTIFICATIONS OR OTHER EVIDENCE SATISFACTORY TO EACH OF THEM IN ORDER TO DETERMINE THAT THE PROPOSED TRANSFER IS BEING MADE IN COMPLIANCE WITH THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. NO REPRESENTATION IS MADE AS TO THE AVAILABILITY OF ANY EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

No transfer of any Note prior to the Resale Restriction Termination Date will be registered by the Note Registrar unless the applicable box on the Form of Assignment and Transfer has been checked.

Any Note (or security issued in exchange or substitution therefor) (i) as to which such restrictions on transfer shall have expired in accordance with their terms, (ii) that has been transferred pursuant to a registration statement that has become effective or been declared effective under the Securities Act and that continues to be effective at the time of such transfer or (iii) that has been sold pursuant to the exemption from registration provided by Rule 144 or any similar provision then in force under the Securities Act, or exclusion from registration provided by Regulation S under the Securities Act, may, upon surrender of such Note for exchange to the Note Registrar in accordance with the provisions of this Section 2.06, be exchanged for a new Note or Notes, of like tenor and aggregate principal amount, which shall not bear the restrictive legend required by this Section 2.06(c) and shall not be assigned a restricted CUSIP number. The Company shall instruct the Custodian in writing to so surrender any Global Note as to which any of the conditions set forth in clause (i) through (iii) of the immediately preceding sentence have been satisfied, and, upon such instruction, the Custodian shall so surrender such Global Note for exchange; and any new Global Note so exchanged therefor shall not bear the restrictive legend specified in this Section 2.06(c) and shall not be assigned a restricted CUSIP number. The Company shall promptly notify the Trustee upon the occurrence of the Resale Restriction Termination Date and promptly after a registration statement, if any, with respect to the Notes or any Common Stock issued upon conversion of the Notes has been declared effective under the Securities Act.

Notwithstanding any other provisions of this Indenture (other than the provisions set forth in this Section 2.06(c)), a Global Note may not be transferred as a whole or in part except (i) by the Depositary to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary and (ii) for exchange of a Global Note or a portion thereof for one or more Physical Notes or Uncertificated Notes in accordance with the second immediately succeeding paragraph.

The Depositary shall be a clearing agency registered under the Exchange Act. The Company initially appoints The Depository Trust Company to act as Depositary with respect to each Global Note. Initially, each Global Note shall be issued to the Depositary, registered in the name of Cede & Co., as the nominee of the Depositary, and deposited with the Trustee as custodian for Cede & Co.

If (i) the Depositary notifies the Company at any time that the Depositary is unwilling or unable to continue as depositary for the Global Notes and a successor depositary is not appointed within 90 days, (ii) the Depositary ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days or (iii) an Event of Default with respect to the Notes has occurred and is continuing and a beneficial owner of any Note requests that its beneficial interest therein be issued as a Physical Note or Uncertificated Note, the Company shall execute, and the Trustee, upon receipt of an Officers’ Certificate and a Company Order for the authentication and delivery of Notes, shall authenticate and deliver (x) in the case of clause (iii), a Physical Note or Uncertificated Note to such beneficial owner in a principal amount equal to the principal amount of such Note corresponding to such beneficial owner’s beneficial interest and (y) in the case of clause (i) or (ii), Physical Notes or Uncertificated Notes to each beneficial owner of the related Global Notes (or a portion thereof) in an aggregate principal amount equal to the aggregate principal amount of such Global Notes in exchange for such Global Notes, and upon delivery of the Global Notes to the Trustee such Global Notes shall be canceled.

Physical Notes or Uncertificated Notes issued in exchange for all or a part of the Global Note pursuant to this Section 2.06(c) shall be registered in such names and in such authorized denominations as the Depositary, pursuant to instructions from its direct or indirect participants or otherwise, or, in the case of clause (iii) of the immediately preceding paragraph, the relevant beneficial owner, shall instruct the Trustee in writing. Upon execution and authentication, the Trustee shall deliver such Physical Notes or Uncertificated Notes to the Persons in whose names such Physical Notes or Uncertificated Notes are so registered.

At such time as all interests in a Global Note have been converted, canceled, repurchased, redeemed or transferred, such Global Note shall be, upon receipt thereof, canceled by the Trustee in accordance with standing procedures and existing instructions between the Depositary and the Custodian. At any time prior to such cancellation, if any interest in a Global Note is exchanged for Physical Notes or Uncertificated Notes, converted, canceled, repurchased, redeemed or transferred to a transferee who receives Physical Notes or Uncertificated Notes therefor or any Physical Note or Uncertificated Note is exchanged or transferred for part of such Global Note, the principal amount of such Global Note shall, in accordance with the standing procedures and instructions existing between the Depositary and the Custodian, be appropriately reduced or increased, as the case may be, and an endorsement shall be made on such Global Note, by the Trustee or the Custodian, at the direction of the Trustee, to reflect such reduction or increase.

The Trustee in each of its various capacities as designated from time to time hereunder shall have no responsibility or obligation to any beneficial owner of a Global Note, a member of, or a participant in, the Depositary or other Person with respect to the accuracy of the records of the Depositary or its nominee or of any participant or member thereof, with respect to any ownership interest in the Notes or with respect to the delivery to any participant, member, beneficial owner or other Person (other than the Depositary) of any notice (including any notice of redemption or purchase) or the payment of any amount or delivery of any Notes (or other security or property) under or with respect to such Notes. All notices and communications to be given to the Holders and all payments to be made to Holders in respect of the Notes shall be given or made only to or upon the order of the registered Holders (which shall be the Depositary or its nominee in the case of a Global Note). The rights of beneficial owners in any Global Note shall be exercised only through the Depositary subject to the applicable rules and procedures of the Depositary. The Trustee in each of its various capacities as designated from time to time hereunder may rely and shall be fully protected in relying upon information furnished by the Depositary with respect to its members, participants and any beneficial owners. Further, no Depositary shall be deemed an agent of the Trustee and the Trustee shall not be responsible for any act or omission by any Depositary.

None of the Note Registrar, the Trustee in each of its various capacities as designated from time to time hereunder or the Conversion Agent shall have any obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any Note (including any transfers between or among the Depositary participants, members or beneficial owners in any Global Note) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by, the terms of this Indenture. None of the Note Registrar, the Trustee in each of its various capacities as designated from time to time hereunder, the Conversion Agent or any of their agents shall have any responsibility for any actions taken or not taken by the Depositary.

(d)            Until the Resale Restriction Termination Date, any stock certificate or book-entry representing Common Stock issued on conversion of a Note shall bear (in the case of a stock certificate) or have associated with it (in the case of a book-entry) a legend in substantially the following form (unless such Common Stock has been transferred pursuant to an effective registration statement under the Securities Act and that continues to be effective at the time of such transfer, or transferred pursuant to the exemption from registration provided by Rule 144 or any similar provision then in force under the Securities Act, or such Common Stock has been issued upon conversion of a Note that has transferred pursuant to an effective registration statement under the Securities Act that continues to be effective at the time of such transfer, or pursuant to the exemption from registration provided by Rule 144 or any similar provision then in force under the Securities Act, or unless otherwise agreed by the Company with written notice thereof to the Trustee and any Transfer Agent for the Common Stock):

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE FOLLOWING SENTENCE. BY ITS ACQUISITION HEREOF OR OF A BENEFICIAL INTEREST HEREIN, THE ACQUIRER:

(1)	REPRESENTS THAT IT AND ANY ACCOUNT FOR WHICH IT IS ACTING IS A “QUALIFIED INSTITUTIONAL BUYER” (WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT) AND THAT IT EXERCISES SOLE INVESTMENT DISCRETION WITH RESPECT TO EACH SUCH ACCOUNT, AND

(2)	AGREES FOR THE BENEFIT OF ELECTRA BATTERY MATERIALS CORPORATION (THE “COMPANY”) THAT IT WILL NOT OFFER, SELL, PLEDGE OR OTHERWISE TRANSFER THIS SECURITY OR ANY BENEFICIAL INTEREST HEREIN PRIOR TO THE DATE THAT IS THE LATER OF (X) ONE YEAR AFTER THE LAST ORIGINAL ISSUE DATE OF THE SERIES OF NOTES UPON THE CONVERSION OF WHICH THIS SECURITY WAS ISSUED OR SUCH SHORTER PERIOD OF TIME AS PERMITTED BY RULE 144 UNDER THE SECURITIES ACT OR ANY SUCCESSOR PROVISION THERETO AND (Y) SUCH LATER DATE, IF ANY, AS MAY BE REQUIRED BY APPLICABLE LAW, EXCEPT:

(A)           TO THE COMPANY OR ANY SUBSIDIARY THEREOF, OR

(B)            OUTSIDE THE UNITED STATES PURSUANT TO REGULATION S UNDER THE SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, OR

(C)            PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BECOME EFFECTIVE UNDER THE SECURITIES ACT, OR

(D)            PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT OR ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PRIOR TO THE REGISTRATION OF ANY TRANSFER IN ACCORDANCE WITH CLAUSE (2)(B) OR (D) ABOVE, THE COMPANY AND THE TRANSFER AGENT FOR THE COMPANY’S COMMON STOCK RESERVE THE RIGHT TO REQUIRE THE DELIVERY OF SUCH LEGAL OPINIONS, CERTIFICATIONS OR OTHER EVIDENCE SATISFACTORY TO EACH OF THEM IN ORDER TO DETERMINE THAT THE PROPOSED TRANSFER IS BEING MADE IN COMPLIANCE WITH THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. NO REPRESENTATION IS MADE AS TO THE AVAILABILITY OF ANY EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

Any such Common Stock (i) as to which such restrictions on transfer shall have expired in accordance with their terms, (ii) that has been transferred pursuant to an effective registration statement under the Securities Act that continues to be effective at the time of such transfer or (iii) that has been sold pursuant to the exemption from registration provided by Rule 144 or any similar provision then in force under the Securities Act, or exclusion from registration provided by Regulation S under the Securities Act, may, upon surrender of the certificates representing such shares of Common Stock for exchange in accordance with the procedures of the Transfer Agent for the Common Stock, or upon request for any shares of Common Stock represented by a book entry, be exchanged for a new certificate or certificates or updated book entry or entries, as applicable, for a like aggregate number of shares of Common Stock, which shall not bear the restrictive legend required by this Section 2.06(d).

(e)             Any Note or Common Stock issued upon the conversion or exchange of a Note that is repurchased or owned by any Affiliate of the Company (or any Person who was an Affiliate of the Company at any time during the three months immediately preceding) may not be resold by such Affiliate (or such Person, as the case may be) unless registered under the Securities Act or resold pursuant to an exemption from the registration requirements of the Securities Act in a transaction that results in such Note or Common Stock, as the case may be, no longer being a “restricted security” (as defined under Rule 144). The Company shall cause any Note that is repurchased or owned by it to be surrendered to the Trustee for cancellation in accordance with Section 2.11.

(f)             If required by Applicable Securities Legislation or this Indenture, the certificates or other instruments representing the Notes, and the certificates or other evidence representing any Common Stock issued on conversion of such Notes (including any Interest Make-Whole Payment), if issued prior to the expiration of any applicable hold period, will bear the following legend in accordance with Applicable Securities Legislation:

“UNLESS PERMITTED BY SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [THE DATE THAT IS FOUR MONTHS AND A DAY AFTER THE DISTRIBUTION DATE].”

And, if required by the policies of the TSX-V, the certificates or ownership statements representing any Common Stock issued on conversion of the Notes (and any replacement certificate or ownership statement issued prior to the expiration of the applicable hold periods), if any, will bear a legend substantially in the following form:

“WITHOUT THE PRIOR WRITTEN APPROVAL OF TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL [THE DATE THAT IS FOUR MONTHS AND A DAY AFTER THE DISTRIBUTION DATE].”

(g)            Transfer and Exchange of Uncertificated Notes.

(i)            The transfer and exchange of beneficial interests in an Uncertificated Note shall be effected through the Note Registrar, in accordance with this Indenture (including applicable restrictions on transfer set forth herein) and the procedures of the Note Registrar therefor. A transferor of a beneficial interest in an Uncertificated Note shall deliver to the Note Registrar an assignment form at the back of the form of Uncertificated Note given in accordance with its procedures containing information regarding the Holder to be credited with a beneficial interest in the Uncertificated Note. The Note Registrar shall reflect on the Note Register the date and an increase in the principal amount of the Uncertificated Note to which such interest is being transferred in an amount equal to the principal amount of the interest to be so transferred, and the Note Registrar shall reflect on the Note Register the date and a corresponding decrease in the principal amount of the Uncertificated Note from which such interest is being transferred.

(ii)           Upon receipt by the Trustee of appropriate instruments of transfer, in form satisfactory to the Trustee and the Issuer, together with:

(A)           certification in the form set forth on Exhibit H that such Note is being transferred in compliance with Regulation S under the Securities Act; and

(B)            If the Note Registrar or the Issuer so requests or if so required, an opinion of counsel in form reasonably acceptable to the Issuer to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the applicable restricted notes legend is no longer required in order to maintain compliance with the Securities Act, then the Trustee shall instruct the Note Registrar to transfer such Notes in accordance with subsection (g)(i) above.

Upon written request by a transferor following the transfer of an Uncertificated Note, the Trustee shall deliver such transferee a confirmation of registration.

Section 2.07 Mutilated, Destroyed, Lost or Stolen Notes. In case any Note shall become mutilated or be destroyed, lost or stolen, the Company shall issue, and upon its written request the Trustee or an authenticating agent appointed by the Trustee shall authenticate and deliver, a new Note, bearing a registration number not contemporaneously outstanding, in exchange and substitution for the mutilated Note, or in lieu of and in substitution for the Note so destroyed, lost or stolen. In every case the applicant for a substituted Note shall furnish to the Company, to the Trustee and, if applicable, to such authenticating agent such security or indemnity as may be required by them to save each of them harmless from any loss, liability, cost or expense caused by or connected with such substitution, and, in every case of destruction, loss or theft, the applicant shall also furnish to the Company, to the Trustee and, if applicable, to such authenticating agent evidence to their satisfaction of the destruction, loss or theft of such Note and of the ownership thereof.

Following receipt by the Trustee or such authenticating agent, as the case may be, of satisfactory security or indemnity and evidence, as described in the preceding paragraph, the Trustee or such authenticating agent may authenticate any such substituted Note and deliver the same upon the receipt of such security or indemnity as the Trustee, the Company and, if applicable, such authenticating agent may reasonably require. No service charge shall be imposed by the Company, the Trustee, the Note Registrar, any co-Note Registrar or the Paying Agent upon the issuance of any substitute Note, but the Company may require a Holder to pay a sum sufficient to cover any documentary, stamp or similar issue or transfer tax required in connection therewith as a result of the name of the Holder of the new substitute Note being different from the name of the Holder of the old Note that became mutilated or was destroyed, lost or stolen. In case any Note that has matured or is about to mature or has been surrendered for required repurchase or is about to be converted in accordance with Article 14 shall become mutilated or be destroyed, lost or stolen, the Company may, in its sole discretion, instead of issuing a substitute Note, pay or authorize the payment of or convert or authorize the conversion of the same (without surrender thereof except in the case of a mutilated Note), as the case may be, if the applicant for such payment or conversion shall furnish to the Company, to the Trustee and, if applicable, to such authenticating agent such security or indemnity as may be required by them to save each of them harmless for any loss, liability, cost or expense caused by or connected with such substitution, and, in every case of destruction, loss or theft, evidence satisfactory to the Company, the Trustee and, if applicable, any Paying Agent or Conversion Agent of the destruction, loss or theft of such Note and of the ownership thereof.

Every substitute Note issued pursuant to the provisions of this Section 2.07 by virtue of the fact that any Note is destroyed, lost or stolen shall constitute an additional contractual obligation of the Company, whether or not the destroyed, lost or stolen Note shall be found at any time, and shall be entitled to all the benefits of (but shall be subject to all the limitations set forth in) this Indenture equally and proportionately with any and all other Notes duly issued hereunder. To the extent permitted by law, all Notes shall be held and owned upon the express condition that the foregoing provisions are exclusive with respect to the replacement, payment, Optional Mandatory Conversion, conversion or repurchase of mutilated, destroyed, lost or stolen Notes and shall preclude any and all other rights or remedies notwithstanding any law or statute existing or hereafter enacted to the contrary with respect to the replacement, payment, Optional Mandatory Conversion, conversion or repurchase of negotiable instruments or other securities without their surrender.

Section 2.08  Temporary Notes. Pending the preparation of Physical Notes, the Company may execute and the Trustee or an authenticating agent appointed by the Trustee shall, upon written request of the Company, authenticate and deliver temporary Notes (printed or lithographed). Temporary Notes shall be issuable in any authorized denomination, and substantially in the form of the Physical Notes but with such omissions, insertions and variations as may be appropriate for temporary Notes, all as may be determined by the Company. Every such temporary Note shall be executed by the Company and authenticated by the Trustee or such authenticating agent upon the same conditions and in substantially the same manner, and with the same effect, as the Physical Notes. Without unreasonable delay, the Company shall execute and deliver to the Trustee or such authenticating agent Physical Notes (other than any Global Note) and thereupon any or all temporary Notes (other than any Global Note) may be surrendered in exchange therefor, at each office or agency maintained by the Company pursuant to Section 4.02 and the Trustee or such authenticating agent shall authenticate and deliver in exchange for such temporary Notes an equal aggregate principal amount of Physical Notes. Such exchange shall be made by the Company at its own expense and without any charge therefor. Until so exchanged, the temporary Notes shall in all respects be entitled to the same benefits and subject to the same limitations under this Indenture as Physical Notes authenticated and delivered hereunder.

Section 2.09  Cancellation of Notes Paid, Converted, Etc. The Company shall cause all Notes surrendered for the purpose of payment, repurchase, Optional Mandatory Conversion, registration of transfer or exchange or conversion, if surrendered to any Person other than the Trustee (including any of the Company’s agents, Subsidiaries or Affiliates), to be delivered to the Trustee for cancellation. All Notes delivered to the Trustee shall be canceled promptly by the Trustee in accordance with the Trustee’s customary procedures. Except for any Notes surrendered for registration of transfer or exchange, or as otherwise expressly permitted by any of the provisions of this Indenture, no Notes shall be authenticated in exchange for any Notes canceled as provided herein. The Trustee shall dispose of canceled Notes in accordance with its customary procedures and, at the Company’s written request in a Company Order, provide copies of such cancelled Notes and related documentation to the Company.

Section 2.10  CUSIP and ISIN Numbers. The Company in issuing the Notes may use “CUSIP” numbers and ISIN numbers (if then generally in use), and, if so, the Trustee shall use “CUSIP” numbers in all notices issued to Holders as a convenience to such Holders; provided that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Notes or on such notice and that reliance may be placed only on the other identification numbers printed on the Notes. The Company shall promptly notify the Trustee in writing of any change in the “CUSIP” or ISIN numbers.

Section 2.11  Repurchases. The Company may, to the extent permitted by law, and directly or indirectly (regardless of whether such Notes are surrendered to the Company), repurchase Notes in the open market or otherwise, whether by the Company or its Subsidiaries or through a private or public tender or exchange offer or through counterparties to private agreements, including by cash-settled swaps or other derivatives. The Company shall cause any Notes so repurchased (other than Notes repurchased pursuant to cash-settled swaps or other derivatives) to be surrendered to the Trustee for cancellation in accordance with Section 2.11 and such Notes shall no longer be considered outstanding under this Indenture upon their repurchase. If the Company shall acquire any of the Notes, such acquisition shall not operate as a redemption or satisfaction of the indebtedness represented by such Notes unless and until the same are delivered to the Trustee for cancellation.

Section 2.12  Uncertificated Notes.

(a)            On the Issue Date, the Issuer shall issue Notes in uncertificated form (the “Uncertificated Notes”), and following delivery of a Company Order to the Trustee and the Note Registrar, the Note Registrar shall register the Notes in the Note Register in the name of the Person indicated in such Company Order and provide such Person a confirmation of registration. Except as otherwise expressly provided herein:

(i)            Uncertificated Notes registered in the name of a Person shall be considered “held” by such Person for all purposes under this Indenture;

(ii)           With respect to any Uncertificated Note, (1) references herein to authentication and delivery of a Note shall be deemed to refer to creation of an entry for such Note in the Note Register and registration of such Note in the name of the owner, (2) references herein to cancellation of all or any portion of a Note shall be deemed to refer to deregistration of all or any portion of such Note and (3) references herein to the date of authentication of a Note shall refer to the date of registration of such Note in the Note Register in the name of the owner thereof;

(iii)          References to (1) execution of Notes by the Issuer (or any officer thereof), (2) surrender of Notes and (3) presentment of Notes, shall be deemed not to refer to Uncertificated Notes; provided that the provisions of Section 2.09 relating to surrender of Notes for cancellation shall apply equally to deregistration of Uncertificated Notes;

(iv)          Section 2.07 shall not apply to any Uncertificated Notes; and

(v)           the Note Register shall be conclusive evidence of the ownership of an Uncertificated Note.

(b)            After the Issue Date, the Issuer may issue or exchange Notes in accordance with the terms of this Indenture in global, certificated or uncertificated form and make any related changes to this Indenture in accordance with Section 10.02 and/or instruct the cancellation or deregistration of all or a portion of the Notes in connection with any redemption or repurchase of such Notes in accordance with Articles 15 and 16.

Article 3
Satisfaction and Discharge; Covenant Defeasance

Section 3.01  Satisfaction and Discharge. This Indenture shall upon request of the Company contained in an Officers’ Certificate cease to be of further effect, and the Trustee, at the demand and expense of the Company, shall execute such instruments reasonably requested by the Company acknowledging satisfaction and discharge of this Indenture, when (a) (i) all Notes theretofore authenticated and delivered (other than Notes which have been destroyed, lost or stolen and which have been replaced, paid or converted as provided in Section 2.11) have been delivered to the Trustee for cancellation; or (ii) the Company has deposited with the Trustee or delivered to Holders, as applicable, after the Notes have become due and payable, whether on the Maturity Date, any Mandatory Conversion Date, Change of Control Repurchase Date, upon conversion or otherwise, cash or cash and/or shares of Common Stock, solely to satisfy the Company’s Conversion Obligation, sufficient to pay all of the outstanding Notes and all other sums due and payable under this Indenture by the Company; and (b) the Company has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture have been complied with. Notwithstanding the satisfaction and discharge of this Indenture, the obligations of the Company to the Trustee under Section 7.06 shall survive.

Section 3.02  Covenant Defeasance.

(a)            The Company may elect, at its option, to have its obligations released with respect to the covenants described in Section 4.08, Section 4.09, Section 4.10, Section 4.12, and Section 4.13 (“Covenant Defeasance”) and any omission to comply with such obligation shall not constitute a Default or an Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including those events described in Section 6.01(a), (b), (c), (d), (e), (i), and (j)) will no longer constitute an Event of Default with respect to the Notes. In addition, if the Company exercises Covenant Defeasance, each Subsidiary Guarantor will be released from all of its obligations with respect to its applicable guarantee.

(b)            To exercise Covenant Defeasance with respect to the Notes:

(i)            (a) The Company must irrevocably have deposited or cause to have been deposited with the Trustee as trust funds in trust for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to the benefits of the Holders: (I) money in an amount, or (II) money market funds invested entirely in Governmental Obligations, which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide, not later than the due date of any payment, money in an amount or (III) a combination thereof, in each case sufficient without reinvestment, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge, and which shall be applied by the Trustee to pay and discharge, the entire indebtedness in respect of the principal of and premium, if any, and interest on such Notes at maturity thereof, in accordance with the terms of this Indenture and such Notes, or (c) upon the occurrence of a Change of Control and the repurchase of all Notes validly tendered and not withdrawn in accordance with the terms of any offer to repurchase in connection with such Change of Control;

(ii)           no Default or Event of Default with respect to the outstanding Notes shall have occurred and be continuing at the time of such deposit after giving effect thereto;

(iii)          such Covenant Defeasance shall not cause the Trustee to have a conflicting interest within the meaning of the Trust Indenture Act of 1939, as amended (assuming all Notes are in default within the meaning of such Act);

(iv)          such Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, any material agreement or material instrument (other than this Indenture) to which the Company is a party or by which the Company is bound;

(v)           delivery to the Trustee of an Opinion of Counsel confirming that beneficial owners of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit and defeasance and will be subject to U.S. federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred; and

(vi)          the Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent with respect to such Covenant Defeasance have been complied with.

Section 3.03  Repayment to Company. Any money deposited with the Trustee or any Paying Agent and shares of Common Stock deposited with the Transfer Agent, or then held by the Company, in trust for the payment of the principal (including the Change of Control Repurchase Price, if applicable) of, accrued and unpaid interest on and the consideration due upon conversion of any Note and remaining unclaimed for two years after such principal (including the Change of Control Repurchase Price, if applicable), interest or consideration due upon conversion has become due and payable shall be paid to the Company on request of the Company contained in an Officers’ Certificate, or (if then held by the Company) shall be discharged from such trust; and the Holder of such Note shall thereafter, as an unsecured general creditor, look only to the Company for payment thereof, and all liability of the Trustee, such Paying Agent or the Transfer Agent with respect to such trust money and shares of Common Stock, and all liability of the Company as trustee thereof, shall thereupon cease; provided, however, that the Trustee, such Paying Agent or the Transfer Agent, before being required to make any such repayment, may at the expense of the Company cause to be published once, in a newspaper published in the English language, customarily published on each Business Day and of general circulation in The Borough of Manhattan, The City of New York, notice that such money and shares of Common Stock remain unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such publication, any unclaimed balance of such money and shares of Common Stock then remaining will be repaid or delivered to the Company.

Section 3.04  Deposited Moneys to be Held in Trust. All moneys, shares of Common Stock or money market funds invested entirely in Governmental Obligations deposited with the Trustee (or other qualifying trustee, collectively, for purposes of this Section 3.04, the “Trustee”) pursuant to Section 3.01, Section 3.02 or Section 3.03 shall be held in trust and shall be available for payment of all sums due and to become due on the Notes or under this Indenture in respect of principal, premium, and interest as due to the Holders of such Notes, either directly or through any Paying Agent (including the Company acting as its own Paying Agent), in accordance with the provisions of such Notes and this Indenture, but such money need not be segregated from other funds except to the extent required by law.

The Company will pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the cash or money market funds invested entirely in Governmental Obligations deposited pursuant to Section 3.01, Section 3.02 or Section 3.03 hereof or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of the outstanding Notes.

Section 3.05  Payment of Moneys Held by Paying Agents. In connection with the satisfaction and discharge of this Indenture all moneys or money market funds invested entirely in Governmental Obligations then held by any Paying Agent under the provisions of this Indenture shall, upon demand of the Company, be paid to the Trustee and thereupon such Paying Agent shall be released from all further liability with respect to such moneys or money market funds invested entirely in Governmental Obligations.

Article 4
Particular Covenants of the Company

Section 4.01  Payment of Principal and Interest. The Company covenants and agrees that it will cause to be paid the principal of, and any accrued and unpaid interest on, each of the Notes at the places, at the respective times and in the manner provided herein and in the Notes.

Section 4.02  Maintenance of Office or Agency. The Company will maintain in the contiguous United States an office or agency where the Notes may be surrendered for registration of transfer or exchange or for presentation for payment or repurchase (“Paying Agent”) or for conversion (“Conversion Agent”) and where notices and demands to or upon the Company in respect of the Notes and this Indenture may be served. The Company will give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office; provided that no service of legal process against the Company or any Guarantor may be made at any office of the Trustee.

The Company may also from time to time designate as co-Note Registrars one or more other offices or agencies where the Notes may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided that no such designation or rescission shall in any manner relieve the Company of its obligation to maintain an office or agency in the contiguous United States for such purposes. The Company will give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency. The terms Paying Agent and Conversion Agent include any such additional or other offices or agencies, as applicable.

The Company hereby initially designates the Trustee as the Paying Agent, Note Registrar, Custodian and Conversion Agent and the Corporate Trust Office as the office or agency in the contiguous United States where Notes may be surrendered for registration of transfer or exchange or for presentation for payment or repurchase or for conversion and where notices and demands to or upon the Company in respect of the Notes and this Indenture may be served.

Section 4.03  Appointments to Fill Vacancies in Trustee’s Office. The Company, whenever necessary to avoid or fill a vacancy in the office of Trustee, will appoint, in the manner provided in Section 7.09, a Trustee, so that there shall at all times be a Trustee hereunder.

Section 4.04  Provisions as to Paying Agent. (a)  If the Company shall appoint a Paying Agent other than the Trustee, the Company will cause such Paying Agent to execute and deliver to the Trustee an instrument in which such agent shall agree with the Trustee, subject to the provisions of this Section 4.04:

(i)            that it will hold all sums held by it as such agent for the payment of the principal (including the Change of Control Repurchase Price, if applicable) of, and any accrued and unpaid interest on, the Notes in trust for the benefit of the Trustee and the Holders of the Notes;

(ii)           that it will give the Trustee prompt notice of any failure by the Company to make any payment of the principal (including the Change of Control Repurchase Price, if applicable) of, and any accrued and unpaid interest on, the Notes when the same shall be due and payable; and

(iii)          that at any time during the continuance of an Event of Default, upon request of the Trustee, it will forthwith pay to the Trustee all sums so held in trust.

The Company shall, on or before each due date of the principal (including the Change of Control Repurchase Price, if applicable) of, or any accrued and unpaid interest on, the Notes, deposit with the Paying Agent a sum sufficient to pay such principal (including the Change of Control Repurchase Price, if applicable) or any such accrued and unpaid interest, and (unless such Paying Agent is the Trustee) the Company will promptly notify the Trustee of any failure to take such action; provided that if such deposit is made on the due date, such deposit must be received by the Paying Agent by 11:00 a.m., New York City time, on such date.

(b)            If the Company shall act as its own Paying Agent, it will, on or before each due date of the principal of, and any accrued and unpaid interest on, the Notes, set aside, segregate and hold in trust for the benefit of the Trustee and the Holders of the Notes a sum sufficient to pay such principal and any such accrued and unpaid interest so becoming due and will promptly notify the Trustee in writing of any failure to take such action and of any failure by the Company to make any payment of the principal of, or any accrued and unpaid interest on, the Notes when the same shall become due and payable.

(c)            Anything in this Section 4.04 to the contrary notwithstanding, the Company may, at any time, for the purpose of obtaining a satisfaction and discharge of this Indenture, or for any other reason, pay, cause to be paid or deliver to the Trustee all sums or amounts held in trust by the Company or any Paying Agent hereunder as required by this Section 4.04, such sums or amounts to be held by the Trustee upon the trusts herein contained and upon such payment or delivery by the Company or any Paying Agent to the Trustee, the Company or such Paying Agent shall be released from all further liability but only with respect to such sums or amounts.

(d)            Subject to applicable abandoned property laws, any money deposited with the Trustee or any Paying Agent and shares of Common Stock deposited with the Transfer Agent, or then held by the Company, in trust for the payment of the principal of, any accrued and unpaid interest on and the consideration due upon conversion of any Note and remaining unclaimed for two years after such principal, any interest or consideration due upon conversion has become due and payable shall be paid to the Company on request of the Company contained in an Officers’ Certificate, or (if then held by the Company) shall be discharged from such trust; and the Holder of such Note shall thereafter, as an unsecured general creditor, look only to the Company for payment thereof, and all liability of the Trustee, such Paying Agent or Transfer Agent with respect to such trust money and shares of Common Stock, and all liability of the Company as trustee thereof, shall thereupon cease.

Section 4.05  Existence. Subject to Article 11, the Company shall do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence.

Section 4.06  Information Requirement and Annual Reports. (a)  The Company shall deliver to the Trustee, within 15 days after the same are required to be filed with the Commissions, copies of any documents or reports that the Company is required to file with the Commissions pursuant to National Instrument 51-102 – Continuous Disclosure Obligations. Any such document or report that the Company files with the Commissions and the SEC via SEDAR or EDGAR shall be deemed to be delivered with the Trustee for purposes of this Section 4.06(b) at the time such documents are filed via SEDAR or EDGAR; provided that the Trustee has no duty or obligation whatsoever to determine whether or not any such documents or reports have been filed via SEDAR or EDGAR.

(b)            The Trustee shall have no duty to review or analyze any document or report furnished or made available to it. Delivery of the reports and documents described in Section 4.06(b) to the Trustee is for informational purposes only, and the Trustee’s receipt of such shall not constitute constructive or actual notice or knowledge of any information contained therein or determinable from information contained therein, including the Company’s compliance with any of its covenants hereunder (as to which the Trustee is entitled to conclusively rely on an Officers’ Certificate).

(c)             If, at any time during the six-month period beginning on, and including, the date that is six months after the last date of original issuance of the Notes, the Company fails to timely file any document or report that it is required to file with the Commissions pursuant to National Instrument 51-102 – Continuous Disclosure Obligations, or the Notes are not otherwise freely tradable pursuant to Rule 144 or Regulation S by Holders other than the Company’s Affiliates or Holders that were the Company’s Affiliates at any time during the three months immediately preceding (as a result of restrictions pursuant to U.S. securities laws or the terms of this Indenture or the Notes), the Company shall pay Additional Interest on the Notes. Such Additional Interest shall accrue on the Notes at the rate of 1.50% per annum of the principal amount of the Notes outstanding for each day during such period for which the Company’s failure to file has occurred and is continuing or the Notes are not otherwise freely tradable pursuant to Rule 144 by Holders other than the Company’s Affiliates (or Holders that were the Company’s Affiliates at any time during the three months immediately preceding) without restrictions pursuant to U.S. securities laws or the terms of this Indenture or the Notes.

(d)            If, and for so long as, the restrictive legend on the Notes specified in Section 2.06(c) has not been removed, the Notes are assigned a restricted CUSIP or the Notes are not otherwise freely tradable pursuant to Rule 144 or Regulation S by Holders other than the Company’s Affiliates or Holders that were the Company’s Affiliates at any time during the three months immediately preceding (without restrictions pursuant to U.S. securities laws or the terms of this Indenture or the Notes) as of the 380th day after the last date of original issuance of the Notes, the Company shall pay Additional Interest on the Notes at a rate equal to 1.50% per annum of the principal amount of Notes outstanding until the restrictive legend on the Notes has been removed in accordance with Section 2.06(c), the Notes are assigned an unrestricted CUSIP and the Notes are freely tradable pursuant to Rule 144 or Regulation S by Holders other than the Company’s Affiliates (or Holders that were the Company’s Affiliates at any time during the three months immediately preceding) without restrictions pursuant to U.S. securities laws or the terms of this Indenture or the Notes. For the avoidance of doubt, Notes represented by a restricted CUSIP in the Depositary’s systems are not freely tradeable.

(e)             Interest will be payable in arrears on each Interest Payment Date following accrual as set forth in Section 2.03.

(f)             The Additional Interest that is payable in accordance with Section 4.06(c) or Section 4.06(d) shall, subject to the immediately succeeding sentence, be in addition to, and not in lieu of, any Additional Interest that may be payable as a result of the Company’s election pursuant to Section 6.03.

(g)            If Additional Interest is payable by the Company pursuant to Section 4.06(c) or Section 4.06(d), the Company shall deliver to the Trustee an Officers’ Certificate to that effect stating (i) the amount of such Additional Interest that is payable and (ii) the date on which such Additional Interest is payable. Unless and until a Responsible Officer of the Trustee receives at the Corporate Trust Office such a certificate, the Trustee may assume without inquiry that no such Additional Interest is payable. If the Company has paid Additional Interest directly to the Persons entitled to it, the Company shall deliver to the Trustee an Officers’ Certificate setting forth the particulars of such payment.

Section 4.07  Stay, Extension and Usury Laws.

(a)             The Company covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law or other law that would prohibit or forgive the Company from paying all or any portion of the principal of or any interest on the Notes as contemplated herein, wherever enacted, now or at any time hereafter in force, or that may affect the covenants or the performance of this Indenture; and the Company (to the extent it may lawfully do so) hereby expressly waives all benefit or advantage of any such law, and covenants that it will not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

(b)            If any provision of this Indenture would obligate the Company to make any payment of or on account of interest or other amount in an amount or calculated at a rate which would result in a receipt by any holder of a Note of interest at a criminal rate (as such term is construed under the Criminal Code (Canada)), then notwithstanding such provisions, such amount or rate shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not so result in a receipt by such holder of interest at a criminal rate, such adjustment to be effected, to the extent necessary, as follows: (1) firstly, by reducing the amount or rate of interest required to be paid to such holder, and (2) thereafter, by reducing any fees, commissions, premiums and other amounts required to be paid to such holder which would constitute “interest” for purposes of Section 347 of the (Canada).

Section 4.08  Limitation on Restricted Payments.

(a)            The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly:

(i)            declare or pay any dividend or make any payment or distribution (x) on account of the Company’s or any of its Subsidiaries’ Capital Stock, (including any payment made in connection with any merger or consolidation involving the Company or any of its Subsidiaries) or (y) to the direct or indirect holders of the Company’s or any of its Subsidiaries’ Capital Stock in their capacity as holders, other than (A) dividends or distributions by the Company payable solely in Capital Stock (other than Disqualified Stock) of the Company or (B) dividends or distributions by a Subsidiary to the Company or another Subsidiary (and in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Subsidiary other than a Wholly Owned Subsidiary, the Company or a Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Capital Stock in such class or series of securities);

(ii)           purchase, redeem, defease or otherwise acquire or retire for value (including any payment made in connection with any merger or consolidation involving the Company or any of its Subsidiaries) any Capital Stock of the Company held by Persons other than the Company or any Subsidiary;

(iii)          make any Restricted Investment; or

(iv)          purchase, repay, prepay, repurchase, redeem, defease, acquire or retire for value any (x) Disqualified Stock of the Company or any Subsidiary or (y) Indebtedness for borrowed money (other than the Notes);

(all such payments and other actions set forth in clauses (i) through (iii) above being collectively referred to as “Restricted Payments”).

(b)            Notwithstanding anything to the contrary contain herein, the provisions of this Section 4.08 will not prohibit:

(i)            the payment of any dividend or distribution or consummation of any redemption within 60 days after the date of declaration thereof or the giving of a redemption notice related thereto, if at the date of declaration or notice such payment would have complied with any provision of this Section 4.08; provided that the making of such payment will reduce capacity for Restricted Payments pursuant such provisions when so made;

(ii)           so long as no Default or Event of Default has occurred and is continuing or would be caused thereby, the repurchase, redemption or other acquisition or retirement for value of any Capital Stock of the Company or any Subsidiary held by any current or former officer, director, employee or consultant of the Company or any Subsidiary or any permitted transferee of the foregoing pursuant to any equity subscription agreement, stock option agreement, shareholders’ agreement or similar agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Capital Stock may not exceed $500,000 in any fiscal year; provided further, that such amount in any twelve-month period may be increased by an amount not to exceed:

(A)           the cash proceeds from the Disposition of Capital Stock (other than Disqualified Stock) of the Company to officers, directors, employees or consultants of the Company, any of its Subsidiaries or any of its direct or indirect parent companies that occurs after the Issue Date to the extent the cash proceeds from the sale of such Capital Stock have not otherwise been applied to the making of Restricted Payments pursuant to this Section 4.08 plus

(B)            the cash proceeds of key man life insurance policies received by the Company or any Subsidiary of the Company after the Issue Date; and in addition, cancellation of Indebtedness owing to the Company or any Subsidiary from any current or former officer, director or employee (or any permitted transferees thereof) of the Company or any Subsidiary of the Company in connection with a repurchase of Capital Stock of the Company or any Subsidiary of the Company from such Persons will not be deemed to constitute a Restricted Payment for purposes of this Section 4.08 or any other provisions of this Indenture;

(iii)          cashless repurchases of Capital Stock deemed to occur upon the exercise of stock options, warrants or other securities convertible into or exchangeable for Capital Stock if such Capital Stock represent a portion of the exercise, conversion or exchange price thereof;

(iv)          any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of unsecured Indebtedness or Disqualified Stock of the Company or any Subsidiary upon a Change of Control or Asset Sale to the extent required by this Indenture or other instrument pursuant to which such Disqualified Stock was issued pursuant to a provision no more favorable, including purchase price, to the holders thereof than the provisions set forth under Section 4.10, as applicable, but in each case only if the Company or such Subsidiary has first complied with its payment and other obligation under Section 4.10 hereof, as applicable;

(v)           repurchases of Capital Stock deemed to occur upon the withholding of a portion of the Capital Stock granted or awarded to a current or former director, officer, employee, manager or director of the Company or any of its Subsidiaries (or consultant or advisor or any spouses, former spouses, successors, executors, administrators, heirs, legatees or distributees of any of the foregoing) solely to the extent necessary to pay for the taxes payable by such Person upon such grant or award (or upon the vesting thereof);

(vi)          the making of any Restricted Payment in exchange for, or out of or with the net cash proceeds from the substantially concurrent contribution to the Common Equity of the Company or from the substantially concurrent Disposition (other than to a Subsidiary of the Company) of, Capital Stock (other than Disqualified Stock) of the Company to the extent such proceeds are not otherwise applied;

(vii)         the making of cash payments pursuant to the terms of the Notes, the Existing Notes or the Royalty Agreement;

(viii)        payments on any Subordinated Indebtedness permitted under Section 4.09(a) to the extent such payments are expressly permitted under the Permitted Junior Intercreditor Agreement covering such Subordinated Indebtedness;

(ix)           any non-Wholly Owned Subsidiary of the Company may make Restricted Payments (which may be in cash) to its shareholders, members or partners generally, so long as the Company or the Subsidiary which owns the Capital Stock in the Subsidiary making such Restricted Payment receives at least its proportionate share thereof (based upon its relative holding of the Capital Stock in the Subsidiary making such Restricted Payment and taking into account the relative preferences, if any, of the various classes of Capital Stock of such Subsidiary);

(x)            the payment of cash in lieu of the issuance of fractional shares of Capital Stock in connection with any dividend or split of, or upon exercise or conversion of warrants, options or other securities exercisable or convertible into, Capital Stock of the Company or in connection with the issuance of any dividend otherwise permitted to be made under this Section 4.08;

(xi)           the repayment of Indebtedness (a) with the proceeds of Permitted Refinancing Indebtedness to the extent such Permitted Refinancing Indebtedness is otherwise permitted pursuant to Section 4.09 and (b) scheduled or mandatory payments on Indebtedness permitted by Section 4.09 hereof (other than with respect to Subordinated Indebtedness to the extent such payments are not permitted under the Permitted Junior Intercreditor Agreement covering such Subordinated Indebtedness); and

(xii)          payments on the Permitted Working Capital Obligations under the definitive documentation related thereto.

(c)            Notwithstanding anything in the foregoing Section 4.08(b) (1) the Company shall not be permitted to make cash distributions to holders of its Capital Stock (including Common Stock and Preferred Stock) on account of such Capital Stock (including Common Stock and Preferred Stock) (other than as permitted hereunder in connection with a conversion transaction), in each case, so long as the Notes are outstanding and (2) in no event shall the distribution, as a dividend or otherwise, of (A) any Collateral (other than cash to the extent otherwise expressly permitted under Section 4.08(a) and (b) be permitted under this Section 4.08, other than to the extent distributed to a Secured Guarantor or (B) the Capital Stock of any Guarantor be permitted under this Section 4.08, other than to the extent distributed to a Secured Guarantor.

(d)            For purposes of determining compliance with this Section 4.08, if any Investment or Restricted Payment (or portion thereof) would be permitted pursuant to one or more provisions described above and/or is entitled to be incurred under one or more of the categories of Permitted Investments, the Company may divide and classify such Investment or Restricted Payment in any manner that complies with this covenant and may later divide and reclassify any such Investment or Restricted Payment so long as the Investment or Restricted Payment (as so divided and/or reclassified) would be permitted to be made in reliance on the applicable exception as of the date of such reclassification.

Section 4.09  Limitations on Incurrence of Indebtedness and Issuance of Preferred Stock or Disqualified Stock.

(a)            The Company will not, and will not permit any of its Subsidiaries and Restricted Joint Ventures, in each case, to, directly or indirectly, create, incur, issue, assume, enter into a guarantee of or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and the Company will not issue any Disqualified Stock and will not permit any of its Subsidiaries and Restricted Joint Ventures to issue any shares of Preferred Stock other than to the Company or any Subsidiary of the Company; provided, however, that the Company may incur Subordinated Indebtedness (including Acquired Debt) or issue Disqualified Stock, and the Guarantors may incur Subordinated Indebtedness (including Acquired Debt) so long as (i) no Default or Event of Default has occurred and is continuing or would be caused thereby, (ii) to the extent such Subordinated Indebtedness is secured it must be secured only as permitted under clause (w) of the definition of Permitted Liens, (iii) no principal or portion of any such Subordinated Indebtedness, Disqualified Stock, or Preferred Stock may be paid, purchased or redeemed prior to the date that is 91 days following the Maturity Date and (iv) after giving pro forma effect to the incurrence of such Subordinated Indebtedness, the Company shall be in compliance with a Fixed Charge Coverage Ratio of 2.00:1.00 as certified by an officer of the Company in writing with reasonable detail of the calculations of Fixed Charge Coverage Ratio.

(b)            Notwithstanding anything to the contrary therein, Section 4.09(a) will not prohibit the incurrence of any of the following items of Indebtedness or the issuance of any of the following Disqualified Stock or Preferred Stock (collectively, “Permitted Debt”):

(i)            the Permitted Working Capital Obligations which facility be secured by a Lien permitted under clause (s) of the definition of Permitted Liens;

(ii)           the incurrence by the Company and its Subsidiaries of the existing Indebtedness listed on Schedule C (Existing Indebtedness) hereto;

(iii)          the incurrence by the Company and the Guarantors of Indebtedness represented by the Notes and the related Guarantees in an aggregate amount not to exceed $4,000,000.00 at any time outstanding;

(iv)          the incurrence by the Company and the Guarantors of obligations under the Royalty Agreement and the Existing Notes;

(v)           the incurrence by the Company or any of its Subsidiaries of purchase money Indebtedness to finance the acquisition of any personal property consisting solely of fixed or capital assets, including any related software, Capital Lease Obligations, and any Indebtedness assumed in connection with the acquisition of any such assets or secured by a Lien on any such assets prior to the acquisition thereof, and Permitted Refinancing thereof; provided, however, that the aggregate principal amount of Indebtedness permitted by this clause (iv) shall not exceed, at any one time outstanding, $5,000,000.

(vi)          the incurrence by the Company or any of its Subsidiaries of Permitted Refinancing Indebtedness to Refinance any Indebtedness that was permitted to be incurred under Section 4.09(a) or Section 4.09(b) (other than clauses (i), (iii) and (v) thereof);

(vii)         to the extent permitted under clause (h) of the definition of Permitted Investments, the incurrence by the Company or any of its Subsidiaries of intercompany Indebtedness (or the guarantees of any such intercompany Indebtedness) between or among the Company or any of its Subsidiaries; provided, however, that:

(a) the aggregate principal amount of intercompany Indebtedness (or the guarantees of any such intercompany Indebtedness) between or among the Company or any of its Subsidiaries must be incurred pursuant to an intercompany note (which may take the form of a grid note) that is pledged to the Collateral Trustee in accordance with the terms of the Note Security Documents; and

(b) if the Company or any Guarantor is the obligor on such Indebtedness and the payee is not the Company or a Guarantor, then such Indebtedness (other than Indebtedness incurred in the ordinary course in connection with the cash or tax management operations of the Company and its Subsidiaries) must be expressly subordinated to the prior payment in full in cash of all Note Obligations, in the case of the Company, or the Guarantee, in the case of a Guarantor;

provided, further, that (i) any subsequent issuance or transfer of Capital Stock that results in any such Indebtedness being held by a Person other than the Company or a Subsidiary and (ii) Disposition of any such Indebtedness to a Person that is not either the Company or a Subsidiary, will be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Subsidiary, as the case may be, that was not permitted by this clause (vi);

(viii)        liabilities under surety bonds or similar instruments incurred in the ordinary course of business;

(ix)           hedging obligations that are incurred in the ordinary course of business and not for non-speculative purposes such as (a) fixing or hedging interest rate risk with respect to any Indebtedness that is permitted by the terms of this Indenture to be outstanding; (b) fixing or hedging currency exchange rate risk with respect to any currency exchanges; or (c) fixing or hedging commodity price risk, including the price or cost of raw materials, emission rights, manufactured products or related commodities, with respect to any commodity purchases or sales;

(x)            the guarantee by the Company or any of the Guarantors of Indebtedness of the Company or a Secured Guarantor permitted to be incurred under Section 4.09(a) or any other provision of Section 4.09(b), and the guarantee by any Subsidiary that is not a Guarantor of Indebtedness of another Subsidiary that is not a Guarantor, in each case, to the extent that the guaranteed Indebtedness was permitted to be incurred by another provision of this Section 4.09; provided that if the Indebtedness being guaranteed is subordinated in right of payment to or pari passu with the Notes, or secured by liens subordinated to or pari passu with the Notes, then the guarantee or lien, as applicable, must be subordinated or pari passu, as applicable, in right of payment to the same extent as the Indebtedness guaranteed or secured;

(xi)           the incurrence by the Company or any of its Subsidiaries of unsecured Indebtedness (other than for borrowed money) arising from customary agreements of the Company or any such Subsidiary in the ordinary course of business providing indemnification, deferred purchase price, non-cash earn-outs, cash earn-outs, purchase price adjustments and other similar obligations, in each case, incurred or assumed in connection with the acquisition or Disposition of any business, assets or Capital Stock of the Company or any of its Subsidiaries, other than, in the case of any such Disposition by the Company or any of its Subsidiaries, guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Capital Stock;

(xii)          the incurrence of contingent liabilities arising out of endorsements of checks, drafts and other similar instruments for deposit or collection in the ordinary course of business;

(xiii)         the incurrence of Indebtedness in the ordinary course of business under any agreement between the Company or any of its Subsidiaries and any commercial bank or other financial institution relating to Treasury Management Arrangements;

(xiv)        Indebtedness among the Company and Secured Guarantors incurred in the ordinary course of business in connection with cash management arrangements;

(xv)         unsecured Indebtedness owed to any Person providing property, casualty, liability or other insurance to the Company or any Guarantor, so long as the amount of such Indebtedness is not in excess of the amount of the unpaid cost of, and shall be incurred only to defer the cost of, the premiums with respect to such insurance for the period in which such Indebtedness is incurred and such Indebtedness is outstanding only for a period not exceeding twelve months;

(xvi)        interest-free unsecured Indebtedness incurred by the Company or any of its Subsidiaries to under the FedNor Loan Agreement, in an amount not to exceed CDN $10,250,000 at any time outstanding;

(xvii)       Indebtedness incurred by the Company or any of its Subsidiaries constituting Indebtedness incurred by the Company or any of its Subsidiaries constituting reimbursement obligations with respect to letters of credit, bankers acceptances and bank guarantees issued in the ordinary course of business, including, without limitation, letters of credit, bankers acceptances and bank guarantees relating to the purchase of inventory, and letters of credit in respect of workers’ compensation claims, health, disability or other employee benefits (whether current or former) or property, casualty or liability insurance or self-insurance, or other Indebtedness with respect to reimbursement-type obligations regarding workers’ compensation claims; provided that any reimbursement obligations in respect thereof are reimbursed within 90 days following the due date thereof; provided, further, that this clause (xvi) shall not include any Indebtedness of the Company or any Guarantor in respect of such obligations of a Subsidiary that is not a Guarantor;

(xviii)      Indebtedness representing deferred compensation or similar obligation to employees of the Company or any Guarantor or any of their Subsidiaries or incurred in the ordinary course of business;

(xix)         Indebtedness consisting of Indebtedness issued by the Company or any Subsidiary or any direct or indirect parent company of the Company to future, current or former officers, directors, employees, consultants and independent contractors thereof, their respective estates, heirs, family members, spouses or former spouses, in each case to finance the purchase or redemption of Capital Stock of the Company or any direct or indirect parent company of the Company to the extent described in Section 4.08(b)(ii);

(xx)          customer deposits and advance payments received in the ordinary course of business from customers for goods purchased in the ordinary course of business;

(xxi)         Indebtedness of the Company and its Subsidiaries, to the extent the Net Proceeds thereof are promptly used to purchase the Notes in connection with a Change of Control;

(xxii)        Indebtedness in respect of an Acquisition permitted hereunder, which Indebtedness is existing at the time such Person becomes a Subsidiary of the Company or a Guarantor (other than Indebtedness incurred solely in contemplation of such Person’s becoming a Subsidiary of the Company or a Guarantor or for the purposes of circumventing the requirements of the Note Documents); provided that any such Indebtedness shall not exceed either 25% of the cash purchase price of any such Acquisition or $10,000,000 at any time outstanding and provided further that any such Indebtedness shall not be secured by any assets other than the assets being acquired in connection with such Acquisition and may not be guaranteed by any Note Party other than a Note Party being acquired;

(xxiii)       arising under any class order guarantees entered into by any Australian Subsidiary pursuant to Part 2M.6 of the Australian Corporations Act where the only other members of that class order are Subsidiaries of an Australian Subsidiary;

(xxiv)       arising under any Australian TFA, Australian TSA or any Australian ITFA or Australian ITSA (whichever applicable); or

(xxv)        Indebtedness in respect of reclamation or other bonding obligations required by Applicable Law or pursuant to the written directive of any relevant government authority in respect of the Refinery in an amount not to exceed $6,000,000.

(c)             For purposes of determining compliance with this Section 4.09, in the event that an item of proposed Indebtedness or Disqualified Stock meets the criteria of more than one of the categories of Permitted Debt described in Section 4.09(b) above, or is entitled to be incurred pursuant to Section 4.09(a), the Company will be permitted to classify all or a portion of such item of Indebtedness or Disqualified Stock on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness or Disqualified Stock (based on circumstances existing on the date of such reclassification), in any manner that complies with this covenant. The accrual of interest, the accrual of dividends, the accretion or amortization of original issue discount, the amortization of debt discount, the payment of interest on any Indebtedness in the form of additional Indebtedness, the payment of interest in the form of additional shares of preferred Capital Stock or Disqualified Stock, the reclassification of Preferred Stock as Indebtedness due to a change in accounting principles, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant, provided, in each such case, that the amount of any such accrual, accretion or payment is included in fixed charges of the Company as accrued.

(d)             The amount of any Indebtedness outstanding as of any date will be:

(i)            the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(ii)           the aggregate principal amount outstanding, in the case of Indebtedness issued with interest payable in kinds;

(iii)          the principal amount of the Indebtedness, in the case of any other Indebtedness; and

(iv)          in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of: (x) the Fair Market Value of such assets at the date of determination; and (y) the amount of the Indebtedness of the other Person.

(e)             For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness; provided that if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such Permitted Refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced. Notwithstanding any other provision of this Section 4.09, the maximum amount of Indebtedness that the Company may incur pursuant to this Section 4.09 shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Permitted Refinancing Indebtedness is denominated that is in effect on the date of such refinancing.

(f)             Notwithstanding anything to the contrary set forth herein, the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, incur (as defined herein) any Indebtedness (including Acquired Debt), that is secured on a pari passu basis with the Note Obligations or higher in priority in right of payment to the Note Obligations, other than Indebtedness permitted pursuant to Section 4.09(b)(iii) (subject to the limitations set forth in clause (y) of the definition of Permitted Liens), Section 4.09(b)(v) (subject to the limitations set forth in clause (k) of the definition of Permitted Liens).

Section 4.10  Limitations on Liens.

(a)            The Company will not, and will not permit any of its Subsidiaries and Restricted Joint Ventures, in each case, to, directly or indirectly, create, incur or assume any Lien of any kind (other than Permitted Liens) on any asset now owned or hereafter acquired by the Company or such Subsidiary. For purposes of determining compliance with this Section 4.10, (i) in the case of Liens that constitute Permitted Liens securing Subordinated Indebtedness, the Notes and any applicable Guarantee are secured by a Lien on such property or assets of the Company or such Subsidiary and the proceeds thereof that is senior in priority to such Liens; (ii) in the case of Liens that constitute Permitted Liens securing the Permitted Working Capital Obligations, the priority of the Notes and the Permitted Working Capital Obligations shall be as set forth in the Permitted Working Capital Intercreditor Agreement; and (iii) in all other cases that constitute Permitted Liens, the Notes and the applicable Guarantee are equally and ratably secured with or prior to such Obligation with a Lien on the same assets of the Company or such Subsidiary, as the case may be except to the extent that the principle under the Australian PPSA that a purchase money security interest may have priority over other security interests granted in respect of the same collateral applies to such a Permitted Lien.

(b)            The Company will not, and will not permit any of its Subsidiaries to, create, incur or assume or otherwise cause or suffer to exist or become effective any Lien of any kind upon any of their property or assets, now owned or hereafter acquired which Lien secures Indebtedness and is secured on a pari passu basis with the Note Obligations or higher in priority to the Liens securing the Notes other than Liens permitted pursuant to clause (j), (k), (w), (y) and (z) of the definition of Permitted Liens (and subject to the limitations set forth in such clauses).

Section 4.11  Limitations on Asset Sales.

(a)            The Company will not, and will not permit any of its Subsidiaries to, consummate an Asset Sale, unless (i) the Company (or the Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value (measured as of the date of the definitive agreement with respect to such Asset Sale) of the assets, property or Capital Stock issued or sold or otherwise disposed of; (ii) no Default or Event of Default shall have occurred and be continuing at the time of the consummation of such Asset Sale or would be caused thereby and (iii) at least 75% of the consideration received from such Asset Sale is, or will be when paid (in the case of milestones, royalties and other deferred payment obligations), in the form of cash or cash equivalents; provided that for purposes of this clause (iii), any Designated Non-Cash Consideration received by the Company or such Subsidiary in respect of such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Non-Cash Consideration received pursuant to this clause (iii), not in excess of 25% of the consideration received from such Asset Sale at the time of the receipt of such Designated Non-Cash Consideration, with the Fair Market Value of each item of Designated Non-Cash Consideration being measured at the time received and without giving effect to subsequent changes in value, shall be deemed to be cash and (iv) an amount equal to 100% of the Net Available Cash from such Asset Sale is applied to prepay, repay, redeem or repurchase the Notes as provided under Section 2.13 through open market purchases (to the extent such purchases are at or above 100% of the principal amount thereof plus the Interest-Make-Whole Payment) or by making an offer (in accordance with the procedures set forth in this Section 4.11 for an Asset Sale Offer) to all Holders of the Notes to purchase their Notes at 100% of the principal amount thereof plus the Interest-Make-Whole Payment, plus the amount of accrued but unpaid interest, if any, on the principal amount of the Notes that would otherwise be prepaid; provided that, if the Issuer makes an offer to purchase the Notes pursuant to the foregoing proviso, the Issuer will be deemed to have satisfied its obligations under this clause (iv) and any amounts remaining after such offer to purchase will not be counted in the computation of Net Available Cash; provided further that, in connection with any prepayment, repayment, redemption or purchase of Indebtedness pursuant to this clause (iv), the Issuer or Subsidiary will retire such Indebtedness and will cause the related commitment (if any) to be reduced in an amount equal to the principal amount so prepaid, repaid, redeemed or repurchased.

(b)            On the 30th day after an Asset Sale or the receipt of such Net Available Cash, the Issuer will be required to make an offer (“Asset Sale Offer”) to all Holders of the Notes to purchase the maximum principal amount of the Notes that may be purchased out of the Net Available Cash at an offer price in an amount equal to 100% of the principal amount of the Notes plus the Interest Make-Whole Payment, plus accrued and unpaid interest, if any, to, but not including, the date of purchase, in accordance with the procedures set forth in this Indenture in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof. The Issuer will deliver notice of such Asset Sale Offer electronically or by first-class mail, with a copy to the Trustee, to each Holder of the Notes at the address of such Holder appearing in the register or otherwise in accordance with the applicable procedures of the Depositary, describing the transaction or transactions that constitute the Asset Sale and offering to repurchase the Notes for the specified purchase price on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is delivered, pursuant to the procedures required by this Indenture and described in such notice. The Issuer may satisfy the foregoing obligations with respect to any Net Available Cash from an Asset Sale by making an Asset Sale Offer with respect to all Net Available Cash prior to the expiration of the relevant 30 days (or such longer period provided above) or with respect to any unapplied Net Available Cash. Notwithstanding the foregoing, in the case of any Asset Sale consisting of the Disposition of Designated U.S. Assets, any related Asset Sale Offer shall be at an offer price in an amount equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest, if any, to, but not including, the date of purchase (without any Interest Make-Whole Payment).

(c)            To the extent that the aggregate amount of the Notes validly tendered and not validly withdrawn pursuant to an Asset Sale Offer is less than the Net Available Cash, the Issuer may use any remaining Net Available Cash for any purpose not prohibited by this Indenture. If the aggregate principal amount of the Notes surrendered in any Asset Sale Offer by Holders exceeds the amount of Net Available Cash, the Net Available Cash shall be allocated among the Notes to be purchased on a pro rata basis on the basis of the aggregate principal amount of tendered Notes; provided that no Notes will be selected and purchased in an unauthorized denomination. Additionally, the Issuer may, at its option, make an Asset Sale Offer using proceeds from any Asset Sale at any time after the consummation of such Asset Sale. Upon consummation or expiration of any Asset Sale Offer, any remaining Net Available Cash may be used by the Issuer for any purpose not prohibited by this Indenture.

(d)            To the extent that any portion of Net Available Cash payable in respect of the Notes is denominated in a currency other than Dollars, the amount thereof payable in respect of the Notes shall not exceed the net amount of funds in Dollars that is actually received by the Issuer upon converting such portion into Dollars.

(i)            For the purposes of Section 4.11(a)(iii), the following will be deemed to be cash:

(A)            the assumption by the transferee of Indebtedness or other liabilities contingent or otherwise of the Issuer or a Subsidiary (other than Subordinated Indebtedness of the Issuer or a Guarantor) and the release of the Issuer or such Subsidiary from all liability on such Indebtedness or other liability in connection with such Asset Sale (to the extent the Issuer or such Subsidiary would have had continuing liability for such Indebtedness or other liability);

(B)            securities, notes or other obligations received by the Issuer or any Subsidiary of the Issuer from the transferee that are converted by the Issuer or such Subsidiary into cash or Cash Equivalents within 180 days following the closing of such Asset Sale;

(C)            Indebtedness or other liabilities of any Subsidiary that is no longer a Subsidiary as a result of such Asset Sale, to the extent that the Issuer and each other Subsidiary have no continuing liability for the payment of such Indebtedness or other liabilities in connection with such Asset Sale; and

(D)            consideration consisting of Indebtedness of the Issuer (other than Subordinated Indebtedness) received after the Issue Date from Persons who are not the Issuer or any Subsidiary.

(ii)            Upon the commencement of an Asset Sale Offer, the Issuer shall send, or cause to be sent, by first class mail or electronically, a notice to the Trustee, the Collateral Trustee and to each Holder at its registered address. The notice shall contain all instructions and materials necessary to enable such Holder to tender Notes pursuant to the Asset Sale Offer. Any Asset Sale Offer shall be made to all Holders. The notice, which shall govern the terms of the Asset Sale Offer, shall state:

(A)            that the Asset Sale Offer is being made pursuant to this Section 4.11 and that, to the extent lawful, all Notes tendered and not withdrawn shall be accepted for payment (unless prorated);

(B)            the Asset Sale payment amount, the Asset Sale offered price, and the date on which Notes tendered and accepted for payment shall be purchased, which date shall be at least 30 days and not later than 60 days from the date such notice is mailed (the “Asset Sale Payment Date”);

(C)            that any Notes not tendered or accepted for payment shall continue to accrue interest in accordance with the terms thereof;

(D)            that, unless the Issuer defaults in making such payment, any Notes accepted for payment pursuant to the Asset Sale Offer shall cease to accrue interest on and after the Asset Sale Payment Date;

(E)            that Holders electing to have any Notes purchased pursuant to any Asset Sale Offer shall be required to surrender the Notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the Note completed, to the Trustee at the address specified in the notice at least three Business Days before the Asset Sale Payment Date;

(F)            that Holders shall be entitled to withdraw their election if the Trustee receives, not later than three Business Days prior to the Asset Sale Payment Date, a notice setting forth the name of the Holder, the principal amount of the Note the Holder delivered for purchase and a statement that such Holder is withdrawing its election to have such Note purchased;

(G)            that if the aggregate principal amount of Notes surrendered by Holders exceeds the Asset Sale payment amount, the Trustee shall select the Notes to be purchased in the manner described under Section 16.02(d) of this Indenture; and

(H)            that Holders whose Notes were purchased only in part shall be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered (or transferred by book-entry).

(iii)            If the Asset Sale Payment Date is on or after a record date and on or before the related interest payment date, any accrued and unpaid interest shall be paid to the Person in whose name a Note is registered at the close of business on such record date, and no additional interest shall be payable to Holders who tender Notes pursuant to the Asset Sale Offer.

(iv)          On the Asset Sale Payment Date, the Issuer will, to the extent permitted by law,

(A)           accept for payment all Notes issued by it or portions thereof properly tendered pursuant to the Asset Sale Offer,

(B)            deposit with the Trustee an amount equal to the aggregate Asset Sale payment in respect of all Notes or portions thereof so tendered, and

(C)            deliver, or cause to be delivered, to the Trustee for cancellation the Notes so accepted together with an Officer’s Certificate to the Trustee stating that such Notes or portions thereof have been tendered to and purchased by the Issuer.

(e)            The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of Section 15.02 hereof or this Section 4.11, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under Section 15.02 hereof or this Section 4.11 by virtue of such compliance.

(f)             For the avoidance of doubt, the provisions of this Indenture related to the Issuer’s obligation to make an offer to repurchase the Notes as a result of an Asset Sale may be waived or modified with the written consent of the Holders of a majority in aggregate principal amount of the then outstanding Notes.

Section 4.12  Transactions with Affiliates.

(a)            The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction or series of transactions, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Company (each, an “Affiliate Transaction”) involving aggregate payments or consideration in excess of $1,000,000, unless:

(i)            the Affiliate Transaction is on terms that are not materially less favorable to the Company or the relevant Subsidiary, taken as a whole, than those that would have been obtained in a comparable arms-length transaction by the Company or such Subsidiary with a Person that is not an Affiliate of the Company or any of its Subsidiaries; and

(ii)           the Company delivers to the Trustee, with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate payments or consideration in excess of $2,500,000, a resolution of the Board of Directors accompanied by an Officers’ Certificate certifying that such Affiliate Transaction complies with this Section 4.12 and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors.

(b)            The following items will be deemed not to be Affiliate Transactions and, therefore, will not be subject to the provisions of Section 4.12(a):

(i)            any consulting or employment agreement or compensation plan, stock option or stock ownership plan or reasonable and customary officer or director indemnification arrangement entered into by the Company or any of its Subsidiaries in the ordinary course of business for the benefit of directors, officers, employees and consultants of the Company or a Subsidiary and payments and transactions pursuant thereto;

(ii)           transactions between or among the Company and/or the Guarantors;

(iii)          transactions with a Person that is an Affiliate of the Company solely because the Company owns, directly or through a Subsidiary, Capital Stock in, or controls, such Person (and no other Affiliate of the Company owns any interest in such Person except through the Company);

(iv)          payment of reasonable fees and reimbursement of expenses of directors, officer and employees of the Company or any of its Subsidiaries;

(v)           any transaction in which the only consideration paid by the Company or any Subsidiary consists of Capital Stock (other than Disqualified Stock) of the Company or any contribution of capital to the Company;

(vi)          Restricted Payments of the type described in clause (i), (ii) and (iv) of the definition thereof that do not violate the provisions of Section 4.08 of this Indenture and Permitted Investments described in clause (o) of the definition of Permitted Investments;

(vii)         transactions pursuant to agreements or arrangements as in effect on the Issue Date, or any amendment, modification, or supplement thereto or replacement thereof (so long as such agreement or arrangement, as so amended, modified or supplemented or replaced, is not materially more disadvantageous, taken as a whole, than such agreement or arrangement as in effect on the Issue Date, as determined in good faith by the Company);

(viii)        purchases or sales of goods and/or services with customers, suppliers, sales agents or sellers of goods and services in the ordinary course of business on terms that are no less favorable to the Company or the relevant Subsidiary than those that would have been obtained at the time in a comparable transaction by the Company or such Subsidiary with a Person that is not an Affiliate of the Company;

(ix)           if such Affiliate Transaction is with an Affiliate in its capacity as a holder of Indebtedness of the Company or any Subsidiary, a transaction in which such Affiliate is treated no more favorably than the other holders of Indebtedness of the Company or such Subsidiary;

(x)            transactions in the ordinary course of business between the Company or a Subsidiary with any Joint Venture engaged in a Permitted Business; provided that all the outstanding ownership interests of such Joint Venture are owned only by the Company, its Subsidiaries and Persons that are not Affiliates of the Company (other than by virtue of such joint venture arrangement);

(xi)           any Investment of the Company or any of its Subsidiaries existing on the Issue Date listed on Schedule D (Existing Investments) hereto, and any extension, modification or renewal of such existing Investments, to the extent not involving any additional Investment other than as the result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities, in each case, pursuant to the terms of such Investments as in effect on the Issue Date;

(xii)          the formation and maintenance of any consolidated group or subgroup for tax, accounting or cash pooling or management purposes in the ordinary course of business or transactions undertaken in good faith for the purpose of improving the consolidated tax efficiency of the Company or any Subsidiary and not for the purpose of circumventing any provision of this Indenture;

(xiii)         to the extent permitted under this Indenture, including in compliance with Article 11, any merger, consolidation or reorganization of the Company with an Affiliate of the Company solely for the purpose of (a) forming or collapsing a holding company structure or (b) reincorporating the Company in a new jurisdiction;

(xiv)        entering into one or more agreements that provide registration rights to the security holders of the Company or any direct or indirect parent of the Company or amending such agreement with security holders of the Company or any direct or any indirect parent of the Company and the performance of such agreements on terms that are no less favorable to the Company or the relevant Subsidiary than those that would have been obtained at the time in a comparable transaction by the Company or such Subsidiary with a Person that is not an Affiliate of the Company and that have been approved by the Board of Directors of the Company;

(xv)         customary and reasonable fees, indemnities and reimbursements may be paid to non-officer directors of the Company and its Subsidiaries;

Section 4.13  Further Guarantors. If, after the date of this Indenture, the Company or any Subsidiary forms or acquires (i) any Subsidiary, other than an Excluded Entity, then the Company will promptly (and in any event within 45 days (or such longer period as the Collateral Trustee may agree in its sole discretion)) after the date of formation or acquisition cause such Subsidiary to provide a Guarantee hereunder, (ii) any Canadian Subsidiary or Australian Subsidiary, other than an Excluded Entity, then the Company will promptly (and in any event within 45 days) after the date of formation or acquisition cause such Canadian Subsidiary or Australian Subsidiary to become a Grantor under the Canadian Security Agreement and the other Canadian Security Documents or the Australian Security Agreement and other Australian Security Documents, as applicable, (iii) any U.S. Subsidiary, other than an Excluded Entity, then the Company will promptly (and in any event within 45 days after the date of formation or acquisition) cause such U.S. Subsidiary to become a Grantor under the U.S. Security Agreement and the other U.S. Security Documents, as applicable or (iv) any Subsidiary of the Company that is an Excluded Entity ceases to be an Excluded Entity, then the Company will promptly (and in an in any event within 45 days (or such longer period as the Collateral Trustee may agree in its sole discretion)) thereafter cause such Subsidiary to comply with the requirements of this Section 4.13.

Section 4.14  Compliance Certificate; Statements as to Defaults. The Company shall deliver to the Trustee within 120 days after the end of each fiscal year of the Company (beginning with the fiscal year ending on December 31, 2022) an Officers’ Certificate stating whether the signers thereof have knowledge of any failure by the Company to comply with all conditions and covenants then required to be performed under this Indenture and, if so, specifying each such failure and the nature thereof.

In addition, the Company shall deliver to the Trustee, as soon as possible, and in any event within 10 days after the occurrence of any Event of Default or Default, an Officers’ Certificate setting forth the details of such Event of Default or Default, its status and the action that the Company is taking or proposing to take in respect thereof.

Section 4.15  Further Instruments and Acts. Upon request of the Trustee or Collateral Trustee, the Company will execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper to carry out more effectively the purposes of this Indenture. Without limiting the foregoing, at any time or from time to time upon the request of the Trustee, the Collateral Trustee or any Holder, each Note Party will, at its expense, promptly execute, acknowledge and deliver such further documents and do such other acts and things as the Trustee, Collateral Trustee or Holder may reasonably request in order to effect fully the purposes of the Transaction Documents, including providing any information reasonably requested by the Holders. In furtherance and not in limitation of the foregoing, each Note Party shall take such actions as the Trustee, Collateral Trustee or Holder may reasonably request from time to time to ensure that the Notes and the Note Obligations are guaranteed by the Guarantors and are secured by all of the assets (other than Excluded Property) of the Canadian Note Parties, the Australian Note Parties, and the U.S. Note Parties and all of the outstanding Capital Stock of the Note Parties (other than the Company).

On or before 45 days after the date of this Indenture and in accordance with this Section 4.15, the Issuer will amend the Canadian Security Documents, in form and substance reasonably acceptable to the Collateral Trustee, as necessary and desirable (as determined by the Collateral Trustee in their reasonable discretion) to effectuate and describe the security interests in the Canadian real property granted to the Collateral Trustee herein and in the other Transaction Documents (collectively, as amended, restated, supplemented or otherwise modified from time to time, the “Amended Canadian Security Documents”), and the Issuer shall deliver to the Collateral Trustee evidence that all other reasonably necessary, advisable or desirable actions or actions that the Collateral Trustee may reasonably request, in each case in accordance with the terms of this Indenture in order to perfect and protect the security interest granted or purported to be granted by the Issuer under the Amended Canadian Security Documents have been taken. The Amended Canadian Security Documents or instruments related thereto shall be duly recorded or filed in such manner and in such places as are required by law to establish, perfect (if and to the extent the assets subject to the applicable Amended Canadian Security Document can be perfected by the actions required by such Amended Canadian Security Document), preserve and protect the Liens in favor of the Collateral Trustee required to be granted pursuant to the Amended Canadian Security Documents and all material taxes, fees and other charges payable in connection therewith shall be paid in full to the extent due and owing.

Within 45 days following the date of this Indenture, the applicable Note Parties will execute and deliver the Real Property Deliverables other than the U.S. Mortgages to the Trustee and Collateral Trustee. On or before 45 days after the date of this Indenture and in accordance with this Section 4.15, the applicable Note Parties will amend the U.S. Mortgages, in form and substance reasonably acceptable to the Collateral Trustee, as necessary and desirable (as determined by the Collateral Trustee in its reasonable discretion) to effectuate and describe the security interests in the U.S. real property granted to the Collateral Trustee herein and in the other Notes Documents (collectively, as amended, restated, supplemented or otherwise modified from time to time, the “Amended U.S. Security Documents”), and the Issuer and the applicable Note Parties shall deliver to the Collateral Trustee evidence that all other reasonably necessary, advisable, or desirable actions, or actions that the Collateral Trustee may reasonably request, in each case in accordance with the terms of this Indenture in order to perfect and protect the security interest granted or purported to be granted under the Amended U.S. Security Documents have been taken. The Amended U.S. Security Documents or instruments related thereto shall be duly recorded or filed in such manner and in such places as are required by law to establish, perfect (if and to the extent the assets subject to the applicable Amended U.S. Security Document can be perfected by the actions required by such Amended U.S. Security Document), preserve and protect the Liens in favor of the Collateral Trustee required to be granted pursuant to the Amended U.S. Security Documents and all material taxes, fees and other charges payable in connection therewith shall be paid in full to the extent due and owing.

Section 4.16  Collateral. Notwithstanding anything herein to the contrary, (i) all Collateral of the U.S. Note Parties shall promptly be released from the Lien in favor of the Collateral Trustee created pursuant to the U.S. Security Documents upon delivery to the Trustee and the Collateral Trustee of a certificate form an Officer of the Company acknowledging and certifying the occurrence of a Refinery Throughput Event for a period of at least 30 days and (ii) all Collateral of the Company and the Secured Guarantors that is sold (other than to any Affiliate of the Company) in accordance with, Section 4.11, shall promptly be released from the Lien in favor of the Collateral Trustee created pursuant to the Note Security Documents to which the Company or relevant Guarantor is a party solely to the extent an Officer of the Company has certified to the Collateral Trustee and the Trustee that such sale was permitted under the terms of the Transaction Documentation. For the avoidance of doubt, nothing in this Section 4.16 shall result in a release of the Guarantee provided by the U.S. Note Parties pursuant to Article 13 (except as contemplated by Section 13.05).

Section 4.17  Minimum Liquidity Covenant. At no time on or after February 15, 2025 shall the Issuer permit (x) the sum of the amount disclosable as cash and cash equivalents on a consolidated balance sheet of the Issuer and its restricted subsidiaries in accordance with IFRS plus (y) committed undrawn lines of credit available to the Company or its Subsidiaries or (y) the difference of (i) the cash on hand deposited in one or more bank accounts subject to any account secured in favor of the Collateral Trustee minus (ii) the aggregate face amount of all checks and other negotiable instruments issued by the Issuer that have not been presented for payment as of the applicable date of determination (as of any applicable date of determination, the “Book Cash Balance”), to be less than $2,000,000. Within three (3) Business Days following any request made by the Trustee at the direction of the Holders of a majority of the aggregate principal amount of the Notes, but not more often than monthly, the Issuer shall deliver to Trustee a schedule showing all then outstanding checks and other negotiable instruments referenced above so that Trustee may verify the Issuer’s compliance with this Section 4.17; provided, however the Trustee’s failure to request such schedule or otherwise monitor the Issuer’s compliance with this Section 4.17 shall in no way relieve the Issuer of its obligation to comply with this Section 4.17 at all times when any Notes remain outstanding.

Section 4.18  Payment of Taxes. The Company shall, and shall cause each of its Subsidiaries to, pay, discharge or otherwise satisfy as the same shall become due and payable in the normal conduct of its business, all its obligations and liabilities in respect of Taxes and similar claims imposed upon it or upon its income or profits or in respect of its property, except, in each case, to the extent any such Tax is being contested in good faith and by appropriate proceedings for which appropriate reserves have been established in accordance with IFRS.

Section 4.19  Maintenance of Properties; Intellectual Property. The Company shall, and shall cause each of its Subsidiaries to, maintain, preserve and protect (a) all of its material properties and equipment used and necessary in the operation of its business in good working order, repair and condition, ordinary wear and tear excepted and fire, casualty, insurance or condemnation excepted and any repairs and replacements that are the obligation of the owner or landlord of any property leased by the Company or any of its Subsidiaries and (b) all of its intellectual property that are reasonably necessary for the operation of its business as conducted on the Issue Date.

Section 4.20  Maintenance of Insurance. The Company shall, and shall cause each of its Subsidiaries to, maintain with insurance companies that the Company believes (in the good faith judgment of its management) are financially sound and reputable at the time the relevant coverage is placed or renewed, insurance with respect to its properties and business against loss or damage of the kinds customarily insured against by Persons engaged in the same or similar business, of such types and in such amounts (after giving effect to any self-insurance customary for similarly situated Persons engaged in the same or similar businesses as the Company and its Subsidiaries) as are customarily carried under similar circumstances by such other Persons. Not later than 30 days after the Issue Date (or the date any such insurance is obtained, in the case of insurance obtained after the Issue Date), each such policy of insurance (other than business interruption insurance, director and officer insurance and worker’s compensation insurance) shall as appropriate and subject to the Permitted Working Capital Intercreditor Agreement (i) name the Collateral Trustee as additional insured thereunder or (ii) in the case of each casualty insurance policy, contain a loss payable clause or endorsement that names the Collateral Trustee, on behalf of the Holders, as loss payee thereunder. If the improvements on any real property that is subject to a mortgage in favor of the Collateral Trustee are at any time located in a Special Flood Hazard Area with respect to which flood insurance has been made available under the National Flood Insurance Program, then, to the extent required by applicable flood insurance laws, the Company shall, or shall cause each Guarantor to, (i) maintain, or cause to be maintained, with a financially sound and reputable insurer, flood insurance in an amount reasonably satisfactory to the Collateral Trustee and otherwise sufficient to comply with all applicable rules and regulations promulgated pursuant to the applicable flood insurance laws and (ii) upon the reasonable request of the Collateral Trustee (except upon the occurrence and during the continuation of an Event of Default, not to exceed one (1) time per Fiscal Year), deliver to the Collateral Trustee evidence of such compliance in form and substance reasonably acceptable to the Collateral Trustee.

Section 4.21  Books and Records. The Company and all Subsidiaries shall maintain proper books of record and account, in which entries that are full, true and correct in all material respects and are in conformity with IFRS and which reflect all material financial transactions and matters involving the assets and business of the Company or a Subsidiary, as the case may be (it being understood and agreed that certain Non-U.S. Subsidiaries may maintain individual books and records in conformity with generally accepted accounting principles in their respective countries of organization and that such maintenance shall not constitute a breach of the representations, warranties or covenants hereunder).

Section 4.22  Inspection Rights. The Company and its Subsidiaries shall permit representatives and independent contractors of the Collateral Trustee (or its designees) to visit and inspect any of its properties, to examine its corporate, financial and operating records, and make copies thereof or abstracts therefrom, and to discuss its affairs, finances and accounts with its directors, officers, and independent public accountants (subject to such accountants’ customary policies and procedures), all at the reasonable expense of the Company or such Subsidiary and at such reasonable times during normal business hours and as often as may be reasonably desired, upon reasonable advance notice to the Company; provided that only the Collateral Trustee on behalf of the Holders may exercise rights of the Collateral Trustee and the Holders under this Section 4.22 and the Collateral Trustee shall not exercise such rights more often than one (1) time during any calendar year and such time shall be at the Company or such Subsidiary’s expense; provided, further, that upon the occurrence and during the continuation of an Event of Default, the Collateral Trustee (or any of its respective representatives or independent contractors), on behalf of the Holders, may do any of the foregoing at the expense of the Company at any time during normal business hours and upon reasonable advance notice. The Collateral Trustee shall give the Company the opportunity to participate in any discussions with the Company’s independent public accountant. Notwithstanding anything to the contrary in this Section 4.22, none of the Company or any of the Subsidiaries will be required to disclose, permit the inspection, examination or making copies or abstracts of, or discussion of, any document, information or other matter that (a) constitutes non-financial trade secrets or non-financial proprietary information, (b) in respect of which disclosure to the Collateral Trustee or any Holder (or their respective representatives or contractors) is prohibited by applicable law or any binding agreement or (c) is subject to attorney-client or similar privilege or constitutes attorney work product.

Section 4.23  Compliance with Environmental Laws. Except where the failure to do so would not reasonably be expected to have a Material Adverse Effect, the Company shall, and shall cause each of its Subsidiaries to (a) comply, and take all reasonable actions to cause all lessees and other Persons operating or occupying its properties to comply with all applicable Environmental Laws and Environmental Permits, (b) obtain and renew all Environmental Permits necessary for its operations and properties and (c) in each case to the extent the Company and its Subsidiaries are required by Environmental Laws or a Governmental Authority, conduct any assessment, investigation, remedial or other corrective action necessary to address Hazardous Materials at any property or facility in accordance with applicable Environmental Laws.

Section 4.24  Compliance with Laws. The Company and all its Subsidiaries shall comply in all material respects with the requirements of all Laws (including the USA PATRIOT Act, the Foreign Corrupt Practices Act and any sanctions imposed by any applicable Governmental Authority) and all orders, writs, injunctions and decrees applicable to it or to its business or property except (other than with respect to the USA Patriot Act, the FCPA and Sanctions) where the failure to so comply would not reasonably be expected to have a Material Adverse Effect.

Section 4.25  Financial Reporting

(a)            For so long as any Notes are outstanding, the Company will furnish to the Trustee:

(1)           on or prior to the later of (A) 120 days after the end of each fiscal year of the Company or (B) if the Company is then a “reporting issuer” (or its equivalent) in any province or territory of Canada, the date on which the Company is required to file (after giving effect to any available extension) such financial information pursuant to Applicable Securities Legislation, annual financial information of the Company consisting of (i) “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (“MD&A”) for the fiscal year then ended; and (ii) audited financial statements prepared in accordance with IFRS;

(2)           on or prior to the later of (A) 60 days after the end of each of the first three fiscal quarters of each fiscal year of the Company or (B) if the Company is then a “reporting issuer” (or its equivalent) in any province or territory of Canada, the date on which the Company is required to file (after giving effect to any available extension) such financial information pursuant to Applicable Securities Legislation, quarterly financial information of the Company consisting of (i) an MD&A for the fiscal quarter and year-to-date period then ended; and (ii) unaudited quarterly financial statements prepared in accordance with IFRS;

(3)           on or prior to the tenth Business Day following the occurrence of each event that would be required pursuant Applicable Securities Legislation to be reported in a material change report under National Instrument 51-102 “Continuous Disclosure Obligations” (a “Material Change Report”), including for greater certainty but not limited to any of the following events: (A) the entry into or termination of material agreements; (B) significant acquisitions or dispositions; (C) sale of equity securities; (D) bankruptcy; (E) cross-default under direct material financial obligations; (F) a change in the Company's certifying independent auditor; (G) the appointment or departure of directors or executive officers; (H) non-reliance on previously issued financial statements; and (I) change of control transactions, a copy of a Material Change Report prepared on Form NI 51-102F3 containing substantially all of the information that is required to be contained in such a report pursuant to Applicable Securities Legislation; provided, however, that no such Material Change Report will be required to be furnished to the Trustee if the Company determines in its good faith judgment that such event is not reasonably expected to be material to the Holders or the business, operations or capital of the Company, taken as a whole; and

(4)           so long as the Company is obligated to make such filings or furnish such information, any filings or information filed with and made publicly available by the applicable Commissions and the SEC on SEDAR or EDGAR (or any successor system).

(b)            If any document of the type contemplated in clauses (1), (2), (3) and (4) of Section 4.25(a) is filed and publicly available on SEDAR or EDGAR, the Company shall have, and shall be deemed to have, satisfied all requirements under this Indenture to furnish such document to the Trustee upon the filing of such document with the Commissions and the SEC for public viewing on SEDAR or EDGAR; provided, however, that the Company shall provide a copy of any such document to the Trustee within a reasonable period of time if the Trustee makes a request therefor to the Company.

(c)            So long as any Notes are outstanding, (1) within 10 Business Days after furnishing or being deemed to have furnished to the Trustee annual financial information required by Section 4.25(a)(1), the Company will hold a conference call to discuss such reports and the results of operations for the relevant reporting period (it being understood that such conference call may be the same conference call as with the Company’s equity investors and analysts) and (2) (i) with respect to the reports required by clauses (1), (2) and (3) of Section 4.25(a) above, the Company shall (A) file such reports electronically on SEDAR or EDGAR (or any successor system) or (ii) if reports required by clauses (1), (2) and (3) of Section 4.25(a) above are not available on SEDAR or EDGAR (or other successor electronic filing system) the Company will also maintain a password protected website via an Intralinks site or other similar password protected website to which Holders of the Notes and prospective purchasers of Notes are given access upon request to the Company and to which all of the reports required by this Section 4.25 are posted.

(d)            No fewer than two days prior to any annual or quarterly conference call, as applicable, the Company will issue a press release announcing the time and date of such conference call and providing instructions for Holders, securities analysts and prospective investors to obtain access to such call.

Notwithstanding anything herein to the contrary, for purposes of Section 6.01(f), (1) the Company will be deemed not to have failed to comply with any of its obligations under Section 4.25(a)(1) until 15 days after the date any financial information thereunder is due under Applicable Securities Legislation, and (2) the Company will be deemed not to have failed to comply with any of its obligations under Section 4.25(a)(2) until 15 days after the date any financial information thereunder is due under Applicable Securities Legislation. For greater certainty, if the Company from time to time files any amendment or amendment and restatement of any document referred to in Section 4.25(a), the filing of any such amendment or amendment and restatement thereof shall not constitute a failure of the Company to comply with its obligations in such covenant and shall not constitute an Event of Default.

Section 4.26  Orion and Grafito. The Company will (a) not, and will not permit any of its Subsidiaries to, (i) make any Investments in, (ii) transfer, sell or otherwise dispose of any assets to or (iii) make any Restricted Payments to or (iv) engage in any other transactions with Orion and Grafito and (b) ensure that Orion and Grafito do not hold any assets or engage in any operations.

Article 5
Lists of Holders and Reports by the Company and the Trustee

Section 5.01  Lists of Holders. The Company covenants and agrees that it will furnish or cause to be furnished to the Trustee, semi-annually, not more than 15 days after each February 1, May 1, August 1 and November 1 in each year beginning with February 1, 2025, and at such other times as the Trustee may request in writing, within 30 days after receipt by the Company of any such request (or such lesser time as the Trustee may reasonably request in order to enable it to timely provide any notice to be provided by it hereunder), a list in such form as the Trustee may reasonably require of the names and addresses of the Holders as of a date not more than 15 days (or such other date as the Trustee may reasonably request in order to so provide any such notices) prior to the time such information is furnished, except that no such list need be furnished so long as the Trustee is acting as Note Registrar.

Section 5.02  Preservation and Disclosure of Lists. (a) The Trustee shall preserve, in as current a form as is reasonably practicable, all information as to the names and addresses of the Holders contained in the most recent list furnished to it as provided in Section 5.01 or maintained by the Trustee in its capacity as Note Registrar, if so acting. The Trustee may destroy any list furnished to it as provided in Section 5.01 upon receipt of a new list so furnished.

(b)            The rights of Holders to communicate with other Holders with respect to their rights under this Indenture or under the Notes, and the corresponding rights and duties of the Trustee, shall be as provided by the Trust Indenture Act.

(c)            Every Holder of Notes, by receiving and holding the same, agrees with the Company and the Trustee that neither the Company nor the Trustee nor any agent of either of them shall be held accountable by reason of any disclosure of information as to names and addresses of Holders made pursuant to the Trust Indenture Act.

Article 6
Defaults and Remedies

Section 6.01  Events of Default. Each of the following events shall be an “Event of Default” with respect to the Notes:

(a)            default in any payment of interest or Interest Make-Whole Payment on any Note when due and payable, and the default continues for a period of 30 days;

(b)            default in the payment of principal of any Note when due and payable on the Maturity Date, upon any required repurchase, upon declaration of acceleration or otherwise;

(c)            failure by the Company to comply with its obligation to convert the Notes in accordance with this Indenture upon exercise of a Holder’s conversion right or upon an Optional Mandatory Conversion and such failure continues for a period of three Business Days;

(d)            failure by the Company to issue a Change of Control Offer in accordance with Section 15.05, notice of a Make-Whole Fundamental Change in accordance with Section 14.03(b) or notice of a Merger Event in accordance with Section 14.07(a), in each case, when due;

(e)            failure by the Company to comply with its obligations under Article 11;

(f)             failure by the Company for 60 days after written notice from the Trustee or the Holders of at least 25% in principal amount of the Notes then outstanding has been received by the Company to comply with any of its other agreements contained in the Notes, this Indenture or in the Note Security Documents;

(g)            default by the Company or any Subsidiary of the Company with respect to any mortgage, agreement or other instrument under which there may be outstanding, or by which there may be secured or evidenced, any Indebtedness for money borrowed in excess of $5,000,000 (or its foreign currency equivalent) in the aggregate of the Company and/or of any such Subsidiary, whether such Indebtedness now exists or shall hereafter be created (i) resulting in such Indebtedness becoming or being declared due and payable, (ii) enabling or permitting the holder or holders of such Indebtedness or any trustee or agent on its or their behalf to cause any such Indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity or (iii) constituting a failure to pay the principal or interest of any such debt when due and payable at its stated maturity, upon required repurchase, upon declaration of acceleration or otherwise, and such event or acceleration shall not have been waived, rescinded or annulled or such failure to pay shall not have been cured or waived, as the case may be, within 30 days after written notice to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in principal amount of the Notes then outstanding;

(h)            a final judgment or judgments for the payment of $3,000,000 (or its foreign currency equivalent) or more (excluding any amounts covered by insurance policies issued by insurers believed by the Company in good faith to be credit-worthy) in the aggregate rendered against the Company or any Subsidiary of the Company, which judgment is not discharged or stayed within 60 days after (i) the date on which the right to appeal thereof has expired if no such appeal has commenced, or (ii) the date on which all rights to appeal have been extinguished;

(i)             the Company or any Subsidiary shall commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to the Company or any such Subsidiary or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, administrator, Australian Controller, custodian or other similar official of the Company or any such Subsidiary or any substantial part of its property, or shall consent to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against it, or shall make a general assignment for the benefit of creditors;

(j)             an involuntary case or other proceeding shall be commenced against the Company or any Subsidiary seeking liquidation, reorganization or other relief with respect to the Company or such Subsidiary or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, administrator, Australian Controller, custodian or other similar official of the Company or such Subsidiary or any substantial part of its property, and such involuntary case or other proceeding shall remain undismissed and unstayed for a period of 30 consecutive days;

(k)            the Company or any Subsidiary becomes unable or admits in writing its inability or fails generally to pay its debts as they become due;

(l)             any Guarantee ceases to be in full force and effect, other than in accordance with the terms of this Indenture, or any Guarantor denies or disaffirms its obligations under its Guarantee or gives notice to such effect;

(m)            any material provision of any Transaction Document shall for any reason cease to be valid and binding on or enforceable against the Company or any Guarantor or the Company or any Guarantor shall so state in writing or bring an action to limit its obligations or liabilities thereunder; or any Note Security Document shall for any reason (other than pursuant to the terms thereof) cease to create a valid security interest in the Collateral (to the extent that such perfection or priority is required hereby) purported to be covered thereby or such security interest shall for any reason cease to be a perfected and first priority security interest subject only to Liens permitted under Section 4.10;

(n)            any material provisions of a Permitted Intercreditor Agreement governing priority of Liens, enforcement or standstill provisions or permitted payments shall for any reason be revoked or invalidated, or otherwise cease to be in full force and effect, or any Person shall contest in any manner the validity or enforceability thereof or deny that it has any further liability or obligation thereunder, or the Note Obligations or the Liens securing the Note Obligations, for any reason shall not have the priority contemplated by this Indenture, the Note Security Documents or such Permitted Intercreditor Agreement;

(o)            the consummation of (1) any recapitalization, reclassification or change of the Common Stock (other than changes resulting from a subdivision or combination) as a result of which the Common Stock would be converted into, or exchanged for, stock, other securities, other property or assets; (2) any share exchange, consolidation or merger of the Company pursuant to which the Common Stock will be converted into cash, securities or other property or assets; or (3) any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of the Company and its Subsidiaries, taken as a whole, to any Person other than one of the Company’s Wholly Owned Subsidiaries; provided, however, that (i) a transaction described in clauses (1) and (2) in which the holders of all classes of the Company’s Common Equity immediately prior to such transaction own, directly or indirectly, more than 50% of all classes of Common Equity of the continuing or surviving corporation or transferee or the parent thereof immediately after such transaction in substantially the same proportions as such ownership immediately prior to such transaction shall not be an Event of Default pursuant to this clause (o); (ii) that a transaction or transactions described in this clause (o) shall not constitute an Event of Default, if at least 90% of the consideration received or to be received by the common stockholders of the Company, excluding cash payments for fractional shares and cash payments made pursuant to statutory appraisal rights, in connection with such transaction or transactions consists of shares of common stock, ordinary shares or American depositary receipts, in each case, that are listed or quoted on any of The Toronto Stock Exchange, the TSX-V, NEO Exchange Inc., The New York Stock Exchange, the NYSE American, The Nasdaq Capital Market, The Nasdaq Global Select Market or The Nasdaq Global Market (or any of their respective successors) or will be so listed or quoted when issued or exchanged in connection with such transaction or transactions and as a result of such transaction or transactions the Notes become convertible into such consideration, excluding cash payments for fractional shares and cash payments made pursuant to dissenters’ appraisal rights (subject to the provisions of Section 14.02(a)); and (iii) for purposes of the definition of Event of Default, any transaction that constitutes a Change of Control and an Event of Default under this clause (o) shall be deemed an Event of Default solely under this clause (o);

(p)            the stockholders of the Company approve any plan or proposal for the liquidation or dissolution of the Company;

(q)            the Common Stock (or other common stock or American depositary receipts underlying the Notes) ceases to be listed or quoted on (i) any of The New York Stock Exchange, the NYSE American, The Nasdaq Capital Market, The Nasdaq Global Select Market, or The Nasdaq Global Market (or any of their respective successors), and (ii) any of The Toronto Stock Exchange, the TSX-V, NEO Exchange Inc., or the Canadian Securities Exchange (or any of their respective successors);

(r)             [Reserved.];

(s)            failure by the Company or Cobalt Camp to comply with its obligations under the Post-Closing Undertaking;

(t)             the Company or the Guarantor fails to observe or perform any obligation or undertaking given by it under or in relation to any Transaction Document; or

(u)            without limiting any other paragraph of this Section 6.01, an Australian Insolvency Event occurs.

Section 6.02      Acceleration; Rescission and Annulment. If one or more Events of Default shall have occurred and be continuing (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body), then, and in each and every such case (other than an Event of Default specified in Section 6.01(i) or Section 6.01(j) with respect to the Company or any of its subsidiaries), unless the principal of all of the Notes shall have already become due and payable, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding determined in accordance with Section 8.04, by notice in writing to the Company (and to the Trustee if given by Holders), may declare 100% of the principal of, and any accrued and unpaid interest on, and any fees, penalties or premium, if any, on all the Notes to be due and payable immediately, including the Interest Make-Whole Payment (which, up until the first anniversary of the Issue Date, shall be payable solely in cash, and thereafter, at the election of the Company, shall be payable in cash or Common Stock), and upon any such declaration the same shall become and shall automatically be immediately due and payable, anything contained in this Indenture or in the Notes to the contrary notwithstanding. If an Event of Default specified in Section 6.01(i) or Section 6.01(j) with respect to the Company or any of its Subsidiaries occurs and is continuing, 100% of the principal of, and accrued and unpaid interest, and any fees, penalties or premium, if any, on all the Notes to be due and payable immediately, including the Interest Make-Whole Payment (which, up until the first anniversary of the Issue Date, shall be payable solely in cash, and thereafter, at the election of the Company, shall be payable in cash or Common Stock), on all Notes shall become and shall automatically be immediately due and payable. THE COMPANY EXPRESSLY WAIVES (TO THE FULLEST EXTENT IT MAY LAWFULLY DO SO) THE PROVISIONS OF ANY PRESENT OR FUTURE STATUTE OR LAW THAT PROHIBITS OR MAY PROHIBIT THE COLLECTION OF THE AMOUNTS SET FORTH IN THIS SECTION 6.02 IN CONNECTION WITH ANY SUCH ACCELERATION. The Company expressly agrees (to the fullest extent it may lawfully do so) that: (A) the amounts set forth in this Section 6.02 are reasonable and the product of an arm’s length transaction between sophisticated business people, ably represented by counsel; (B) such amounts shall be payable notwithstanding the then prevailing market rates at the time payment is made; (C) there has been a course of conduct between the Company and the Holders giving specific consideration in this transaction for such agreement to pay such amount; and (D) the Company shall be estopped hereafter from claiming differently than as agreed to in this paragraph.

The immediately preceding paragraph, however, is subject to the conditions that if, at any time after the principal of the Notes shall have been so declared due and payable, and before any judgment or decree for the payment of the monies due shall have been obtained or entered as hereinafter provided, the Company shall pay or shall deposit with the Trustee a sum sufficient to pay installments of any accrued and unpaid interest upon all Notes and the principal of any and all Notes that shall have become due otherwise than by acceleration (with interest on overdue installments of any accrued and unpaid interest to the extent that payment of such interest is enforceable under applicable law, and on such principal, in each case, at the then-applicable interest rate borne by the Notes at such time) and amounts due to the Trustee pursuant to Section 7.06, and if (1) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (2) any and all existing Events of Default under this Indenture, other than the nonpayment of the principal of and accrued and unpaid interest, if any, on Notes that shall have become due solely by such acceleration, shall have been cured or waived pursuant to Section 6.09, then and in every such case (except as provided in the immediately succeeding sentence) the Holders of a majority in aggregate principal amount of the Notes then outstanding, by written notice to the Company and to the Trustee, may waive all Defaults or Events of Default with respect to the Notes and rescind and annul such declaration and its consequences and such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of this Indenture; but no such waiver or rescission and annulment shall extend to or shall affect any subsequent Default or Event of Default, or shall impair any right consequent thereon. Notwithstanding anything to the contrary herein, no such waiver or rescission and annulment shall extend to or shall affect any Default or Event of Default resulting from (i) the nonpayment of the principal (including the Change of Control Repurchase Price, if applicable) of, or any accrued and unpaid interest on, any Notes, (ii) a failure to repurchase any Notes when required or (iii) a failure to pay or deliver, as the case may be, the consideration due upon conversion of the Notes.

Section 6.03  Additional Interest. Notwithstanding anything in this Indenture or in the Notes to the contrary, to the extent the Company elects, the sole remedy for an Event of Default relating to the Company’s failure to comply with its obligations as set forth in Section 4.06(b) shall for the first 360 days after the occurrence of such an Event of Default consist exclusively of the right to receive Additional Interest on the Notes at a rate equal to 0.25% per annum of the principal amount of the Notes outstanding for each day during the first 180 days during which such Event of Default is continuing and 1.50% per annum of the principal amount of the Notes outstanding from the 181st day to, and including, the 360th day during which such Event of Default is continuing. Additional Interest payable pursuant to this Section 6.03 shall be in addition to, not in lieu of, any Additional Interest payable pursuant to Section 4.06(d) or Section 4.06(e), subject to the second immediately succeeding paragraph. If the Company so elects, such Additional Interest shall be payable as set forth in Section 2.03. On the 361st day after such Event of Default (if the Event of Default relating to the Company’s failure to comply with its obligations under Section 4.06(b) is not cured or waived prior to such 361st day), the Notes shall be immediately subject to acceleration as provided in Section 6.02. The provisions of this paragraph will not affect the rights of Holders of Notes in the event of the occurrence of any Event of Default other than the Company’s failure to comply with its obligations as set forth in Section 4.06(b). In the event the Company does not elect to pay Additional Interest following an Event of Default in accordance with this Section 6.03 or the Company elected to make such payment but does not pay the Additional Interest when due, the Notes shall be immediately subject to acceleration as provided in Section 6.02. No Additional Interest shall accrue pursuant to this Section 6.03, and no right to declare the principal or other amounts due and payable in respect of the Notes shall exist, commencing on the date that the Event of Default has been cured; provided that such Event of Default is cured during such 360 day period.

In order to elect to pay Additional Interest as the sole remedy during the first 360 days after the occurrence of any Event of Default described in the immediately preceding paragraph, the Company must notify in writing all Holders of the Notes, the Trustee and the Paying Agent (if other than the Trustee) of such election on or before the close of business on the date on which such Event of Default first occurs. Upon the failure to timely give such notice, the Notes shall be immediately subject to acceleration as provided in Section 6.02.

In no event shall Additional Interest accrue under the terms of this Indenture at a rate per year in excess of 1.50%, regardless of the number of events or circumstances giving rise to the requirement to pay such Additional Interest.

Section 6.04  Payments of Notes on Default; Suit Therefor. If an Event of Default described in Section 6.01(a) or Section 6.01(b) shall have occurred and be continuing, the Company shall, upon demand of the Trustee, pay to the Trustee, for the benefit of the Holders of the Notes, the whole amount then due and payable on the Notes for principal and interest, if any, with interest on any overdue principal and interest at the then-applicable interest rate borne by the Notes, and, in addition thereto, such further amount as shall be sufficient to cover any amounts due to the Trustee and Collateral Trustee under Section 7.06. If the Company shall fail to pay such amounts forthwith upon such demand, the Trustee, in its own name and as trustee of an express trust, may institute a judicial proceeding for the collection of the sums so due and unpaid, may prosecute such proceeding to judgment or final decree and may enforce the same against the Company or any other obligor upon the Notes and collect the moneys adjudged or decreed to be payable in the manner provided by law out of the property of the Company or any other obligor upon the Notes, wherever situated.

In the event there shall be pending proceedings for the bankruptcy or for the reorganization of the Company or any other obligor on the Notes under Title 11 of the United States Code, or any other applicable law, or in case a receiver, assignee or trustee in bankruptcy or reorganization, liquidator, sequestrator or similar official shall have been appointed for or taken possession of the Company or such other obligor, the property of the Company or such other obligor, or in the event of any other judicial proceedings relative to the Company or such other obligor upon the Notes, or to the creditors or property of the Company or such other obligor, the Trustee, irrespective of whether the principal of the Notes shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Trustee shall have made any demand pursuant to the provisions of this Section 6.04, shall be entitled and empowered, by intervention in such proceedings or otherwise, to file and prove a claim or claims for the whole amount of principal and accrued and unpaid interest, Interest Payment Make-Whole, Fundamental Change Make-Whole, Additional Interests, and post-petition interest (regardless of whether allowed or allowable), if any, in respect of the Notes, and, in case of any judicial proceedings, to file such proofs of claim and other papers or documents and to take such other actions as it may deem necessary or advisable in order to have the claims of the Trustee and Collateral Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, the Collateral Trustee, each of their agents and counsel) and of the Holders allowed in such judicial proceedings relative to the Company or any other obligor on the Notes, its or their creditors, or its or their property, and to collect and receive any monies or other property payable or deliverable on any such claims, and to distribute the same after the deduction of any amounts due to the Trustee and Collateral Trustee under Section 7.06; and any receiver, assignee or trustee in bankruptcy or reorganization, liquidator, administrator, Australian Controller. custodian or similar official is hereby authorized by each of the Holders to make such payments to the Trustee, as administrative expenses, and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee and Collateral Trustee any amount due to them for reasonable compensation, expenses, advances and disbursements, including agents and counsel fees, and including any other amounts due to the Trustee and Collateral Trustee under Section 7.06, incurred by it up to the date of such distribution. To the extent that such payment of reasonable compensation, expenses, advances and disbursements out of the estate in any such proceedings shall be denied for any reason, payment of the same shall be secured by a lien on, and shall be paid out of, any and all distributions, dividends, monies, securities and other property that the Holders of the Notes may be entitled to receive in such proceedings, whether in liquidation or under any plan of reorganization or arrangement or otherwise.

Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting such Holder or the rights of any Holder thereof, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

All rights of action and of asserting claims under this Indenture, or under any of the Notes, may be enforced by the Trustee without the possession of any of the Notes, or the production thereof at any trial or other proceeding relative thereto, and any such suit or proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustee, the Collateral Trustee, their agents and counsel, be for the ratable benefit of the Holders of the Notes.

In any proceedings brought by the Trustee (and in any proceedings involving the interpretation of any provision of this Indenture to which the Trustee shall be a party) the Trustee shall be held to represent all the Holders of the Notes, and it shall not be necessary to make any Holders of the Notes parties to any such proceedings.

In case the Trustee shall have proceeded to enforce any right under this Indenture and such proceedings shall have been discontinued or abandoned because of any waiver pursuant to Section 6.09 or any rescission and annulment pursuant to Section 6.02 or for any other reason or shall have been determined adversely to the Trustee, then and in every such case the Company, the Holders and the Trustee shall, subject to any determination in such proceeding, be restored respectively to their several positions and rights hereunder, and all rights, remedies and powers of the Company, the Holders and the Trustee shall continue as though no such proceeding had been instituted.

Section 6.05  Application of Monies Collected by Trustee. Any monies or property collected by the Trustee pursuant to this Article 6 with respect to the Notes shall be applied in the following order, at the date or dates fixed by the Trustee for the distribution of such monies or property, upon presentation of the several Notes, and stamping thereon the payment, if only partially paid, and upon surrender thereof, if fully paid:

First, to the payment of all amounts due to the Trustee and Collateral Trustee under Section 7.06;

Second, in case the principal of the outstanding Notes shall not have become due and be unpaid, to the payment of any interest on, and any cash due upon conversion of, the Notes in default in the order of the date due of the payments of such interest and cash due upon conversion, as the case may be, with interest (to the extent that any interest is payable on such Notes and has been collected by the Trustee) upon such overdue payments at the rate of interest then payable on such Note, if any, such payments to be made ratably to the Persons entitled thereto;

Third, in case the principal of the outstanding Notes shall have become due, by declaration or otherwise, and be unpaid, to the payment of the whole amount (including, if applicable, the payment of the Change of Control Repurchase Price and any cash due upon conversion) then owing and unpaid upon the Notes for principal and interest, if any, with interest on the overdue principal and, to the extent that such interest has been collected by the Trustee, upon overdue installments of interest, payable upon such overdue amounts at the rate of interest then payable on such Notes, if any, and in case such monies shall be insufficient to pay in full the whole amounts so due and unpaid upon the Notes, then to the payment of such principal (including, if applicable, the Change of Control Repurchase Price and any cash due upon conversion) and any interest without preference or priority of principal over such interest, or of any interest over principal or of any installment of interest over any other installment of interest, or of any Note over any other Note, ratably to the aggregate of such principal (including, if applicable, the Change of Control Repurchase Price and any cash due upon conversion) and any accrued and unpaid interest; and

Fourth, to the payment of the remainder, if any, to the Company.

Section 6.06  Proceedings by Holders. Except to enforce the right to receive payment of principal (including the Change of Control Repurchase Price, if applicable) or any interest when due, or the right to receive payment or delivery of the consideration due upon conversion, no Holder of any Note shall have any right by virtue of or by availing of any provision of this Indenture to institute any suit, action or proceeding in equity or at law upon or under or with respect to this Indenture, or for the appointment of a receiver, trustee, liquidator, custodian or other similar official, or for any other remedy hereunder, unless:

(a)            such Holder previously shall have given to the Trustee written notice of an Event of Default and of the continuance thereof, as herein provided;

(b)            Holders of at least 25% in aggregate principal amount of the Notes then outstanding shall have made written request upon the Trustee to institute such action, suit or proceeding in its own name as Trustee hereunder;

(c)            such Holders shall have offered, and if requested, provided to the Trustee such security or indemnity that is reasonably satisfactory to it against any loss, liability or expense to be incurred therein or thereby (including the fees of the Trustee’s legal counsel);

(d)            the Trustee for 60 days after its receipt of such notice, request and offer of such security or indemnity, shall have neglected or refused to institute any such action, suit or proceeding; and

(e)             no direction that, in the opinion of the Trustee, is inconsistent with such written request shall have been given to the Trustee by the Holders of a majority of the aggregate principal amount of the Notes then outstanding within such 60-day period pursuant to Section 6.09, it being understood and intended, and being expressly covenanted by the taker and Holder of every Note with every other taker and Holder and the Trustee that no one or more Holders shall have any right in any manner whatever by virtue of or by availing of any provision of this Indenture to affect, disturb or prejudice the rights of any other Holder, or to obtain or seek to obtain priority over or preference to any other such Holder (it being understood that the Trustee does not have an affirmative duty to ascertain whether or not such actions or forbearances are unduly prejudicial to such Holders), or to enforce any right under this Indenture, except in the manner herein provided and for the equal, ratable and common benefit of all Holders (except as otherwise provided herein). For the protection and enforcement of this Section 6.06, each and every Holder and the Trustee shall be entitled to such relief as can be given either at law or in equity.

Notwithstanding any other provision of this Indenture and any provision of any Note, each Holder shall have the right to receive payment or delivery, as the case may be, of (x) the principal (including the Change of Control Repurchase Price, if applicable) of, (y) accrued and unpaid interest, if any, on, and (z) the consideration due upon conversion of, such Note, on or after the respective due dates expressed or provided for in such Note or in this Indenture, or to institute suit for the enforcement of any such payment or delivery, as the case may be, which right shall not be impaired or affected without the consent of such Holder.

Section 6.07  Proceedings by Trustee. In case of an Event of Default, the Trustee may in its sole discretion proceed to protect and enforce the rights vested in it by this Indenture by such appropriate judicial proceedings as are necessary to protect and enforce any of such rights, either by suit in equity or by action at law or by proceeding in bankruptcy or otherwise, whether for the specific enforcement of any covenant or agreement contained in this Indenture or in aid of the exercise of any power granted in this Indenture, or to enforce any other legal or equitable right vested in the Trustee by this Indenture or by law.

Section 6.08  Remedies Cumulative and Continuing. Except as provided in the last paragraph of Section 2.06, all powers and remedies given by this Article 6 to the Trustee or to the Holders shall, to the extent permitted by law, be deemed cumulative and not exclusive of any thereof or of any other powers and remedies available to the Trustee or the Holders of the Notes, by judicial proceedings or otherwise, to enforce the performance or observance of the covenants and agreements contained in this Indenture, and no delay or omission of the Trustee or of any Holder of any of the Notes to exercise any right or power accruing upon any Default or Event of Default shall impair any such right or power, or shall be construed to be a waiver of any such Default or Event of Default or any acquiescence therein; and, subject to the provisions of Section 6.06, every power and remedy given by this Article 6 or by law to the Trustee or to the Holders may be exercised from time to time, and as often as shall be deemed expedient, by the Trustee or by the Holders.

Section 6.09  Direction of Proceedings and Waiver of Defaults by Majority of Holders. The Holders of a majority of the aggregate principal amount of the Notes at the time outstanding determined in accordance with Section 8.04 shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Notes; provided, however, that (a) such Holders shall have offered to the Trustee such security and/or indemnity satisfactory to the Trustee against any costs, liabilities or expenses to be incurred therein or thereby (including fees of the Trustee’s legal counsel), (b) such direction shall not be in conflict with any rule of law or with this Indenture, and (c) the Trustee may take any other action deemed proper by the Trustee that is not inconsistent with such direction, (d) the Trustee may decline to take any action that would benefit some Holders to the detriment of other Holders or otherwise be unduly prejudicial to the Holders not joining therein and (e) the Trustee may decline to take any action that would involve the Trustee in personal liability, subject it to reputational harm or be unduly prejudicial to Holders of Notes not joining therein, it being understood that the Trustee shall have no duty to ascertain whether or not such actions or forbearance are unduly prejudicial to such Holders. Prior to taking any such action hereunder, the Trustee shall be entitled to indemnification reasonably satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action. The Trustee may refuse to follow any direction that it determines is unduly prejudicial to the rights of any other Holder (it being understood that the Trustee does not have an affirmative duty to ascertain whether or not such direction is unduly prejudicial to any Holder) or that would involve the Trustee in personal liability. The Holders of a majority in aggregate principal amount of the Notes at the time outstanding determined in accordance with Section 8.04 may on behalf of the Holders of all of the Notes waive any past Default or Event of Default hereunder and its consequences except (i) a default in the payment of accrued and unpaid interest, if any, on, or the principal (including the Change of Control Repurchase Price, if applicable) of, the Notes when due that has not been cured pursuant to the provisions of Section 6.01, (ii) a failure by the Company to pay or deliver, as the case may be, the consideration due upon conversion of the Notes or (iii) a default in respect of a covenant or provision hereof which under Article 10 cannot be modified or amended without the consent of each Holder of an outstanding Note affected. Upon any such waiver the Company, the Trustee and the Holders of the Notes shall be restored to their former positions and rights hereunder; but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereon. Whenever any Default or Event of Default hereunder shall have been waived as permitted by this Section 6.09, said Default or Event of Default shall for all purposes of the Notes and this Indenture be deemed to have been cured and to be not continuing; but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereon.

Section 6.10  Notice of Defaults. The Trustee shall, within 90 days after the occurrence and continuance of a Default of which a Responsible Officer has received written notice, deliver to all Holders notice of all Defaults known to a Responsible Officer, unless such Defaults shall have been cured or waived before the giving of such notice; provided, that except in the case of Default in the payment of the principal of or interest and Additional Interest, if any, on any of the Notes, the Trustee shall be protected in withholding such notice if and so long as a Responsible Officer in good faith determines that the withholding of such notice is in the interest of the Holders.

Section 6.11  Undertaking to Pay Costs. All parties to this Indenture agree, and each Holder of any Note by its acceptance thereof shall be deemed to have agreed, that any court may, in its discretion, require, in any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Trustee for any action taken or omitted by it as Trustee, the filing by any party litigant in such suit of an undertaking to pay the costs of such suit and that such court may in its discretion assess reasonable costs, including reasonable attorneys’ fees and expenses, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by such party litigant; provided that the provisions of this Section 6.11 (to the extent permitted by law) shall not apply to any suit instituted by the Trustee, to any suit instituted by any Holder, or group of Holders, holding in the aggregate more than 10% in principal amount of the Notes at the time outstanding determined in accordance with Section 8.04, or to any suit instituted by any Holder for the enforcement of the payment of the principal of or accrued and unpaid interest, if any, on any Note (including, but not limited to, the Change of Control Repurchase Price, if applicable) on or after the due date expressed or provided for in such Note or to any suit for the enforcement of the right to convert any Note, or receive the consideration due upon conversion, in accordance with the provisions of Article 14.

Article 7
Concerning the Trustee

Section 7.01  Duties and Responsibilities of Trustee.

(a)            Except during the continuance of an Event of Default of which it has or is deemed to have notice hereunder,

(i)            the Trustee undertakes to perform such duties and only such duties as are specifically set forth in this Indenture, and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

(ii)            in the absence of bad faith or willful misconduct on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture; but in the case of any such certificates or opinions which by any provision hereof are specifically required to be furnished to the Trustee, the Trustee shall be under a duty to examine the same to determine whether or not they conform to the requirements of this Indenture (but need not confirm or investigate the accuracy of mathematical calculations or other facts stated therein).

(b)            In the event an Event of Default has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in its exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs.

(c)             No provision of this Indenture shall be construed to relieve the Trustee from liability for its own grossly negligent action, its own grossly negligent failure to act or its own willful misconduct, except that:

(i)            the Trustee shall not be liable to any Holder, the Company or any other Person except in the case of the Trustee’s gross negligence or willful misconduct, as determined by a final, non-appealable decision of a court of competent jurisdiction;

(ii)           the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer or Responsible Officers of the Trustee, unless it shall be determined by a final determination of a court of competent jurisdiction that the Trustee was grossly negligent in ascertaining the pertinent facts;

(iii)          the Trustee shall not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with the direction of the Holders of not less than a majority of the aggregate principal amount of the Notes at the time outstanding determined as provided in Section 8.04 relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee, under this Indenture;

(iv)          no provision of this Indenture shall require the Trustee to (i) give any bond or surety in respect of the performance of its powers and duties or (ii) expend or risk its own funds or otherwise incur any personal financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers, if the Trustee has reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it, in its sole discretion;

(v)           no provision of this Indenture shall require the Trustee to advance any funds for payments due on any Notes, and the Trustee shall only be obligated to pay to the Holders amounts that it has actually received from the Company in respect of such payments; and

(vi)          this subsection shall not be construed to limit the effect of Section 7.01(a).

(d)            Whether or not therein provided, every provision of this Indenture relating to the conduct or affecting the liability of, or affording protection to, the Trustee shall be subject to the provisions of this Section 7.01(d).

Section 7.02  Certain Rights of Trustee. Except as otherwise provided in Section 7.01:

(a)             the Trustee may conclusively rely and shall be fully protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, note, coupon or other paper or document (whether in its original, facsimile or electronic form) believed by it in good faith to be genuine and to have been signed or presented by the proper party or parties. If presented with a non-conforming certificate or opinion, the Trustee may request the delivering party to re-issue the certificate or opinion in the manner required by this Indenture before taking any action;

(b)            any request, direction, order or demand of the Company mentioned herein shall be sufficiently evidenced by an Officers’ Certificate (unless other evidence in respect thereof be herein specifically prescribed) and, if requested by the Trustee, an Opinion of Counsel, and the Trustee may require such evidence prior to acting or refraining from acting on any such request, direction, order or demand, and shall not be liable for any action it takes or omits to take in good faith in reliance on such Officers’ Certificate or Opinion of Counsel; and any Board Resolution may be evidenced to the Trustee by a copy thereof certified by the Secretary or an Assistant Secretary of the Company. Unless otherwise specifically provided in this Indenture, any demand, request, direction or notice from the Company will be sufficient if signed by an Officer of the Company;

(c)             the Trustee may consult with counsel of its own selection and require an Opinion of Counsel and any advice of such counsel or Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken or omitted by it hereunder in good faith and in reliance on and in accordance with such advice or Opinion of Counsel;

(d)            the Trustee may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon;

(e)             the Trustee may employ or retain accountants, appraisers or other experts or advisers as it may reasonably require for the purpose of determining and discharging its rights and duties and shall not be responsible for any misconduct on the part of any of them selected with due care;

(f)             the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Company, personally or by agent or attorney at the sole cost and expense of the Company and shall incur no liability of any kind by reason of such inquiry or investigation;

(g)            delivery of any reports, information and documents to the Trustee is for informational purposes only and the Trustee’s receipt of such reports, information and documents shall not constitute constructive or actual notice or knowledge of any information contained therein or determinable from information contained therein, including the Company’s compliance with any of its covenants or obligations under this Indenture;

(h)            the Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents, custodians, nominees or attorneys and the Trustee shall not be responsible for any misconduct or negligence on the part of any agent, custodian, nominee or attorney appointed by it with due care hereunder;

(i)             the permissive rights of the Trustee enumerated herein shall not be construed as duties;

(j)             in no event shall the Trustee be liable for any special, indirect, punitive or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), even if the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action;

(k)             the Trustee shall not be deemed to have notice or be charged with knowledge of any Default or Event of Default with respect to the Notes, unless written notice of such Default or Event of Default shall have been received by a Responsible Officer at the Corporate Trust Office, and such notice references the Notes and this Indenture;

(l)              the Trustee shall not be liable for any action taken, suffered, or omitted to be taken by it in good faith and reasonably believed by it to be authorized or within the discretion or rights or powers conferred upon it by this Indenture;

(m)            the Trustee shall be entitled to take or to refuse to take any action that the Trustee reasonably believes is necessary for the Trustee to comply with applicable law or the rules, operating procedures or market practice of any applicable stock exchange or other market or clearing system;

(n)            the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders pursuant to this Indenture, unless such Holders shall have offered, and if requested, provided to the Trustee security or indemnity satisfactory to the Trustee against the costs, losses, expenses and liabilities which might be incurred by it in compliance with such request or direction; provided, however, that the Trustee shall be under no obligation to take any action it believes to be unlawful, contrary to the terms of this Indenture, or that could subject the Trustee to reputational harm;

(o)            the Trustee shall not be liable in respect of any payment (as to the correctness of amount, entitlement to receive or any other matters relating to payment) or notice effected by the Company, any Paying Agent or the Transfer Agent or any records maintained by any co-Note Registrar with respect to the Notes or for any actions or omissions of any Paying Agent (other than the Trustee), any Transfer Agent or any co-Note Registrar;

(p)            if any party fails to deliver a notice relating to an event the fact of which, pursuant to this Indenture, requires notice to be sent to the Trustee, the Trustee may conclusively rely on its failure to receive such notice as reason to act as if no such event occurred;

(q)            in the absence of written investment direction from the Company, all cash received by the Trustee shall be placed in a non-interest bearing trust account, and in no event shall the Trustee be liable for the selection of investments or for investment losses incurred thereon or for losses incurred as a result of the liquidation of any such investment prior to its maturity date or the failure of the party directing such investments prior to its maturity date or the failure of the party directing such investment to provide timely written investment direction, and the Trustee shall have no obligation to invest or reinvest any amounts held hereunder in the absence of such written investment direction from the Company;

(r)             the rights, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder, and each agent, custodian and other Person employed to act hereunder;

(s)             the Trustee shall not be responsible or liable for any failure or delay in the performance of its obligations under this Indenture arising out of or caused, directly or indirectly, by circumstances beyond its reasonable control, including, without limitation, acts of God; earthquakes; fire; flood; terrorism; wars and other military disturbances; sabotage; epidemics; pandemics; riots; interruptions; loss or malfunction of utilities, computer (hardware or software) or communication services; accidents; labor disputes; and acts of civil or military authorities and governmental action; and

(t)             the Trustee may request that the Company deliver a certificate setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture.

Section 7.03  No Responsibility for Recitals, Etc. The recitals contained herein and, in the Notes (except in the Trustee’s certificate of authentication), shall be taken as the statements of the Company, and the Trustee assumes no responsibility for the correctness of the same. The Trustee makes no representations as to the validity, priority or adequacy of this Indenture or of the Notes. The Trustee shall not be accountable for the use or application by the Company of any Notes or the proceeds of any Notes authenticated and delivered by the Trustee in conformity with the provisions of this Indenture. Further, the Trustee shall not be responsible for any statement of the Company in or pursuant to this Indenture or in any other document other than the certificate of authentication executed by the Trustee.

Section 7.04  Trustee, Collateral Trustee, Paying Agents, Conversion Agents or Note Registrar May Own Notes. The Trustee, Collateral Trustee, any Paying Agent, any Conversion Agent or Note Registrar, in its individual or any other capacity, may become the owner or pledgee of Notes, with the same rights it would have if it were not the Trustee, Collateral Trustee, Paying Agent, Conversion Agent or Note Registrar.

Section 7.05  Monies to Be Held in Trust. All monies received by the Trustee shall, until used or applied as herein provided, be held in trust for the purposes for which they were received. Money held by the Trustee in trust hereunder need not be segregated from other funds except to the extent required by law. The Trustee shall be under no liability for interest on any money received by it hereunder except as may be agreed from time to time by the Company and the Trustee in writing.

Section 7.06  Compensation and Expenses of Trustee. The Company and Guarantors, jointly and severally, covenant and agree to pay to the Trustee and Collateral Trustee from time to time, and the Trustee and Collateral Trustee shall be entitled to, compensation for all services rendered by it hereunder and under the Note Security Documents in any capacity (which shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust) as mutually agreed to in writing from time to time between the Trustee, the Collateral Trustee and the Company, and the Company will pay or reimburse the Trustee and Collateral Trustee upon its request for all reasonable expenses, disbursements and advances reasonably incurred or made by the Trustee and Collateral Trustee in accordance with any of the provisions of this Indenture and the Note Security Documents in any capacity thereunder (including the reasonable compensation and the expenses and disbursements of its agents and counsel and of all Persons not regularly in its employ) except any such expense, disbursement or advance as shall have been caused by its gross negligence or willful misconduct (as determined by a final order of a court of competent jurisdiction). The Company and Guarantors, jointly and severally, also covenant to indemnify the Trustee and Collateral Trustee in any capacity under this Indenture, the Note Security Documents and any other document or transaction entered into in connection herewith and its agents and any authenticating agent for, and to hold them harmless against, any loss, claim, damage, liability or expense incurred without gross negligence or willful misconduct (as determined by a final order of a court of competent jurisdiction) on the part of the Trustee, or the Collateral Trustee (as applicable), or either of its respective officers, directors, agents or employees, or such agent or authenticating agent, as the case may be, and arising out of or in connection with the acceptance or administration of this Indenture or in any other capacity hereunder, including the costs and expenses of defending themselves against any claim of liability in the premises. The obligations of the Company under this Section 7.06 to compensate or indemnify the Trustee and Collateral Trustee and to pay or reimburse the Trustee and Collateral Trustee for expenses, disbursements and advances shall be secured by a lien to which the Notes are hereby made subordinate on all money or property held or collected by the Trustee, except, subject to the effect of Section 6.05, funds held in trust herewith for the benefit of the Holders of particular Notes. The Trustee’s and Collateral Trustee’s right to receive payment of any amounts due under this Section 7.06 shall not be subordinate to any other liability or indebtedness of the Company. The obligation of the Company under this Section 7.06 shall survive the satisfaction and discharge of this Indenture and the earlier resignation or removal of the Trustee or Collateral Trustee. The indemnification provided in this Section 7.06 shall extend to the officers, directors, agents and employees of the Trustee and Collateral Trustee.

Without prejudice to any other rights available to the Trustee under applicable law, when the Trustee and its agents and any authenticating agent incur expenses or render services after an Event of Default specified in Section 6.01(i) or Section 6.01(j) occurs, the expenses and the compensation for the services are intended to constitute expenses of administration under any bankruptcy, insolvency or similar laws.

Section 7.07  Officers’ Certificate as Evidence. Except as otherwise provided in Section 7.01, whenever in the administration of the provisions of this Indenture the Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or omitting any action hereunder, such matter (unless other evidence in respect thereof be herein specifically prescribed) may, in the absence of gross negligence or willful misconduct on the part of the Trustee, be deemed to be conclusively proved and established by an Officers’ Certificate delivered to the Trustee, and such Officers’ Certificate, in the absence of gross negligence or willful misconduct on the part of the Trustee, shall be full warrant to the Trustee for any action taken or omitted by it under the provisions of this Indenture upon the faith thereof.

Section 7.08  Eligibility of Trustee. There shall at all times be a Trustee hereunder that is a corporation or other legal entity organized and doing business under the laws of the United States of America or any state thereof that is authorized under such laws to exercise corporate trustee power, that is subject to supervision or examination by the U.S. federal and state authorities and that has a combined capital and surplus of at least the minimum amount required by the Trust Indenture Act. If such Person publishes reports of condition at least annually, pursuant to law or to the requirements of any supervising or examining authority, then for the purposes of this Section 7.08, the combined capital and surplus of such Person shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. The Company may not, nor may any Person directly or indirectly controlling, controlled by, or under common control with the Company, serve as Trustee. If at any time the Trustee shall cease to be eligible in accordance with the provisions of this Section 7.08, it shall resign immediately in the manner and with the effect hereinafter specified in this Article.

Section 7.09  Resignation or Removal of Trustee. (a)  The Trustee may at any time resign by giving written notice of such resignation to the Company and by delivering notice thereof to the Holders. Upon receiving such notice of resignation, the Company shall promptly appoint a successor trustee by written instrument, in duplicate, executed by order of the Board of Directors, one copy of which instrument shall be delivered to the resigning Trustee and one copy to the successor trustee. If no successor trustee shall have been so appointed and have accepted appointment within 30 days after the giving of such notice of resignation to the Holders, the resigning Trustee may, upon 10 Business Days’ notice to the Company and the Holders, appoint a successor trustee identified in such notice or may petition, at the expense of the Company, any court of competent jurisdiction for the appointment of a successor trustee, or if any Holder who has been a bona fide holder of a Note or Notes for at least six months (or since the date of this Indenture) may, subject to the provisions of Section 6.11, on behalf of himself or herself and all others similarly situated, petition any such court for the appointment of a successor trustee. Such court may thereupon, after such notice, if any, as it may deem proper and prescribe, appoint a successor trustee.

(b)            In case at any time any of the following shall occur:

(i)            the Trustee shall cease to be eligible in accordance with the provisions of Section 7.08 and shall fail to resign after written request therefor by the Company or by any such Holder, or

(ii)            the Trustee shall become incapable of acting, or shall be adjudged a bankrupt or insolvent, or commence a voluntary bankruptcy proceeding, or a receiver of the Trustee or of its property shall be appointed or consented to, or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then, in either case, the Company may remove the Trustee and appoint a successor trustee by written instrument, in duplicate, executed by order of the Board of Directors, one copy of which instrument shall be delivered to the Trustee so removed and one copy to the successor trustee, or, subject to the provisions of Section 6.11, any Holder who has been a bona fide holder of a Note or Notes for at least six months (or since the date of this Indenture) may, on behalf of himself or herself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor trustee. Such court may thereupon, after such notice, if any, as it may deem proper and prescribe, remove the Trustee and appoint a successor trustee.

(c)            The Holders of a majority in aggregate principal amount of the Notes at the time outstanding, as determined in accordance with Section 8.04, may at any time with 30 days’ prior written notice to the Company and the Trustee remove the Trustee and nominate a successor trustee that shall be deemed appointed as successor trustee unless within 10 days after notice to the Company of such nomination the Company objects thereto, in which case the Trustee so removed or any Holder, upon the terms and conditions and otherwise as in Section 7.09(a) provided, may petition, at the expense of the Company, any court of competent jurisdiction for an appointment of a successor trustee.

(d)            Any resignation or removal of the Trustee and appointment of a successor trustee pursuant to any of the provisions of this Section 7.09 shall become effective upon acceptance of appointment by the successor trustee as provided in Section 7.10.

(e)             Notwithstanding the replacement of the Trustee pursuant to this Section 7.09, the Company’s obligations under Section 7.06 hereof shall continue for the benefit of the retiring Trustee.

(f)             The Trustee shall not be liable for any action or inaction on the part of any successor trustee.

Section 7.10  Acceptance by Successor Trustee. Any successor trustee appointed as provided in Section 7.09 shall execute, acknowledge and deliver to the Company and to its predecessor trustee an instrument accepting such appointment hereunder, and thereupon the resignation or removal of the predecessor trustee shall become effective and such successor trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, duties and obligations of its predecessor hereunder, with like effect as if originally named as Trustee herein; but, nevertheless, on the written request of the Company or of the successor trustee, the trustee ceasing to act shall, upon payment of any amounts then due it pursuant to the provisions of Section 7.06, execute and deliver an instrument transferring to such successor trustee all the rights and powers of the trustee so ceasing to act. Upon request of any such successor trustee, the Company shall execute any and all instruments in writing for more fully and certainly vesting in and confirming to such successor trustee all such rights and powers. Any trustee ceasing to act shall, nevertheless, retain a senior claim to which the Notes are hereby made subordinate on all money or property held or collected by such trustee as such, except for funds held in trust for the benefit of Holders of particular Notes, to secure any amounts then due it pursuant to the provisions of Section 7.06.

No successor trustee shall accept appointment as provided in this Section 7.10 unless at the time of such acceptance such successor trustee shall be eligible under the provisions of Section 7.08.

Upon acceptance of appointment by a successor trustee as provided in this Section 7.10, each of the Company and the successor trustee, at the written direction and at the expense of the Company shall deliver or cause to be delivered notice of the succession of such trustee hereunder to the Holders, as provided in this Indenture. If the Company fails to deliver such notice within 10 days after acceptance of appointment by the successor trustee, the successor trustee shall cause such notice to be delivered at the expense of the Company.

Section 7.11  Succession by Merger, Etc. Any corporation or other entity into which the Trustee may be merged or converted or with which it may be consolidated, or any corporation or other entity resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any corporation or other entity succeeding to all or substantially all of the corporate trust business of the Trustee (including the administration of this Indenture), shall be the successor to the Trustee hereunder without the execution or filing of any paper or any further act on the part of any of the parties hereto; provided that in the case of any corporation or other entity succeeding to all or substantially all of the corporate trust business of the Trustee such corporation or other entity shall be eligible under the provisions of Section 7.08.

In case at the time such successor to the Trustee shall succeed to the trusts created by this Indenture, any of the Notes shall have been authenticated but not delivered, any such successor to the Trustee may adopt the certificate of authentication of any predecessor trustee or authenticating agent appointed by such predecessor trustee, and deliver such Notes so authenticated; and in case at that time any of the Notes shall not have been authenticated, any successor to the Trustee or an authenticating agent appointed by such successor trustee may authenticate such Notes either in the name of any predecessor trustee hereunder or in the name of the successor trustee; and in all such cases such certificates shall have the full force which it is anywhere in the Notes or in this Indenture provided that the certificate of the Trustee shall have; provided, however, that the right to adopt the certificate of authentication of any predecessor trustee or to authenticate Notes in the name of any predecessor trustee shall apply only to its successor or successors by merger, conversion or consolidation.

Section 7.12  Trustee’s Application for Instructions from the Company. Any application by the Trustee for written instructions from the Company (other than with regard to any action proposed to be taken or omitted to be taken by the Trustee that affects the rights of the Holders of the Notes under this Indenture) may, at the option of the Trustee, set forth in writing any action proposed to be taken or omitted by the Trustee under this Indenture and the date on and/or after which such action shall be taken or such omission shall be effective. The Trustee shall not be liable to the Company for any action taken by, or omission of, the Trustee in accordance with a proposal included in such application on or after the date specified in such application (which date shall not be less than three Business Days after the date any Officer that the Company has indicated to the Trustee should receive such application is deemed to receive such application in accordance with Section 19.03, unless any such Officer shall have consented in writing to any earlier date), unless, prior to taking any such action (or the effective date in the case of any omission), the Trustee shall have received written instructions in accordance with this Indenture in response to such application specifying the action to be taken or omitted.

Article 8
Concerning the Holders

Section 8.01  Action by Holders. Whenever in this Indenture it is provided that the Holders of a specified percentage of the aggregate principal amount of the Notes may take any action (including the making of any demand or request, the giving of any notice, consent or waiver or the taking of any other action), the fact that at the time of taking any such action, the Holders of such specified percentage have joined therein may be evidenced (a) by any instrument or any number of instruments of similar tenor executed by Holders in person or by agent or proxy appointed in writing, or (b) by the record of the Holders voting in favor thereof at any meeting of Holders duly called and held in accordance with the provisions of Article 9, or (c) by a combination of such instrument or instruments and any such record of such a meeting of Holders. Whenever the Company or the Trustee solicits the taking of any action by the Holders of the Notes, the Company or the Trustee may, but shall not be required to, fix in advance of such solicitation, a date as the record date for determining Holders entitled to take such action. The record date if one is selected shall be not more than 15 days prior to the date of commencement of solicitation of such action.

Section 8.02  Proof of Execution by Holders. Subject to the provisions of Section 7.01, Section 7.02 and Section 9.05, proof of the execution of any instrument by a Holder or its agent or proxy shall be sufficient if made in accordance with such reasonable rules and regulations as may be prescribed by the Trustee or in such manner as shall be reasonably satisfactory to the Trustee. The holding of Notes shall be proved by the Note Register or by a certificate of the Note Registrar. The record of any Holders’ meeting shall be proved in the manner provided in Section 9.06.

Section 8.03  Who Are Deemed Absolute Owners. The Company, the Trustee, any authenticating agent, any Paying Agent, any Conversion Agent and any Note Registrar may deem the Person in whose name a Note shall be registered upon the Note Register to be, and may treat it as, the absolute owner of such Note (whether or not such Note shall be overdue and notwithstanding any notation of ownership or other writing thereon made by any Person other than the Company or any Note Registrar) for the purpose of receiving payment of or on account of the principal (including the Change of Control Repurchase Price, if applicable) of and (subject to Section 2.03) any accrued and unpaid interest on such Note, for conversion of such Note and for all other purposes under this Indenture; and neither the Company nor the Trustee nor any Paying Agent nor any Conversion Agent nor any Note Registrar shall be affected by any notice to the contrary. All such payments or deliveries so made to any Holder for the time being, or upon its order, shall be valid, and, to the extent of the sums or shares of Common Stock so paid or delivered, effectual to satisfy and discharge the liability for monies payable or shares deliverable upon any such Note. Notwithstanding anything to the contrary in this Indenture or the Notes following an Event of Default, any holder of a beneficial interest in a Global Note may directly enforce against the Company, without the consent, solicitation, proxy, authorization or any other action of the Depositary or any other Person, such holder’s right to exchange such beneficial interest for a Note in certificated form in accordance with the provisions of this Indenture.

Section 8.04  Company-Owned Notes Disregarded. In determining whether the Holders of the requisite aggregate principal amount of Notes have concurred in any direction, consent, waiver or other action under this Indenture, Notes that are owned by the Company, by any Subsidiary thereof or by any Affiliate of the Company or any Subsidiary thereof shall be disregarded and deemed not to be outstanding for the purpose of any such determination; provided that for the purposes of determining whether the Trustee shall be protected in relying on any such direction, consent, waiver or other action only Notes that a Responsible Officer knows are so owned shall be so disregarded. Notes so owned that have been pledged in good faith may be regarded as outstanding for the purposes of this Section 8.04 if the pledgee shall establish to the satisfaction of the Trustee the pledgee’s right to so act with respect to such Notes and that the pledgee is not the Company, a Subsidiary thereof or an Affiliate of the Company or a Subsidiary thereof. In the case of a dispute as to such right, any decision by the Trustee taken upon the advice of counsel shall be full protection to the Trustee. Upon request of the Trustee, the Company shall furnish to the Trustee promptly an Officers’ Certificate listing and identifying all Notes, if any, known by the Company to be owned or held by or for the account of any of the above described Persons; and, subject to Section 7.01, the Trustee shall be entitled to accept such Officers’ Certificate as conclusive evidence of the facts therein set forth and of the fact that all Notes not listed therein are outstanding for the purpose of any such determination.

Section 8.05  Revocation of Consents; Future Holders Bound. At any time prior to (but not after) the evidencing to the Trustee, as provided in Section 8.01, of the taking of any action by the Holders of the percentage of the aggregate principal amount of the Notes specified in this Indenture in connection with such action, any Holder of a Note that is shown by the evidence to be included in the Notes the Holders of which have consented to such action may, by filing written notice with the Trustee at its Corporate Trust Office and upon proof of holding as provided in Section 8.02, revoke such action so far as concerns such Note. Except as aforesaid, any such action taken by the Holder of any Note shall be conclusive and binding upon such Holder and upon all future Holders and owners of such Note and of any Notes issued in exchange or substitution therefor or upon registration of transfer thereof, irrespective of whether any notation in regard thereto is made upon such Note or any Note issued in exchange or substitution therefor or upon registration of transfer thereof.

Article 9
Holders’ Meetings

Section 9.01  Purpose of Meetings. A meeting of Holders may be called at any time and from time to time pursuant to the provisions of this Article 9 for any of the following purposes:

(a)            to give any notice to the Company or to the Trustee or to give any directions to the Trustee permitted under this Indenture, or to consent to the waiving of any Default or Event of Default hereunder (in each case, as permitted under this Indenture) and its consequences, or to take any other action authorized to be taken by Holders pursuant to any of the provisions of Article 6;

(b)            to remove the Trustee and nominate a successor trustee pursuant to the provisions of Article 7;

(c)            to consent to the execution of an indenture or indentures supplemental hereto pursuant to the provisions of Section 10.02; or

(d)            to take any other action authorized to be taken by or on behalf of the Holders of any specified aggregate principal amount of the Notes under any other provision of this Indenture or under applicable law.

Section 9.02  Call of Meetings by Trustee. The Trustee may at any time call a meeting of Holders to take any action specified in Section 9.01, to be held at such time and at such place as the Trustee shall determine. Notice of every meeting of the Holders, setting forth the time and the place of such meeting and in general terms the action proposed to be taken at such meeting and the establishment of any record date pursuant to Section 8.01, shall be delivered to Holders of such Notes. Such notice shall also be delivered to the Company. Such notices shall be delivered not less than 20 nor more than 90 days prior to the date fixed for the meeting.

Any meeting of Holders shall be valid without notice if the Holders of all Notes then outstanding are present in person or by proxy or if notice is waived before or after the meeting by the Holders of all Notes then outstanding, and if the Company and the Trustee are either present by duly authorized representatives or have, before or after the meeting, waived notice.

Section 9.03  Call of Meetings by Company or Holders. In case at any time the Company, pursuant to a Board Resolution, or the Holders of at least 10% of the aggregate principal amount of the Notes then outstanding, shall have requested the Trustee to call a meeting of Holders, by written request setting forth in reasonable detail the action proposed to be taken at the meeting, and the Trustee shall not have delivered the notice of such meeting within 20 days after receipt of such request, then the Company or such Holders may determine the time and the place for such meeting and may call such meeting to take any action authorized in Section 9.01, by delivering notice thereof as provided in Section 9.02.

Section 9.04  Qualifications for Voting. To be entitled to vote at any meeting of Holders a Person shall (a) be a Holder of one or more Notes on the record date pertaining to such meeting or (b) be a Person appointed by an instrument in writing as proxy by a Holder of one or more Notes on the record date pertaining to such meeting. The only Persons who shall be entitled to be present or to speak at any meeting of Holders shall be the Persons entitled to vote at such meeting and their counsel and any representatives of the Trustee and its counsel and any representatives of the Company and its counsel.

Section 9.05  Regulations. Notwithstanding any other provisions of this Indenture, the Trustee may make such reasonable regulations as it may deem advisable for any meeting of Holders, in regard to proof of the holding of Notes and of the appointment of proxies, and in regard to the appointment and duties of inspectors of votes, the submission and examination of proxies, certificates and other evidence of the right to vote, and such other matters concerning the conduct of the meeting as it shall think fit.

The Trustee shall, by an instrument in writing, appoint a temporary chairman of the meeting, unless the meeting shall have been called by the Company or by Holders as provided in Section 9.03, in which case the Company or the Holders calling the meeting, as the case may be, shall in like manner appoint a temporary chairman. A permanent chairman and a permanent secretary of the meeting shall be elected by vote of the Holders of a majority in aggregate principal amount of the Notes represented at the meeting and entitled to vote at the meeting.

Subject to the provisions of Section 8.04, at any meeting of Holders each Holder or proxyholder shall be entitled to one vote for each $1,000 principal amount of Notes held or represented by him or her; provided, however, that no vote shall be cast or counted at any meeting in respect of any Note challenged as not outstanding and ruled by the chairman of the meeting to be not outstanding. The chairman of the meeting shall have no right to vote other than by virtue of Notes held by it or instruments in writing as aforesaid duly designating it as the proxy to vote on behalf of other Holders. Any meeting of Holders duly called pursuant to the provisions of Section 9.02 or Section 9.03 may be adjourned from time to time by the Holders of a majority of the aggregate principal amount of Notes represented at the meeting, whether or not constituting a quorum, and the meeting may be held as so adjourned without further notice.

Section 9.06  Voting. The vote upon any resolution submitted to any meeting of Holders shall be by written ballot on which shall be subscribed the signatures of the Holders or of their representatives by proxy and the outstanding aggregate principal amount of the Notes held or represented by them. The permanent chairman of the meeting shall appoint two inspectors of votes who shall count all votes cast at the meeting for or against any resolution and who shall make and file with the secretary of the meeting their verified written reports in duplicate of all votes cast at the meeting. A record in duplicate of the proceedings of each meeting of Holders shall be prepared by the secretary of the meeting and there shall be attached to said record the original reports of the inspectors of votes on any vote by ballot taken thereat and affidavits by one or more Persons having knowledge of the facts setting forth a copy of the notice of the meeting and showing that said notice was delivered as provided in Section 9.02. The record shall show the aggregate principal amount of the Notes voting in favor of or against any resolution. The record shall be signed and verified by the affidavits of the permanent chairman and secretary of the meeting and one of the duplicates shall be delivered to the Company and the other to the Trustee to be preserved by the Trustee, the latter to have attached thereto the ballots voted at the meeting.

Any record so signed and verified shall be conclusive evidence of the matters therein stated.

Section 9.07  No Delay of Rights by Meeting. Nothing contained in this Article 9 shall be deemed or construed to authorize or permit, by reason of any call of a meeting of Holders or any rights expressly or impliedly conferred hereunder to make such call, any hindrance or delay in the exercise of any right or rights conferred upon or reserved to the Trustee or to the Holders under any of the provisions of this Indenture or of the Notes.

Article 10
Supplemental Indentures

Section 10.01      Supplemental Indentures Without Consent of Holders. The Company, when authorized by the resolutions of the Board of Directors, and the Trustee and the Collateral Trustee, at the Company’s expense, may from time to time and at any time enter into an amendment or supplement to this Indenture, the Notes or any other Transaction Document for one or more of the following purposes:

(a)            to cure any ambiguity, omission, defect or inconsistency that is not adverse to the Holders;

(b)            to provide for the assumption by a Successor Company of the obligations of the Company under the Transaction Documents pursuant to Article 11;

(c)            to add additional guarantors with respect to the Notes or to release any Guarantor’s Guarantee to the extent permitted under this Indenture or any of the Transaction Documents;

(d)            to make, complete, confirm or add any grant of Collateral permitted or required by this Indenture or any of the Transaction Documents, or any release of Collateral that is permitted under this Indenture or any of the Transaction Documents;

(e)            to add to the covenants or Events of Default of the Company for the benefit of the Holders or surrender any right or power conferred upon the Company;

(f)             to make any change that does not adversely affect the rights of any Holder;

(g)            in connection with any Merger Event, to provide that the Notes are convertible into Reference Property, subject to the provisions of Section 14.02, and make such related changes to the terms of the Notes to the extent expressly required by Section 14.07;

(h)            to evidence and provide for the acceptance of appointment by a successor trustee or facilitate the administration of the trusts under this Indenture by more than one Trustee;

(i)             to comply with any requirement of the SEC in connection with the qualification of this Indenture under the Trust Indenture Act; or

(j)             to provide for the issuance of additional Notes in accordance with terms and conditions of this Indenture;

(k)            to provide for rights of Holders of the Notes if any consolidation, merger or sale of all or substantially all of the property or assets of the Company, taken as a whole, occurs; or

(l)             to supplement any of the provisions of this Indenture to the extent necessary to permit or facilitate defeasance and discharge of any of the Notes; provided that the action shall not adversely affect the interests of the Holders in any material respect.

Upon the written request of the Company, accompanied by a copy of the resolutions of the Board of Directors authorizing the execution of any supplemental indenture and an Opinion of Counsel stating that such amendment is authorized or permitted under the Indenture, the Trustee and the Collateral Trustee are hereby authorized to join with the Company in the execution of such amendment or supplement unless such amendment or supplement affects the Trustee’s or Collateral Trustee’s own rights, duties or immunities under this Indenture, any other Transaction Document or otherwise, in which case the Trustee or Collateral Trustee, as the case may be, may in its discretion, but shall not be obligated to, enter into such supplemental indenture.

Any supplemental indenture authorized by the provisions of this Section 10.01 may be executed by the Company and the Trustee without the consent of the Holders of any of the Notes at the time outstanding, notwithstanding any of the provisions of Section 10.02.

Section 10.02  Supplemental Indentures with Consent of Holders. With the consent (evidenced as provided in Article 8) of each of the Initial Holders, to the extent that any such Initial Holders continue to beneficially own at least 10% of the Notes then-outstanding, and the Holders of at least a majority of the aggregate principal amount of the Notes then outstanding (determined in accordance with Article 8 and including, without limitation, consents obtained in connection with a repurchase of, or tender or exchange offer for, Notes), the Company, when authorized by the resolutions of the Board of Directors, and the Trustee and Collateral Trustee, at the Company’s expense, may from time to time and at any time enter into an amendment or supplement to this Indenture, the Notes or any other Transaction Document hereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or any supplemental indenture or of modifying in any manner the rights of the Holders; provided, however, that, without the consent of each Holder of an outstanding Note affected, no such supplemental indenture shall:

(a)            reduce the amount of Notes whose Holders must consent to an amendment;

(b)            reduce the rate of or extend the stated time for payment of any interest on any Note, other than as may be provided for according to the terms of the Notes;

(c)            reduce the principal of or extend the Maturity Date of any Note;

(d)            make any change that adversely affects the conversion rights of any Notes;

(e)            reduce the Change of Control Repurchase Price of any Note or amend or modify in any manner adverse to the Holders the Company’s obligation to make such payments, whether through an amendment or waiver of provisions in the covenants, definitions or otherwise;

(f)            make any Note payable in a currency, or at a place of payment, other than that stated in the Note;

(g)            change the ranking of the Notes;

(h)            impair the right of any Holder to receive payment of principal and interest on such Holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s Notes; or

(i)            make any change in this Article 10 that requires each Holder’s consent or in the waiver provisions in Section 6.02 or Section 6.09.

Upon the written request of the Company, accompanied by a copy of the resolutions of the Board of Directors authorizing the execution of any supplemental indenture, and upon the filing with the Trustee of evidence of the consent of Holders as aforesaid and subject to Section 10.05, the Trustee and the Collateral Trustee shall join with the Company in the execution of such amendment or supplement unless such amendment or supplement affects the Trustee’s or Collateral Trustee’s own rights, duties or immunities under this Indenture, any other Transaction Document or otherwise, in which case the Trustee or Collateral Trustee, as the case may be, may in its discretion, but shall not be obligated to, enter into such supplemental indenture.

Holders do not need under this Section 10.02 to approve the particular form of any proposed supplemental indenture. It shall be sufficient if such Holders approve the substance thereof. After any such supplemental indenture becomes effective, the Company shall deliver to the Holders a notice briefly describing such supplemental indenture. However, the failure to give such notice to all the Holders, or any defect in the notice, will not impair or affect the validity of the supplemental indenture.

Section 10.03  Effect of Supplemental Indentures. Upon the execution of any supplemental indenture pursuant to the provisions of this Article 10, this Indenture shall be and be deemed to be modified and amended in accordance therewith and the respective rights, limitation of rights, obligations, duties and immunities under this Indenture of the Trustee, the Collateral Trustee, the Company and the Holders shall thereafter be determined, exercised and enforced hereunder subject in all respects to such modifications and amendments and all the terms and conditions of any such supplemental indenture shall be and be deemed to be part of the terms and conditions of this Indenture for any and all purposes.

Section 10.04  Notation on Notes. Notes authenticated and delivered after the execution of any supplemental indenture pursuant to the provisions of this Article 10 may, at the Company’s expense, bear a notation in form approved by the Trustee as to any matter provided for in such supplemental indenture. If the Company or the Trustee shall so determine, new Notes so modified as to conform, in the opinion of the Trustee and the Board of Directors, to any modification of this Indenture contained in any such supplemental indenture may, at the Company’s expense, be prepared and executed by the Company, authenticated by the Trustee (or an authenticating agent duly appointed by the Trustee pursuant to Section 19.09) and delivered in exchange for the Notes then outstanding, upon surrender of such Notes then outstanding.

Section 10.05  Evidence of Compliance of Supplemental Indenture to Be Furnished Trustee. In addition to the documents required by Section 19.05, the Trustee shall receive an Officers’ Certificate and an Opinion of Counsel as conclusive evidence that any supplemental indenture executed pursuant hereto complies with the requirements of this Article 10 and is permitted or authorized by this Indenture.

Article 11
Consolidation, Merger, Sale, Conveyance and Lease

Section 11.01  Company May Consolidate, Etc. on Certain Terms. Subject to the provisions of Section 11.02, the Company shall not consolidate with, merge with or into, or sell, convey, transfer or lease all or substantially all of its properties and assets to another Person, except that, so long as no Default or Event of Default has occurred or is continuing, any Subsidiary of the Company may be merged or amalgamated with or into the Company or any Secured Guarantor, or be liquidated, wound up or dissolved, or all or any part of its business, property or assets may be conveyed, sold, leased, transferred or otherwise disposed of, in one transaction or a series of transactions, to the Company or any Secured Guarantor; provided, in the case of such a merger or amalgamation involving the Company, then the Company shall be the continuing or surviving Person (the “Successor Company”) and in the case of such a merger or amalgamation involving a Secured Guarantor (and not involving the Company), then such Secured Guarantor shall be the continuing or surviving Person and in the case of such a merger or amalgamation involving a Guarantor which is not a Secured Guarantor, then such Guarantor shall be the Surviving Person.

For purposes of this Section 11.01, the Disposition of all or substantially all of the properties and assets of one or more Subsidiaries of the Company to another Person, which properties and assets, if held by the Company instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Company on a consolidated basis, shall be deemed to be the Disposition of all or substantially all of the properties and assets of the Company to another Person.

Section 11.02  Successor Corporation to Be Substituted. In case of any such consolidation, merger, sale, conveyance, transfer or lease and upon the assumption by the Successor Company, by supplemental indenture and supplements or amendments to the other Transaction Documents, executed and delivered to the Trustee and Collateral Trustee satisfactory in form to the Trustee, of the due and punctual payment of the principal of and any accrued and unpaid interest on all of the Notes, the due and punctual delivery or payment, as the case may be, of any consideration due upon conversion of the Notes and the due and punctual performance of all of the covenants and conditions of this Indenture to be performed by the Company, such Successor Company (if not the Company) shall succeed to and, except in the case of a lease of all or substantially all of the Company’s properties and assets, shall be substituted for the Company, with the same effect as if it had been named herein as the party of the first part. Such Successor Company thereupon may cause to be signed, and may issue either in its own name or in the name of the Company any or all of the Notes issuable hereunder which theretofore shall not have been signed by the Company and delivered to the Trustee; and, upon the order of such Successor Company instead of the Company and subject to all the terms, conditions and limitations in this Indenture prescribed, the Trustee shall authenticate and shall deliver, or cause to be authenticated and delivered, any Notes that previously shall have been signed and delivered by the Officers of the Company to the Trustee for authentication, and any Notes that such Successor Company thereafter shall cause to be signed and delivered to the Trustee for that purpose. All the Notes so issued shall in all respects have the same legal rank and benefit under this Indenture as the Notes theretofore or thereafter issued in accordance with the terms of this Indenture as though all of such Notes had been issued at the date of the execution hereof. In the event of any such consolidation, merger, sale, conveyance or transfer (but not in the case of a lease), upon compliance with this Article 11 the Person named as the “Company” in the first paragraph of this Indenture (or any successor that shall thereafter have become such in the manner prescribed in this Article 11) may be dissolved, wound up and liquidated at any time thereafter and, except in the case of a lease, such Person shall be released from its liabilities as obligor and maker of the Notes and from its obligations under this Indenture and the Notes.

In case of any such consolidation, merger, sale, conveyance, transfer or lease, such changes in phraseology and form (but not in substance) may be made in the Notes thereafter to be issued as may be appropriate.

Section 11.03  Opinion of Counsel to Be Given to Trustee. No such consolidation, merger, sale, conveyance, transfer or lease shall be effective unless the Trustee and Collateral Trustee shall have received an Officers’ Certificate and an Opinion of Counsel as conclusive evidence that any such consolidation, merger, sale, conveyance, transfer or lease and any such assumption and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture, complies with the provisions of this Article 11.

Article 12
Immunity of Incorporators, Stockholders, Officers and Directors

Section 12.01   Indenture and Notes Solely Corporate Obligations. No recourse for the payment of the principal of or any accrued and unpaid interest on any Note, nor for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of the Company in this Indenture or in any supplemental indenture or in any Note, nor because of the creation of any indebtedness represented thereby, shall be had against any incorporator, stockholder, employee, agent, Officer or director or Subsidiary, as such, past, present or future, of the Company or of any successor corporation, either directly or through the Company or any successor corporation, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise; it being expressly understood that all such liability is hereby expressly waived and released as a condition of, and as a consideration for, the execution of this Indenture and the issue of the Notes.

Article 13
Guarantees

Section 13.01  Guarantees. (a)  Subject to this Article 13, each of the Guarantors hereby, as a primary obligor and not merely as surety, jointly and severally, unconditionally guarantees to each Holder of a Note authenticated and delivered by the Trustee and to the Trustee, the Collateral Trustee and their successors and assigns, irrespective of the validity and enforceability of this Indenture, the Notes or the obligations of the Company hereunder or thereunder, that:

(i)            the principal of, premium, if any, and interest on, the Notes and such other Note Obligations will be promptly paid in full in cash when due, whether at maturity, by acceleration, redemption or otherwise, and interest on the overdue principal of and interest on the Notes, if any, if lawful, and all other obligations of the Company to the Holders, the Trustee or the Collateral Trustee hereunder or thereunder will be promptly paid in full in cash or performed, all in accordance with the terms hereof and thereof, and

(ii)            in case of any extension of time of payment or renewal of any Notes or any of such other obligations (including Note Obligations), that same will be promptly paid in full in cash when due or performed in accordance with the terms of the extension or renewal, whether at maturity, by acceleration or otherwise.

Failing payment when due of any amount so guaranteed or any performance so guaranteed for whatever reason, the Guarantors will be jointly and severally obligated to pay the same immediately. Each Guarantor agrees that this is a guarantee of payment and not a guarantee of collection.

(b)            The Guarantors hereby agree that their obligations hereunder are unconditional, irrespective of the validity, regularity or enforceability of the Notes or this Indenture, the absence of any action to enforce the same, any amendment, waiver or consent by any Holder of the Notes with respect to any provisions hereof or thereof, the recovery of any judgment against the Company or any other Guarantor, any action to enforce the same or any other circumstance which might otherwise constitute a legal or equitable discharge or defense of a Guarantor. Each Guarantor hereby unconditionally and irrevocably waives and agrees not to assert any claim, defense, setoff or counterclaim based on diligence, promptness, presentment, requirements for any demand or notice hereunder including any of the following: (i) any demand for payment or performance and protest and notice of protest; (ii) any notice of acceptance; (iii) any presentment, demand, protest or further notice or other requirements of any kind with respect to any Note Obligation (including any accrued but unpaid interest thereon) becoming immediately due and payable; and (iv) any other notice in respect of any Note Obligation or any part thereof, and any defense arising by reason of any disability or other defense of the Company or any Guarantor. Each Guarantor further unconditionally and irrevocably agrees not to (x) enforce or otherwise exercise any right of subrogation or any right of reimbursement or contribution or similar right against the Company or any Guarantor by reason of any Transaction Document or any payment made thereunder or (y) assert any claim, defense, setoff or counterclaim it may have against the Company or any other Guarantor or set off any of its obligations to the Company or any other Guarantor against obligations of such Guarantor to the Company or such other Guarantor. No obligation of any Guarantor hereunder shall be discharged other than by complete performance. Each Guarantor further waives any right such Guarantor may have under any applicable requirement of law to require the Trustee, the Collateral Trustee or any Holder to seek recourse first against the Company or any other Person, or to realize upon any Collateral for any of the Note Obligations, as a condition precedent to enforcing such Guarantor’s liability and obligations under this Article 13.

(c)            If any Holder, the Trustee or the Collateral Trustee is required by any court or otherwise to return any amount paid by the Company or any Guarantor to the Trustee, the Collateral Trustee or such Holder, this Guarantee, to the extent theretofore discharged, will be reinstated in full force and effect.

(d)            Each Guarantor agrees that it will not be entitled to any right of subrogation in relation to the Holders in respect of any obligations guaranteed hereby until payment in full in cash of all obligations (including the Note Obligations) guaranteed hereby. Each Guarantor further agrees that, as between the Guarantors, on the one hand, and the Holders, the Trustee and the Collateral Trustee, on the other hand, (1) the maturity of the obligations guaranteed hereby may be accelerated as provided in Section 6.02 for the purposes of this Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the obligations guaranteed hereby, and (2) in the event of any declaration of acceleration of such obligations as provided in Article 6, such obligations (whether or not due and payable) will forthwith become due and payable by the Guarantors for the purpose of this Guarantee.

(e)            Without limiting the joint and several obligations of the Guarantors to the Trustee, Collateral Trustee and Holders, all Guarantors desire to allocate among themselves (collectively, the “Contributing Guarantors”), in a fair and equitable manner, their obligations arising under this Indenture. Accordingly, in the event any payment or distribution is made on any date by a Guarantor (a “Funding Guarantor”) under its Guarantee of the Notes such that its Aggregate Payments exceed its Fair Share as of such date, such Funding Guarantor shall be entitled to a contribution from each of the other Contributing Guarantors in an amount sufficient to cause each Contributing Guarantor’s Aggregate Payments to equal its Fair Share as of such date. “Fair Share” means, with respect to a Contributing Guarantor as of any date of determination, an amount equal to (a) the ratio of (i) the Fair Share Contribution Amount with respect to such Contributing Guarantor, to (ii) the aggregate of the Fair Share Contribution Amounts with respect to all Contributing Guarantors, multiplied by (b) the aggregate amount paid or distributed on or before such date by all Funding Guarantors under its guarantee of the Notes in respect of the obligations guaranteed. “Fair Share Contribution Amount” means, with respect to a Contributing Guarantor as of any date of determination, the maximum aggregate amount of the obligations of such Contributing Guarantor under its guarantee of the Notes that would not render its obligations hereunder or thereunder subject to avoidance as a fraudulent transfer or conveyance under Section 548 of the Bankruptcy Code or any comparable applicable provisions of state law, provided that solely for purposes of calculating the Fair Share Contribution Amount with respect to any Contributing Guarantor for purposes of this Section 13.01, any assets or liabilities of such Contributing Guarantor arising by virtue of any rights to subrogation, reimbursement or indemnification or any rights to or obligations of contribution hereunder shall not be considered as assets or liabilities of such Contributing Guarantor. “Aggregate Payments” means, with respect to a Contributing Guarantor as of any date of determination, an amount equal to (1) the aggregate amount of all payments and distributions made on or before such date by such Contributing Guarantor in respect of its guarantee of the Notes (including in respect of this Section 13.01), minus (2) the aggregate amount of all payments received on or before such date by such Contributing Guarantor from the other Contributing Guarantors as contributions under this Section 13.01. The amounts payable as contributions hereunder shall be determined as of the date on which the related payment or distribution is made by the applicable Funding Guarantor. Each Guarantor is a third-party beneficiary to the contribution agreement set forth in this Section 13.01. Notwithstanding anything to the contrary, the Guarantors shall not have the right to seek contribution from the Company and any non-paying Guarantor until payment in full in cash of all Note Obligations.

Section 13.02  Limitation on Guarantor Liability. Each Guarantor, and by its acceptance of Notes, each Holder, hereby confirms that it is the intention of all such parties that the Guarantee of such Guarantor not constitute a fraudulent transfer or conveyance for purposes of applicable Bankruptcy Law, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar federal or state law to the extent applicable to any Guarantee. To effectuate the foregoing intention, the Trustee, the Collateral Trustee, the Holders and the Guarantors hereby irrevocably agree that the obligations of such Guarantor will be limited to the maximum amount that will, after giving effect to such maximum amount and all other contingent and fixed liabilities of such Guarantor that are relevant under such laws, and after giving effect to any collections from, rights to receive contribution from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under this Article 13, result in the obligations of such Guarantor under its Guarantee not constituting a fraudulent transfer or conveyance. Each Guarantor acknowledges that it will receive direct and indirect benefits from the financing arrangements contemplated by this Indenture and that its Guarantee, and the waivers set forth herein, are knowingly made in contemplation of such benefits.

Section 13.03  Execution and Delivery of Guarantee and Supplemental Indenture. To evidence a Guarantee set forth in Section 13.01, this Indenture will be executed on behalf of each Guarantor by one of its Officers or authorized representatives and, with respect to any Guarantors providing a Guarantee after the date hereof, a Supplemental Indenture substantially in the form attached as Exhibit B will be executed on behalf of such Guarantor by one of its Officers.

Each Guarantor hereby agrees that its Guarantee set forth in Section 13.01 will remain in full force and effect notwithstanding any failure to endorse on each Note a notation of such Guarantee.

If an Officer whose signature is on this Indenture or on the Guarantee no longer holds that office at the time the Trustee authenticates the Note on which a Guarantee is endorsed, the Guarantee will be valid nevertheless.

The delivery of any Note by the Trustee, after the authentication thereof hereunder, will be deemed to constitute due delivery of the Guarantee set forth in this Indenture on behalf of the Guarantors.

Section 13.04  Guarantors May Consolidate, etc., on Certain Terms. Except as otherwise provided in Section 13.05, a Guarantor may not, directly or indirectly, (1) consolidate with or merge with or into, or (2) sell, convey, transfer or lease all or substantially all of its properties and assets to (whether or not such Guarantor is the surviving Person), any other Person, other than the Company or another Guarantor, unless:

(a)            immediately after giving effect to that transaction, no Default or Event of Default has occurred and is continuing or would be caused thereby; and

(b)            either:

(i)            the Person acquiring the property in any such Disposition or the Person formed by or surviving any such consolidation or merger (if other than the Company or another Guarantor) is an entity organized under the laws of the United States and otherwise reasonably acceptable to the Trustee and expressly assumes, by executing and delivering a supplemental indenture to the Trustee and the Collateral Trustee that is satisfactory in form to the Trustee in accordance with Article 10 hereof and any other agreements reasonably satisfactory to the Trustee and the Collateral Trustee, all of the obligations of that Guarantor under its Guarantee, this Indenture and all appropriate Note Security Documents; or

(ii)           such transaction is permitted by Section 4.08 and Section 4.10.

In case of any such consolidation, merger, sale, conveyance, transfer or lease and upon the assumption by the successor Person, by supplemental indenture, executed and delivered to the Trustee and satisfactory in form to the Trustee, of the Guarantee of such Guarantor and the due and punctual performance of all of the covenants and conditions of this Indenture to be performed by such Guarantor, such successor Person will succeed to and be substituted for the Guarantor with the same effect as if it had been named herein as a Guarantor. Such successor Person thereupon may cause to be signed any or all of the Guarantees to be endorsed upon all of the Notes issuable hereunder which theretofore shall not have been signed by the Company and delivered to the Trustee; provided, however, that the Guarantee of such successor Person will remain in full force and effect notwithstanding any failure to endorse on each Note a notation of such Guarantee. All the Guarantees so issued will in all respects have the same legal rank and benefit under this Indenture as the Guarantees theretofore and thereafter issued in accordance with the terms of this Indenture as though all of such Guarantees had been issued at the date of the execution.

Except as set forth in Article 4, and notwithstanding Section 13.04(a), Section 13.04(b)(i) and Section 13.04(b)(ii) above, nothing contained in this Indenture or in any of the Notes will prevent any consolidation, amalgamation or merger of a Guarantor with or into the Company or another Guarantor, or will prevent any Disposition of the property of a Guarantor as an entirety or substantially as an entirety to the Company or another Guarantor. Whitebox Relative Value Partners, LP v. Transocean Ltd., No. 20 Civ. 7143 (GBD), 2020 BL 490673 (S.D.N.Y. Dec. 16, 2020) notwithstanding, the Parties agree this Section 13.04 is not boilerplate.

Section 13.05  Releases. The Guarantee of any Guarantor, and the Collateral Trustee’s Lien on the Collateral of such Guarantor, will be automatically released:

(a)            in connection with any Disposition of all of the Capital Stock or all or substantially all of the assets of a Guarantor (including by way of merger or consolidation) to such Person that is not the Company or a Guarantor if the Disposition does not violate Section 4.10 and the other provisions of this Indenture;

(b)           upon the liquidation or dissolution of such Guarantor following the transfer of all of its assets to the Company or another Guarantor as permitted hereunder.

If the Guarantee of any Guarantor or all or substantially all of the assets of a Guarantor or the Capital Stock of any Guarantor are sold or disposed of in the manner described in clauses (a) or (b) above, and such Guarantor (or as the context may require, Collateral) is released, the Company shall deliver to the Trustee and Collateral Trustee an Officers’ Certificate stating and certifying the identity of the released Guarantor (any/or the applicable Collateral), the basis for release in reasonable detail and that such release complies with this Indenture. Upon delivery by the Company to the Trustee and Collateral Trustee of an Officers’ Certificate and an Opinion of Counsel to the effect that the conditions of any of clauses (a) or (b) of this Section 13.05 have been met with respect to a Guarantor (or such Collateral) in accordance with the provisions of this Indenture, the Trustee and Collateral Trustee, as applicable, will execute any documents reasonably requested that are necessary or advisable in order to evidence the release of such Guarantor from its obligations under its Guarantee and/or the applicable Note Security Documents. Any Guarantor not released from its obligations under its Guarantee as provided in this Section 13.05 will remain liable for the full amount of principal of and interest and premium, if any, on the Notes and for the other obligations (including the Note Obligations) of any Guarantor under this Indenture as provided in this Article 13 notwithstanding the release of any other Guarantor.

Section 13.06  Reliance. Each Guarantor hereby assumes responsibility for keeping itself informed of the financial condition of the Company, each other Guarantor and any other guarantor, maker or endorser of any Note Obligation or any part thereof, and of all other circumstances bearing upon the risk of nonpayment of any Note Obligation or any part thereof that diligent inquiry would reveal, and each Guarantor hereby agrees that the Trustee, the Collateral Trustee and each Holder shall not have any duty to advise any Guarantor of information known to it regarding such condition or any such circumstances. In the event any of the Trustee, the Collateral Trustee or any Holder, in its sole discretion, undertakes at any time or from time to time to provide any such information to any Guarantor, then the Trustee, Collateral Trustee or such Holder shall be under no obligation to (a) undertake any investigation not a part of its regular business routine, (b) disclose any information that such Person, pursuant to accepted or reasonable commercial finance or banking practices, wishes to maintain confidential or (c) make any future disclosures of such information or any other information to any Guarantor.

Section 13.07  Limitations on Australian Subsidiaries. No Australian Subsidiaries obligations under this Article 13 under any other guarantee or indemnity provision in a Transaction Document will extend to include any obligation or liability to the extent that it would constitute unlawful financial assistance within the meaning of section 260A of the Corporations Act or a breach of sections 260A or 260B of the Australian Corporations Act, provided that any Australian Subsidiary will be required to undertake a financial assistance whitewash pursuant to section 260B of the Australian Corporations Act to the extent this provisions applies.

Article 14
Conversion of Notes

Section 14.01  Conversion Privilege. Subject to and upon compliance with the provisions of this Article 14, each Holder of a Note shall have the right, at such Holder’s option, to convert all or any portion (if the portion to be converted is $1,000 principal amount or an integral multiple thereof) of such Note at an initial conversion rate of 1,601.4092 shares of Common Stock (subject to adjustment as provided in this Article 14, the “Conversion Rate”) per $1,000 principal amount of Notes (subject to, and in accordance with, the settlement provisions of Section 14.02, the “Conversion Obligation”).

Section 14.02  Conversion Procedure; Settlement Upon Conversion

(a)            Subject to this Section 14.02, Section 14.03(b), Section 14.07(a) and Section 14.13, upon conversion of any Note, the Company shall pay or deliver, as the case may be, to the converting Holder, in respect of each $1,000 principal amount of Notes being converted, a number of shares of Common Stock equal to the Conversion Rate in effect on the Conversion Date, together with cash, if applicable, in lieu of delivering any fractional share of Common Stock in accordance with Section 14.02(l) as set forth in this Section 14.02.

(b)            Subject to Section 14.02(f), before any Holder of a Note shall be entitled to convert a Note as set forth above, such Holder shall (i) in the case of a Global Note, comply with the applicable procedures of the Depositary in effect at that time and, if required, pay funds equal to any interest payable on the next Interest Payment Date to which such Holder is not entitled as set forth in Section 14.02(i) (ii) in the case of an Uncertificated Note (1) complete, manually sign and deliver an irrevocable notice to the Conversion Agent as set forth in the Form of Notice of Conversion (or a facsimile or email thereof) (a “Notice of Conversion”) and state in writing therein the principal amount of Notes to be converted and the name or names (with addresses) in which such Holder wishes the shares of Common Stock to be delivered upon settlement of the Conversion Obligation to be registered, which shares shall be issued as indicated in the Notice of Conversion, (2) if required, furnish appropriate endorsements and transfer documents and (3) if required, pay funds equal to any interest payable on the next Interest Payment Date to which such Holder is not entitled as set forth in Section 14.02(i), and (iii) in the case of a Physical Note (1) complete, manually sign and deliver an irrevocable notice to the Conversion Agent as set forth in the Form of Notice of Conversion (or a facsimile or email thereof) (a “Notice of Conversion”) and state in writing therein the principal amount of Notes to be converted and the name or names (with addresses) in which such Holder wishes the shares of Common Stock to be delivered upon settlement of the Conversion Obligation to be registered, which shares shall be issued as indicated in the Notice of Conversion, (2) surrender such Notes, duly endorsed to the Company or in blank (and accompanied by appropriate endorsement and transfer documents), at the office of the Conversion Agent, (3) if required, furnish appropriate endorsements and transfer documents and (4) if required, pay funds equal to any interest payable on the next Interest Payment Date to which such Holder is not entitled as set forth in Section 14.02(i). The Trustee (or if different, the Conversion Agent) shall notify the Company of any conversion pursuant to this Article 14 on the Conversion Date for such conversion. No Notice of Conversion with respect to any Notes may be delivered by a Holder thereof if such Holder has also delivered to the Company an election to have any Notes purchased pursuant to any Change of Control Offer in respect of such Notes and has not validly withdrawn such election in accordance with Section 15.05.

If more than one Note shall be surrendered for conversion at one time by the same Holder, the Conversion Obligation with respect to such Notes shall be computed on the basis of the aggregate principal amount of the Notes (or specified portions thereof to the extent permitted thereby) so surrendered.

(c)            A Note shall be deemed to have been converted immediately prior to the close of business on the date (the “Conversion Date”) that the Holder has complied with the requirements set forth in Section 14.02(b). Except as set forth in Section 14.03(b) and Section 14.07(a), the Company shall deliver the consideration due in respect of the Conversion Obligation and the Interest Make-Whole Payment on the second Business Day immediately following the relevant Conversion Date. If any shares of Common Stock are due to a converting Holder, the Company shall issue or cause to be issued, and deliver (if applicable) to the Conversion Agent or to such Holder, or such Holder’s nominee or nominees, the full number of shares of Common Stock to which such Holder shall be entitled, in book-entry format through the Depositary (if such facilities are then available), in satisfaction of the Company’s Conversion Obligation.

(d)            In case any Note shall be surrendered for partial conversion, the Company shall execute and the Trustee shall authenticate and deliver to or upon the written order of the Holder of the Note so surrendered a new Note or Notes in authorized denominations in an aggregate principal amount equal to the unconverted portion of the surrendered Note, without payment of any service charge by the converting Holder but, if required by the Company or Trustee, with payment of a sum sufficient to cover any documentary, stamp or similar issue or transfer tax or similar governmental charge required by law or that may be imposed in connection therewith as a result of the name of the Holder of the new Notes issued upon such conversion being different from the name of the Holder of the old Notes surrendered for such conversion.

(e)            If a Holder submits a Note for conversion, the Company shall pay any documentary, stamp or similar issue or transfer tax due on the issue of any shares of Common Stock upon conversion, unless the tax is due because the Holder requests such shares to be issued in a name other than the Holder’s name, in which case the Holder shall pay that tax. The Conversion Agent may refuse to deliver the certificates representing the shares of Common Stock being issued in a name other than the Holder’s name until the Trustee receives a sum sufficient to pay any tax that is due by such Holder in accordance with the immediately preceding sentence.

(f)            Except as provided in Section 14.04, no adjustment shall be made for dividends on any shares of Common Stock issued upon the conversion of any Note as provided in this Article 14.

(g)            Upon the conversion of an interest in a Global Note, the Trustee, or the Custodian at the direction of the Trustee, shall make a notation on such Global Note as to the reduction in the principal amount represented thereby. The Company shall notify the Trustee in writing of any conversion of Notes effected through any Conversion Agent other than the Trustee.

(h)            Subject to Section 14.02(j) and except as set forth below, upon any conversion, a Holder shall not receive any separate cash payment for accrued and unpaid interest, if any. Subject to Section 14.02(j) and except as set forth below, the Company’s settlement of the full Conversion Obligation shall be deemed to satisfy in full its obligation to pay the principal amount of the Note and accrued and unpaid interest, if any, to, but not including, the relevant Conversion Date. As a result, accrued and unpaid interest, if any, to, but not including, the relevant Conversion Date shall be deemed to be paid in full rather than cancelled, extinguished or forfeited. Notwithstanding the foregoing, if Notes are converted after the close of business on an Interest Record Date, Holders of such Notes as of the close of business on such Interest Record Date shall receive the full amount of interest payable on such Notes on the corresponding Interest Payment Date notwithstanding the conversion. Notes surrendered for conversion during the period from the close of business on any Interest Record Date to the open of business on the immediately following Interest Payment Date must be accompanied by funds equal to the amount of interest payable on the Notes so converted; provided that no such payment shall be required (1) for conversions following the Interest Record Date immediately preceding the Maturity Date; (2) if the Company has specified a Mandatory Conversion Date or Change of Control Repurchase Date that is after an Interest Record Date and on or prior to the Business Day immediately following the date on which the corresponding interest payment is made; (3) to the extent of any Defaulted Amounts, if any Defaulted Amounts exists at the time of conversion with respect to such Note; or (4) for any conversion of Notes as to which an Interest Make-Whole Payment is payable (or Section 14.02(j) is otherwise applicable). Therefore, for the avoidance of doubt, all Holders of record on the Interest Record Date immediately preceding the Maturity Date shall receive the full interest payment due on the Maturity Date regardless of whether their Notes have been converted following such Interest Record Date.

(i)            Upon any conversion, other than a conversion in connection with a Make-Whole Fundamental Change, the Company will, in addition to the other consideration payable or deliverable in connection with such conversion, make an interest make-whole payment to the converting Holder equal to the sum of the remaining scheduled payments of interest that would have been made on the Notes to be converted had such Notes remained outstanding from the Conversion Date through the earlier of (x) the second anniversary of the Conversion Date or (y) the Maturity Date (the “Interest Make-Whole Payment”); provided that if the applicable Conversion Date occurs after the close of business on an Interest Record Date but prior to the open of business on the Interest Payment Date corresponding to such Interest Record Date, the Company shall not pay accrued interest to any converting Holder and will instead pay the full amount of the relevant interest payment on such Interest Payment Date to the Holder of record on such Interest Record Date. In such case, the Interest Make-Whole Payment to such converting Holder will equal all remaining interest payments, starting with the next Interest Payment Date for which interest has not been provided for until the earlier of (x) the second anniversary of the Conversion Date or (y) the Maturity Date. The Company shall have sole responsibility for calculating the Interest Make-Whole Payment, which in the absence of manifest error shall be conclusive and binding on the Holder, and shall pay the Interest Make-Whole Payment either (A) in cash or, (B) if the Beneficial Ownership Limitations would not limit such payment, by delivery of shares of Common Stock freely tradable in the United States, with the value of each share of Common Stock so delivered equal to 95% of the simple average of the Daily VWAP for the 5 Trading Days ending on, and including, the Trading Day immediately preceding the Conversion Date, provided such price exceeds the greater of $0.10 per share or the minimum price permitted by the TSX-V (or such other principal Canadian stock exchange on which the shares of Common Stock may be listed). In the event a per-share value equal to 95% of the simple average of the Daily VWAP for the 5 Trading Days ending on and including, the Trading Day immediately preceding the Conversion Date is less than $0.10 per share or the minimum price permitted by the TSX-V, the Company shall pay the Interest Make-Whole Payment in cash. The Company shall notify the converting Holder of the Company’s election to pay any part of the Interest Make-Whole Payment in shares of Common Stock no later than the close of business on the Trading Day immediately following the relevant Conversion Date.

(j)            The Person in whose name the shares of Common Stock shall be issuable upon conversion shall be treated as a stockholder of record as of the close of business on the relevant Conversion Date. Upon a conversion of Notes, such Person shall no longer be a Holder of such Notes surrendered for conversion.

(k)            The Company shall not issue any fractional share of Common Stock upon conversion of the Notes (including any shares of Common Stock to be issued in connection with an Interest Make-Whole Payment) and shall instead pay cash in lieu of delivering any fractional share of Common Stock issuable upon conversion based on the Daily VWAP for the relevant Conversion Date. Notwithstanding this Section 14.02(k) or anything herein to the contrary, if the dollar amount of the cash payment owing by the Company in lieu of a fractional entitlement to shares of Common Stock is less than $10.00, no such cash payment is required to be made.

(l)            The certificates or other instruments representing shares of Common Stock delivered in satisfaction of any Interest Make-Whole Payment shall be issued without any restrictive legend under Applicable Securities Legislation and shall be unrestricted shares that are freely tradable by Holders other than the Company’s Affiliates (or Holders that were not the Company’s Affiliates at any time during the three immediately preceding months) pursuant to (i) applicable Canadian Securities Law and the rules of any stock exchange on which the securities of the Issuer may then be listed, and an effective registration statement that has been declared effective under the Securities Act with a current prospectus available for immediate sale.

Section 14.03  Increased Conversion Rate Applicable to Certain Notes Surrendered in Connection with Make-Whole Fundamental Changes. (a)  Subject to the prior approval of the TSX-V (or such other principal Canadian or U.S. stock exchange on which the shares of Common Stock may be listed), if required, if the Effective Date of a Make-Whole Fundamental Change occurs prior to the Maturity Date and a Holder elects to convert its Notes in connection with such Make-Whole Fundamental Change, the Company shall, under the circumstances described below, increase the Conversion Rate for the Notes so surrendered for conversion by a number of additional shares of Common Stock (the “Additional Shares”), as described below. A conversion of Notes shall be deemed for these purposes to be “in connection with” such Make-Whole Fundamental Change if the relevant Notice of Conversion is received by the Conversion Agent from, and including, the Effective Date of the Make-Whole Fundamental Change up to, and including, the Business Day immediately prior to the related repurchase date (or, in the case of a Make-Whole Fundamental Change that would have been an Event of Default under clause (o) of the definition thereof but for proviso (i), the 25th Trading Day immediately following the Effective Date of such Make-Whole Fundamental Change) (such period, the “Make-Whole Fundamental Change Period”).

(b)            Subject to prior approval of TSX-V (or such other principal Canadian or U.S. stock exchange on which the shares of Common Stock may be listed), upon surrender of Notes for conversion in connection with a Make-Whole Fundamental Change pursuant to Section 14.03(a), the Company shall, if required, satisfy the related Conversion Obligation based on the Conversion Rate as increased to reflect the Additional Shares pursuant to the table below in accordance with Section 14.02; provided, however, that if, at the effective time of a Make-Whole Fundamental Change described in clause (o) of the definition of Event of Default, the Reference Property following such Make-Whole Fundamental Change is composed entirely of cash, for any conversion of Notes following the Effective Date of such Make-Whole Fundamental Change, the Conversion Obligation shall be calculated based solely on the Stock Price for the transaction and shall be deemed to be an amount of cash per $1,000 principal amount of converted Notes equal to the Conversion Rate (including any adjustment for Additional Shares), multiplied by such Stock Price. In such event, the Conversion Obligation shall be paid to Holders in cash on the second Business Day following the Conversion Date. The Company shall notify the Holders of Notes (which notification may be made through the Depositary), the Trustee and the Conversion Agent (if other than the Trustee) of the Effective Date of any Make-Whole Fundamental Change and issue a press release announcing such Effective Date no later than five Business Days after such Effective Date.

(c)            Subject to prior approval of TSX-V (or such other principal Canadian or U.S. stock exchange on which the shares of Common Stock may be listed), if required, the number of Additional Shares, if any, by which the Conversion Rate shall be increased shall be determined by reference to the table below, based on the date on which the Make-Whole Fundamental Change occurs or becomes effective (the “Effective Date”) and the price paid (or deemed to be paid) per share of the Common Stock in the Make-Whole Fundamental Change (the “Stock Price”). If the holders of the Common Stock receive in exchange for their Common Stock only cash in a Make-Whole Fundamental Change described in clause (o) of the definition of Event of Default, the Stock Price shall be the cash amount paid per share. Otherwise, the Stock Price shall be the average of the Last Reported Sale Prices of the Common Stock over the 10 Trading Day period ending on, and including, the Trading Day immediately preceding the Effective Date of the Make-Whole Fundamental Change. The Board of Directors shall make appropriate adjustments to the Stock Price, in its good faith determination, to account for any adjustment to the Conversion Rate that becomes effective, or any event requiring an adjustment to the Conversion Rate where the Ex-Dividend Date, Effective Date (as such term is used in Section 14.04) or expiration date of the event occurs during such 10 consecutive Trading Day period.

(d)            The Stock Prices set forth in the column headings of the table below shall be adjusted as of any date on which the Conversion Rate of the Notes is otherwise adjusted. The adjusted Stock Prices shall equal the Stock Prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the Conversion Rate immediately prior to such adjustment giving rise to the Stock Price adjustment and the denominator of which is the Conversion Rate as so adjusted. The number of Additional Shares set forth in the table below shall be adjusted in the same manner and at the same time as the Conversion Rate as set forth in Section 14.04.

(e)            The following table sets forth the number of Additional Shares of Common Stock by which the Conversion Rate shall be increased per $1,000 principal amount of Notes pursuant to this Section 14.03 for each Stock Price and Effective Date set forth below:

MW Shares	$0.54	$0.62	$0.75	$1.00	$1.25	$1.50	$2.00	$2.50	$5.00	$10.00

November 26, 2024	240.2113	240.2113	240.2113	240.2113	184.2115	139.4020	88.8721	61.3797	13.7689	0.0000
November 12, 2024	240.2113	240.2113	240.2113	194.9270	134.2512	100.0903	63.4478	44.0180	9.8686	0.0000
November 12, 2024	240.2113	240.2113	197.7049	99.2529	63.1571	46.1601	29.7054	21.1041	4.8166	0.0000
November 12, 2024	240.2113	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

(f)            The exact Stock Price and Effective Date may not be set forth in the table above, in which case:

(i)            if the Stock Price is between two Stock Prices in the table above or the Effective Date is between two Effective Dates in the table, the number of Additional Shares shall be determined by a straight-line interpolation between the number of Additional Shares set forth for the higher and lower Stock Prices and the earlier and later Effective Dates, as applicable, based on a 365-day year;

(ii)           if the Stock Price is greater than $10.00 per share (subject to adjustment in the same manner as the Stock Prices set forth in the column headings of the table above pursuant to Section 14.03(d)), no Additional Shares shall be added to the Conversion Rate; and

(iii)          if the Stock Price is less than $0.54 per share (subject to adjustment in the same manner as the Stock Prices set forth in the column headings of the table above pursuant to Section 14.03(d)), no Additional Shares shall be added to the Conversion Rate.

Notwithstanding the foregoing, in no event shall the Conversion Rate per $1,000 principal amount of Notes exceed 1,841.6205 shares of Common Stock, subject to adjustment in the same manner as the Conversion Rate pursuant to Section 14.04.

(g)            Nothing in this Section 14.03 shall prevent an adjustment to the Conversion Rate pursuant to Section 14.04 in respect of a Make-Whole Fundamental Change.

(h)            In the event that any adjustment to the Conversion Rate upon conversion of Notes in connection with a Make-Whole Fundamental Change requires the prior approval of TSX-V (or such other principal Canadian or U.S. stock exchange on which the shares of Common Stock may be listed), in order for the Company to satisfy the Conversion Obligation, as required to be adjusted pursuant to this Section 14.03, the Company shall dutifully prosecute any application for such approval with TSX-V (or such other exchange) and its applicable policies and rules upon receipt of the relevant Notice of Conversion.

(i)            In the event that any adjustment or any portion of an adjustment to the Conversion Rate upon the conversion of Notes in connection with a Make-Whole Fundamental Change is not acceptable to the TSX-V (or other relevant exchange, as applicable,) after due prosecution by the Company pursuant to Section 14.03(h) above, for any reason, then, upon the date the Conversion Obligation would otherwise be required to be satisfied, the Conversion Obligation, as adjusted, or any portion thereof that was not acceptable to TSX-V, shall be satisfied by a payment to the Holders in cash equivalent to the number of shares of Common Stock to which the Holder would otherwise have been entitled upon such conversion, after adjustment according to the table above, multiplied by the per share cash value of each share of Common Stock issuable pursuant to this Section 14.03, on the second Business Day following the Conversion Date, provided that in no circumstance may such cash payment result in the Deemed Interest rate of the Note exceeding 24% per annum (and in the event such cash payment would exceed such amount, the cash payment shall be reduced to an amount such that the Deemed Interest rate will equal 24% per annum). For the purposes of this calculation only, the Deemed Interest per annum shall be determined as the sum of (i) the prevailing stated interest rate of the Notes (as it may be adjusted from time to time in accordance with this Indenture), and (ii) the value of the cash payment made under this clause, expressed as a percentage of the principal amount.

Section 14.04  Adjustment of Conversion Rate. Subject to the requirements of the TSX-V, the Conversion Rate shall be adjusted from time to time by the Company if any of the following events occurs, except that the Company shall not make any adjustments to the Conversion Rate if Holders of the Notes participate (other than in the case of (x) a share split or share combination or (y) a tender or exchange offer), at the same time and upon the same terms as holders of the Common Stock and solely as a result of holding the Notes, in any of the transactions described in this Section 14.04, without having to convert their Notes, as if they held a number of shares of Common Stock equal to the Conversion Rate, multiplied by the principal amount (expressed in thousands) of Notes held by such Holder.

(a)            If the Company exclusively issues shares of Common Stock as a dividend or distribution on shares of the Common Stock, or if the Company effects a share split or share combination, the Conversion Rate shall be adjusted based on the following formula:

where,

CR0	=	the Conversion Rate in effect immediately prior to the open of business on the Ex-Dividend Date for such dividend or distribution, or immediately prior to the open of business on the Effective Date of such share split or share combination, as applicable;

CR’	=	the Conversion Rate in effect immediately after the open of business on such Ex-Dividend Date or Effective Date;

OS0	=	the number of shares of Common Stock outstanding immediately prior to the open of business on such Ex-Dividend Date or Effective Date (before giving effect to any such dividend, distribution, split or combination); and

OS’	=	the number of shares of Common Stock outstanding immediately after giving effect to such dividend, distribution, share split or share combination.

Any adjustment made under this Section 14.04(a) shall become effective immediately after the open of business on the Ex-Dividend Date for such dividend or distribution, or immediately after the open of business on the Effective Date for such share split or share combination, as applicable. If any dividend or distribution of the type described in this Section 14.04(a) is declared but not so paid or made, the Conversion Rate shall be immediately readjusted, effective as of the date the Board of Directors determines not to pay such dividend or distribution, to the Conversion Rate that would then be in effect if such dividend or distribution had not been declared.

(b)            If the Company issues to all or substantially all holders of the Common Stock any rights, options or warrants (other than pursuant to a stockholder rights plan) entitling them, for a period of not more than 60 calendar days after the announcement date of such issuance, to subscribe for or purchase shares of the Common Stock at a price per share that is less than the average of the Last Reported Sale Prices of the Common Stock over the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of such issuance, the Conversion Rate shall be increased based on the following formula:

where,

CR0	=	the Conversion Rate in effect immediately prior to the open of business on the Ex-Dividend Date for such issuance;

CR’	=	the Conversion Rate in effect immediately after the open of business on such Ex-Dividend Date;

OS0	=	the number of shares of Common Stock outstanding immediately prior to the open of business on such Ex-Dividend Date;

X	=	the total number of shares of Common Stock issuable pursuant to such rights, options or warrants; and

Y	=	the number of shares of Common Stock equal to the aggregate price payable to exercise such rights, options or warrants, divided by the average of the Last Reported Sale Prices of the Common Stock over the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of the issuance of such rights, options or warrants.

Any increase made under this Section 14.04(b) shall be made successively whenever any such rights, options or warrants are issued and shall become effective immediately after the open of business on the Ex-Dividend Date for such issuance. To the extent that shares of the Common Stock are not delivered after the expiration of such rights, options or warrants, the Conversion Rate shall be decreased to the Conversion Rate that would then be in effect had the increase with respect to the issuance of such rights, options or warrants been made on the basis of delivery of only the number of shares of Common Stock actually delivered. If such rights, options or warrants are not so issued, the Conversion Rate shall be decreased to the Conversion Rate that would then be in effect if such Ex-Dividend Date for such issuance had not occurred.

For purposes of this Section 14.04(b), in determining whether any rights, options or warrants entitle the holders to subscribe for or purchase shares of the Common Stock at less than such average of the Last Reported Sale Prices of the Common Stock over the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement for such issuance, and in determining the aggregate offering price of such shares of Common Stock, there shall be taken into account any consideration received by the Company for such rights, options or warrants and any amount payable on exercise or conversion thereof, the value of such consideration, if other than cash, to be determined by the Board of Directors.

(c)            If the Company distributes shares of its Capital Stock, evidences of its indebtedness, other assets or property of the Company or rights, options or warrants to acquire its Capital Stock or other securities, to all or substantially all holders of the Common Stock, excluding (i) dividends, distributions or issuances as to which an adjustment was effected pursuant to Section 14.04(a) or Section 14.04(b) (or will be so effected in accordance with the second sentence of Section 14.04(j)), (ii) except as set forth in Section 14.14, rights issued under a stockholder rights plan, (ii) dividends or distributions paid exclusively in cash as to which the provisions set forth in Section 14.04(d) shall apply, and (iii) Spin-Offs as to which the provisions set forth below in this Section 14.04(c) shall apply, (any of such shares of Capital Stock, evidences of indebtedness, other assets or property or rights, options or warrants to acquire Capital Stock or other securities, the “Distributed Property”), then the Conversion Rate shall be increased based on the following formula:

where,

CR0	=	the Conversion Rate in effect immediately prior to the open of business on the Ex-Dividend Date for such distribution;

CR’	=	the Conversion Rate in effect immediately after the open of business on such Ex-Dividend Date;

SP0	=	the average of the Last Reported Sale Prices of the Common Stock over the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the Ex-Dividend Date for such distribution; and

FMV	=	the Fair Market Value (as determined by the Board of Directors) of the Distributed Property with respect to each outstanding share of the Common Stock on the Ex-Dividend Date for such distribution.

Any increase made under the portion of this Section 14.04(c) above shall become effective immediately after the open of business on the Ex-Dividend Date for such distribution. If such distribution is not so paid or made, the Conversion Rate shall be decreased to the Conversion Rate that would then be in effect if such distribution had not been declared. Notwithstanding the foregoing, if “FMV” (as defined above) is equal to or greater than “SP0” (as defined above), in lieu of the foregoing increase, each Holder of a Note shall receive, in respect of each $1,000 principal amount thereof, at the same time and upon the same terms as holders of the Common Stock receive the Distributed Property, the amount and kind of Distributed Property such Holder would have received if such Holder owned a number of shares of Common Stock equal to the Conversion Rate in effect on the Ex-Dividend Date for the distribution. If the Board of Directors determines the “FMV” (as defined above) of any distribution for purposes of this Section 14.04(c)  by reference to the actual or when-issued trading market for any securities, it shall in doing so consider the prices in such market over the same period used in computing the Last Reported Sale Prices of the Common Stock over the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the Ex-Dividend Date for such distribution.

With respect to an adjustment pursuant to this Section 14.04(c) where there has been a payment of a dividend or other distribution on the Common Stock of shares of Capital Stock of any class or series, or similar equity interest, of or relating to a Subsidiary or other business unit of the Company, that are, or, when issued, will be, listed or admitted for trading on the TSX-V, The Toronto Stock Exchange, or a U.S. national securities exchange (a “Spin-Off”), the Conversion Rate shall be increased based on the following formula:

where,

CR0	=	the Conversion Rate in effect immediately prior to the end of the Valuation Period;

CR’	=	the Conversion Rate in effect immediately after the end of the Valuation Period;

FMV0	=	the average of the Last Reported Sale Prices of the Capital Stock or similar equity interest distributed to holders of the Common Stock applicable to one share of the Common Stock (determined by reference to the definition of Last Reported Sale Price as set forth in Section 1.01 as if references therein to Common Stock were to such Capital Stock or similar equity interest) over the first 10 consecutive Trading Day period after, and including, the Ex-Dividend Date of the Spin-Off (the “Valuation Period”); and

MP0	=	the average of the Last Reported Sale Prices of the Common Stock over the Valuation Period.

The increase to the Conversion Rate under the preceding paragraph shall occur at the close of business on the last Trading Day of the Valuation Period; provided that if the relevant Conversion Date occurs during the Valuation Period, references to “10” in the preceding paragraph shall be deemed to be replaced with such lesser number of Trading Days as have elapsed from, and including, the Ex-Dividend Date of such Spin-Off to, and including, the Conversion Date in determining the Conversion Rate. If any dividend or distribution that constitutes a Spin-Off is declared but not paid or made, the Conversion Rate shall be immediately decreased, effective as of the date the Board of Directors determines not to pay or make such dividend or distribution, to the Conversion Rate that would then be in effect if such dividend or distribution had not been declared or announced.

For purposes of this Section 14.04(c) (and subject in all respect to Section 14.14), rights, options or warrants distributed by the Company to all holders of the Common Stock entitling them to subscribe for or purchase shares of the Company’s Capital Stock, including Common Stock (either initially or under certain circumstances), which rights, options or warrants, until the occurrence of a specified event or events (“Trigger Event”): (i) are deemed to be transferred with such shares of the Common Stock; (ii) are not exercisable; and (iii) are also issued in respect of future issuances of the Common Stock, shall be deemed not to have been distributed for purposes of this Section 14.04(c) (and no adjustment to the Conversion Rate under this Section 14.04(c) will be required) until the occurrence of the earliest Trigger Event, whereupon such rights, options or warrants shall be deemed to have been distributed and an appropriate adjustment (if any is required) to the Conversion Rate shall be made under this Section 14.04(c). If any such right, option or warrant, including any such existing rights, options or warrants distributed prior to the date of this Indenture, are subject to events, upon the occurrence of which such rights, options or warrants become exercisable to purchase different securities, evidences of indebtedness or other assets, then the date of the occurrence of any and each such event shall be deemed to be the date of distribution and Ex-Dividend Date with respect to new rights, options or warrants with such rights (in which case the existing rights, options or warrants shall be deemed to terminate and expire on such date without exercise by any of the holders thereof). In addition, in the event of any distribution (or deemed distribution) of rights, options or warrants, or any Trigger Event or other event (of the type described in the immediately preceding sentence) with respect thereto that was counted for purposes of calculating a distribution amount for which an adjustment to the Conversion Rate under this Section 14.04(c) was made, (1) in the case of any such rights, options or warrants that shall all have been redeemed or purchased without exercise by any holders thereof, upon such final Optional Mandatory Conversion or purchase (x) the Conversion Rate shall be readjusted as if such rights, options or warrants had not been issued and (y) the Conversion Rate shall then again be readjusted to give effect to such distribution, deemed distribution or Trigger Event, as the case may be, as though it were a cash distribution, equal to the per share purchase price received by a holder or holders of Common Stock with respect to such rights, options or warrants (assuming such holder had retained such rights, options or warrants), made to all holders of Common Stock as of the date of such Optional Mandatory Conversion or purchase and (2) in the case of such rights, options or warrants that shall have expired or been terminated without exercise by any holders thereof, the Conversion Rate shall be readjusted as if such rights, options and warrants had not been issued.

For purposes of Section 14.04(a), Section 14.04(b) and this Section 14.04(c), if any dividend or distribution to which this Section 14.04(c) is applicable also includes one or both of:

(A)            a dividend or distribution of shares of Common Stock to which Section 14.04(a) is applicable (the “Clause A Distribution”); or

(B)            a dividend or distribution of rights, options or warrants to which Section 14.04(b) is applicable (the “Clause B Distribution”),

then, in either case, (1) such dividend or distribution, other than the Clause A Distribution and the Clause B Distribution, shall be deemed to be a dividend or distribution to which this Section 14.04(c) is applicable (the “Clause C Distribution”) and any Conversion Rate adjustment required by this Section 14.04(c) with respect to such Clause C Distribution shall then be made, and (2) the Clause A Distribution and Clause B Distribution shall be deemed to immediately follow the Clause C Distribution and any Conversion Rate adjustment required by Section 14.04(a) and Section 14.04(b) with respect thereto shall then be made, except that, if determined by the Company (I) the “Ex-Dividend Date” of the Clause A Distribution and the Clause B Distribution shall be deemed to be the Ex-Dividend Date of the Clause C Distribution and (II) any shares of Common Stock included in the Clause A Distribution or Clause B Distribution shall be deemed not to be “outstanding immediately prior to the open of business on such Ex-Dividend Date or Effective Date” within the meaning of Section 14.04(a) or “outstanding immediately prior to the open of business on such Ex-Dividend Date” within the meaning of Section 14.04(b).

(d)            If any cash dividend or distribution is made to all or substantially all holders of the Common Stock, the Conversion Rate shall be adjusted based on the following formula:

where,

CR0	=	the Conversion Rate in effect immediately prior to the open of business on the Ex-Dividend Date for such dividend or distribution;

CR’	=	the Conversion Rate in effect immediately after the open of business on the Ex-Dividend Date for such dividend or distribution;

SP0	=	the Last Reported Sale Price of the Common Stock on the Trading Day immediately preceding the Ex-Dividend Date for such dividend or distribution; and

C	=	the amount in cash per share the Company distributes to all or substantially all holders of the Common Stock.

Any increase pursuant to this Section 14.04(d) shall become effective immediately after the open of business on the Ex-Dividend Date for such dividend or distribution. If such dividend or distribution is not so paid, the Conversion Rate shall be decreased, effective as of the date the Board of Directors determines not to make or pay such dividend or distribution, to be the Conversion Rate that would then be in effect if such dividend or distribution had not been declared. Notwithstanding the foregoing, if “C” (as defined above) is equal to or greater than “SP0” (as defined above), in lieu of the foregoing increase, each Holder of a Note shall receive, for each $1,000 principal amount of Notes, at the same time and upon the same terms as holders of shares of the Common Stock, the amount of cash that such Holder would have received if such Holder owned a number of shares of Common Stock equal to the Conversion Rate on the Ex-Dividend Date for such cash dividend or distribution.

(e)            If the Company or any of its Subsidiaries make a payment in respect of a tender or exchange offer for the Common Stock (other than an odd lot tender offer), to the extent that the cash and value of any other consideration included in the payment per share of the Common Stock exceeds the average of the Last Reported Sale Prices of the Common Stock over the 10 consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, the Conversion Rate shall be increased based on the following formula:

where,

CR0	=	the Conversion Rate in effect immediately prior to the close of business on the 10th Trading Day immediately following, and including, the Trading Day next succeeding the date such tender or exchange offer expires;

CR’	=	the Conversion Rate in effect immediately after the close of business on the 10th Trading Day immediately following, and including, the Trading Day next succeeding the date such tender or exchange offer expires;

AC	=	the aggregate value of all cash and any other consideration (as determined by the Board of Directors) paid or payable for shares of Common Stock purchased in such tender or exchange offer;

OS0	=	the number of shares of Common Stock outstanding immediately prior to the date such tender or exchange offer expires (prior to giving effect to the purchase of all shares of Common Stock accepted for purchase or exchange in such tender or exchange offer);

OS’	=	the number of shares of Common Stock outstanding immediately after the date such tender or exchange offer expires (after giving effect to the purchase of all shares of Common Stock accepted for purchase or exchange in such tender or exchange offer); and

SP’	=	the average of the Last Reported Sale Prices of the Common Stock over the 10 consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the date such tender or exchange offer expires.

The increase to the Conversion Rate under this Section 14.04(e) shall occur at the close of business on the 10th Trading Day immediately following, and including, the Trading Day next succeeding the date such tender or exchange offer expires; provided that if the relevant Conversion Date occurs during the 10 Trading Days immediately following, and including, the Trading Day next succeeding the expiration date of any tender or exchange offer, references to “10” or “10th” in the preceding paragraph shall be deemed replaced with such lesser number of Trading Days as have elapsed from, and including, the Trading Day next succeeding the date that such tender or exchange offer expires to, and including, the Conversion Date in determining the Conversion Rate. If the Company is obligated to purchase shares of Common Stock pursuant to any such tender or exchange offer described in Section 14.04(e) but is permanently prevented by applicable law from effecting any such purchase or all such purchases are rescinded, the applicable Conversion Rate will be readjusted to be the Conversion Rate that would then be in effect if such tender or exchange offer had not been made or had been made only in respect of the purchases that have been made.

(f)            Notwithstanding this Section 14.04 or any other provision of this Indenture or the Notes, if a Conversion Rate adjustment becomes effective on any Ex-Dividend Date, and a Holder that has converted its Notes on or after such Ex-Dividend Date and on or prior to the related Record Date would be treated as the record holder of the shares of Common Stock as of the related Conversion Date as described under Section 14.02(j) based on an adjusted Conversion Rate for such Ex-Dividend Date, then, notwithstanding the Conversion Rate adjustment provisions in this Section 14.04, the Conversion Rate adjustment relating to such Ex-Dividend Date shall not be made for such converting Holder. Instead, such Holder shall be treated as if such Holder were the record owner of the shares of Common Stock on an unadjusted basis and participate in the related dividend, distribution or other event giving rise to such adjustment.

(g)            Except as stated herein, the Company shall not adjust the Conversion Rate for the issuance of shares of the Common Stock or any securities convertible into or exchangeable for shares of the Common Stock or the right to purchase shares of the Common Stock or such convertible or exchangeable securities.

(h)            In addition to those adjustments required by clauses (a), (b), (c), (d) and (e) of this Section 14.04, and to the extent permitted by applicable law and subject to the applicable rules of any exchange on which any of the Company’s securities are then listed, the Company from time to time may increase the Conversion Rate by any amount for a period of at least 20 Business Days if the Board of Directors determines that such increase would be in the Company’s best interest. In addition, to the extent permitted by applicable law and subject to the applicable rules of any exchange on which any of the Company’s securities are then listed, the Company may (but is not required to) increase the Conversion Rate to avoid or diminish any income tax to holders of Common Stock or rights to purchase Common Stock in connection with a dividend or distribution of shares of Common Stock (or rights to acquire shares of Common Stock) or similar event. Whenever the Conversion Rate is increased pursuant to either of the preceding two sentences, the Company shall deliver to the Holder of each Note a notice of the increase at least 15 days prior to the date the increased Conversion Rate takes effect, and such notice shall state the increased Conversion Rate and the period during which it will be in effect.

(i)            Notwithstanding anything to the contrary in this Article 14, the Conversion Rate shall not be adjusted:

(i)            upon the issuance of any shares of Common Stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on the Company’s securities and the investment of additional optional amounts in shares of Common Stock under any plan;

(ii)           upon the issuance of any shares of Common Stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by the Company or any of the Company’s Subsidiaries;

(iii)          upon the issuance of any shares of the Common Stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in clause (ii) of this subsection and outstanding as of the date the Notes were first issued;

(iv)         upon the repurchase of any of the Common Stock pursuant to an open market share purchase program or other buy-back transaction, including structured or derivative transactions such as accelerated share repurchase transactions or similar forward repurchase transactions, or other buy-back transaction, that is not a tender offer or exchange offer of the kind described in Section 14.04(e);

(v)          solely for a change in the par value of the Common Stock (if applicable); or

(vi)         for accrued and unpaid interest, if any.

(j)            All calculations and other determinations under this Article 14 shall be made by the Company and shall be made to the nearest one-ten thousandth (1/10,000th) of a share. If an adjustment to the Conversion Rate otherwise required pursuant to Section 14.04(a) through (e) would result in a change of less than one percent to the Conversion Rate, then, notwithstanding the foregoing, the Company may, at its election, defer and carry forward such adjustment, except that all such deferred adjustments must be given effect immediately upon the earliest to occur of the following: (i) when all such deferred adjustments would result in an aggregate change of at least 1% to the Conversion Rate; (ii) on the Conversion Date for any Notes; (iii) on the effective date of any Change of Control and/or Make-Whole Fundamental Change; (iv) the date, if any, on which the Company provides a Mandatory Conversion Notice; and (v) any Mandatory Conversion Date, in each case, unless the adjustment has already been made.

(k)            Whenever the Conversion Rate is adjusted as herein provided, the Company shall promptly deliver to the Trustee (and the Conversion Agent if not the Trustee) an Officers’ Certificate setting forth the Conversion Rate after such adjustment and setting forth a brief statement of the facts requiring such adjustment. Unless and until a Responsible Officer of the Trustee shall have received such Officers’ Certificate, the Trustee shall not be deemed to have knowledge of any adjustment of the Conversion Rate and may assume without inquiry that the last Conversion Rate of which it has knowledge is still in effect. Promptly after delivery of such certificate, the Company shall prepare a notice of such adjustment of the Conversion Rate setting forth the adjusted Conversion Rate and the date on which each adjustment becomes effective and shall deliver such notice of such adjustment of the Conversion Rate to each Holder. Failure to deliver such notice shall not affect the legality or validity of any such adjustment.

(l)            For purposes of this Section 14.04, the number of shares of Common Stock at any time outstanding shall not include shares of Common Stock held in the treasury of the Company so long as the Company does not pay any dividend or make any distribution on shares of Common Stock held in the treasury of the Company, but shall include shares of Common Stock issuable in respect of scrip certificates issued in lieu of fractions of shares of Common Stock.

Section 14.05  Adjustments of Prices. Whenever any provision of this Indenture requires the Company to calculate the Last Reported Sale Prices, or the Daily VWAPs, over a span of multiple days (including, without limitation, the period for determining the Stock Price for purposes of a Make-Whole Fundamental Change), the Board of Directors shall make appropriate adjustments to each to account for any adjustment to the Conversion Rate that becomes effective, or any event requiring an adjustment to the Conversion Rate where the Ex-Dividend Date, Effective Date or expiration date, as the case may be, of the event occurs, at any time during the period when the Last Reported Sale Prices, or the Daily VWAPs, are to be calculated.

Section 14.06  Shares to Be Fully Paid. The Company shall provide, free from preemptive rights, out of its authorized but unissued shares or shares held in treasury, sufficient shares of Common Stock to provide for conversion of the Notes from time to time as such Notes are presented for conversion (assuming delivery of the maximum number of Additional Shares pursuant to Section 14.03 and that at the time of computation of such number of shares, all such Notes would be converted by a single Holder).

Section 14.07  Effect of Recapitalizations, Reclassifications and Changes of the Common Stock.

(a)            In the case of:

(i)            any recapitalization, reclassification or change of the Common Stock (other than changes resulting from a subdivision or combination),

(ii)           any consolidation, merger or combination involving the Company,

(iii)          any Disposition to a third party of the consolidated assets of the Company and the Company’s Subsidiaries substantially as an entirety or

(iv)          any statutory share exchange,

in each case, as a result of which the Common Stock would be converted into, or exchanged for, stock, other securities, other property or assets (including cash or any combination thereof) (any such event, a “Merger Event”), then, at and after the effective time of such Merger Event, the right to convert each $1,000 principal amount of Notes shall be changed into a right to convert such principal amount of Notes into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) that a holder of a number of shares of Common Stock equal to the Conversion Rate immediately prior to such Merger Event would have owned or been entitled to receive (the “Reference Property,” with each “unit of Reference Property” meaning the kind and amount of Reference Property that a holder of one share of Common Stock is entitled to receive) upon such Merger Event and, prior to or at the effective time of such Merger Event, the Company or the successor or purchasing Person, as the case may be, shall execute with the Trustee a supplemental indenture permitted under Section 10.01(g) providing for such change in the right to convert each $1,000 principal amount of Notes; provided, however, that at and after the effective time of the Merger Event (A) the Company shall continue to have the right to determine the form of consideration to be paid or delivered, as the case may be, upon conversion of Notes in accordance with Section 14.02 and (B) (I) any amount payable in cash upon conversion of the Notes in accordance with Section 14.02 shall continue to be payable in cash, (II) any shares of Common Stock that the Company would have been required to deliver upon conversion of the Notes in accordance with Section 14.02 shall instead be deliverable in the amount and type of Reference Property that a holder of that number of shares of Common Stock would have received in such Merger Event and (III) the Daily VWAP shall be calculated based on the value of a unit of Reference Property.

If the Merger Event causes the Common Stock to be converted into, or exchanged for, the right to receive more than a single type of consideration (determined based in part upon any form of stockholder election), then (i) the Reference Property into which the Notes will be convertible shall be deemed to be the weighted average of the types and amounts of consideration actually received by the holders of Common Stock, and (ii) the unit of Reference Property for purposes of the immediately preceding paragraph shall refer to the consideration referred to in clause (i) attributable to one share of Common Stock. If the holders of the Common Stock receive only cash in such Merger Event, then for all conversions for which the relevant Conversion Date occurs after the effective date of such Merger Event (A) the consideration due upon conversion of each $1,000 principal amount of Notes shall be solely cash in an amount equal to the Conversion Rate in effect on the Conversion Date (as may be increased by any Additional Shares pursuant to Section 14.03), multiplied by the price paid per share of Common Stock in such Merger Event and (B) the Company shall satisfy the Conversion Obligation by paying cash to converting Holders on the second Business Day immediately following the relevant Conversion Date. The Company shall notify Holders, the Trustee and the Conversion Agent (if other than the Trustee) of such weighted average as soon as practicable after such determination is made.

The supplemental indenture described in the second immediately preceding paragraph shall provide for anti-dilution and other adjustments that shall be as nearly equivalent as is possible to the adjustments provided for in this Article 14. If, in the case of any Merger Event, the Reference Property includes shares of stock, securities or other property or assets (including cash or any combination thereof) of a Person other than the successor or purchasing corporation, as the case may be, in such Merger Event, then such supplemental indenture shall also be executed by such other Person and shall contain such additional provisions to protect the interests of the Holders of the Notes as the Board of Directors shall reasonably consider necessary by reason of the foregoing, including the provisions providing for the purchase rights set forth in Article 15.

(b)            When the Company executes a supplemental indenture pursuant to Section 14.07(a), the Company shall promptly deliver to the Trustee an Officers’ Certificate briefly stating the reasons therefor, the kind or amount of cash, securities or property or asset that will comprise a unit of Reference Property after any such Merger Event, any adjustment to be made with respect thereto and that all conditions precedent have been complied with, and shall promptly deliver notice thereof to all Holders. The Company shall cause notice of the execution of such supplemental indenture to be delivered to each Holder within 20 days after execution thereof. Failure to deliver such notice shall not affect the legality or validity of such supplemental indenture.

(c)            The Company shall not become a party to any Merger Event unless its terms are consistent with this Section 14.07. None of the foregoing provisions shall affect the right of a holder of Notes to convert its Notes into shares of Common Stock, as set forth in Section 14.01 and Section 14.02 prior to the effective date of such Merger Event.

(d)            The above provisions of this Section 14.07 shall similarly apply to successive Merger Events.

Section 14.08         Prescribed Securities. Notwithstanding anything herein to the contrary, if prior to the date that is five years plus one day from the date on which Notes are authenticated, Holders would otherwise be entitled to receive, upon conversion of the Notes, any property (including cash) or securities that would not constitute “prescribed securities” for the purposes of clause 212(1)(b)(vii)(E) of the Income Tax Act (Canada) as it applied for the 2007 taxation year (referred to herein as “Ineligible Consideration”), such holders shall not be entitled to receive such Ineligible Consideration but the Company or the successor or acquirer, as the case may be, shall have the right (at the sole option of the Company or the successor or acquirer, as the case may be) to deliver either such Ineligible Consideration or “prescribed securities,” for the purposes of clause 212(1)(b)(vii)(E) of the Income Tax Act (Canada) as it applied for the 2007 taxation year, with a market value equal to the market value of such Ineligible Consideration. The Company shall notify Holders, the Trustee and the Conversion Agent (if other than the Trustee) in writing as promptly as practicable following the date the Company publicly announces such transaction but in no event less than 25 Scheduled Trading Days prior to the effective date of such transaction, unless the Company previously agreed to a physical settlement for all such conversions, in which case the Company shall notify Holders, the Trustee and the Conversion Agent (if other than the Trustee) in writing no less than 10 Scheduled Trading Days prior to the anticipated effective date of such transaction. Such notice will also state the consideration into which the Notes will be convertible after the effective date of such transaction. After such notice, the Company or the successor or acquirer, as the case may be, may not change the consideration to be delivered upon conversion of the Notes except in accordance with any other provision of this Indenture.

Section 14.09  Certain Covenants. (a)  The Company covenants that all shares of Common Stock issued upon conversion of Notes will be fully paid and non-assessable by the Company and free from all taxes, liens and charges with respect to the issue thereof.

(b)            The Company covenants that, if any shares of Common Stock to be provided for the purpose of conversion of Notes hereunder require registration with or approval of any Governmental Authority under any federal or state law before such shares of Common Stock may be validly issued upon conversion, the Company will, to the extent then permitted by the rules and interpretations of the SEC, secure such registration or approval, as the case may be.

(c)            The Company further covenants that if at any time the Common Stock shall be listed on any national securities exchange or automated quotation system the Company will use reasonable best efforts to list and keep listed, so long as the Common Stock shall be so listed on such exchange or automated quotation system, any Common Stock issuable upon conversion of the Notes.

Section 14.10  Responsibility of Trustee. The Trustee in any of its capacities hereunder and any other Conversion Agent shall not at any time be under any duty or responsibility to any Holder to determine the Conversion Rate (or any adjustment thereto) or whether any facts exist that may require any adjustment (including any increase) of the Conversion Rate, or with respect to the nature or extent or calculation of any such adjustment when made, or with respect to the method employed, or herein or in any supplemental indenture provided to be employed, in making the same. The Trustee in any of its capacities hereunder and any other Conversion Agent shall not be accountable with respect to the validity or value (or the kind or amount) of any shares of Common Stock, or of any securities, property or cash that may at any time be issued or delivered upon the conversion of any Note; and the Trustee in any of its capacities hereunder and any other Conversion Agent make no representations with respect thereto. Neither the Trustee in any of its capacities hereunder nor any Conversion Agent shall be responsible for any failure of the Company to issue, transfer or deliver any shares of Common Stock or stock certificates or other securities or property or cash upon the surrender of any Note for the purpose of conversion or to comply with any of the duties, responsibilities or covenants of the Company contained in this Article. Without limiting the generality of the foregoing, neither the Trustee in any of its capacities hereunder nor any Conversion Agent shall be under any responsibility to determine the correctness of any provisions contained in any supplemental indenture entered into pursuant to Section 14.07 relating either to the kind or amount of shares of stock or securities or property (including cash) receivable by Holders upon the conversion of their Notes after any event referred to in such Section 14.07 or to any adjustment to be made with respect thereto, but, subject to the provisions of Section 7.01, may accept (without any independent investigation) as conclusive evidence of the correctness of any such provisions, and shall be protected in relying upon, the Officers’ Certificate (which the Company shall be obligated to deliver to the Trustee prior to the execution of any such supplemental indenture) with respect thereto. None of the Trustee in any of its capacities hereunder, the Conversion Agent or any of their agents shall be responsible for monitoring or determining whether any Beneficial Ownership Limitations have been met and shall be entitled to rely conclusively on written notice provided by the Company as to such matters and any other matters with respect to the Common Stock.

Section 14.11  Beneficial Ownership Limitations. (a)  Notwithstanding anything to the contrary in this Indenture, no Holder will be entitled to receive shares of Common Stock upon conversion of Notes (including any Interest Make-Whole Payment or pursuant to any Optional Mandatory Conversion pursuant to Section 16.01), and no conversion of Notes shall take place to the extent (but only to the extent) that such receipt (or conversion) would cause such Holder and its Affiliates (in each case together with any other persons whose beneficial ownership would be aggregated for purposes of Section 13(d) of the Exchange Act, including any “group” of which Holder, its Affiliates or such person is a member) to beneficially own shares in excess of the Beneficial Ownership Limitations. For purposes of the foregoing sentence, the number of shares of Common Stock beneficially owned by the Holder and its Affiliates shall include the number of shares of Common Stock issuable upon conversion of any Notes with respect to which such determination is being made, but shall exclude the number of shares of Common Stock which are issuable upon (i) conversion of the remaining, unconverted principal amount of Notes beneficially owned by the Holder and its Affiliates and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company subject to a limitation on conversion or exercise analogous to the limitation contained herein (including, without limitation, any other Notes) beneficially owned by the Holder and its Affiliates. Except as set forth in the preceding sentence, for purposes of this provision, beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. Any purported delivery of shares of Common Stock upon conversion of the Notes shall be void and have no effect to the extent (but only to the extent) that such delivery would result in the Holder or its Affiliates violating the Beneficial Ownership Limitations in this Section 14.11. Solely for the purpose of this Section 14.11, in the case of Global Notes, “Holder” shall mean a person that holds a beneficial interest in the Notes and not the Depository for such Global Notes or its nominee.

(b)            To the extent that the limitation contained in this provision applies, the determination of whether any Notes are convertible (in relation to other securities beneficially owned by the Holder) and of which principal amount of such Notes are convertible shall be in the sole discretion of the Holder, and the submission of a Notice of Conversion shall be deemed to be the Holder’s determination of whether any Notes may be converted (in relation to other securities beneficially owned by the Holder) and which principal amount such Notes are convertible, in each case subject to the Beneficial Ownership Limitations. To ensure compliance with this restriction, the Holder shall be deemed to represent to the Company each time it delivers a Notice of Conversion that such notice has not violated the restrictions set forth in this Section 14.11 and the Company shall have no obligation to verify or confirm the accuracy of such determination. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder.

(c)            For purposes of this Section 14.11, in determining the number of outstanding shares of Common Stock, the Holder may rely on the number of outstanding shares of Common Stock as stated in the most recent of the following: (i) the Company’s most recent periodic or annual report filed with the Commissions, as the case may be, (ii) a more recent public announcement by the Company, or (iii) a more recent written notice by the Company or the Company’s transfer agent to such Holder setting forth the number of shares of Common Stock outstanding. Upon the written or oral request of a Holder, the Company shall within two Trading Days confirm orally and in writing to the Holder the number of shares of Common Stock then outstanding. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Company, including the Notes, by the Holder since the date as of which such number of outstanding shares of Common Stock was reported.

(d)            The “General Beneficial Ownership Limitation” shall be 9.90% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon conversion of any Notes held by the Holder. The Holder, upon not less than 61 days’ prior written notice to the Company, may elect a beneficial ownership limit as to such Holder (but not as to any other Holder) (such limit, a “Holder Beneficial Ownership Limitation” and together with the General Beneficial Ownership Limitation, the “Beneficial Ownership Limitations”) that is less than or equal to the General Beneficial Ownership Limitation then applicable to the Holders. Any Holder Beneficial Ownership Limitation will be effective as of (i) the issue date for the Notes, for any notice delivered prior to the issuance of such Notes, and (ii) the 61st day after such notice is delivered to the Company in all other cases.

(e)            For as long as the shares of Common Stock are listed on the TSX-V, but not longer, in the event a Holder elects a Holder Beneficial Ownership Limitation that could result in the Holder being entitled to receive a number of shares of Common Stock upon conversion of Notes, upon payment of any Interest Make-Whole Payment, pursuant to any Optional Mandatory Conversion pursuant to Section 16.01, or the issuance of Additional Shares, that would result in the Holder becoming an "Insider" (as defined in the TSX-V corporate finance manual, policies and appendices) of the Corporation upon such issuance, then, if the holder does become entitled to such issuance that would result in the Holder becoming an “Insider”, such issuance will only become effective upon the prior approval of a personal information form and satisfactory completion of a background search for that Holder by the TSX-V, or the waiver of such requirement, with respect to that Holder. In addition, for as long as the shares of Common Stock are listed on the TSX-V, but not longer, in the event that such issuance of shares of Common Stock would "materially affect control" (as defined in the TSX-V) of the Corporation, such issuance will only become effective in accordance with the requirements of the TSX-V.

(f)            Any Notes surrendered for conversion (including pursuant to any Optional Mandatory Conversion pursuant to Section 16.01) for which shares of Common Stock are not delivered due to the Beneficial Ownership Limitations shall not be extinguished and, such Holder may either:

(i)            request return of the Notes surrendered by such Holder for conversion, after which the Company shall deliver such Notes to such Holder within two trading days after receipt of such request; or

(ii)            certify to the Company that the person (or persons) receiving shares of Common Stock upon conversion is not, and would not, as a result of such conversion, become the beneficial owner of shares of Common Stock outstanding at such time in excess of the applicable Beneficial Ownership Limitations, after which the Company shall deliver any such shares of Common Stock withheld on account of such applicable Beneficial Ownership Limitations by the later of (x) the date such shares were otherwise due to such person (or persons) and (y) two Trading Days after receipt of such certification; provided, however, until such time as the affected Holder gives such notice, no person shall be deemed to be the stockholder of record with respect to the shares of Common Stock otherwise deliverable upon conversion in excess of any applicable Beneficial Ownership Limitations. Upon delivery of such notice, the provisions under Section 14.02 shall apply to the shares of Common Stock to be delivered pursuant to such notice.

Section 14.12  Notice to Holders Prior to Certain Actions. In case of any:

(a)            action by the Company or one of its Subsidiaries that would require an adjustment in the Conversion Rate pursuant to Section 14.04 or Section 14.14;

(b)            Merger Event; or

(c)            voluntary or involuntary dissolution, liquidation or winding-up of the Company or any of its Subsidiaries or an Australian Insolvency Event occurs;

then, in each case (unless notice of such event is otherwise required pursuant to another provision of this Indenture), the Company shall cause to be delivered to the Trustee and the Conversion Agent (if other than the Trustee) and to each Holder, as promptly as possible but in any event at least 20 days prior to the applicable date hereinafter specified, a notice stating (i) the date on which a record is to be taken for the purpose of such action by the Company or one of its Subsidiaries or, if a record is not to be taken, the date as of which the holders of Common Stock of record are to be determined for the purposes of such action by the Company or one of its Subsidiaries, or (ii) the date on which such Merger Event, dissolution, liquidation or winding-up is expected to become effective or occur, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their Common Stock for securities or other property deliverable upon such Merger Event, dissolution, liquidation or winding-up. Failure to give such notice, or any defect therein, shall not affect the legality or validity of such action by the Company or one of its Subsidiaries, Merger Event, dissolution, liquidation or winding-up.

Section 14.13  Stockholder Rights Plans. If the Company has a stockholder rights plan in effect upon conversion of the Notes, each share of Common Stock, if any, issued upon such conversion shall be entitled to receive the appropriate number of rights, if any, and the certificates representing the Common Stock issued upon such conversion shall bear such legends, if any, in each case as may be provided by the terms of any such stockholder rights plan, as the same may be amended from time to time. However, if, prior to any conversion of Notes, the rights have separated from the shares of Common Stock in accordance with the provisions of the applicable stockholder rights plan, the Conversion Rate shall be adjusted at the time of separation as if the Company distributed to all or substantially all holders of the Common Stock Distributed Property as provided in Section 14.04(c), subject to readjustment in the event of the expiration, termination or Optional Mandatory Conversion of such rights.

Article 15
offer to repurchase Notes upon change of control

Section 15.01  [Reserved.]

Section 15.02  [Reserved.]

Section 15.03  [Reserved.]

Section 15.04  [Reserved.]

Section 15.05  Offer to Repurchase Upon a Change of Control. If a Change of Control occurs at any time, the Company will be required to offer (“Change of Control Offer”) to repurchase for cash all of such Holder’s Notes, or any portion thereof that is equal to $1,000 or an integral multiple of $1,000, on the date (the “Change of Control Repurchase Date”) specified by the Company that is not less than 20 calendar days or more than 35 calendar days following the date of the Change of Control Company Notice at a repurchase price equal to 100% of the principal amount thereof, plus any accrued and unpaid interest thereon to, but excluding, the Change of Control Repurchase Date (the “Change of Control Repurchase Price”), unless the Change of Control Repurchase Date falls after an Interest Record Date but on or prior to the Interest Payment Date to which such Interest Record Date relates, in which case the Company shall instead pay the full amount of any accrued and unpaid interest to Holders of record as of such Interest Record Date, and the Change of Control Repurchase Price shall be equal to 100% of the principal amount of Notes to be repurchased pursuant to this Section 15.05.

(a)            Upon the commencement of a Change of Control Offer, the Company shall send, or cause to be sent, by first class mail or electronically, a notice to the Trustee, the Collateral Trustee and to each Holder at its registered address. The notice shall contain all instructions and materials necessary to enable such Holder to tender Notes pursuant to the Change of Control Offer. Any Change of Control Offer shall be made to all Holders. The notice, which shall govern the terms of the Change of Control Offer, shall state:

(A)            that the Change of Control Offer is being made pursuant to this Section 15.05 and that, to the extent lawful, all Notes tendered and not withdrawn shall be accepted for payment;

(B)            the Change of Control Repurchase Price, and the date on which Notes tendered and accepted for payment shall be purchased, which date shall be at least 30 days and not later than 60 days from the date such notice is mailed (the “Change of Control Repurchase Payment Date”);

(C)            that any Notes not tendered or accepted for payment shall continue to accrue interest in accordance with the terms thereof;

(D)            that, unless the Company defaults in making such payment, any Notes accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest on and after the Change of Control Repurchase Payment Date;

(E)            that Holders electing to have any Notes purchased pursuant to any Change of Control Offer shall be required to surrender the Notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the Note completed, to the Trustee at the address specified in the notice at least three Business Days before the Change of Control Repurchase Date;

(F)            that Holders shall be entitled to withdraw their election if the Trustee receives, not later than three Business Days prior to the Change of Control Payment Date, a notice setting forth the name of the Holder, the principal amount of the Note the Holder delivered for purchase and a statement that such Holder is withdrawing its election to have such Note purchased; and

(G)            that Holders whose Notes were purchased only in part shall be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered (or transferred by book-entry).

(ii)            If the Change of Control Payment Date is on or after a record date and on or before the related interest payment date, any accrued and unpaid interest shall be paid to the Person in whose name a Note is registered at the close of business on such record date, and no additional interest shall be payable to Holders who tender Notes pursuant to the Change of Control Offer.

(iii)          On the Change of Control Payment Date, the Issuer will, to the extent permitted by law,

(A)            accept for payment all Notes issued by it or portions thereof properly tendered pursuant to the Change of Control Offer,

(B)            deposit with the Trustee an amount equal to the aggregate Change of Control payment in respect of all Notes or portions thereof so tendered, and

(C)            deliver, or cause to be delivered, to the Trustee for cancellation the Notes so accepted together with an Officer’s Certificate to the Trustee stating that such Notes or portions thereof have been tendered to and purchased by the Company.

(b)            The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this Section 15.05 hereof, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this Section 15.05 by virtue of such compliance.

(c)            For the avoidance of doubt, the provisions of this Indenture related to the Company’s obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the Holders of a majority in aggregate principal amount of the then outstanding Notes.

(d)            Notwithstanding the foregoing, no Notes may be repurchased by the Company on any date upon a Change of Control if the principal amount of the Notes has been accelerated, and such acceleration has not been rescinded, on or prior to such date (except in the case of an acceleration resulting from a Default by the Company in the payment of the Change of Control Repurchase Price with respect to such Notes). The Paying Agent will promptly return to the respective Holders thereof any Physical Notes or Uncertificated Notes held by it during the acceleration of the Notes (except in the case of an acceleration resulting from a Default by the Company in the payment of the Change of Control Repurchase Price with respect to such Notes), or any instructions for book-entry transfer of the Notes in compliance with the applicable procedures of the Depositary shall be deemed to have been cancelled, and, upon such return or cancellation, as the case may be, the Change of Control Repurchase Notice with respect thereto shall be deemed to have been withdrawn.

(e)            Notwithstanding anything to the contrary in this Section 15.05, the Company shall not be required to repurchase or make an offer to repurchase the Notes upon a Change of Control if a third party makes such an offer in the same manner, at the same time and otherwise in compliance with the requirements for an offer made by the Company as set forth in this Indenture, and such third party purchases all Notes properly surrendered and not validly withdrawn under its offer in the same manner, at the same time and otherwise in compliance with the requirements for an offer made by the Company as set forth in this Indenture.

(f)            To the extent that, as a result of a change in law occurring after the first date on which the Notes are issued, the provisions of any applicable securities laws or regulations conflict with the provisions of this Indenture relating to the Company’s obligations to offer to purchase the Notes upon a Change of Control, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under such provisions of this Indenture by virtue of such conflict.

Article 16
Optional Mandatory Conversion

Section 16.01  Optional Mandatory Conversion. The Company may elect at its option to cause all or a portion of the Notes to be mandatorily converted (an “Optional Mandatory Conversion”) after the second anniversary of the Issue Date and prior to the close of business on the Business Day immediately preceding the Maturity Date if (i) the Last Reported Sale Price of the Common Stock has been at least 150% of the Conversion Price then in effect for at least 20 Trading Days (whether or not consecutive) during any 30 consecutive Trading Day period (including the last Trading Day of such period) ending on, and including, the Trading Day immediately preceding the date on which the Company provides the Mandatory Conversion Notice in accordance with Section 16.02 (any such period, a “Mandatory Conversion Trigger Period”), (ii) the shares of Common Stock issuable upon any conversion of the Notes would, at the time of such Mandatory Conversion Notice, be unrestricted shares that are freely tradable by Holders other than the Company’s Affiliates (or Holders that were the Company’s Affiliates at any time during the three immediately preceding months) pursuant to applicable Canadian Securities Law and the rules of any stock exchange on which the securities of the Issuer may then be listed, and an effective registration statement that has been declared effective under the Securities Act with a current prospectus available for immediate sale, (iii) the Common Stock is listed on the TSX-V, The Toronto Stock Exchange, NEO Exchange Inc., The New York Stock Exchange, the NYSE American, The Nasdaq Capital Market, The Nasdaq Global Market or The Nasdaq Global Select Market (or any of their respective successors) (each, an “Eligible Market”) and has not been suspended from trading on the applicable Eligible Market (other than suspensions of not more than two Trading Days and occurring before the applicable date of determination due to business announcements by the Company), (iv) the delisting or suspension of the Common Stock is not pending and has not been threatened in writing by the applicable Eligible Market, and the Company is not then in violation of the then effective minimum listing maintenance requirements of such Eligible Market, (v) all shares of Common Stock issuable upon Optional Mandatory Conversion may be issued in full without violating the listing rules of the Eligible Market on which the Common Stock is then listed or trading, and (vi) the Company has not defaulted on its obligation to convert any Note before the date the Company sends the Mandatory Conversion Notice, and no Event of Default has occurred and is continuing; provided, that the Company will, in addition to the other consideration payable or deliverable in connection with such conversion, pay the Interest Make-Whole Payment in accordance with Section 14.02(i).

Section 16.02  Notice of Optional Mandatory Conversion; Selection of Notes. (a)  In case the Company exercises its Optional Mandatory Conversion right to convert all or, as the case may be, any part of the Notes pursuant to Section 16.01, it shall fix a date for Optional Mandatory Conversion (each, a “Mandatory Conversion Date”) and it or, at its written request received by the Trustee not less than 45 Scheduled Trading Days prior to the Mandatory Conversion Date (or such shorter period of time as may be acceptable to the Trustee), the Trustee, in the name of and at the expense of the Company, shall deliver or cause to be delivered a notice of such Optional Mandatory Conversion (a “Mandatory Conversion Notice”) not less than 30 nor more than 45 Scheduled Trading Days prior to the Mandatory Conversion Date to the Conversion Agent (if other than the Trustee) and each Holder of Notes so to be converted as a whole or in part; provided, however, that, if the Company shall give such notice, it shall also give written notice of the Mandatory Conversion Date to the Trustee and the Conversion Agent. The Mandatory Conversion Date must be a Business Day.

If any of the conditions in Section 16.01 cease to be satisfied at any time after the Company sends a Mandatory Conversion Notice, the Company will promptly (and no later than the scheduled Mandatory Conversion Date) notify the Holders and the Trustee (and the Paying Agent, if not also the Trustee) of the same, specifying that the Optional Mandatory Conversion ceases to apply. Except as set forth in the preceding sentence, the Company’s issuance of a Mandatory Conversion Notice will be irrevocable. For the avoidance of doubt, the Company shall have no right to convert a Holder’s Notes in connection with an Optional Mandatory Conversion if such conversion would result in such Holder exceeding the Beneficial Ownership Limitations.

(b)            The Mandatory Conversion Notice, if delivered in the manner herein provided, shall be conclusively presumed to have been duly given, whether or not the Holder receives such notice. In any case, failure to give such Mandatory Conversion Notice by mail or any defect in the Mandatory Conversion Notice to the Holder of any Note designated for Optional Mandatory Conversion as a whole or in part shall not affect the validity of the proceedings for the Optional Mandatory Conversion of any other Note.

(c)            Each Mandatory Conversion Notice shall specify:

(i)            the Mandatory Conversion Date;

(ii)           the aggregate principal amount of Notes to be mandatorily converted;

(iii)          the Conversion Rate and Conversion Price then in effect;

(iv)          that on and after the Mandatory Conversion Date interest on the Notes to be converted will cease to accrue;

(v)           the procedures a converting Holder must follow to convert its Notes;

(vi)          the name and address of each Paying Agent and Conversion Agent and the place or places where such Notes are to be surrendered for conversion;

(vii)         a calculation of the amount of the Interest Make-Whole Payment;

(viii)        the CUSIP, ISIN or other similar numbers, if any, assigned to such Notes; and

(ix)           in case any Note is to be converted in part only, the portion of the principal amount thereof to be converted and on and after the Mandatory Conversion Date, upon surrender of such Note, a new Note in principal amount equal to the unconverted portion thereof shall be issued.

(d)            If any Optional Mandatory Conversion involves fewer than all of the then outstanding Notes, the Company shall select the Notes to be mandatorily converted (such that the principal amount of a Holder’s Note not to be converted equals $1,000 or an integral multiple of $1,000 in excess thereof) as follows: (1) in the case of Global Notes, in accordance with Applicable Procedures; and (2) in the case of Definitive Notes, pro rata, by lot or by such other method as the Trustee shall deem fair and appropriate. To the extent any Note or portion thereof selected for Optional Mandatory Conversion is thereafter submitted for voluntary conversion pursuant to Section 14.01, the portion of such Note submitted for voluntary conversion shall be deemed (so far as may be possible) to be from the portion selected for the Optional Mandatory Conversion (with any remaining portion being voluntarily converted pursuant to Section 14.01 hereof). Notwithstanding the foregoing, to the extent that, prior to a Mandatory Conversion Date, the Holder has the right to elect to have any Notes purchased pursuant to any Change of Control Offer and, prior to the close of business on the third Business Day immediately preceding the Mandatory Conversion Date, the Holder validly makes such election in respect of any of its Notes, any such Notes subject to such election shall not be subject to Optional Mandatory Conversion pursuant to such Mandatory Conversion Notice, regardless of whether such Notes have been previously selected by the Trustee for Optional Mandatory Conversion. In such event, the Trustee shall be entitled to select replacement Notes to be mandatorily converted in accordance with the same procedures set forth above.

Section 16.03  Optional Mandatory Conversion Procedures. (a)  Each Holder of a Note, by such Holder’s acceptance thereof, agrees to take or cause to be taken the following actions prior to the Mandatory Conversion Date in respect of its Notes subject to an Optional Mandatory Conversion: (i) if a Definitive Note, surrender the mandatorily converted Note to the Conversion Agent (or in respect of a Global Note, take any actions required for the surrender of a beneficial interest in such Note pursuant to the Applicable Procedures), (ii) furnish such endorsements and transfer documents reasonably required by the Registrar, the Conversion Agent or the Applicable Procedures, (iii) pay any transfer or other tax, if required, (iv) if the Note is a Global Note, complete and deliver to the Depositary any required instructions pursuant to the applicable procedures of the Depositary and (v) such other actions necessary to effectuate the Optional Mandatory Conversion as may be reasonably requested by the Company. In the event that a Holder does not take any of the actions set forth in the immediately preceding sentence prior to the Mandatory Conversion Date, each Holder of a Note, by such Holder’s acceptance thereof, authorizes and directs the Company to take any action on such Holder’s behalf to effectuate the Optional Mandatory Conversion and appoints the Company such Holder’s attorney-in-fact for any and all such purposes.

(b)            With respect to any Notes subject to Optional Mandatory Conversion on the Mandatory Conversion Date, the Company will deliver to the Holders of such Notes the applicable conversion consideration in accordance with Section 14.02 and Section 14.13, as applied mutatis mutandis to such Optional Mandatory Conversion.

(c)            Upon the Mandatory Conversion Date, unless the Company defaults or otherwise fails in delivering or paying the amounts due pursuant to such Optional Mandatory Conversion, interest on the Notes or portion of Notes so called for the Optional Mandatory Conversion shall cease to accrue and the Holders thereof shall have no right in respect of such Notes except the right to receive the shares of Common Stock and cash, if any, to which they are entitled pursuant to this Section 16.03. Upon a conversion pursuant to this Section 16.03, the Person in whose name such shares of Common Stock will be registered will become the Holder of record of such shares of Common Stock at the close of business on the Mandatory Conversion Date for such Note.

(d)            For so long as the conversion of any Notes that would have been subject to Optional Mandatory Conversion but for the limitations set forth in Section 14.12 are unable to be so converted, the Company shall be entitled, by delivery of an updated Mandatory Conversion Notice (prepared and calculated as of such date) within five Business Days after receipt of a Beneficial Ownership Certificate from the applicable Holder, to cause all or a portion of such Notes (to the extent still held by such Holder or its Affiliates and such conversion would not result such Holder exceeding the Beneficial Ownership Limitations) to be converted pursuant to this Section 16.03; provided that the requirement the Last Reported Sale Price of Common Stock during a Mandatory Conversion Trigger Period equals or exceeds the 150%, shall be disregarded.

(e)            To the extent that a Holder’s conversion of Notes pursuant to an Optional Mandatory Conversion was limited by the Beneficial Ownership Limitations continues to hold Notes thereafter, such Holder shall, within three Business Days following the end of each fiscal quarter, commencing with the fiscal quarter in which an Optional Mandatory Conversion of Notes held by such Holder was first limited by the Beneficial Ownership Limitations, certify in writing to the Company its beneficial ownership of shares of Common Stock (the “Beneficial Ownership Certificate”). The provisions of this paragraph will not affect the rights of any Holder of Notes who fails to deliver a Beneficial Ownership Certificate as required pursuant to this Section 16.03(e).

(f)            If any of the provisions of this Section 16.03 are inconsistent with applicable law or, in the case of Global Notes, the Applicable Procedures, at the time of such Optional Mandatory Conversion, such applicable law and applicable procedures of the Depositary shall govern.

Article 17
[Reserved.]

(a)            [Reserved.]

Article 18
COLLATERAL

Section 18.01  Note Security Documents. (a)  Subject to Section 7.01, none of the Collateral Trustee or the Trustee in any of its capacities hereunder nor any of their respective officers, directors, employees, attorneys or agents makes any representations as to and shall not be responsible or liable for the existence, genuineness, value, protection or condition of any of the Collateral or as to the security afforded or intended to be afforded thereby, hereby or by any of the Note Security Documents, or for the legality, sufficiency, effectiveness, validity, perfection, priority or enforceability of the Liens or any other security interests in any of the Collateral created or intended to be created by any of the Note Security Documents, whether impaired by operation of law or by reason of any action or omission to act on its part hereunder, for the validity or sufficiency of any of the Note Security Documents or any agreement or assignment contained in any thereof, for the validity of the title of the Company to the Collateral, for insuring the Collateral or for the payment of taxes, charges, assessments or Liens upon the Collateral or otherwise as to the maintenance of the Collateral or any defect or deficiency as to any such matters.

(b)            If the Company or any Guarantor acquires any assets or property that are required to become Collateral pursuant to this Indenture or the Note Security Documents or any Subsidiary is required to become a Guarantor pursuant to Section 4.13, the Company or such Guarantor shall promptly (and in any event within 45 days after such acquisition or requirement to become a Guarantor commences, or such later date as the Collateral Trustee may approve) execute a joinder to the applicable Note Security Documents and take all steps necessary to validly perfect such Lien (to the extent required by the Note Security Documents), and the Trustee and the Collateral Trustee, as applicable, are authorized and directed to execute any documentation consistent therewith.

(c)            The Company and each Guarantor shall execute such further documents, financing statements, agreements and instruments, and take all commercially reasonable further actions (including the filing and recording of financing statements or amendments or continuation statements in respect thereof), that may be required under any applicable law, to ensure that the Liens of the Note Security Documents on the Collateral remain perfected (to the extent required by the Note Security Documents) with the priority required by the Note Security Documents, all at the expense of the Company and Guarantors and provide to the Collateral Trustee and the Trustee, from time to time upon reasonable request, evidence reasonably satisfactory to the Collateral Trustee and the Trustee as to the perfection and priority of the Liens created or intended to be created by the Note Security Documents. It being understood and agreed that the Company and Guarantors shall not be required to provide, and the Collateral Trustee shall not request, any additional Liens in respect of any Excluded Property.

Section 18.02  Collateral Trustee. (a)  The Collateral Trustee shall have all the rights (including indemnification rights), powers, benefits, privileges, protections, indemnities and immunities provided in the Note Security Documents and, additionally, shall have all the rights (including indemnification rights), benefits, privileges, protections, indemnities and immunities in its dealings under the Note Security Documents as are provided to the Trustee under this Indenture and under applicable law, all of which are incorporated herein mutatis mutandis.

(b)            Except as required or permitted by the Note Security Documents, the Holders, by accepting a Note, acknowledge that the Collateral Trustee will not be obligated:

(i)            to act upon directions purported to be delivered to it by any Person, except in accordance with the Note Security Documents;

(ii)           to foreclose upon or otherwise enforce any Lien granted pursuant to the Note Security Documents; or

(iii)          to take any other action whatsoever with regard to any or all of the Note Security Documents (including any Lien granted thereunder) or Collateral.

(c)            The Collateral Trustee will act pursuant to the written instructions of the Holders and the Trustee with respect to the Collateral. For the avoidance of doubt, the Collateral Trustee will have no discretion under this Indenture or the Note Security Documents and will not be required to make or give any determination, consent, approval, request or direction without the written direction of the Holders of a majority in aggregate principal amount of the then outstanding Notes or the Trustee, as applicable. After the occurrence of an Event of Default, the Trustee may (but will not be obligated to) direct the Collateral Trustee in connection with any action required or permitted by this Indenture.

(d)            None of the Collateral Trustee or any of its Affiliates will be liable for any action taken or omitted to be taken by any of them under or in connection with this Indenture or the transactions contemplated hereby (except for its own gross negligence or willful misconduct as determined by a final order of a court of competent jurisdiction).

(e)            Other than in connection with a release of Collateral permitted under Section 18.04 or as may be required by Section 9.02, in each case that the Collateral Trustee may or is required hereunder to take any action (an “Action”), including without limitation to make any determination, to give consents, to exercise rights, powers or remedies, to release or sell Collateral or otherwise to act hereunder, the Collateral Trustee may seek direction from the Holders of a majority in aggregate principal amount of the then outstanding Notes. The Collateral Trustee will not be liable with respect to any Action taken or omitted to be taken by it in accordance with the direction from the Holders of a majority in aggregate principal amount of the then outstanding Notes. If the Collateral Trustee requests direction from the Holders of a majority in aggregate principal amount of the then outstanding Notes with respect to any Action, the Collateral Trustee will be entitled to refrain from such Action until the Collateral Trustee will have received direction from the Holders of a majority in aggregate principal amount of the then outstanding Notes, and the Collateral Trustee will not incur liability to any Person by reason of so refraining.

(f)            Neither the Trustee in any of its capacities hereunder nor the Collateral Trustee will be responsible for the existence, genuineness or value of any of the Collateral or for the validity, perfection, priority or enforceability of the Liens in any of the Collateral, whether impaired by operation of law or by reason of any action or omission to act on its part hereunder, for the validity or sufficiency of the Collateral or any agreement or assignment contained therein, for the validity of the title of any grantor to the Collateral, for insuring the Collateral or for the payment of taxes, charges, assessments or Liens upon the Collateral or otherwise as to the maintenance of the Collateral. The Trustee in any of its capacities hereunder and Collateral Trustee hereby disclaim any representation or warranty to the present and future Holders of Notes concerning the perfection of the liens granted hereunder or in the value of any of the Collateral.

(g)            In the event that the Collateral Trustee is required to acquire title to an asset for any reason, or take any managerial action of any kind in regard thereto, in order to carry out any fiduciary or trust obligation for the benefit of another, which in the Collateral Trustee’s sole discretion may cause the Collateral Trustee, as applicable, to be considered an “owner or operator” under any environmental laws or otherwise cause the Collateral Trustee to incur, or be exposed to, any environmental liability or any liability under any other federal, state, provincial or local law or expose the Collateral Trustee to reputational harm, the Collateral Trustee reserves the right, instead of taking such action, either to resign as Collateral Trustee or to arrange for the transfer of the title or control of the asset, at the expense of the Company, to a court appointed receiver, or to take any other actions that would prevent the Collateral Trustee from attracting liability or exposing it to reputational harm. The Collateral Trustee will not be liable to any Person for any environmental claims or any environmental liabilities or contribution actions under any federal, state, provincial or local law, rule or regulation, including any Environmental Laws, by reason of the Collateral Trustee’s actions, omissions and conduct as authorized, empowered and directed hereunder or relating to any kind of discharge, release, leak, spill, migration, emission or deposit, or threatened discharge, release, leak, spill, migration, emission or deposit, of any hazardous materials into the environment.

(h)            The Collateral Trustee is entitled to compensation, reimbursement and indemnity as set forth in Section 7.06.

(i)            The Collateral Trustee will not be deemed to have knowledge of any fact or matter (including, without limitation, a Default or Event of Default) unless such fact or matter is actually known to a Responsible Officer of the Collateral Trustee.

Section 18.03  Authorization of Actions to be Taken. (a)  Each Holder of Notes, by its acceptance thereof, (i) consents and agrees to the terms of each Note Security Document, as originally in effect and as amended, supplemented or replaced from time to time in accordance with its terms or the terms of this Indenture, (ii) authorizes and directs the Trustee and the Collateral Trustee to enter into the Note Security Documents to which it is a party, (iii) authorizes and empowers the Trustee and the Collateral Trustee to bind the Holders of Notes as set forth in the Note Security Documents to which it is a party and to perform its obligations and exercise its rights and powers thereunder and (iv) in respect of the Australian Security Documents, authorizes that the Collateral Trustee may (but is not obliged to) exercise its rights and powers in its capacity as trustee as it considers to be in the best interests of Holders as a whole (as beneficiaries) and if an administrator is appointed under Part 5.3A of the Australian Corporations Act to an Australian Subsidiary, and the Collateral Trustee has not received written instructions in time to enable it to appoint an Australian Controller under the relevant Australian Security Document within the ‘decision period’ (as defined in the Australian Corporations Act), then despite any other provision of this Indenture or any other Transaction Document to the contrary, the Collateral Trustee must appoint an Australian Controller within that ‘decision period’ (as defined in the Australian Corporations Act). Whether or not expressly provided in any Note Security Document, in entering and acting thereunder, the Collateral Trustee (and the Trustee, if applicable) shall be entitled to all of the rights, privileges, immunities and indemnities set forth in this Indenture.

(b)            The Trustee is authorized and empowered to receive for the benefit of the Holders of Notes any funds collected or distributed to the Collateral Trustee under the Note Security Documents and, subject to the terms of the Note Security Documents, to make further distributions of such funds to the Holders of Notes according to the provisions of this Indenture and the Note Security Documents.

(c)            Subject to the provisions of Section 7.01 and the Note Security Documents, the Trustee may (but shall not be obligated to), in its sole discretion and without the consent of the Holders, direct, on behalf of the Holders, the Collateral Trustee to take all actions it deems necessary or appropriate in order to:

(i)            foreclose upon or otherwise enforce any or all of the Liens granted pursuant to the Note Security Documents;

(ii)           enforce any of the terms of the Note Security Documents to which the Collateral Trustee or the Trustee is a party; or

(iii)          collect and receive payment of any and all Note Obligations hereunder.

At the Company’s sole cost and expense, the Trustee is hereby authorized and empowered and directed by each Holder of Notes (by its acceptance thereof) to institute and maintain, or direct the Collateral Trustee to institute and maintain, such suits and proceedings as it may deem reasonably expedient to protect or enforce the Note Security Documents or the Liens granted thereunder or to prevent any impairment of Collateral by any acts that may be unlawful or in violation of the Note Security Documents or this Indenture, and such suits and proceedings as the Trustee may deem reasonably expedient, at the Company’s sole cost and expense, to preserve or protect its interests and the interests of the Holders in the Collateral, including power to institute and maintain suits or proceedings to restrain the enforcement of or compliance with any legislative or other governmental enactment, rule or order that may be unconstitutional or otherwise invalid if the enforcement of, or compliance with, such enactment, rule or order would impair the Liens granted pursuant to the Note Security Documents or be prejudicial to the interests of Holders or the Trustee.

Section 18.04  Release of Collateral. The Collateral Trustee’s Liens upon the Collateral will no longer secure the Notes and Guarantees outstanding under this Indenture or any other Obligations under this Indenture (including the Note Obligations), and the right of the Holders of the Notes and such Obligations (including the Note Obligations) to the benefits and proceeds of the Collateral Trustee’s Liens on the Collateral will automatically terminate and be discharged:(i)         in whole, as to all property subject to such Liens which has been taken by eminent domain, condemnation or other similar circumstances;

(ii)           in whole, as to all property subject to such Liens, upon:

 payment or satisfaction in full in cash of the principal of, accrued and unpaid interest and premium, if any, and such other amounts due on the Notes and the payment in full in cash of all other Note Obligations; or

 satisfaction and discharge of this Indenture as set forth in Article 3 hereof;

(iii)           in part, as to any property that (A) is sold, transferred or otherwise disposed of by the Company or one of the Guarantors in a transaction permitted under Section 4.10 and not otherwise prohibited by this Indenture, at the time of such Disposition, to the extent of the interest Disposed of; provided, in each case, that any products or proceeds received by the Company or a Guarantor in respect of any such Collateral shall continue to constitute Collateral to the extent required by this Indenture and the Note Security Documents, or (B) is owned or at any time acquired by a Guarantor that has been released from its Guarantee (and any guarantee of other Note Obligations), concurrently with the release of such Guarantee (and any guarantee of other Note Obligations);

(iv)          as to property that constitutes all or substantially all of the Collateral securing the Note Obligations, with the consent of a majority of the Holders (including, without limitation, consents obtained in connection with a tender offer or exchange offer for, or purchase of, Notes); or

(v)          as to property that constitutes less than all or substantially all of the Collateral securing the Note Obligations, with the consent of a majority of the Holders (including, without limitation, consents obtained in connection with a tender offer or exchange offer for, purchase of, the Notes).

Upon receipt of an Officers’ Certificate and Opinion of Counsel certifying that all conditions precedent and covenants under this Indenture, including the specific conditions precedent set forth in any of sub-paragraphs (i) through (v) above, as applicable, and the Transaction Documents, if any, relating to such release have been complied with, and any necessary or proper instruments of termination, satisfaction or release prepared by the Company and satisfactory to the Trustee and Collateral Trustee, the Trustee shall, or shall cause the Collateral Trustee to, execute, deliver or acknowledge (at the Company’s expense) such instruments or releases to evidence the release of any Collateral permitted to be released pursuant to this Indenture or the Transaction Documents. Neither the Trustee nor the Collateral Trustee shall be liable for any such release undertaken in good faith in reliance upon any such Officers’ Certificate and Opinion of Counsel; and notwithstanding any term hereof or in any Transaction Document to the contrary, the Trustee and the Collateral Trustee shall not be under any obligation to release any such Lien and security interest, or execute and deliver any such instrument of release, satisfaction or termination, unless and until it receives such Officers’ Certificate and Opinion of Counsel.

(b)            The release of any Collateral from the terms of the Transaction Documents, or the release, in whole or in part, of the Liens created by the Note Security Documents, will not be deemed to impair the Guarantees and security under this Indenture in contravention of the provisions hereof and of the Note Security Documents if and to the extent that the Collateral is released pursuant to this Indenture and the Transaction Documents, and any Person that is required to deliver an Officers’ Certificate shall be entitled to rely upon the foregoing as a basis for delivery of such certificate.

Section 18.05  Use of Collateral. (a)  Unless an Event of Default shall have occurred and be continuing and the Collateral Trustee shall have commenced enforcement of remedies under the Note Security Documents, except to the extent otherwise provided in the Note Security Documents or this Indenture, the Company and the Guarantors will have the right to remain in possession and retain exclusive control of the Collateral to alter or repair the Collateral, to freely operate the Collateral and to collect, invest and dispose of any income thereon.

(b)            Notwithstanding the foregoing, the Company and the Guarantors may, among other things, without any release or consent by the Trustee or the Collateral Trustee, use and dispose of the Collateral in any lawful manner to the extent permitted by provisions of this Indenture.

(c)            The release of any Collateral from the terms of this Indenture will not be deemed to impair the security under this Indenture in contravention of provisions hereof if and to the extent the Collateral is released pursuant to the terms hereof.

Section 18.06  Powers Exercisable by Receiver or Trustee. In case the Collateral shall be in the possession of a receiver or trustee, lawfully appointed, the powers conferred in this Article 18 upon the Company or a Guarantor with respect to the release or Disposition of such property may be exercised by such receiver or trustee, and an instrument signed by such receiver or trustee shall be deemed the equivalent of any similar instrument of the Company or a Guarantor or of any officer or officers thereof required by the provisions of this Article 18; and if the Trustee or the Collateral Trustee shall be in the possession of the Collateral under any provision of this Indenture, then such powers may be exercised by the Trustee or the Collateral Trustee, as the case may be.

Section 18.07  Voting. In connection with any matter under the Security Agreement requiring a vote of holders of Note Obligations, the holders of such Note Obligations shall be treated as a single class and the Holders shall cast their votes in accordance with this Indenture. The amount of the Notes to be voted by the Holders will equal the aggregate outstanding principal amount of the Notes. Following and in accordance with the outcome of the applicable vote under this Indenture, the Trustee shall vote the total amount of the Notes as a block in respect of any vote under the Security Agreement.

Section 18.08  Appointment and Authorization of Glas Trust Company LLC as Collateral Trustee. (a) GLAS Trust Company LLC is hereby designated and appointed as the Collateral Trustee (in such capacity, the “Collateral Trustee”) of the Holders under the Note Security Documents, and is authorized as the Collateral Trustee for such Holders to execute and enter into each of the Transaction Documents and all other instruments relating to the Note Security Documents and (i) to take action and exercise such powers and remedies as are expressly required or permitted hereunder and under the Note Security Documents and all instruments relating hereto and thereto, (ii) to exercise such powers and perform such duties as are, in each case, expressly delegated to the Collateral Trustee by the terms hereof and thereof, together with such other powers as are reasonably incidental hereto and thereto, and (iii) in the case of the Australian Security Documents, declares that it holds and will continue to hold the benefit of each of the Australian Security Documents on trust for the Holders, the Trustee and the Collateral Trustee (as beneficiaries).

(b)            Notwithstanding any provision to the contrary elsewhere in this Indenture or the Note Security Documents, the Collateral Trustee shall not have (i) any duties or responsibilities except those expressly set forth herein or therein or (ii) any fiduciary relationship with any Holder, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Indenture or any Note Security Document or otherwise exist against the Collateral Trustee.

(c)            Beyond the exercise of reasonable care in the custody of the collateral in its possession, the Collateral Trustee will have no duty as to any Collateral in its possession or control or in the possession or control of any agent or bailee or any income thereon or as to preservation of rights against prior parties or any other rights pertaining thereto. The Collateral Trustee will be deemed to have exercised reasonable care in the custody of the Collateral in its possession if the Collateral is accorded treatment substantially equal to that which it accords its own property, and the Collateral Trustee will not be liable or responsible for any loss or diminution in the value of any of the Collateral by reason of the act or omission of any carrier, forwarding agency or other agent or bailee selected by the Collateral Trustee in good faith.

Section 18.09  Release Upon Termination of the Company’s Obligations. In the event that the Company delivers to the Trustee, in form and substance acceptable to it, an Officers’ Certificate and an Opinion of Counsel certifying that all the obligations (including all Note Obligations) under this Indenture, the Notes and the Note Security Documents have been satisfied and discharged by the payment in full in cash of the Note Obligations, and all such obligations have been so satisfied, (i) the Liens granted pursuant to the Note Security Documents shall automatically terminate and be released, (ii) the Trustee shall deliver to the Company and the Collateral Trustee a notice stating that the Trustee, on behalf of the Holders, disclaims and gives up any and all rights it has in or to the Collateral, and any rights it has under the Note Security Documents, and (iii) the Trustee and the Collateral Trustee shall do or cause to be done all acts reasonably requested by the Company to evidence or give public notice of the release of such Lien as soon as is commercially reasonable.

Section 18.10  Australian PPSA Security Interests. (1) Each Note Party agrees and acknowledges that the Transaction Documents give rise, or may give rise, to one or more Australian PPSA Security Interests. (2) To the extent that any such Australian PPSA Security Interest can be perfected by control (as defined in Part 2.3 of the Australian PPSA, each Note Party must do anything required by the Trustee to enable it to control (as defined in Part 2.3 of the Australian PPSA) such personal property for the purposes of section 340(2)(b) of the Australian PPSA.

Section 18.11  Exclusion of certain provisions of the Australian PPSA. (1) Where the Trustee has an Australian PPSA Security Interest under any Transaction Document, to the extent the law permits, (i) for the purposes of sections 115(1) and 115(7) of the Australian PPSA, (y) the Trustee need not comply with sections 95, 118, 121(4), 125, 130, 132(3)(d) or 132(4) of the Australian PPSA, and (x) sections 142 and 143 of the Australian PPSA are excluded, (ii) for the purposes of section 115(7) of the Australian PPSA, the Trustee need not comply with sections 132 and 137(3), (iii) each Note Party waives its right to receive from the Trustee any notice required under the Australian PPSA (including a verification statement or notice of a verification statement under section 157 of Australian PPSA), (iv) if the Trustee exercises a right, power or remedy in connection with the Australian PPSA, that exercise is taken not to be an exercise of a right, power or remedy under the Australian PPSA unless the Trustee states otherwise at the time of exercise, however does not apply to a right, power or remedy which can only be exercised under the Australian PPSA, (v) if the Australian PPSA is amended to permit the parties to the Transaction Documents to agree not to comply with or to exclude any other provisions of the Australian PPSA, the Trustee may notify the Company that any such provisions are excluded, or that the Trustee need not comply with any such provisions. (2) The provisions of this Section 18.11 shall apply notwithstanding anything to the contrary in this Indenture or other Transaction Documents, and do not affect any rights a person has or would have other than by reason of the Australian PPSA. (3) For the purposes of this Section 18.11, all references to “sections” are to sections of the Australian PPSA.

Article 19
MISCELLANEOUS PROVISIONS

Section 19.01  Provisions Binding on Company’s Successors. All the covenants, stipulations, promises and agreements of the Company contained in this Indenture shall bind its successors and assigns whether so expressed or not.

Section 19.02  Official Acts by Successor Corporation. Any act or proceeding by any provision of this Indenture authorized or required to be done or performed by any board, committee or Officer of the Company shall and may be done and performed with like force and effect by the like board, committee or officer of any corporation or other entity that shall at the time be the lawful sole successor of the Company.

Section 19.03  Addresses for Notices, Etc. Any notice or demand that by any provision of this Indenture is required or permitted to be given or served by the Trustee or by the Holders on the Company shall be deemed to have been sufficiently given or made, for all purposes if given or served by being deposited postage prepaid by registered or certified mail in a post office letter box addressed or sent by overnight courier (until another address is filed by the Company with the Trustee) to ELECTRA BATTERY MATERIALS CORPORATION, 133 Richmond Street W, Suite 602, Toronto, ON, Canada, M5H 2L3, Attention: Corporate Secretary. Any notice, direction, request or demand hereunder to or upon the Trustee or the Collateral Trustee shall be deemed to have been sufficiently given or made, for all purposes, if given or served by being deposited postage prepaid by registered or certified mail in a post office letter box or sent by overnight courier addressed to the Corporate Trust Office.

The Trustee and the Collateral Trustee agree to accept and act upon written instructions or directions pursuant to this Indenture sent by unsecured e-mail or other similar unsecured electronic methods. If the party elects to give the Trustee or the Collateral Trustee e-mail instructions (or instructions by a similar electronic method) and the Trustee or the Collateral Trustee, as applicable, in its discretion elects to act upon such instructions, the Trustee’s or the Collateral Trustee’s, as applicable, understanding of such instructions shall be deemed controlling and they shall be fully protected in acting or refraining from acting on such instructions as provided in Section 7.02(a). Neither the Trustee nor the Collateral Trustee shall be liable for any losses, costs or expenses arising directly or indirectly from the Trustee’s or the Collateral Trustee’s reliance upon and compliance with such instructions notwithstanding such instructions conflict or are inconsistent with a subsequent written instruction. The party providing electronic instructions agrees to assume all risks arising out of the use of such electronic methods to submit instructions and directions to the Trustee and the Collateral Trustee, including without limitation the risk of the Trustee or the Collateral Trustee acting on unauthorized instructions, and the risk of interception and misuse by third parties.

Notwithstanding anything to the contrary contained herein, as long as the Notes are in the form of a Global Note, notice to the Holders may be made electronically in accordance with the applicable procedures of the Depositary.

The Trustee and the Collateral Trustee, by notice to the Company, may designate additional or different addresses for subsequent notices or communications.

Any notice or communication delivered or to be delivered to a Holder of Physical Notes or Uncertificated Notes shall be mailed to it by first class mail, postage prepaid, or sent by overnight courier at its address as it appears on the Note Register and shall be sufficiently given to it if so mailed within the time prescribed. Any notice or communication delivered or to be delivered to a Holder of Global Notes shall be delivered in accordance with the applicable procedures of the Depositary and shall be sufficiently given to it if so delivered within the time prescribed.

Failure to mail or deliver a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders. If a notice or communication is mailed or delivered, as the case may be, in the manner provided above, it is duly given, whether or not the addressee receives it.

Section 19.04  Governing Law; Jurisdiction. THIS INDENTURE AND EACH NOTE, AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS INDENTURE AND EACH NOTE, SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK (WITHOUT REGARD TO THE CONFLICTS OF LAWS PROVISIONS THEREOF).

The Company and each Guarantor irrevocably consents and agrees, for the benefit of the Holders from time to time of the Notes, the Trustee and the Collateral Trustee, that any legal action, suit or proceeding against it with respect to obligations, liabilities or any other matter arising out of or in connection with this Indenture or the Notes may be brought in the courts of the State of New York or the courts of the United States located in the Borough of Manhattan, New York City, New York and, until amounts due and to become due in respect of the Notes have been paid, hereby irrevocably consents and submits to the non-exclusive jurisdiction of each such court in personam, generally and unconditionally with respect to any action, suit or proceeding for itself in respect of its properties, assets and revenues and hereby irrevocably designates and appoints CT Corporation System located at 28 Liberty Street, New York, NY 10005, as its authorized agent for receipt of service of process in any such suit, action or proceeding. Nothing in this Indenture will affect the right of any Person to serve process in any other manner permitted by law.

The Company and each Guarantor irrevocably and unconditionally waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of any of the aforesaid actions, suits or proceedings arising out of or in connection with this Indenture brought in the courts of the State of New York or the courts of the United States located in the Borough of Manhattan, New York City, New York and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

Section 19.05  Evidence of Compliance with Conditions Precedent; Certificates and Opinions of Counsel to Trustee. Upon any application or demand by the Company to the Trustee or the Collateral Trustee to take any action under any of the provisions of this Indenture or the other Transaction Documents, the Company shall furnish to the Trustee and the Collateral Trustee, as applicable, an Officers’ Certificate and an Opinion of Counsel stating that such action is permitted by the terms of this Indenture.

Each Officers’ Certificate and Opinion of Counsel provided for, by or on behalf of the Company in this Indenture and delivered to the Trustee or the Collateral Trustee with respect to compliance with this Indenture (other than the Officers’ Certificates provided for in Section 4.14) shall include (a) a statement that the person signing such certificate is familiar with the requested action and this Indenture; (b) a brief statement as to the nature and scope of the examination or investigation upon which the statement contained in such certificate is based; (c) a statement that, in the judgment of such person, he or she has made such examination or investigation as is necessary to enable him or her to express an informed judgment as to whether or not such action is permitted by this Indenture; and (d) a statement as to whether or not, in the judgment of such person, all conditions precedent and covenants, if any, provided for in this Indenture related to the proposed action have been complied with.

Section 19.06  Legal Holidays. In any case where any Interest Payment Date, any Change of Control Repurchase Date or the Maturity Date is not a Business Day, then any action to be taken on such date need not be taken on such date, but may be taken on the next succeeding Business Day with the same force and effect as if taken on such date, and no interest shall accrue in respect of the delay.

Section 19.07  Benefits of Indenture. Nothing in this Indenture or in the Notes, expressed or implied, shall give to any Person, other than the Holders, the parties hereto, any Paying Agent, any Conversion Agent, any authenticating agent, any Note Registrar and their successors hereunder, any benefit or any legal or equitable right, remedy or claim under this Indenture.

Section 19.08  Table of Contents, Headings, Etc. The table of contents and the titles and headings of the articles and sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part hereof, and shall in no way modify or restrict any of the terms or provisions hereof.

Section 19.09  Authenticating Agent. The Trustee may appoint an authenticating agent that shall be authorized to act on its behalf and subject to its direction in the authentication and delivery of Notes in connection with the original issuance thereof and transfers and exchanges of Notes hereunder, including under Section 2.04, Section 2.05, Section 2.06, Section 2.07, Section 10.04 and Section 15.03 as fully to all intents and purposes as though the authenticating agent had been expressly authorized by this Indenture and those Sections to authenticate and deliver Notes. For all purposes of this Indenture, the authentication and delivery of Notes by the authenticating agent shall be deemed to be authentication and delivery of such Notes “by the Trustee” and a certificate of authentication executed on behalf of the Trustee by an authenticating agent shall be deemed to satisfy any requirement hereunder or in the Notes for the Trustee’s certificate of authentication. Such authenticating agent shall at all times be a Person eligible to serve as trustee hereunder pursuant to Section 7.08.

Any corporation or other entity into which any authenticating agent may be merged or converted or with which it may be consolidated, or any corporation or other entity resulting from any merger, consolidation or conversion to which any authenticating agent shall be a party, or any corporation or other entity succeeding to the corporate trust business of any authenticating agent, shall be the successor of the authenticating agent hereunder, if such successor corporation or other entity is otherwise eligible under this Section 19.09, without the execution or filing of any paper or any further act on the part of the parties hereto or the authenticating agent or such successor corporation or other entity.

Any authenticating agent may at any time resign by giving written notice of resignation to the Trustee and to the Company. The Trustee may at any time terminate the agency of any authenticating agent by giving written notice of termination to such authenticating agent and to the Company. Upon receiving such a notice of resignation or upon such a termination, or in case at any time any authenticating agent shall cease to be eligible under this Section, the Trustee may appoint a successor authenticating agent (which may be the Trustee), shall give written notice of such appointment to the Company and shall deliver notice of such appointment to all Holders.

The Company agrees to pay to the authenticating agent from time to time reasonable compensation for its services although the Company may terminate the authenticating agent, if it determines such agent’s fees to be unreasonable.

The provisions of Section 7.02, Section 7.01, Section 7.04, Section 8.03 and this Section 19.09 shall be applicable to any authenticating agent.

If an authenticating agent is appointed pursuant to this Section 19.09, the Notes may have endorsed thereon, in addition to the Trustee’s certificate of authentication, an alternative certificate of authentication in the following form:

__________________________,
as Authenticating Agent, certifies that this is one of the Notes described in the within-named Indenture.

By:
Authorized Officer

Section 19.10  Execution in Counterparts. This Indenture may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument. The exchange of copies of this Indenture and of signature pages by facsimile or PDF transmission shall constitute effective execution and delivery of this Indenture as to the parties hereto and may be used in lieu of the original Indenture for all purposes. Signatures of the parties hereto transmitted by facsimile or PDF shall be deemed to be their original signatures for all purposes.

Section 19.11  Severability. In the event any provision of this Indenture or in the Notes shall be invalid, illegal or unenforceable, then (to the extent permitted by law) the validity, legality or enforceability of the remaining provisions shall not in any way be affected or impaired.

Section 19.12  Waiver of Jury Trial. EACH OF THE COMPANY, THE GUARANTORS, THE TRUSTEE AND THE COLLATERAL TRUSTEE HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE, THE NOTES OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 19.13  Force Majeure. In no event shall the Trustee or the Collateral Trustee be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services; it being understood that the Trustee or the Collateral Trustee, as applicable, shall use reasonable efforts that are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

Section 19.14  Calculations. Except as otherwise explicitly provided herein, the Company shall be responsible for making all calculations called for under this Indenture and the Notes. None of the Trustee, the Collateral Trustee or the Conversion Agent shall be responsible for making any of these calculations, which include, but are not limited to, determinations of the Last Reported Sale Prices of the Common Stock, the Daily VWAPs, Cash Interest, any accrued interest payable on the Notes, the Conversion Rate of the Notes, Beneficial Ownership Limitations and none of the Trustee, the Collateral Trustee or the Conversion Agent shall have any duty to monitor the Stock Price. The Company shall make all these calculations (other than the Beneficial Ownership Limitation, which shall be made pursuant to Section 14.11) in good faith and, absent manifest error, the Company’s calculations shall be final and binding on Holders of Notes. The Company shall provide a schedule of its calculations to each of the Trustee, the Collateral Trustee (if applicable) and the Conversion Agent, and each of the Trustee, the Collateral Trustee and the Conversion Agent is entitled to rely conclusively upon the accuracy of the Company’s calculations without independent verification. The Trustee will forward the Company’s calculations to any Holder of Notes upon the request of that Holder at the sole cost and expense of the Company.

Section 19.15  USA PATRIOT Act. The parties hereto acknowledge that in accordance with Section 326 of the USA PATRIOT Act, the Trustee and the Collateral Trustee, like all financial institutions and in order to help fight the funding of terrorism and money laundering, is required to obtain, verify, and record information that identifies each person or legal entity that establishes a relationship or opens an account with the Trustee or the Collateral Trustee. The parties to this Indenture agree that they will provide the Trustee and the Collateral Trustee with such information as it may request in order for the Trustee and the Collateral Trustee to satisfy the requirements of the USA PATRIOT Act.

Section 19.16  Foreign Account Tax Compliance Act (FATCA). In order to comply with applicable tax laws, rules and regulations (inclusive of directives, guidelines and interpretations promulgated by competent authorities) in effect from time to time (“Applicable Tax Law”), the Company agrees (i) to use commercially reasonable efforts to provide to the Trustee, upon request, such information as it has in its possession about Holders and other applicable parties and/or transactions (including any modification to the terms of such transactions), so that the Trustee can determine whether it has tax-related obligations under Applicable Tax Law and (ii) that the Trustee shall be entitled to make any withholding or deduction from payments under this Indenture to the extent necessary to comply with Applicable Tax Law. The terms of this Section shall survive the termination of this Indenture.

Section 19.17  Withholding Taxes.

(a)            For purposes of this Section 19.17, the term “Applicable Law” includes FATCA.

(b)            Any and all payments by or on account of any obligation of any Note Party under any Note Document shall be made without deduction or withholding for any Taxes, except as required by Applicable Law. If any Applicable Law requires the deduction or withholding of any Tax from any such payment, then the applicable party shall be entitled to make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with Applicable Law and if such Tax is an Indemnified Tax, then the sum payable by the applicable Note Party shall be increased as necessary so that after such deduction or withholding has been made (including such deductions and withholdings applicable to additional sums payable under this Section 19.17) the applicable Recipient receives an amount equal to the sum it would have received had no such deduction or withholding been made.

(c)            In addition, the Note Parties shall timely pay to the relevant Governmental Authority in accordance with Applicable Law, or at the option of the Holders timely reimburse them for the payment of, any Other Taxes.

(d)            The Note Parties agree, jointly and severally, to indemnify each Recipient, within 10 days after demand therefor, for the full amount of Indemnified Taxes (including Indemnified Taxes imposed or asserted by any jurisdiction on amounts payable under this Section 19.17) paid by such Recipient or required to be withheld or deducted from a payment to such Recipient and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Company by a Holder (with a copy to the Trustee), or by the Trustee on its own behalf or on behalf of a Holder, shall be conclusive absent manifest error.

(e)            Each Holder agrees to indemnify the Trustee, within 10 days after demand therefor, for (i) any Indemnified Taxes attributable to such Holder (but only to the extent that the Note Parties have not already indemnified such Trustee for such Indemnified Taxes and without limited the obligation of the Note Parties to do so) and (ii) any Excluded Taxes attributable to such Holder, in each case, that are payable or paid by the Trustee in connection with any Note Document, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any Holder by the Trustee shall be conclusive absent manifest error. Each Holder hereby authorizes the Trustee to set off and apply any and all amounts at any time owing to such Holder under any Note Document or otherwise payable by the Trustee to such Holder from any other source against any amount due to the Trustee under this Section 19.17(e).

(f)            As soon as practicable after any payment of Taxes by a Note Party to a Government Authority pursuant to this Section, the Company shall deliver to the Trustee the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Trustee.

(g)            Any Holder or beneficial owner of Notes that is entitled to an exemption from or reduction of withholding Tax with respect to payments made under any Note Document shall deliver to the Company and the Trustee, at the time or times reasonably requested by the Company or the Trustee, such properly completed and executed documentation reasonably requested by the Company or the Trustee as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Holder, if reasonably requested by the Company or the Trustee, shall deliver such other documentation prescribed by Applicable Law or reasonably requested by the Company or the Trustee as will enable the Company or the Trustee to determine whether or not such Holder is subject to backup withholding or information reporting requirements.

(h)            If any party (referred to in this paragraph as an "indemnified party") determines, in its sole discretion exercised in good faith, that it has received a refund of any Taxes in respect of which it has received additional amounts pursuant to this Section 19.17 or as to which it has been indemnified pursuant to this Section 19.17 (including by the payment of additional amounts pursuant to this Section 19.17), it shall promptly pay to the party that paid such additional amounts or indemnity payments, as applicable, (referred to in this paragraph as an "indemnifying party") an amount equal to such refund (but only to the extent of additional amounts or indemnity payments made under this Section 19.17 with respect to the Taxes giving rise to such refund), net of all out-of-pocket expenses (including Taxes) of such indemnified party and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund). Such indemnifying party, upon the request of such indemnified party, shall repay to such indemnified party the amount paid over pursuant to this Section 19.17(h) (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) in the event that such indemnified party is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this Section 19.17(h), in no event will the indemnified party be required to pay any amount to an indemnifying party pursuant to this Section 19.17(h) the payment of which would place the indemnified party in a less favorable net after-Tax position than the indemnified party would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid. This Section 19.17(h) shall not be construed to require any indemnified party to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to the indemnifying party or any other Person.

(i)            Each party's obligations under this Section 19.17 shall survive the resignation or replacement of the Trustee or any assignment of rights by, or the replacement of, a Holder, the termination or conversion of the Notes and the repayment, satisfaction or discharge of all obligations under any Note Document.

Section 19.18  Interest Act (Canada). For purposes of disclosure under the Interest Act (Canada), whenever interest is calculated under a note on the basis of a year which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as an annual rate by multiplying such rate of interest by a fraction, the numerator of which is the actual number of days in such calendar year, and the denominator of which is the number of days in the deemed year

Section 19.19  Australian Code of Banking Practice . The parties hereto acknowledge and agree that the Australian Code of Banking Practice does not apply to the Transaction Documents and the transactions under them.

Section 19.20  Conversion of Currency . The Issuer covenants and agrees that the following provisions shall apply to conversion of currency in the case of the Notes and this Indenture:

(a)            (i) If for the purposes of obtaining judgment in, or enforcing the judgment of, any court in any country, it becomes necessary to convert into any other currency (the “Judgment Currency”) an amount due or contingently due under the Notes and this Indenture (the “Required Currency”), then the conversion shall be made at the rate of exchange prevailing on the Business Day before the day on which the judgment is given or the order of enforcement is made, as the case may be (unless a court shall otherwise determine).

(ii)            If there is a change in the rate of exchange prevailing between the Business Day before the day on which the judgment is given or an order of endorsement is made, as the case may be (or such other date as a court shall determine), and the date of receipt of the amount due, the Issuer shall pay such additional (or, as the case may be, such lesser) amount, if any, as may be necessary so that the amount paid in the judgment currency when converted at the rate of exchange prevailing on the date of receipt will produce the amount in the Required Currency originally due.

(b)            In the event of the winding-up of the Issuer at any time while any amount or damages owing under the Notes and this Indenture, or any judgment or order rendered in respect thereof, shall remain outstanding, the Issuer shall indemnify and hold the Holders of Notes and the Trustee harmless against any deficiency arising or resulting from any variation in rates of exchange between (1) the date as of which the equivalent of the amount in the Required Currency (other than under this Subsection (b)) is calculated for the purposes of such winding-up and (2) the final date for the filing of proofs of claim in such winding-up. For the purpose of this Subsection (b) the final date for the filing of proofs of claim in the winding-up of the Issuer shall be the date fixed by the liquidator or otherwise in accordance with the relevant provisions of applicable law as being the latest practicable date as at which liabilities of the Issuer may be ascertained for such winding-up prior to payment by the liquidator or otherwise in respect thereto.

(c)            The obligations contained in Subsections (a)(ii) and (b) of this Section shall constitute separate and independent obligations of the Issuer from its other obligations under the Notes and this Indenture, shall give rise to separate and independent causes of action against the Issuer, shall apply irrespective of any waiver or extension granted by any Holder or Trustee from time to time and shall continue in full force and effect notwithstanding any judgment or order or the filing of any proof of claim in the winding-up of the Issuer for a liquidated sum in respect of amounts due hereunder (other than under Subsection (b) above) or under any such judgment or order. Any such deficiency as aforesaid shall be deemed to constitute a loss suffered by the Holders or the Trustee, as the case may be, and no proof or evidence of any actual loss shall be required by the Issuer or its liquidator. In the case of Subsection (b) above, the amount of such deficiency shall not be deemed to be reduced by any variation in rates of exchange occurring between the said final date and the date of any liquidating distribution.

(d)            The term “rate(s) of exchange” shall mean the daily average rate of exchange quoted by The Bank of Canada on its website, or such other Canadian chartered bank as may be designated in writing by the Issuer to the Trustee from time to time, at its central foreign exchange desk in its main office in Toronto on the relevant date for purchases of the Required Currency with the Judgment Currency and includes any premiums and costs of exchange payable.

Section 19.21  Currency Equivalent . U.S. dollars are the sole currency of account and payment for all sums payable by the Company under or in connection with the Notes, including damages. Except as otherwise provided in this Indenture, for purposes of the construction of the terms of this Indenture or of the Securities, in the event that any amount is stated herein in the currency of one nation (the “First Currency”), as of any date such amount shall also be deemed to represent the amount in the currency of any other relevant nation (the “Other Currency”) which is required to purchase such amount in the First Currency at the rate of exchange quoted by The Bank of Canada, or such other Canadian chartered bank as may be designated in writing by the Issuer to the Trustee from time to time, at its central foreign exchange desk in its main office in Toronto at 12:00 noon (Toronto time) on the date of determination.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed as of the date first written above.

ELECTRA BATTERY MATERIALS CORPORATION

By:	/s/ Trent Mell
Name: Trent Mell
Title: Chief Executive Officer

GLAS TRUST COMPANY LLC, as Trustee and as Collateral Trustee

By:	/s/ Katie Fischer
Name: Katie Fischer
Title: Vice President

[Signature Page to Electra Battery Materials Corporation – Indenture]

Executed by Acacia Minerals Pty Limited (ACN 127 419 729) (as Guarantor) in accordance with section 127 of the Corporations Act 2001 (Cth) by:

/s/ Trent Mell	/s/ Michael Naylor
Signature of director	Signature of director/secretary

Trent Mell	Michael Naylor
Name of director (print)	Name of director/secretary (print)

Executed by Cobalt One Pty Ltd (ACN 127 411 796) (as Guarantor) in accordance with section 127 of the Corporations Act 2001 (Cth) by:

/s/ Trent Mell	/s/ Michael Naylor
Signature of director	Signature of director/secretary

Trent Mell	Michael Naylor
Name of director (print)	Name of director/secretary (print)

Executed by Ophiolite Consultants Pty Limited (ACN 092 694 490) (as Guarantor) in accordance with section 127 of the Corporations Act 2001 (Cth) by:

/s/ Trent Mell	/s/ Michael Naylor
Signature of director	Signature of director/secretary

Trent Mell	Michael Naylor
Name of director (print)	Name of director/secretary (print)

COBALT CAMP REFINERY LTD. , as Guarantor

By:	/s/ Trent Mell
Name: Trent Mell
Title: Director

COBALT ONE LIMITED, as Guarantor

By:	/s/ Trent Mell
Name: Trent Mell
Title: Director

COBALT PROJECT INTERNATIONAL CORP., as Guarantor

By:	/s/ Trent Mell
Name: Trent Mell
Title: Director

COBALT INDUSTRIES OF CANADA CORP., as Guarantor

By:	/s/ Trent Mell
Name: Trent Mell
Title: Director

US COBALT INC., as Guarantor

By:	/s/ Trent Mell
Name: Trent Mell
Title: Director

[Signature Page to Electra Battery Materials Corporation. – Indenture]

COBALT CAMP ONTARIO HOLDINGS CORP., as Guarantor

By:	/s/ Trent Mell
Name: Trent Mell
Title: Director

1086360 BC LTD., as Guarantor

By:	/s/ Trent Mell
Name: Trent Mell
Title: Director

IDAHO COBALT COMPANY, as Guarantor

By:	/s/ Trent Mell
Name: Trent Mell
Title: Director

SCIENTIFIC METALS (DELAWARE) CORP., as Guarantor

By:	/s/ Trent Mell
Name: Trent Mell
Title: Director

[Signature Page to Electra Battery Materials Corporation – Indenture]

EXHIBIT A

[FORM OF FACE OF NOTE]

[INCLUDE FOLLOWING LEGEND IF A GLOBAL NOTE]

[UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF [THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”)], TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT HEREUNDER IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.]

[INCLUDE FOLLOWING LEGEND IF PHYSICAL NOTE OR UNCERTIFICATED NOTE DEPOSIT IS MADE

TO CDS]

[UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. CDS”) TO ELECTRA BATTERY MATERIALS CORPORATION (THE “ISSUER”) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.]

[INCLUDE FOLLOWING LEGEND IF A RESTRICTED SECURITY]

[THIS SECURITY AND THE COMMON STOCK, IF ANY, ISSUABLE UPON CONVERSION OF THIS SECURITY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE FOLLOWING SENTENCE. BY ITS ACQUISITION HEREOF OR OF A BENEFICIAL INTEREST HEREIN, THE ACQUIRER:

(1) REPRESENTS THAT IT AND ANY ACCOUNT FOR WHICH IT IS ACTING IS A “QUALIFIED INSTITUTIONAL BUYER” (WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT) AND THAT IT EXERCISES SOLE INVESTMENT DISCRETION WITH RESPECT TO EACH SUCH ACCOUNT, AND

(2) AGREES FOR THE BENEFIT OF ELECTRA BATTERY MATERIALS CORPORATION (THE “COMPANY”) THAT IT WILL NOT OFFER, SELL, PLEDGE OR OTHERWISE TRANSFER THIS SECURITY OR ANY BENEFICIAL INTEREST HEREIN PRIOR TO THE DATE THAT IS THE LATER OF (X) ONE YEAR AFTER THE LAST ORIGINAL ISSUE DATE HEREOF OR SUCH SHORTER PERIOD OF TIME AS PERMITTED BY RULE 144 UNDER THE SECURITIES ACT OR ANY SUCCESSOR PROVISION THERETO AND (Y) SUCH LATER DATE, IF ANY, AS MAY BE REQUIRED BY APPLICABLE LAW, EXCEPT:

(A) TO THE COMPANY OR ANY SUBSIDIARY THEREOF, OR

(B) OUTSIDE THE UNITED STATES PURSUANT TO REGULATION S UNDER THE SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, OR

(C) PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BECOME EFFECTIVE UNDER THE SECURITIES ACT, OR

(D) PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT OR ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PRIOR TO THE REGISTRATION OF ANY TRANSFER IN ACCORDANCE WITH CLAUSE (2)(B) OR (D) ABOVE, THE COMPANY AND THE TRUSTEE RESERVE THE RIGHT TO REQUIRE THE DELIVERY OF SUCH LEGAL OPINIONS, CERTIFICATIONS OR OTHER EVIDENCE AS MAY REASONABLY BE REQUIRED IN ORDER TO DETERMINE THAT THE PROPOSED TRANSFER IS BEING MADE IN COMPLIANCE WITH THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. NO REPRESENTATION IS MADE AS TO THE AVAILABILITY OF ANY EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.]

NO AFFILIATE (AS DEFINED IN RULE 144 UNDER THE SECURITIES ACT) OF ELECTRA BATTERY MATERIALS CORPORATION OR PERSON THAT HAS BEEN AN AFFILIATE (AS DEFINED IN RULE 144 UNDER THE SECURITIES ACT) OF ELECTRA BATTERY MATERIALS CORPORATION DURING THE IMMEDIATELY PRECEDING THREE MONTHS MAY PURCHASE, OTHERWISE ACQUIRE OR HOLD THIS SECURITY OR A BENEFICIAL INTEREST HEREIN.

[INCLUDE FOLLOWING LEGEND IF THE NOTE IS ISSUED PRIOR TO THE EXPIRATION OF THE FOUR MONTH HOLD PERIOD]

[UNLESS PERMITTED BY SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [THE DATE THAT IS FOUR MONTHS AND A DAY AFTER THE DISTRIBUTION DATE].]

[INCLUDE FOLLOWING LEGEND IF REQUIRED BY TSX-V AND THE NOTE IS ISSUED PRIOR TO THE EXPIRATION OF THE FOUR MONTH HOLD PERIOD]

[WITHOUT THE PRIOR WRITTEN APPROVAL OF TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL [THE DATE THAT IS FOUR MONTHS AND A DAY AFTER THE DISTRIBUTION DATE].]

ELECTRA BATTERY MATERIALS CORPORATION

12.00% Convertible Senior Secured Note due 2027

No. [_____]	[Initially][1] $[ ]

CUSIP No. [_________]

ISIN No. [_________]

ELECTRA BATTERY MATERIALS CORPORATION, a corporation duly organized and validly existing under the federal laws of Canada (the “Company,” which term includes any successor corporation or other entity under the Indenture referred to on the reverse hereof), for value received hereby promises to pay to Cede & Co.2 [_______]3, or registered assigns, the principal sum [as set forth in the “Schedule of Exchanges of Notes” attached hereto]4 [of $[_______]]5, which amount, taken together with the principal amounts of all other outstanding Notes, shall not, unless permitted by the Indenture, exceed $[ ], in accordance with the rules and applicable procedures of the Depositary, on [_____], [ ], and interest thereon as set forth below.

This Note shall bear interest at the rates set forth in the Indenture from November [●], 2024, or from the most recent date to which interest has been paid or duly provided for to, but excluding, the next scheduled Interest Payment Date until November 12, 2027. Cash Interest shall be payable at a rate of 12.00% per annum, subject to reduction in certain circumstances described in the Indenture.

Interest on this Note is payable quarterly in arrears on each February 15, May 15, August 15 and November 15, commencing February 15, 2025, to Holders of record at the close of business on the preceding February 1, May 1, August 1 and November 1 (whether or not such day is a Business Day), respectively. Interest on this Note is payable in the manner set forth in Section 2.03 of the within-mentioned Indenture. Additional Interest will be payable as set forth in Section 4.06(c), Section 4.06(d) and Section 6.03 of the within-mentioned Indenture, and any reference to interest on, or in respect of, any Note therein shall be deemed to refer solely to Additional Interest (if, in such context, Additional Interest is, was or would be payable pursuant to any of such Section 4.06(c), Section 4.06(d) or Section 6.03) or any interest on any Defaulted Amounts payable as set forth in Section 2.04(e) in the within-mentioned Indenture.

Any Defaulted Amounts shall accrue interest per annum at the then-applicable interest rate borne by this Note, subject to the enforceability thereof under Applicable Law, from, and including, such relevant payment date to, but excluding, the date on which such Defaulted Amounts shall have been paid by the Company, at its election, in accordance with Section 2.06(e) of the within-mentioned Indenture.

1 Include if a global note.

2 Include if a global note.

3 Include if a physical note.

4 Include if a global note.

5 Include if a physical note.

The Company shall pay the principal of and interest, if any, on this Note, if and so long as such Note is a Global Note, in immediately available funds to the Depositary or its nominee, as the case may be, as the registered Holder of such Note. As provided in and subject to the provisions of the Indenture, the Company shall pay the principal of any Notes (other than Notes that are Global Notes) at the office or agency designated by the Company for that purpose. The Company has initially designated the Trustee as its Paying Agent and Note Registrar in respect of the Notes and its agency in the contiguous United States as a place where Notes may be presented for payment or for registration of transfer.

Reference is made to the further provisions of this Note set forth on the reverse hereof, including, without limitation, provisions giving the Holder of this Note the right to convert this Note into shares of Common Stock (subject to the payment of cash in lieu of any fractional entitlements to shares of Common Stock) on the terms and subject to the limitations set forth in the Indenture. Such further provisions shall for all purposes have the same effect as though fully set forth at this place.

This Note, and any claim, controversy or dispute arising under or related to this Note, shall be construed in accordance with and governed by the laws of the State of New York (without regard to the conflicts of laws provisions thereof).

In the case of any conflict between this Note and the Indenture, the provisions of the Indenture shall control and govern.

This Note shall not be valid or become obligatory for any purpose until the certificate of authentication hereon shall have been signed manually or by facsimile by the Trustee or a duly authorized authenticating agent under the Indenture.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Company has caused this Note to be duly executed.

ELECTRA BATTERY MATERIALS CORPORATION

By:
Name:
Title:

Dated:

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

[       ]
as Trustee, certifies that this is one of the Notes described in the within-named Indenture.

By:
Authorized Officer

[FORM OF REVERSE OF NOTE]

ELECTRA BATTERY MATERIALS CORPORATION
12.00% Convertible Senior Secured Note due 2027

This Note is one of a duly authorized issue of Notes of the Company, designated as its 12.00% Convertible Senior Secured Notes due 2027 (the “Notes”), limited to the aggregate principal amount of $4,000,000 all issued or to be issued under and pursuant to an Indenture dated as of November 26, 2024 (the “Indenture”), between the Company and [ ], as trustee (in such capacity, the “Trustee”) and as collateral trustee (in such capacity, the “Collateral Trustee”), to which Indenture and all indentures supplemental thereto reference is hereby made for a description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Trustee, the Collateral Trustee, the Company and the Holders of the Notes. Capitalized terms used in this Note and not defined in this Note shall have the respective meanings set forth in the Indenture.

To guarantee the due and punctual payment of the principal and interest (including post-filing or post-petition interest) on the Notes and all other amounts payable by the Company under the Indenture, the Notes and the other Transaction Documents when and as the same shall be due and payable, whether at maturity, by acceleration or otherwise, according to the terms of the Notes and the Indenture, the Guarantors will unconditionally guarantee (and future guarantors, jointly and severally with the Guarantors, will fully and unconditionally Guarantee) such obligations on a senior secured basis pursuant to the terms of the Indenture.

The Notes and the Guarantor’s Guarantees of the Notes will be secured by the Collateral on the terms and subject to the conditions set forth in the Indenture and the Note Security Documents. The Collateral Trustee will hold the Collateral for the benefit of the Holders pursuant to the Note Security Documents. Each Holder, by accepting this Note, consents and agrees to the terms of the Note Security Documents (including the provisions providing for the foreclosure and release of Collateral), as the same may be in effect or may be amended from time to time in accordance with their terms and the Indenture and authorizes and directs the Collateral Trustee to enter into the Note Security Documents and to perform its obligations and exercise its rights thereunder in accordance therewith.

In case certain Events of Default shall have occurred and be continuing, the principal of, and any interest on, all Notes may be declared, by either the Trustee or Holders of at least 25% in aggregate principal amount of Notes then outstanding, and upon said declaration shall become, due and payable, in the manner, with the effect and subject to the conditions and certain exceptions set forth in the Indenture.

Subject to the terms and conditions of the Indenture, the Company will make all payments and deliveries in respect of the Change of Control Repurchase Price on the Change of Control Repurchase Date and the principal amount on the Maturity Date, as the case may be, to the Holder who surrenders a Note to a Paying Agent to collect such payments in respect of the Note. The Company will pay cash amounts in money of the United States that at the time of payment is legal tender for payment of public and private debts.

The Indenture contains provisions permitting the Company, the Trustee and the Collateral Trustee, in certain circumstances, without the consent of the Holders of the Notes, and in certain other circumstances, with the consent of the Holders of not less than a majority in aggregate principal amount of the Notes at the time outstanding, evidenced as in the Indenture provided, to execute supplemental indentures or supplements and amendments modifying the terms of the Indenture, the Notes and the other Transaction Documents as described therein. It is also provided in the Indenture that, subject to certain exceptions, the Holders of a majority in aggregate principal amount of the Notes at the time outstanding may on behalf of the Holders of all of the Notes waive any past Default or Event of Default under the Indenture and its consequences.

Each Holder shall have the right to receive payment or delivery, as the case may be, of (x) the principal (including the Change of Control Repurchase Price, if applicable) of, (y) accrued and unpaid interest, if any, on, and (z) the consideration due upon conversion of, this Note at the place, at the respective times, at the rate and in the lawful money or shares of Common Stock, as the case may be, herein prescribed.

The Notes are issuable in registered form without coupons in minimum denominations of $1,000 principal amount and integral multiples of $1,000 in excess thereof. At the office or agency of the Company referred to on the face hereof, and in the manner and subject to the limitations provided in the Indenture, Notes may be exchanged for a like aggregate principal amount of Notes of other authorized denominations, without payment of any service charge but, if required by the Company or Trustee, with payment of a sum sufficient to cover any transfer or similar tax that may be imposed in connection therewith as a result of the name of the Holder of the new Notes issued upon such exchange of Notes being different from the name of the Holder of the old Notes surrendered for such exchange.

The Notes shall not be redeemable at the Company’s option and no sinking fund is provided for the Notes. The Company will have the right to cause the automatic conversion of all Notes then outstanding in the manner, and subject to the terms, set forth in Article 16 of the Indenture.

Upon the occurrence of a Change of Control, the Company is required to offer to repurchase for cash all of such Holder’s Notes or any portion thereof (in principal amounts of $1,000 or integral multiples thereof) on the Change of Control Repurchase Date at a price equal to the Change of Control Repurchase Price.

Subject to the provisions of the Indenture, the Holder hereof has the right, at its option, during certain periods and upon the occurrence of certain conditions specified in the Indenture, prior to the close of business on the second Scheduled Trading Day immediately preceding the Maturity Date, to convert any Notes or portion thereof that is $1,000 or an integral multiple thereof, into shares of Common Stock at the Conversion Rate specified in the Indenture, as adjusted from time to time as provided in the Indenture.

ABBREVIATIONS

The following abbreviations, when used in the inscription of the face of this Note, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM = as tenants in common

UNIF GIFT MIN ACT = Uniform Gifts to Minors Act

CUST = Custodian

TENENT = as tenants by the entireties

JT TEN = joint tenants with right of survivorship and not as tenants in common

Additional abbreviations may also be used though not in the above list.

SCHEDULE A6

SCHEDULE OF EXCHANGES OF NOTES

ELECTRA BATTERY MATERIALS CORPORATION
12.00% Convertible Senior Secured Notes due 2027

The initial principal amount of this Global Note is _______ DOLLARS ($[_________]).

The following increases or decreases in this Global Note have been made:

Date of exchange	Amount of decrease in principal amount of this Global Note	Amount of increase in principal amount of this Global Note	Principal amount of this Global Note following such decrease or increase	Signature of authorized signatory of Trustee or Custodian

6 Include if a global note.

SCHEDULE A - ATTACHMENT 1

[FORM OF NOTICE OF CONVERSION]

To:      [ ]

Attention: ELECTRA BATTERY MATERIALS CORPORATION Administrator

The undersigned registered owner of this Note hereby exercises the option to convert this Note, or the portion hereof (that is $1,000 principal amount or an integral multiple thereof) below designated, into shares of Common Stock in accordance with the terms of the Indenture referred to in this Note, and directs that any shares of Common Stock issuable and deliverable upon such conversion, together with any cash for any fractional share, and any Notes representing any unconverted principal amount hereof, be issued and delivered to the registered Holder hereof by Deposit & Withdrawal at Custodian through The Depositor Trust Company at the account specified, unless a different name has been indicated below. If any shares of Common Stock or any portion of this Note not converted are to be issued in the name of a Person other than the undersigned, the undersigned will pay all documentary, stamp or similar issue or transfer taxes, if any in accordance with Section 14.02(e) and Section 14.02(f) of the Indenture. Any amount required to be paid to the undersigned on account of any interest accompanies this Note. Capitalized terms used herein but not defined shall have the meanings ascribed to such terms in the Indenture.

DTC Participant Name:

DTC Participant Number:

Account Name:

Account Number:

Contact Information at Holder:

Contact Information at DTC Participant:

Dated:

Signature(s)

___________________________
Signature Guarantee

Signature(s) must be guaranteed
by an eligible Guarantor Institution
(banks, stock brokers, savings and
loan associations and credit unions)
with membership in an approved
signature guarantee medallion program
pursuant to Securities and Exchange
Commission Rule 17Ad-15 if shares
of Common Stock are to be issued, or
Notes are to be delivered, other than
to and in the name of the registered holder.

Fill in for registration of shares if
to be issued, and Notes if to
be delivered, other than to and in the
name of the registered holder:

(Name)

(Street Address)

(City, State and Zip Code) Please print name and address

Principal amount to be converted (if less than all): $______,000

NOTICE: The above signature(s) of the Holder(s) hereof must correspond with the name as written upon the face of the Note in every particular without alteration or enlargement or any change whatever.

Social Security or Other Taxpayer Identification Number

SCHEDULE A - ATTACHMENT 2

[FORM OF ASSIGNMENT AND TRANSFER]

For value received ____________________________ hereby sell(s), assign(s) and transfer(s) unto _________________ (Please insert social security or Taxpayer Identification Number of assignee) the within Note, and hereby irrevocably constitutes and appoints _____________________ attorney to transfer the said Note on the books of the Company, with full power of substitution in the premises.

In connection with any transfer of the within Note occurring prior to the Resale Restriction Termination Date, as defined in the Indenture governing such Note, the undersigned confirms that such Note is being transferred:

☐         To ELECTRA BATTERY MATERIALS CORPORATION or a subsidiary thereof; or

☐         Pursuant to Regulation S under the Securities Act of 1933, as amended, and in compliance with applicable local laws and regulations; or

☐         Pursuant to a registration statement that has become or been declared effective under the Securities Act of 1933, as amended; or

☐         Pursuant to and in compliance with Rule 144 under the Securities Act of 1933, as amended, or any other available exemption from the registration  requirements of the Securities Act of 1933, as amended.

Dated:

Signature(s)

Signature Guarantee

Signature(s) must be guaranteed by an
eligible Guarantor Institution (banks, stock
brokers, savings and loan associations and
credit unions) with membership in an approved
signature guarantee medallion program pursuant
to Securities and Exchange Commission
Rule 17Ad-15 if Notes are to be delivered, other
than to and in the name of the registered holder.

NOTICE: The signature on the assignment must correspond with the name as written upon the face of the Note in every particular without alteration or enlargement or any change whatever.

EXHIBIT B

FORM OF SUPPLEMENTAL INDENTURE

[_____] SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”) dated as of [ ], among [NEW GUARANTOR] (the “New Guarantor”), a subsidiary of ELECTRA BATTERY MATERIALS CORPORATION (or its successor), a corporation existing under the federal laws of Canada (the “Company”), and [ ], as trustee (the “Trustee”) and collateral trustee under the indenture referred to below.

WHEREAS the Company (or its successor) has heretofore executed and delivered to the Trustee an indenture (as amended, supplemented or otherwise modified, the “Indenture”) dated as of November 26, 2024, providing for the issuance of the Company’s 12.00% Convertible Senior Secured Notes (the “Notes”), initially in an aggregate principal amount of $4,000,000;

WHEREAS Section 4.13 of the Indenture provides that, under certain circumstances, the Company is required to cause the New Guarantor to execute and deliver to the Trustee a supplemental indenture pursuant to which the New Guarantor shall unconditionally guarantee all the obligations of the Company under the Notes and the Indenture pursuant to a Guarantee on the terms and conditions set forth herein; and

WHEREAS pursuant to Section 10.01 of the Indenture, the Trustee and the Company are authorized to execute and deliver this Supplemental Indenture without the consent of any Holder of the Notes;

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the New Guarantor, the Company and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders (as defined in the Indenture) as follows:

1. Defined Terms. As used in this Supplemental Indenture, terms defined in the Indenture or in the preamble or recital hereto are used herein as therein defined. The words “herein,” “hereof” and “hereby” and other words of similar import used in this Supplemental Indenture refer to this Supplemental Indenture as a whole and not to any particular section hereof.

2. Agreement to Guarantee. The New Guarantor hereby agrees, jointly and severally with all existing Guarantors (if any), to unconditionally guarantee the Obligations of the Company under the Notes and the Indenture on the terms and subject to the conditions set forth in Article 13 of the Indenture and to be bound by all other applicable provisions of the Indenture and the Notes and to perform all of the obligations and agreements of a guarantor under the Indenture.

3. Notices. All notices or other communications to the New Guarantor shall be given as provided in Section 19.03 of the Indenture.

4. Ratification of Indenture; Supplemental Indentures Part of Indenture. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder shall be bound hereby.

B-1

5. Governing Law. THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

6. Trustee Makes No Representation. The Trustee makes no representation as to the validity or sufficiency of this Supplemental Indenture or with respect to the recitals contained herein, all of which recitals are made solely by the other parties hereto.

7. Counterparts. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

8. Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction thereof.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

ELECTRA BATTERY MATERIALS CORPORATION

By:
Name:
Title:

[NEW GUARANTOR]

By:
Name:
Title:

[ ],
as Trustee

By:
Name:
Title:

B-2

EXHIBIT C

FORM OF PERMITTED JUNIOR INTERCREDITOR AGREEMENT

C-1

EXHIBIT D

FORM OF PERMITTED WORKING CAPITAL
INTERCREDITOR AGREEMENT

D-1

EXHIBIT E

REGULATION S CERTIFICATE

E-1

SCHEDULE A

EXISTING LIENS

[Redacted: Commercially sensitive information]

1

SCHEDULE B

EXISTING INDEBTEDNESS

[Redacted: Commercially sensitive information]

1

SCHEDULE C

EXISTING INVESTMENTS

[Redacted: Commercially sensitive information]

1